[LETTERHEAD]

March 26, 2010

BY EDGAR TRANSMISSION

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
File No. 001-32590

Dear Ms. Ebbertt:

We have received the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your comment letter to Community Bankers Trust Corporation (the “Company”), dated January 15, 2010 (the “Follow-Up Comment Letter”), with respect to the filings referenced above. This letter responds to the comments set forth in the Follow-Up Comment Letter.

For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

We have also included as appendices to this letter the following draft filings, each of which reflects revisions to the original filings in response to the comments in your letter dated September 30, 2009 (the “Initial Comment Letter”) and the Follow-Up Comment Letter:

Appendix A	Amendment No. 3 to the Annual Report on Form 10-K/A for the year ended December 31, 2008 (the “2008 Form 10-K”)

Appendix B	Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the period ended March 31, 2009 (the “1st Quarter 2009 Form 10-Q”)

Appendix C	Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the period ended June 30, 2009 (the “2nd Quarter 2009 Form 10-Q”)

Appendix D	Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the period ended September 30, 2009 (the “3rd Quarter 2009 Form 10-Q”)

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

The Company will officially transmit the filings described above, with opinions, signatures and exhibits, once the Staff and the Company have had the opportunity to resolve the comments that have been provided.

The Company notes that it has submitted an extension with respect to the deadline for filing its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) until March 31, 2010. The 2009 Form 10-K will reflect the Company’s responses to the Staff’s comments, as set forth in the Initial Comment Letter and the Follow-Up Comment Letter, and the Company will file the 2009 Form 10-K on or before March 31, 2010. The Company acknowledges that it will amend the 2009 Form 10-K to the extent necessary following the resolution of all Staff comments with respect to prior filings.

The Company notes further that it is currently preparing the disclosures relating to the effectiveness of its disclosure controls and procedures and internal control over financial reporting for the 2009 Form 10-K. As part of this process, the Company is reviewing such disclosures, as previously provided, in each of the filings described above and intends to update those disclosures as appropriate prior to officially transmitting the amended filings.

Form 10-K for fiscal year ended December 31, 2008

General

1.	We note from your response to prior comment 1 of our letter dated September 30, 2009 that you determined you were still able to file under the smaller reporting company filing requirements as of December 31, 2008, but that beginning with your Form 10-Q for the period ended March 31, 2009 you were considered an accelerated filer. We do not disagree with your conclusion. However, it is unclear from your response whether you intend to check only the “smaller reporting company” checkbox on the cover of your amended Form 10-K. Please tell us and revise your filing to check only one of the filing status boxes on the cover of your amended Form 10-K for the year ended December 31, and please tell us the how you determined the appropriate box to check.

Response: The Company will revise the cover of the 2008 Form 10-K to check the “smaller reporting company” box in order to be consistent with the level of disclosures that it was required to present in that filing.

As the Company presented in its responses to the Initial Comment Letter, the Company had determined that, as of the end of its 2008 fiscal year, it was an accelerated filer for the 2009 year because, among other conditions, the market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million as of the last business day of the second quarter of the 2008 fiscal year, as set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As permitted by Commission Release No. 33-8876 (“Smaller Reporting Company Regulatory Relief and Simplification”), the Company

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

transitioned out of the scaled disclosure system for smaller reporting companies into the larger company disclosure system beginning with the 1st Quarter 2009 Form 10-Q.

Item 8. Financial Statements and Supplementary Data

Note 5. Mergers and Acquisitions, page 58

2.	We note from your response to prior comment 9 of our letter dated September 30, 2009 that you purchased $600 million of deposits and $1.5 million of related loans, and received net cash of $564.5 million from the FDIC in your acquisition of TCB on November 21, 2008. However, we note that you disclose on page 28 of your December 31, 2008 Form 10-K that you acquired $3.4 million of loans in this acquisition. Please tell us and revise your disclosures in your Form 10-K for the year ended December 31, 2008 and in your Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to address the following related to this transaction:

a.	The dollar difference between the cash received from the FDIC and the net of the deposits assumed and loans acquired.

b.	Where you recorded this difference in your financial statements, and the related accounting guidance you used in making this determination.

c.	You state in your response that “there were no significant intangible assets acquired” in this transaction. However, you did purchase customer deposits from TCB, which typically would include a customer deposit intangible. Explain how you determined it was not appropriate to record a customer deposit intangible under paragraphs 39 and A21 of SFAS 141 (ASC 805-20-55-5). Provide us with the technical guidance you used in making your determination.

Response: As reflected in the appendices to this letter, the Company will modify the disclosures in each of the identified filings to provide the disclosures that this comment requests. Specifically, the Company will provide additional details to state clearly the amounts of deposits assumed ($619.0 million) and the core deposit intangible acquired ($3.2 million) and to present an itemized listing of other assets acquired, including loans ($87.5 million). The Company believes that these additional details provide transparency regarding the categories of assets and liabilities recorded. The Company also acknowledges that the core deposit intangible is a significant asset and has modified the disclosures to reflect the amount of the premium paid on the core deposits, in accordance with ASC 805 (SFAS 141(R)), Note 1 “Goodwill and Other Intangibles.”

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

The disclosures described above are provided in the appendices as follows:

•	Note 5 to the financial statements in the 2008 Form 10-K;

•	Note 4 to the financial statements in the 1st Quarter 2009 Form 10-Q;

•	Note 4 to the financial statements in the 2nd Quarter 2009 Form 10-Q; and

•	Note 4 to the financial statements in the 3rd Quarter 2009 Form 10-Q.

Note 7. Fair Value Measurements, page 61

3.	We note in your response to prior comment 11 of our letter dated September 30, 2009 that “generally, there are differences between the fair value of collateral as presented in the appraisal and the amount charged off” but that you do not track this information. Please tell us and revise to disclose whether these differences typically increase or decrease the fair value of the asset to a value greater than or lower than, respectively, the appraised value. If adjustments are made to increase the fair value of the loans to an amount greater than the appraised value, please disclose the specific circumstances in which this would occur.

Response: As reflected in Appendix A to this letter, the Company will modify Note 7 to the financial statements in the 2008 Form 10-K to clarify that appraisals are only one of a number of inputs when determining the value of collateral. In addition, the Company will provide additional information to explain that the carrying amount of loans is not increased in instances where appraisals, or other market data, reflect a value greater that the carrying amount.

Form 10-Q for the Quarter Ended September 30, 2009

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 5

4.	We note you classify “cash acquired in acquisitions” of $35.66 million as cash provided by operating activities. Please tell us how you determined the cash acquired qualified as operating cash flows, and the technical guidance you used in reaching your conclusion. In your response, please specifically address how you considered the guidance under both ASC 230-10-45-12 and 13 related to investing cash flows, and section 6.23 of the AICPA Audit Guide for Depository & Lending Institutions related to noncash investing and financing activities.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

Response: As reflected in the appendices to this letter, the Company will modify its disclosures to reclassify “cash received from SFSB transaction” of $35.66 million from the “cash provided by operating activities” item to the “cash provided by investing activities” item to comply with guidance in ASC 230-10-45-12 and 13 related to investing cash flows and section 6.23 of AICPA Audit Guide for Depository & Lending Institutions related to noncash investing and financing activities.

The disclosures described above are provided in the appendices in the Statement of Cash Flows in each of the 1st Quarter 2009 Form 10-Q, the 2nd Quarter 2009 Form 10-Q and the 3rd Quarter 2009 Form 10-Q.

Note 4. Mergers and Acquisitions, page 9

5.	We note from your response to prior comment 15 of our letter dated September 30, 2009 that you hired a valuation firm and a credit quality review firm to assist you in the valuation of the assets acquired and liabilities assumed in the SFSB acquisition. Please revise your disclosures in your Form 10-K for the year ended December 31, 2009 and your Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to include the disclosures required by ASC 805-10-50 (paragraphs 67 to 72 of SFAS 141 (R)). In addition, please include the valuation technique(s) used and the fair value adjustments made for the acquisition.

Response: As reflected in the appendices to this letter, the Company will modify the disclosures in each of the identified filings to include the disclosures required by ASC 805 (SFAS 141(R)). These disclosures will include a discussion of the valuation techniques used as required by ASC 820 (SFAS 157) and a table displaying the fair value adjustments to assets acquired and liabilities assumed in the transaction with Suburban Federal Savings Bank (“SFSB”).

The disclosures described above are provided in the appendices as follows:

•	Note 4 to the financial statements in the 1st Quarter 2009 Form 10-Q;

•	Note 4 to the financial statements in the 2nd Quarter 2009 Form 10-Q; and

•	Note 4 to the financial statements in the 3rd Quarter 2009 Form 10-Q.

The Company will also include these disclosures in the 2009 Form 10-K.

6.

We note in your disclosure for the SFSB acquisition that the values determined for the assets acquired and liabilities assumed “may be amended within 12 months of the transaction.” Please tell us and revise your disclosures in your Form 10-K for

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

the year ended December 31, 2009 and your Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to include the information required by ASC 805-10-50-6 (paragraph 72 of SFAS 141 (R)) for the assets acquired and liabilities assumed for which the initial accounting is incomplete.

Response: As reflected in the appendices to this letter, the Company will modify the disclosures in each of the identified filings to restate its consolidated financial statements and notes for changes in the original estimated values related to the assets acquired and the liabilities assumed for which the initial accounting was incomplete at the time of the original filings. There are no further adjustments expected for incomplete initial accounting items as defined in ASC 805 (SFAS 141(R)).

The disclosures described above are provided in the appendices as follows:

•	Notes 4, 9 and 10 to the financial statements in the 1st Quarter 2009 Form 10-Q;

•	Notes 4, 9 and 10 to the financial statements in the 2nd Quarter 2009 Form 10-Q; and

•	Notes 4, 9 and 10 to the financial statements in the 3rd Quarter 2009 Form 10-Q.

The Company will also include these disclosures in the 2009 Form 10-K.

Note 5. Goodwill and Intangible Assets, page 10

7.	We note you disclose that you performed your goodwill impairment test on May 31, 2009, which was the one-year anniversary of the mergers, and that your next assessment will be performed as of December 31, 2009. Please tell us and revise your Form 10-Q for the period ended September 30, 2009 to disclose the event(s) or circumstance(s) that occurred that led you to determine that an impairment test needed to be performed again at December 31, 2009. In addition, please tell us whether such event(s) or circumstance(s) were present as of September 30. 2009 and why you determined a goodwill impairment test was not necessary as of this date. Please refer to ASC 350-20-35 for guidance.

Response: As reflected in the appendices to this letter, the Company will modify the disclosures in the 2nd Quarter 2009 Form 10-Q and 3rd Quarter 2009 Form 10-Q to state that, in the future, goodwill will be assessed for potential impairment on an annual basis beginning December 31, 2009, to coincide with the end of the fiscal year, unless economic or other circumstances warrant evaluation at additional times. There were no events or circumstances, as defined in ASC 350, between the last assessment for goodwill impairment at May 31, 2009 (the one-year anniversary of the mergers) and the period ended September 30, 2009 that the Company believed warranted another assessment at September 30, 2009.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

8.	We note you disclose that your core deposit intangible assets are amortized over their useful life in compliance with SFAS 142. Please tell us and revise your disclosure to state whether you also evaluate your intangible assets for impairment required by paragraph 15 of SFAS 142 (ASC 350-30-35-14). Further, please revise your accounting policies footnote in your Form 10-K in future periods to include this information.

Response: As reflected in the appendices to this letter, the Company will modify the disclosures in each of the identified filings to disclose that core deposit intangibles are recognized, amortized and evaluated for impairment as required by SFAS 142 (ASC 350).

The disclosures described above are provided in the appendices as follows:

•	Note 5 to the financial statements in the 1st Quarter 2009 Form 10-Q;

•	Note 5 to the financial statements in the 2nd Quarter 2009 Form 10-Q; and

•	Note 5 to the financial statements in the 3rd Quarter 2009 Form 10-Q.

The accounting policy footnote will be revised in future Form 10-K filings to include this information.

Note 8. FDIC Related Assets, page 15

9.	We note from your responses to prior comments 14, 22, 23 and 25 from our letter dated September 30, 2009 that you have not finalized your valuation of the covered assets, including SOP 03-3 loans and the related FDIC receivable, from the SFSB acquisition. In addition, we note that you expect to finalized your accounting treatment for these assets by January 29, 2010, and will include revised disclosures in your amended Form 10-Q for the periods ended March 31, 2009 and September 30, 2009. Please provide us with the proposed disclosures you intend to include in each of your amended filings related to these FDIC covered assets.

Response: The Company has finalized its accounting treatment for the valuation of covered assets, including SOP 03-3 loans and the related FDIC receivable, from the SFSB transaction. As reflected in the appendices to this letter, the Company will include restated financial statements and footnotes and revised disclosures in each of the 1st Quarter 2009 Form 10-Q, 2nd Quarter 2009 Form 10-Q and 3rd Quarter 2009 Form 10-Q. The 2009 Form 10-K will also include these accounting and related disclosures.

These disclosures include the following items:

•

Restated amounts and individual line items on the Statement of Financial Condition for each of the loans covered by the FDIC shared-loss agreement, the FDIC indemnification asset, other real estate owned covered by the FDIC shared-loss agreement and the FDIC receivable for expenses incurred.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

•	Restated amounts on the Statement of Operations and the Statement of Cash Flows for the revised net gain on the SFSB transaction.

•

New and revised disclosures in the “Mergers and Acquisitions” note related to the acquisition of the Maryland operations, including tables depicting the allocation of the negative bid, adjustments to the fair value of assets acquired and liabilities assumed and determination of the pretax and net-of-tax gain on the SFSB transaction.

•

New notes relating to “Covered Assets” and “Shared-Loss Agreements and FDIC Indemnification Asset” to replace the previous “FDIC Related Assets” note. The Covered Asset note will include tables depicting the determination of the basis of acquired loans at acquisition, the outstanding balance of covered loans by category at the statement date and the change in the accretable yield balance since the beginning of the year. The FDIC Indemnification Asset note will include a description of the purchase and assumption agreement with shared-loss with the FDIC, accounting guidance considered, and a table depicting the FDIC indemnification asset at acquisition date and statement date.

•	Revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section regarding covered loans and non covered loans.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Credit Losses, page 28

10.

We note your disclosure that one impaired loan write-down represented more than 50% of the total three-month provision of $5.2 million for the quarter ended September 30, 2009. In addition, we note from your response to prior comment 11 of our letter dated September 30, 2009 that you rely on external appraisals and/or other evaluation procedures to identify the need for a specific reserve on your

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

impaired loans. For the specific loan referred to above, please provide us the following related to your valuation of the loan at both June 30, 2009 and September 30, 2009:

•	The type of loan (one-to-four family, multi-family, commercial real estate, construction, etc.);

•	When the loan was originated;

•	The amount outstanding on the loan at each period end;

•	The allowance for loan losses associated with the loan at each period end;

•	The charge-offs for the loan during each period;

•	When the loan became impaired and/or on was placed on non-accrual status;

•	The type of underlying collateral supporting the loan;

•	The date and amount of the last external appraisal obtained for the collateral underlying the loan; and

•	If other evaluation procedures were used to determine the value for the loan please provide a detail discussion of those procedures.

Response: The Company will amend the 3rd Quarter 2009 Form 10-Q to disclose the following information related to the valuation of one loan write-down representing approximately 50% of the total three-month provision of $5.2 million for the quarter ended September 30, 2009 at each of June 30, 2009 and September 30, 2009:

•	The loan was a commercial/residential land development loan.

•	The loan originated approximately 10 years ago.

•	The outstanding balance of the loan was $7.2 million at both period ends.

•	There were no charge-offs related to this loan during the two periods.

•	The loan was placed on non-accrual status in June 2009.

•	The underlying collateral supporting the loan is real estate.

•	The last appraisal of the loan was in April 2009 for $9 million.

•	Other evaluation procedures included discussions with professionals knowledgeable with similar developments and potential buyers and sellers that confirmed the appropriateness of the allowance.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

Asset Quality, page 29

11.	We note your response to prior comment 26 from our letter dated September 30, 2009. We also note from your disclosure included on page 29 that there were two credit relationships totaling approximately $11 million that contributed to the large increase in nonperforming loans during the second quarter. Please include in your revised disclosures for the June 30, 2009 and September 30, 2009 Form 10-Qs the following for each credit relationship:

•	General information about the borrower(s) (i.e. commercial or residential land developer, commercial business, etc.);

•	The type of collateral securing the loans;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationships; and

•	Provide additional information supporting the allowance for loan loss for each credit.

Response: In response to this comment and the next comment below, the Company will amend the 2nd Quarter 2009 Form 10-Q and 3rd Quarter 2009 Form 10-Q to disclose additional information with respect to the two large credit relationships totaling $11 million that contributed to the $20.7 million increase in nonperforming assets during the first two quarters of 2009 and the make-up of the remaining $9.7 million portion of the increase. The amended disclosures will expand the discussion to detail eight credit relationships totaling $18.6 million, or 90% of the increase. With respect to these eight credit relationships, the Company will disclose the following information:

•	The eight borrowers are commercial/residential land developers.

•	The underlying collateral supporting the loans is real estate.

•	The total credit exposure outstanding for the eight borrowers was $18.6 million at June 30, 2009 and $17.2 million at September 30, 2009.

•	The allowance allocated to these eight borrowers was $2.5 million at June 30, 2009 and $5.0 million at September 30, 2009.

•	The remaining $2.1 million of the increase were all small credit relationships.

12.

We note your response to prior comment 26 from our letter dated September 30, 2009 and revised disclosures on page 29 of your Form 10-Q for the period ended September 30, 2009. It is unclear from your response and disclosures what constituted the remaining $9.7 million increase in your nonperforming assets during

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

the second quarter of 2009. As previously requested, please revise your disclosures in the June 30, 2009 and September 30, 2009 Form 10-Qs to address the following related to this additional increase:

•	Whether this additional $9.7 million increase in your nonperforming assets related to a few large credit relationships or several small credit relationships or both;

•	General information about the borrower(s) (i.e. commercial or residential land developer, commercial business, etc.)

•	The type of collateral securing the loan(s);

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationships; and

•	Provide additional information supporting the allowance for loan loss for each credit.

Response: Please see the response to comment 11 above.

13.	We note from your disclosures here and in Note 9 on page 17 that you have total impaired loans of $123.5 million and total nonperforming loans of $22.0 million at September 30, 2009. We also note that your impaired loans increased from $26.2 million at December 31, 2008 to $123.5 million at September 30, 2009. Please tell us and revise your disclosures in the June 30, 2009 and September 30, 2009 Form 10-Qs to address the following:

•

Provide a more thorough discussion of the changes in your impaired loans balance from December 31, 2008 and through each of the first three quarters of 2009, including the number and type of loans included in the balance, the specific reason(s) for the increase, and any remediation measures you have taken to collect on these loans; and

•

Explain why there is such a significant difference between your impaired loans balance and your nonperforming loans balance. Specifically in your response, please relate your accounting policy for both impaired loans and nonperforming loans to the difference in these balances.

Response: Impaired loans, by definition, are loans where management believes that it is more likely than not that the borrower will not be able to fully meet its contractual obligations, including all principal and interest payments. Under the Company’s current internal loan grading system, this term would include all loans adversely classified “substandard” or worse. These impaired loans have been determined through analysis, appraisals, or other methods used by management.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

During a recent review of impaired loans, the Company determined that loans having a risk rating of “watch/special mention” were included along with the listing of “substandard” or “doubtful” loans reported as impaired loans. “Watch/special mention” loans, by definition within the Company’s credit policy, are loans where management expects to be repaid under the contractual terms. Therefore, “watch/special mention” loans do not meet the technical definition of impaired loans.

The Company included all “watch/special mention” loans, in addition to those deemed “substandard” and “doubtful,” as impaired loans in each of the Form 10-Qs that it filed in 2009. Those loans internally rated “watch” or “special mention”, under the Company’s credit policy, thus are not considered impaired. As a result, loans previously classified as impaired would have more accurately been reflected as detailed in the following table.

Total Impaired Loans ($ in millions)	March 31, 2009	June 30, 2009	September 30, 2009
Previously reported	$80.7	$90.4	$123.5
Under new loan grading system	$42.4	$48.9	$54.5

The Company will amend each of the 1st Quarter 2009 Form 10-Q, the 2nd Quarter 2009 Form 10-Q and the 3 rd Quarter 2009 Form 10-Q to exclude loans classified as “watch/special mention” loans from its total of impaired loans and intends to consistently apply its new internal loan risk rating system under the prescribed format in future reporting periods. The Company has determined that this application will not have, or would have had, a material impact on its financial statements.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

March 26, 2010

Please contact me at (804) 443-8515 or bthomas@essexbank.com if you have any questions or need additional information.

Sincerely yours,

Bruce E. Thomas
Senior Vice President and
Chief Financial Officer

Appendix A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K/A

(Amendment No. 3)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32590

COMMUNITY BANKERS TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-2652949
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

4235 Innslake Drive, Suite 200 Glen Allen, Virginia	23060
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (804) 934-9999

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Warrant	NYSE Amex
Common Stock, $0.01 par value	NYSE Amex
Warrants to Purchase Common Stock	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter. $93,445,412

On March 2, 2009, there were 21,468,455 shares of the registrant’s common stock, par value $.01, outstanding, which is the only class of the registrant’s common stock.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

The Registrant hereby amends its Annual Report on Form 10-K for the year ended December 31, 2008 (filed on March 31, 2009 with the Securities and Exchange Commission (the “Commission”)), as amended by its Annual Report on Form 10-K/A (Amendment No. 1) (filed on April 30, 2009 with the Commission) and its Annual Report on Form 10-K/A (Amendment No. 2) (filed on May 21, 2009 with the Commission), as set forth in this Annual Report on Form 10-K/A (Amendment No. 3).

This Form 10-K/A includes financial statements and related information with respect to each of the Registrant’s predecessors (TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc.), as the Registrant was a special purpose acquisition company with nominal results prior to the acquisition of each of these entities on May 31, 2008. This Form 10-K/A also includes enhanced disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality in response to comments from the Commission.

The only items that the Registrant is amending in this Form 10-K/A are Items 7, 8 and 15, as set forth below. Except as otherwise indicated, the disclosures that the Registrant has presented in this Form 10-K/A are as of the date of the original filing, and the Registrant has not undertaken to update such disclosures for any subsequent events or developments.

PART II

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Community Bankers Trust Corporation (the “Company” or “CBTC”) was incorporated on April 6, 2005, to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating commercial bank or bank holding company. CBTC consummated its initial public offering on June 8, 2006. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation (“TFC”), and BOE Financial Services of Virginia, Inc., a Virginia corporation (“BOE”).

At June 30, 2008, the Company was operating two banking subsidiaries that resulted from the May 31, 2008, acquisitions. These banking subsidiaries were TransCommunity Bank, N.A., headquartered in Glen Allen, Virginia, and Bank of Essex (the “Bank”), known as Essex Bank since April 20, 2009, headquartered in Tappahannock, Virginia. On May 31, 2008, these institutions became wholly-owned subsidiaries of the Company. On July 31, 2008, TransCommunity Bank, N.A. merged into the Bank. TransCommunity Bank, N.A.’s separate operating divisions, Bank of Goochland, Bank of Powhatan, Bank of Louisa and Bank of Rockbridge operated under the Bank’s charter, with their own local market Presidents and Advisory Boards until April 20, 2009. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland (“SFSB”).

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change.

Cautionary Statement Regarding Forward-Looking Statements

The following presents management’s discussion and analysis of the Company’s financial condition and results of operations. The analysis and discussion is intended to assist in understanding the financial condition and results of operation of the Company and should be read in conjunction with the financial statements and related notes included elsewhere in this report, including the financial statements of TFC and BOE (the “Predecessor Entities”). This discussion contains certain forward-looking statements, including or related to the Company’s future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. When used in this discussion, the words “estimate,” “project,” “intend,” “believe” and “expect” and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although the Company believes that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and the Company may not realize the results contemplated by the forward-looking statement.

Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include the following:

•	the Company could lose key personnel or spend a greater amount of resources attracting, retaining and motivating key personnel than it has in the past;

•	competition among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce operating margins;

•

general economic conditions, either nationally or in Virginia, Maryland and Georgia may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in credit risk-related losses and expenses;

•	loan losses may exceed the level of allowance for loan losses;

•	the rate of delinquencies and amount of charge-offs may be greater than expected;

•	the rates of loan growth and deposit growth may not increase as expected;

•	legislative, accounting or regulatory changes may adversely affect the Company’s businesses;

•	the Company may not find suitable merger or acquisition candidates or find other suitable ways in which to invest its excess capital;

•	the Company may not successfully integrate the business operations of TFC, BOE, TCB and/or SFSB;

•	the continued growth of the markets that the Company serves, may not be consistent with recent historical experiences of TFC, BOE, TCB and/or SFSB; and

•	other factors discussed in “Risk Factors” in Item 1A above.

The forward-looking statements are based on current expectations about future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that these expectations actually will be achieved. The Company is under no duty to update any of the forward-looking statements after the date of the filing of this report to conform those statements to actual results.

Critical Accounting Policies

The following is a summary of the Company’s critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (“ALLL”) is maintained at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Since arriving at an appropriate ALLL involves a high degree of management judgment, an ongoing quarterly analysis to develop a range of estimated losses is utilized. In accordance with accounting principles generally accepted in the United States, best estimates within the range of potential credit loss to determine the appropriate ALLL is utilized. Credit losses are charged and recoveries are credited to the ALLL.

The Company utilizes an internal risk grading system for its loans. Those larger credits that exhibit probable or well defined credit weaknesses are subject to individual review. The borrower’s cash flow, adequacy of collateral coverage, and other options available to the Company, including legal remedies, are evaluated. The review of individual loans includes those loans that are impaired as defined by SFAS 114, Accounting by Creditors for Impairment of a Loan. Collectability of both principal and interest when assessing the need for loss provision is considered. Historical loss rates are applied to other loans not subject to specific allocations. The loss rates are determined from historical net charge offs experienced by the Bank.

Historical loss rates for commercial and retail loans are adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors that are considered include delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, level of recoveries to prior year’s charge offs, trend in loan losses, industry concentrations and their relative strengths, amount of unsecured loans and underwriting exceptions. These factors are reviewed quarterly and a weighted score is assigned depending on the level and extent of the risk. The total of each of these weighted factors is then applied against the applicable portion of the portfolio and the ALLL is adjusted to ensure an appropriate level.

Goodwill and Other Intangible Assets

The Company adopted SFAS 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. Any branch acquisition transactions were outside the scope of SFAS 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS 142. The costs of purchased deposit relationships and other intangible assets, based on independent valuation by a qualified third party, are being amortized over their estimated lives. Core deposit intangible amortization expense charged to operations was $1.0 million for the year ended December 31, 2008. The Company did not record any goodwill or other intangible prior to the TFC and BOE mergers.

Mergers and Acquisitions

The Company was organized under the laws of the State of Delaware on April 6, 2005. As a “Targeted Acquisition Corporation”SM or “TAC”SM, it was formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. This strategy was successful with the business combinations completed on May 31, 2008 with TFC and BOE. Additionally, the Company acquired from the FDIC, as receiver, certain assets and liabilities of TCB on November 21, 2008 and SFSB on January 30, 2009.

Industry Overview

The banking industry faces a number of challenges in the current economic environment. Widespread problems in the area of mortgage lending have led to the downfall of certain government-sponsored mortgage companies with a ripple effect throughout the financial sector. Companies are having a hard time maintaining an appropriate level of liquidity. The need to increase reserves for loan losses in this uncertain climate, while prudent, has the effect of limiting or threatening profitability. Capital adequacy is more difficult to maintain because of the following:

•	Decreased profitability reported throughout the industry;

•	Inability to supplement capital through markets; and

•	Downgraded credits, resulting in banks being required to maintain higher capital levels to sustain risk-based capital ratios.

Additionally, declining interest rates are compressing net interest margins. To help spur the economy, the Federal Reserve decreased rates 500 basis points since September 18, 2007. However, the anticipated effects of the rate cuts have not been broadly felt. During this challenging time, management plans to focus on its asset quality, liquidity and the net interest margin. While most of the banking industry news has been negative, management believes its conservative and proven banking practices will serve the Company well during this economic downturn.

Management believes that while banking prospects seem uncertain, the industry offers the opportunity for mergers or acquisitions and an attractive operating environment for target businesses. Further, management is aware of a number of distressed or failed depository institutions, and believes there will be more to follow. Management will consider these depository institutions as possible acquisition opportunities in a manner that is best for its shareholders. According to statistics as of December 31, 2004, published by the Federal Deposit Insurance Corporation (FDIC), there are more than 3,000 commercial banks in the U.S. with assets of $100 to $500 million, more than 2,400 of which have less than $300 million in assets. Additionally, there were 30 bank failures in the U.S. in 2008, and there have been 17 through March 6, 2009.

Members of the Company’s management team and board of directors have experience in operating banks, negotiating and consummating merger and acquisition transactions as well as implementing and integrating such transactions with existing bank operations. We intend to leverage the experience of our management team and our capital to create value for our shareholders.

Strategy

The Company’s strategy is to acquire or merge with commercial banks within the United States that have one or more of the following characteristics:

•	An opportunity for regional expansion and/or the addition of new banking products and services;

•	Constraints on its capital and limited access to alternative capital markets due to its size or other special considerations; and

•	A size which is generally too small to attract the interest of larger acquirers.

Management believes the Company’s balance sheet, and in particular, its capital structure, can be utilized to further grow the existing banking institution. Growth opportunities may include some or all of the following:

•	Expanding the branch network of an existing banking institution;

•	Utilizing capital to increase loans and deposits;

•	Attracting personnel from other banks who can bring substantial business with them;

•	Seeking other profitable business lines to add to the bank’s core business; and

•	Seeking strategic acquisitions which can provide growth to the existing business or a platform to enter another geographic market.

BUSINESS OVERVIEW

The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of the Company and its subsidiaries. This section should be read in conjunction with the Company’s consolidated financial statements and accompanying notes, as well as the financial statements and accompanying notes of the Predecessor Entities, included elsewhere in this report. CBTC is a $1.030 billion community bank holding company formed on May 31, 2008, as a result of the consummation of the mergers between Community Bankers Acquisition Corp. and TFC and between Community Bankers Acquisition Corp. and BOE. The Company’s headquarters are located in Glen Allen, Virginia which is a part of the greater Richmond, Virginia metropolitan market. Currently, the Company operates 24 full service banking facilities in Virginia, Maryland and Georgia. Eight offices operate as the Bank, including two branches in Northumberland County operating in temporary facilities while construction on their permanent branches is expected to be completed early in 2009. Operating as divisions of the Bank are two Bank of Goochland offices, one as Bank of Powhatan, one as Bank of Louisa and one as Bank of Rockbridge. In addition to the Virginia branches, the Company acquired from the FDIC, as receiver, certain assets and liabilities of TCB on November 21, 2008, and SFSB, on January 30, 2009. As a result, the Company acquired four additional branches with respect to the TCB acquisition in Georgia and seven additional branches with respect to the SFSB acquisition in Maryland. The new branches in Georgia and Maryland operate under the name Essex Bank, divisions of the Bank of Essex.

As of December 31, 2008, the Company had total assets of $1.030 billion, an increase of $970.326 million, or 1,632.42%, from $59.441 million at December 31, 2007. Total loans aggregated $523.298 million on December 31, 2008 and were $0 on December 31, 2007. As further described in the Note 1 to the consolidated financial statements, the Company acquired TFC and BOE effective May 31, 2008. Financial statements and accompanying notes for TFC and BOE are included in this report.

The Company’s securities portfolio increased $234.016 million, from $58.453 million at December 31, 2007, to $292.469 million at December 31, 2008. The magnitude of the security growth was due to both the BOE and TFC mergers, and the aforementioned purchase of certain assets and assumption of deposits of TCB. The large influx of cash related to TCB’s deposits was invested in securities in an effort to maximize earnings, while loan growth remains stagnant due to credit conditions nationwide.

The Company is required to account for the effect of market changes in the value of securities available-for-sale (“AFS”) under SFAS 115. The market value of the December 31, 2008 securities AFS portfolio was $193.992 million. At December 31, 2008, the Company’s net unrealized loss on AFS securities was $700,000.

Total deposits at December 31, 2008 and December 31, 2007 were $806.348 million and $0, respectively. It is important to note that total deposits for TCB aggregated $305.197 million at December 31, 2008, or 37.85%, of the Company’s total deposits. The Company had Federal Home Loan Bank (FHLB) advances aggregating $37.900 million at December 31, 2008 and $0 at December 31, 2007. Stockholders’ equity at December 31, 2008 was $164.403 million and represented 15.97% of total assets. Stockholders’ equity was $45.312 million, or 76.23% of total assets at December 31, 2007.

RESULTS OF OPERATIONS

Net income for 2008 reflects a full twelve months for the Company and seven months of consolidated operations for the holding company and the banking subsidiary. Net income for 2007 is reflective of the nine month period from April 1, 2007 to December 31, 2007. The Company changed accounting year ends in 2007, thus resulting in the nine month operating period. It is important to note that prior year comparisons should be viewed with realization of Bank operations in 2008 versus no Bank operating activity in 2007.

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company’s operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company’s predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company’s operations, revenues and expenses after the acquisitions are most similar in all respects to those of TFC’s and BOE’s historical periods. Accordingly, the consolidated financial statements for the Predecessor Entities for the five months ended May 31, 2008 and the year ended December 31, 2007 have been presented.

Net Income

For the year ended December 31, 2008, net income was $1.223 million. This compares with net income of $1.105 million for the year ended December 31, 2007, an increase of 10.68%, or $118,000. Basic earnings per share were $0.07 for 2008 and $0.12 for 2007. Fully diluted earnings per share were $0.07 for 2008 and $0.09 for 2007.

Non-accruing loans were $4.534 million at December 31, 2008, or 0.87% of total loans. Other real estate owned was $223,000. Loans past due 90 days or more and accruing interest were $397,000 at December 31, 2008. Net charged-off on loans were $938,000 in 2008. Total non-performing loans and other real estate owned equaled 0.98% of total loans at December 31, 2008.

Net Interest Income

The Company’s operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, including securities and loans, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

Net interest income was $14.775 million for the year ended December 31, 2008 compared with $1.944 million in 2007, which was comprised solely of interest income on U.S. Treasury securities. Interest and fee income on loans equaled $19.694 million at December 31, 2008 and represented the largest component of interest income, despite a relatively low volume of loans relative to deposits at December 31, 2008. Total interest expense was primarily driven by deposit expense of $7.695 million during 2008.

The Company’s total loan to deposit ratio was 64.90% at December 31, 2008 and 0% at December 31, 2007. This ratio was affected during the fourth quarter of 2008 by the TCB transaction which accounted for $305.197 million of deposits at December 31, 2008. Management expects securities income to become a greater source of net interest earnings in 2009, as the excess deposits related to the TCB acquisition were invested, correspondingly.

The net interest margin on a tax-equivalent basis, defined as net interest income divided by average interest-earning assets, was 3.61% for 2008, while the net interest spread was 3.02%.

The following table presents the total amount of average balances, interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made. Any non-accruing loans have been included in the table as loans carrying a zero yield.

COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEET

FOR THE YEAR TO DATE ENDED DECEMBER 31, 2008

(Dollars in thousands)

	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS
Loans, including fees	$291,819	$19,694	6.75%
Interest Bearing Bank Balances	40,927	356	0.87%
Federal funds sold	4,895	90	1.84%
Investments (taxable)	60,451	2,297	3.80%
Investments (tax exempt)	23,791	898	3.77%

Total Earning Assets	421,883	23,335	5.53%

Allowance for loan losses	(3,360)
Non-earning assets	65,682

Total Assets	$484,205

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand —
Interest bearing	$55,811	$845	1.51%
Savings	18,109	229	1.26%
Time deposits	231,756	6,621	2.86%

Total deposits	305,676	7,695	2.52%
Other borrowed
Federal Funds Purchased	5,436	131	2.41%
FHLB and Other	15,861	734	4.63%

Total interest-bearing
Liabilities	326,973	8,560	2.62%

Non-interest bearing
Deposits	52,945
Other liabilities	23,935

Total liabilities	403,853
Stockholders’ equity	80,352

Total liabilities and stockholders’ equity	$484,205

Net interest earnings		$14,775

Interest spread(1)			2.91%

Net interest margin			3.50%

(1)	Income and yields are reported on a tax-equivalent basis assuming a federal tax rate of 34%.

Noninterest Income

Noninterest income was $1.780 million for the year-ended December 31, 2008 compared with $0 for 2007. Service charges on deposit accounts were $1.185 million and other noninterest income was $595,000. The largest components of service charge income were derived from NSF fees which aggregated $780,000 and deposit ATM fees which totaled $274,000 during 2008. The largest components of other noninterest income during 2008 were evidenced in BOLI income of $161,000 and investment advisory fees of $72,000.

Provision for Loan Losses

The Company’s provision for loan losses was $2.572 million for the year ended December 31, 2008. Charged-off loans were $980,000 and recoveries totaled $42,000. There were no provisions, charge-offs or recoveries during 2007.

Noninterest Expenses

Noninterest expenses were $12.627 million during 2008. Salaries and employee benefits were $5.590 million and represented the largest component of this category. Other overhead costs included other operating expenses of $3.585 million, amortization of intangibles of $975,000, occupancy expenses of $884,000, equipment expense of $665,000, data processing fees of $499,000 and legal fees of $429,000 for the operating period.

During the fourth quarter of 2008, the Company consolidated its computer operating systems. While this created economies of scale and increased capacity, there were significant installation, training and implementation costs.

Income Taxes

Income tax expense was $133,000 for the year ended December 31, 2008, compared with $576,000 for the same period in 2007. The reduced income tax provision as a percentage of taxable income was due in part to a net operating loss carry-forward afforded by the former TFC and by the addition of nontaxable interest income on bank-qualified state, county, and municipal securities.

Asset Quality

The Company’s asset quality remains sound. The allowance for loan losses represents management’s estimate of the amount which it believes is appropriate to provide for probable losses inherent in the loan portfolio. Among other factors, management considers the Company’s historical loss experience, the size and composition of the loan portfolio, the value and adequacy of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses, which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies.

The Company maintains a list of loans that have potential weaknesses which may need special attention. This nonperforming loan list is used to monitor such loans and is used in the determination of the appropriateness of the Company’s allowance for loan losses. At December 31, 2008, nonperforming assets totaled $5.154 million. Net charge-offs were $938,000 for the year ended December 31, 2008. Nationally, industry concerns over asset quality have increased due in large part to issues related to subprime mortgage lending, declining real estate activity and general economic concerns. While the Company has experienced reduced residential real estate activity, the markets in which the Company operates remain relatively stable. While the Company incurred appropriate provisions for loan losses and thus an appropriate level of allowance for loan losses, there has been no significant deterioration in the quality of the loan portfolio. Residential loan demand has moderated somewhat, but the Company is still experiencing continued loan demand, particularly in commercial real estate. Management will continue to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company’s portfolio, particularly those tied to residential real estate, and adjust the allowance for loan losses accordingly.

The following table sets forth selected asset quality data and ratios as of December 31, 2008 (dollars in thousands):

2008
Non-accrual loans	$4,534
Loans 90 days past due and accruing interest	397

Total nonperforming loans	$4,931
Other real estate owned (OREO)	223

Total nonperforming assets	$5,154

Nonperforming assets to total loans and OREO	0.98%
Allowance for loan losses to nonperforming loans	140.72%

See Note 3 to the CBTC financial statements for information related to the allowance for loan losses. As of December 31, 2008, total impaired loans equaled $26.216 million.

See Note 3 to the TFC financial statements and Note 3 to the BOE financial statements for asset quality data as of, and for the periods ended, May 31, 2008 and December 31, 2007.

Capital Requirements

The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Company seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Company.

The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. “Tier 1 Capital” is defined as a combination of common and qualifying preferred stockholders’ equity less goodwill. “Tier 2 Capital” is defined as qualifying subordinated debt and a portion of the allowance for loan losses. “Total Capital” is defined as Tier 1 Capital plus Tier 2 Capital. Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories according to degree of risk and assigned a risk-weighting and the resulting total is risk-weighted assets. “Tier 1 Risk-based Capital” is Tier 1 Capital divided by risk-weighted assets. “Total Risk-based Capital” is Total Capital divided by risk-weighted assets. The Leverage ratio is Tier 1 Capital divided by total average assets.

The Company’s ratio of total capital to risk-weighted assets was 20.00% on December 31, 2008. The ratio of Tier 1 Capital to risk-weighted assets was 18.92% on December 31, 2008. The Company’s leverage ratio (Tier 1 capital to average adjusted total assets) was 12.54% on December 31, 2008. These ratios exceed regulatory minimums. In the fourth quarter of 2003, BOE issued trust preferred subordinated debt that qualifies as regulatory capital. This trust preferred debt has a 30-year maturity with a 5-year call option and was issued at a rate of three month LIBOR plus 3.00%. The weighted average cost of this instrument was 6.33% during 2008.

Loans

As of December 31, 2008, total loans outstanding were $523.3 million, versus $0 on December 31, 2007. Nearly all of these loans were acquired through the mergers with both TFC and BOE. As of December 31, 2008, loans purchased under the TCB agreement totaled $1.5 million, all of which were secured by deposits.

The following table indicates the total dollar amount of loans outstanding and the percentage of gross loans as of December 31, 2008 (dollars in thousands):

	2008
Mortgage loans on real estate
Residential 1-4 family	$129,607	24.73%
Commercial	158,062	30.16%
Construction	139,515	26.62%
Second mortgages	15,599	2.98%
Multifamily	9,370	1.79%
Agriculture	5,143	0.98%

Total real estate loans	457,296	87.26%
Commercial loans	45,320	8.65%
Consumer installment loans
Personal	14,457	2.76%
All other loans	7,005	1.34%

Gross loans	524,078	100.00%
Less unearned income on loans	(780)

Loans, net of unearned income	$523,298

See Note 3 to the TFC financial statements and Note 3 to the BOE financial statements for loan information as of May 31, 2008 and December 31, 2007.

The Company has a significant portion of its loan portfolio in real estate secured borrowings. The following table indicates the contractual maturity of commercial and real estate construction loans as of December 31, 2008:

	Commercial	Real Estate Construction
	(Dollars in thousands)
Within one year	$22,323	$110,128

Variable rate
One to five years	$6,274	$23,288
After five years	1,688	1,224

Total	$7,962	$24,512

Fixed Rate
One to five years	$14,866	$4,845
After five years	169	30

Total	$15,035	$4,875

Total maturities	$45,320	$139,515

Most of 1-4 family residential loans have contractual maturities exceeding five years.

Allowance for Credit Losses

The following table indicates the dollar amount of the allowance for loan losses, including charge-offs and recoveries by loan type as of December 31, 2008 and related ratios:

Amount
(Dollars in thousands)
Balance, beginning of year	$—
Allowance from acquired banks	5,305

Loans charged-off:
Commercial	539
Real estate	212
Consumer	229

Total loans charged-off	980

Recoveries:
Consumer	42

Total recoveries	42

Net charge-offs (recoveries)	938
Provision for loan losses	2,572

Balance, end of year	$6,939

Allowance for loan losses to loans	1.33%
Net charge-offs (recoveries) to average loans	0.32%
Allowance to nonperforming loans	140.72%

During 2008, net charge-offs for commercial loans were 57.46% of total net charge-offs. Net charge-offs for real estate loans were 22.60% of net charge offs, while net charge-offs for consumer loans were 19.94% of net charge offs.

See Note 3 to the TFC financial statements and Note 3 to the BOE financial statements for allowance for loan loss information as of, and for the periods ended, May 31, 2008 and December 31, 2007.

While the entire allowance is available to cover charge-offs from all loan types, the following table indicates the dollar amount allocation of the allowance for loan losses by loan type, as well as the ratio of the related outstanding loan balances to total loans as of December 31, 2008 (dollars in thousands):

	$	%(1)
Commercial	$2,919	8.7%
Real estate construction	338	26.6%
Real estate mortgage	3,528	60.6%
Consumer and other	154	4.1%

Total	$6,939	100.0%

(1)	The percent represents the loan balance divided by total loans.

Securities

The Company invests funds in securities primarily to provide liquidity while earning income. As of December 31, 2008, securities equaled $292.5 million, an increase of $234 million, or 400.35%, compared with securities of $58.5 million as of December 31, 2007. This increase was due to the acquisition of TFC and BOE on May 31, 2008, which included their entire securities portfolios. Also, the purchase and assumption of TCB on November 21, 2008, resulted in a large influx of cash immediately available for investment in December 2008. Nearly two-thirds, or 66.33%, of the securities portfolio, is classified available for sale, which equaled $194.0 million at December 31, 2008. Securities classified held to maturity totaled $94.9 million, and the remaining $3.6 million were equity securities concentrated in restricted stock held with the Federal Reserve Bank, FHLB, and Community Bankers Bank.

The following table summarizes the securities portfolio, except restricted stock and equity securities, by issuer as of the dates indicated (available for sale securities are not adjusted for unrealized gains or losses):

	December 31,
	2008	2007
	(Dollars in thousands)
U.S. Treasury issue and other U.S. Government agencies	$34,729	$58,453
Mortgage backed securities	173,214	—
State, county and municipal	73,873	—
Corporate and other	7,418	—

Total securities	$289,234	$58,453

Securities of $58.5 million held in trust at December 31, 2007, were invested solely in short-term U.S. Treasury issues.

See Note 2 to the TFC financial statements and Note 2 to the BOE financial statements for securities portfolio information as of May 31, 2008 and December 31, 2007.

The following table summarizes the securities portfolio by contractual maturity and issuer, including their weighted average yields as of December 31, 2008, excluding restricted stock (dollars in thousands):

	1 Year or Less	1-5 Years	5-10 Years	Over 10 Years	Total
U.S. Treasury issue and other U.S. Government agencies
Amortized Cost	$12,463	$14,617	$4,649	$3,000	$34,729
Fair Value	$12,543	$14,891	$4,648	$3,021	$35,103
Weighted Average Yield	3.55%	3.55%	5.25%	6.00%	3.99%
Mortgage backed securities
Amortized Cost	$1,058	$51,933	$116,003	$4,220	$173,214
Fair Value	$1,086	$52,444	$116,294	$4,189	$174,013
Weighted Average Yield	4.80%	4.54%	5.14%	5.59%	4.97%
State, county and municipal
Amortized Cost	$4,008	$20,027	$26,025	$23,813	$73,873
Fair Value	$4,050	$20,092	$26,013	$22,013	$72,168
Weighted Average Yield	5.44%	5.43%	5.71%	5.94%	5.70%
Corporates & other bonds
Amortized Cost	$5,274	$2,144	$—	$—	$7,418
Fair Value	$5,144	$2,105	$—	$—	$7,249
Weighted Average Yield	4.64%	4.82%	0.00%	0.00%	4.69%
Equity securities
Amortized Cost	$—	$—	$—	$323	$323
Fair Value	$—	$—	$—	$424	$424
Weighted Average Yield	0.00%	0.00%	0.00%	0.00%	0.00%
Total securities
Amortized Cost	$22,803	$88,721	$146,677	$31,356	$289,557
Fair Value	$22,823	$89,532	$146,955	$29,647	$288,957
Weighted Average Yield	4.19%	4.59%	5.24%	5.90%	5.02%

The amortized cost and fair value of securities available for sale and held to maturity as of December 31, 2008 are as follows (dollars in thousands):

	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale December 31, 2008
U.S. Treasury issue and other U.S. Government agencies	$28,732	$358	$(21)	$29,069
Mortgage backed securities	93,619	803	(66)	94,356
State, county and municipal	64,600	478	(2,184)	62,894
Corporates & other bonds	7,418	19	(188)	7,249
Other securities	323	111	(10)	424

Total securities available for sale	$194,692	$1,769	$(2,469)	$193,992

	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Securities Held to Maturity December 31, 2008
U.S. Treasury issue and other U.S. Government agencies	$5,997	$37	$—	$6,034
Mortgage backed securities	79,595	62	—	79,657
State, county and municipal	9,273	1	—	9,274

Total securities held to maturity	$94,865	$100	$—	$94,965

Deposits

The Company’s lending and investing activities are funded primarily through its deposits. The following table summarizes the average balance and average rate paid on deposits by product for the period ended December 31, 2008 (dollars in thousands):

	Year-to-Date December 31, 2008
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
NOW	$33,172	$197	0.59%
MMDA	22,639	648	2.86%
Savings	18,109	229	1.26%
Time deposits less than $100,000	112,716	3,431	3.04%
Time deposits greater than $100,000	119,040	3,190	2.68%

Total deposits	$305,676	$7,695	2.52%

See Note 5 to the TFC financial statements and Note 5 to the BOE financial statements for average balance and average rate paid on deposits for the periods ended May 31, 2008 and December 31, 2007.

The Company derives a significant amount of its deposits through time deposits, and certificates of deposit specifically. The following tables summarize the contractual maturity of time deposits, including those $100,000 or more, as of December 31, 2008:

Scheduled maturities of time deposits

Total
(Dollars in thousands)
2009	$452,601
2010	78,293
2011	29,963
2012	9,907
2013	9,290
Thereafter	132

Total	$580,186

Maturities of time deposits of $100,000 and over

	Total	% of Deposits
	(Dollars in thousands)
Within 3 months	$87,443	10.69%
3-6 months	66,799	8.28%
6-12 months	80,740	10.01%
over 12 months	41,780	5.18%

Total	$276,762	34.32%

Other Borrowings

The Company uses borrowings in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term and long-term nature. Short-term funding includes overnight borrowings from correspondent banks and securities sold under an agreement to repurchase. Long-term borrowings are obtained through the FHLB of Atlanta. At December 31, 2008, there were no short-term borrowings. The following information is provided for long-term borrowings balances, rates, and maturities with the FHLB (dollars in thousands):

December 31, 2008
Federal Home Loan Bank advances	$37,900

Maximum month-end outstanding balance	$37,900
Average outstanding balance during the year	$15,861
Average interest rate during the year	4.63%
Average interest rate at end of year	3.14%

Maturities	Fixed Rate	Adjustable Rate	Total
2009	$—	$900	$900
2010	—	—	—
2011	—	—	—
2012	22,000	—	22,000
2013	10,000	—	10,000
Thereafter	5,000	—	5,000

Total	$37,000	$900	$37,900

See Note 6 to the TFC financial statements and Note 7 to the BOE financial statements for information regarding Borrowings as of, and for the periods ended, May 31, 2008 and December 31, 2007.

Liquidity

Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Company’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

The Company’s results of operations are significantly affected by its ability to manage effectively the interest rate sensitivity and maturity of its interest-earning assets and interest-bearing liabilities. At December 31, 2008, the Company’s interest-earning assets exceeded its interest-bearing liabilities by approximately $144.9 million, compared with a $58.453 million excess at December 31, 2007.

SUMMARY OF LIQUID ASSETS

December 31, 2008
(Dollars in thousands)
Cash and due from banks	$10,864
Interest bearing bank deposits	107,376
Federal funds sold	10,193
Available for sale securities, at fair value	193,992

Total liquid assets	$322,425

Deposits and other liabilities	$865,364
Ratio of liquid assets to deposits and other liabilities	37.26%

Capital Resources

Capital resources are obtained and accumulated through earnings with which financial institutions may exercise control in comparison with deposits and borrowed funds. The adequacy of the Company’s capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of the Company’s balance sheet. Moreover, capital levels are regulated and compared with industry standards. Management seeks to maintain a capital level exceeding regulatory statutes of “well capitalized” which is consistent to its overall growth plans, yet allows the Company to provide the optimal return to its shareholders.

On December 19, 2008, the Company entered into a Purchase Agreement with the U. S. Treasury pursuant to which it issued 17,680 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, for a total price of $17.68 million. The issuance was made pursuant to the Treasury’s Capital Purchase Plan under TARP. The Preferred Stock pays a cumulative dividend at a rate of 5% per year during the first five years and thereafter at 9% per year. As part of its purchase of the Series A Preferred Stock, the Treasury Department received a warrant (the “Warrant”) to purchase 780,000 shares of the Company’s common stock at an initial per share exercise price of $3.40.

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of BOE, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.124 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. Since May 31, 2008 through December 31, 2008, the weighted-average interest rate was 6.33%. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions which began December 12, 2008. The trust preferred notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred not considered as Tier 1 capital may be included in Tier 2 capital. At December 31, 2008, all trust preferred notes were included in Tier 1 capital.

The following table shows the Company’s capital ratios:

	Actual
	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2008
Total Capital to risk weighted assets
CBTC consolidated	$125,523	20.00%
Bank of Essex	62,517	10.30%
Tier 1 Capital to risk weighted assets
CBTC consolidated	114,965	18.92%
Bank of Essex	55,959	9.22%
Tier 1 Capital to average adjusted assets
CBTC consolidated	114,965	12.54%
Bank of Essex	55,959	6.12%

Financial Ratios

Financial ratios give investors a way to compare companies within industries to analyze financial performance. Return on average assets is net income as a percentage of average total assets. It is a key profitability ratio that indicates how effectively a bank has used its total resources. Return on average assets was 0.25% in 2008. Return on average equity is net income as a percentage of average shareholders’ equity. It provides a measure of how productively a Company’s equity has been employed. CBTC’s return on average equity was 1.52% in 2008. Dividend payout ratio is the percentage of net income paid to shareholders as cash dividends during a given period. It is computed by dividing dividends per share by net income per share. CBTC had a dividend payout ratio of 143.50% in 2008. The Company utilizes leverage within guidelines prescribed by federal banking regulators as described in the section “Capital Requirements” in the preceding section. Leverage is average stockholders’ equity divided by total average assets. This ratio was 16.59% in 2008.

Year Ended
December 31, 2008
Return on average assets	0.25%
Return on average equity	1.52%
Dividend payout ratio	143.50%
Average equity to average asset ratio	16.59%

Off-Balance Sheet Arrangements

A summary of the contract amount of the Bank’s exposure to off-balance sheet risk as of December 31, 2008, is as follows. (dollars in thousands):

Amount
Commitments with off-balance sheet risk:
Commitments to extend credit	$106,378
Standby letters of credit	12,356

Total commitments with off-balance sheet risk	118,734

Commitments with balance sheet risk:
Loans held for sale	200

Total commitments with balance sheet risk	200

Total other commitments	$118,934

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing clients. Those lines of credit may be drawn upon only to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a client to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. The Bank holds certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the Bank’s contractual obligations at December 31, 2008 is as follows (dollars in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Trust preferred debt	$4,124	$—	$—	$—	$4,124
Federal Home Loan Bank advances	37,900	900	—	32,000	5,000
Operating leases	7,476	499	914	779	5,284

Total contractual obligations	$49,500	$1,399	$914	$32,779	$14,408

Supplemental Information on Predecessor Entities

The following information represents a discussion and analysis of the results of operations of each of the Company’s Predecessor Entities for the five months ended May 31, 2008 and the year ended December 31, 2007.

TransCommunity Financial Corporation (TFC)

Results of Operations for the five months ended May 31, 2008

For the five months ended May 31, 2008, net losses were $3.9 million or $(.85) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company as well as an increase in the provision for loan losses.

Net interest income was $3.8 million for the five months ended May 31, 2008. Net interest margin was 3.86%. During this period, the Federal Reserve decreased interest rates four times for a total of 225 basis points. Most of TFC’s earning assets were centered in loans, and approximately two-thirds of those loans were adjustable rate. As a result, the balance sheet was considered to be asset sensitive. Therefore, the rate cuts were unfavorable to the net interest margin, which declined approximately 127 basis points for the five months ended May 31, 2008.

For the five months ended May 31, 2008, TFC’s provision for loan losses was $1.3 million. The increase in loan loss reserves was due to a combination of the provisions required to support loan growth, plus downgraded loans and seasoning of the loan portfolio. The ratio of net charge-offs to average loans was 0.43% for the five month period ended May 31, 2008.

For the five months ended May 31, 2008, noninterest income was $429,000. Service charges on bank accounts made up $342,000 of this amount.

For the five months ended May 31, 2008, noninterest expenses were $8.2 million. Salaries and employee benefits were $3.7 million and represented 45.06% of all noninterest expenses for the period. Additionally, TFC incurred occupancy expenses of $318,000, equipment expense of $295,000, and other noninterest expenses of $3.9 million, which were comprised of data processing fees of $1.9 million, professional fees of $1.0 million, legal and accounting fees of $260,000, and other expenses totaling $702,000. Management continued to focus its attention related to the proposed merger with the Company.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $1.3 million in salaries and benefits related to severance and bonuses, $1.7 million in data processing resulting from the termination of a data processing contract and $1.0 million in professional fees.

An income tax benefit of $1.5 million was recorded for the five months ended May 31, 2008.

Overview as of December 31, 2007 and Results of Operations for the year then ended

As of December 31, 2007, TFC had total assets of $238.3 million, total loans of $205.5 million, total deposits of $203.6 million, and total stockholders’ equity of $33.2 million. For 2007, TFC reported net income of $2.5 million. Net income from continuing operations was $2.6 million, which included an income tax benefit of $3.3 million resulting from the removal of a previously established valuation allowance against the net deferred tax asset. Earnings per share from continuing operations for 2007 was $0.56. Net losses from discontinued operations equalled $77,000. Net income per share, both basic and diluted, for 2007 was $0.54.

Results of operations for 2007 were affected by non-recurring expenses related to bank charter consolidation and operating system conversion. Four bank charters were legally consolidated under a single bank, TFC, effective June 30, 2007. Also, during 2007, higher than expected accounting costs were incurred associated with amendments to TFC’s 2005 Form 10-KSB and First Quarter 2006 Form 10-Q. Strong loan growth coupled with net charge-offs of $715,000 resulted in a provision for loan losses of $1.7 million during 2007.

Net interest income was $10.5 million for the year ended December 31, 2007. Average total interest-earning assets were $204.1 million in 2007 and the average yield was 8.40%. Average total interest-bearing liabilities were $161.8 during 2007. Interest rates declined from September to December 2007, however, the average cost of interest-bearing liabilities was 4.13% during 2007. This overall increase in interest expense was attributable to core deposit growth concentrated in relatively higher cost certificates of deposit. For the year ended December 31, 2007, net interest spread was 4.27% and net interest margin was 5.13%.

TFC recorded a provision for loan losses of $1.7 million for the year ended December 31, 2007. The loan loss provision for 2007 was consistent with loan growth and net charge-offs that were experienced. The ratio of the allowance for loan losses to period-ending total loans was 1.48%, at December 31, 2007. The ratio of net charge-offs to average loans was 0.41% for the year ended December 31, 2007.

The following table indicates the dollar amount allocation of the allowance for loan losses by loan type, as well as the ratio of the related outstanding loan balances to total loans as of December 31, 2007 (dollars in thousands):

Real estate:
Construction	$607	20%
Residential	577	19%
Commercial	941	31%
Commercial, industrial and agricultural	729	24%
Consumer and installment	152	5%
All other	30	1%

Total allowance for loan losses	$3,036	100%

For the year ended December 31, 2007, non-interest income from continuing operations was $1.1 million, all of which was customer service fees.

For the year ended December 31, 2007, non-interest expense was $10.6 million. Salary and benefits expense of $5.4 million composed the largest portion of this amount. Professional fees were $1.4 million and supplies and equipment were $1.1 million. Increases in these expenses in 2007 were due to (i) the consolidation of the division bank charters and associated operational support, and system conversion efforts, (ii) operation of the Bank of Rockbridge for a full calendar year, (iii) processing cost increases due to growth in accounts and activity, (iv) extraordinary fees charged by the TFC’s former outside auditing firm, and (v) employee merit adjustments, increased benefit costs, and implementation of a compensation plan for our directors.

TRANSCOMMUNITY FINANCIAL CORPORATION

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2007

(dollars in thousands)

	Average Balance Sheet	Interest Income/ Expense		Average Rates Earned/Paid
ASSETS:
Loans, including fees (1)	$176,240		$15,795	8.96%
Federal funds sold	11,471		570	4.97
Investments	16,374		778	4.75

Total Earning Assets	204,085		17,143	8.40

Allowance for loan losses	(2,211)
Non-earning assets	13,234

Total Assets	$215,108	$

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand – interest bearing	$37,209		$723	1.94
Savings	10,097		156	1.55
Time deposits	113,712		5,749	5.06

Total deposits	161,018		6,628	4.12
Other borrowed Funds (1)	752		48	6.38

Total interest-bearing liabilities	161,770		6,676	4.13

Non-interest bearing deposits	21,921
Other liabilities	1,087

Total liabilities	184,778
Stockholders’ equity	30,330

Total liabilities and stockholders’ equity	$215,108

Net interest earnings			$10,467

Interest spread				4.27%

Net interest margin				5.13%

The economic conditions during 2007 weakened and had a profound affect throughout the financial services and banking industry. In response to the economic downturn, the Federal Reserve began the first of several interest rate cuts in September 2007. During the last four months of 2007, there were three rate decreases that totalled 100 basis points. However, these rate cuts did not materially affect the net interest margin until after 2007.

Financial Ratios

Year Ended December 31, 2007
Return on average assets	1.16%
Return on average equity	8.23%
Dividend payout ratio	0.00%
Average equity to average assets	14.10%

BOE Financial Services of Virginia, Inc. (BOE)

Results of Operations for the five months ended May 31, 2008

For the five months ended May 31, 2008, net losses were $188,000 or $(0.15) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company.

Net interest income was $4.0 million for the five months ended May 31, 2008. Net interest margin was 3.62%. Interest rate cuts by the Federal Reserve during the five months ended May 31, 2008 compressed the net interest margin, which declined 41 basis points since year-end 2007.

For the five months ended May 31, 2008, the Company’s provision for loan losses was $200,000. Increases were made to the loan loss reserve due to general seasoning of the portfolio. The ratio of net charge-offs to average loans was 0.03% for the five month period ended May 31, 2008.

For the five months ended May 31, 2008, noninterest income was $854,000. Comprising this amount, service charge income was $464,000 and other income was $390,000. Included in other income for the five months ended May 31, 2008 is a $92,000 loss on sale of other real estate.

For the five months ended May 31, 2008, noninterest expenses were $4.9 million. Salaries and employee benefits were $2.5 million and represented 51.07% of all noninterest expenses for the period. Additionally BOE incurred data processing fees of $394,000, legal fees of $306,000, equipment expense of $286,000, professional fees of $258,000, and occupancy expenses of $216,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $375,000 in salaries and benefits, $160,000 in professional fees, $84,000 in legal fees, $54,000 in equipment expenses, and $167,000 in data processing expenses.

An income tax benefit of $10,000 was recorded for the five months ended May 31, 2008.

Overview as of December 31, 2007 and Results of Operations for the year then ended.

On December 31, 2007, BOE had total assets of $302.4 million, total loans of $221.5 million, total deposits of $244.6 million, and total stockholder’s equity of $30.1 million. BOE had net income of $2.6 million in 2007 resulting in fully diluted earnings per common share of $2.15. Return on average equity was 9.03% and return on average assets was 0.90% in 2007.

Net interest income, on a tax equivalent basis, was $10.7 million in 2007. BOE’s earning assets were $265.2 million. Income on loans receivable was $16.2 million and, on a tax equivalent basis, the yield on the loan portfolio was 7.80%, based on an average balance in loans receivable of $207.6 million. Average investment securities and federal funds sold were $57.6 million. The tax equivalent yield on investment securities, including equity securities and federal funds sold was 5.52%. The yield on earning assets of $265.2 million was 7.31%, based on $19.4 million in fully taxable equivalent income. BOE’s interest-bearing liabilities were $229.0 million. The cost of total interest bearing liabilities was 3.80%, based on $8.7 million in total interest expense. BOE’s net interest margin was 4.03% in 2007 and the net interest spread was 3.51%.

The provision for loan losses was $6,000 in 2007. During the third quarter of 2007 the Company realized a recovery of $400,000 on a loan charge-off from 2002. This bolstered the Company’s allowance for loan losses. Allowance for loan losses was $2.6 million on December 31, 2007. This was 1.17% of total loans as of that date. Charged-off loans were in a net recovery position in 2007 of $189,000 after charging off $256,000 and recovering a total of $445,000. The ratio of net charge-offs (recoveries) to average loans was (0.09)% for the year ended December 31, 2007.

The following table indicates the dollar amount allocation of the allowance for loan losses by loan type, as well as the ratio of the related outstanding loan balances to total loans as of December 31, 2007 (dollars in thousands):

Real estate	$1,887	86%
Commercial, industrial and agricultural	508	11%
Consumer and installment	200	3%

Total allowance for loan losses	$2,595	100%

Non-interest income in 2007 was $2.0 million. Service charge income of $1.1 million made up the significant portion of this amount. Other income amounted to $848,000.

Non-interest expense was $8.8 million in 2007. Salaries and benefits were the largest component amounting to $4.8 million. Other operating expenses were $2.2 million. Occupancy expenses were $517,000, furniture and equipment related expenses were $514,000, and data processing expenses were $608,000 for the year.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2007

(dollars in thousands)

	AVERAGE BALANCE	INTEREST INCOME / EXPENSE	AVERAGE YIELD RATE
Earning Assets:
Loans receivable(1)	207,620	16,202	7.80%
Securities, taxable	19,332	963	4.98%
Securities, non-taxable	34,627	2,022	5.84%
Equity securities	2,132	122	5.74%
Federal funds sold	1,490	73	4.89%

Total earning assets	$265,201	$19,382	7.31%

Non-Earning Assets:
Cash and due from banks	5,049
Allowance for loan losses	(2,535)
Other assets	21,470

Total non-earning assets	23,984

Total assets	$289,185

Interest-Bearing Liabilities:
Deposits:
Interest-bearing demand (NOW) deposits	$26,391	$91	0.34%
Money market deposits	16,195	439	2.71%
Savings deposits	20,221	249	1.23%
Time deposits	144,954	6,807	4.70%
Federal funds purchased	742	44	5.90%
FHLB advances & other borrowings	20,450	1,065	5.21%

Total interest-bearing liabilities	$228,953	$8,695	3.80%

Non-Interest Bearing Liabilities:
Demand deposits	28,066
Other liabilities	3,299

Total non-interest bearing liabilities	31,365

Total liabilities	260,318

Stockholders’ equity	28,867

Total liabilities and stockholders’ equity	$289,185

Interest spread			3.51%
Net interest margin		$10,687	4.03%

(1)	Income and yields are reported on a tax-equivalent basis assuming a federal tax rate of 34%.

Financial Ratios

Year Ended December 31, 2007
Return on average assets	0.90%
Return on average equity	9.03%
Dividend payout ratio	38.04%
Average equity to average assets	9.98%

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[OPINION LETTER OF MILLER ELLIN & COMPANY, LLP

TO BE INCLUDED IN FINAL VERSION]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[OPINION LETTER OF ELLIOTT DAVIS, LLC

TO BE INCLUDED IN FINAL VERSION]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[OPINION LETTER OF ELLIOTT DAVIS, LLC

TO BE INCLUDED IN FINAL VERSION]

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED BALANCE SHEETS

as of December 31, 2008 (Restated) and 2007

	December 31, 2008	December 31, 2007
	(Dollars in thousands)
ASSETS
Cash and due from banks	$10,864	$162
Interest bearing bank deposits	107,376	—
Federal funds sold	10,193	—

Total cash and cash equivalents	128,433	162
United States Treasury securities held in trust fund	—	58,453
Securities available for sale, at fair value	193,992	—
Securities held to maturity, fair value of $94,965 at December 31, 2008	94,865	—
Equity securities, restricted, at cost	3,612	—

Total securities	292,469	58,453
Loans held for sale	200
Loans	523,298	—
Allowance for loan losses	(6,939)	—

Net loans	516,359	—
Bank premises and equipment	24,111	—
Other real estate owned	223	—
Bank owned life insurance	6,300	—
Core deposit intangibles, net	17,163	—
Goodwill	37,184	—
Other assets	7,798	826

Total assets	$1,030,240	$59,441

LIABILITIES
Deposits:
Noninterest bearing	$59,699	$—
Interest bearing	746,649	—

Total deposits	806,348	—
Federal Home Loan Bank advances	37,900	—
Trust preferred capital notes	4,124	—
Deferred payment to underwriter	—	2,100
Other liabilities	17,465	339

Total liabilities	865,837	2,439

Common stock, subject to conversion, 1,499,250 shares at conversion value	—	11,690
STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 shares authorized)	17,680	—
Warrants on preferred stock	1,037	—
Discount on preferred stock	(1,031)
Common stock (50,000,000 shares authorized $.01 par value) 21,468,455 and 9,375,000 shares issued and outstanding at December 31, 2008, and December 31, 2007, respectively	215	94
Additional paid in capital	146,076	42,989
Retained earnings	1,691	2,229
Accumulated other comprehensive loss	(1,265)	—

Total stockholders’ equity	164,403	45,312

Total liabilities and stockholders’ equity	$1,030,240	$59,441

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2008 and Nine Months Ended December 31, 2007

	December 31, 2008	December 31, 2007
	(Dollars and shares in thousands, except per share data)
Interest and dividend income
Interest and fees on loans	$19,694	$—
Interest on federal funds sold	90	—
Interest on deposits in other banks	356	—
Interest and dividends on securities
Taxable	2,297	1,944
Nontaxable	898	—

Total interest income	23,335	1,944
Interest expense
Interest on deposits	7,695	—
Interest on federal funds purchased	131	—
Interest on other borrowed funds	734	—

Total interest expense	8,560	—

Net interest income	14,775	1,944
Provision for loan losses	2,572	—

Net interest income after provision for loan losses	12,203	1,944

Noninterest income
Service charges on deposit accounts	1,185	—
Other	595	—

Total noninterest income	1,780	—

Noninterest expense
Salaries and employee benefits	5,590	—
Occupancy expenses	884	—
Equipment expenses	665	—
Legal fees	429	—
Data processing fees	499	—
Amortization of intangibles	975	—
Other operating expenses	3,585	263

Total noninterest expense	12,627	263

Net income before income tax expense	1,356	1,681
Income tax expense	133	576

Net income	$1,223	$1,105

Net income per share — basic	$0.07	$0.12

Net income per share — diluted	$0.07	$0.09

Weighted average number of shares outstanding
Basic	16,430	9,375
Diluted	17,518	11,807

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE TWELVE MONTHS and NINE MONTHS ENDED

DECEMBER 31, 2008 (Restated) AND 2007, respectively

(Dollars and shares in thousands)

	Preferred Stock	Warrants	Discount on Preferred Stock	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

				Shares	Amount
Balance, March 31, 2007	$—	$—	$—	9,375	$94	$43,061	$1,124	$—	$44,279
Change in shares subject to conversion	—	—	—	—	—	(72)	—	—	(72)
Comprehensive income:
Net income	—	—	—	—	—	—	1,105	—	1,105

Total comprehensive income									1,105

Balance December 31, 2007	—	—	—	9,375	94	42,989	2,229	—	45,312
Issuance of preferred stock and related warrants	17,680	1,037	(1,037)	—	—	—	—	—	17,680
Amortization of preferred stock warrants	—	—	6	—	—	—	(6)	—	—
Redemption of shares related to appraisal rights	—	—	—	(2)	—	(11)	—	—	(11)
Transfer of shares previously subject to conversion	—	—	—	—		11,690	—	—	11,690
Issuance of stock related to business combination			—	13,502	135	100,769	—	—	100,904
Issuance of options and stock awards related to business combination	—	—	—	—	—	1,487	—	—	1,487
Redemption of shares, net of fractional shares				(1,407)	(14)	(10,813)	—	—	(10,827)
Repurchase of warrants	—	—	—	—	—	(35)	—	—	(35)
Comprehensive income:
Net income	—	—	—	—	—	—	1,223	—	1,223
Change in unrealized gain in investment securities, net of tax of $238	—	—	—	—	—	—	—	(462)	(462)
Change in funded status of pension plan, net of tax of $413	—	—	—	—	—	—	—	(803)	(803)

Total comprehensive income									(42)
Dividends paid on common stock ($.08 per share)							(1,755)		(1,755)

Balance December 31, 2008	$17,680	$1,037	$(1,031)	21,468	$215	$146,076	$1,691	$(1,265)	$164,403

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2008 (Restated) and

Nine Months Ended December 31, 2007

	2008	2007
	(Dollars in thousands)
Operating activities:
Net income	$1,223	$1,105
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and intangibles amortization	1,663	—
Provision for loan losses	2,572	—
Deferred taxes	110	—
Amortization of security premiums and accretion of discounts, net	117	—
Net amortization of preferred warrants	6
Net decrease in loans held for sale	506	—
Changes in assets and liabilities:
Increase in other assets	(6,832)	(809)
Increase (decrease) in accrued expenses and other liabilities	5,357	(476)

Net cash provided by (used in) by operating activities	4,722	(180)

Investing activities:
Net increase in federal funds sold	(10,335)	—
Proceeds from securities sales, calls, maturities and paydowns	68,562	—
Purchase of securities	(204,549)	(334)
Net increase in loans	(47,992)	—
Purchase of premises and equipment, net	(2,655)	—
Securities acquired in bank acquisition	(29,420)	—
Cash acquired in bank acquisitions	10,016	—

Net cash used in investing activities	(216,373)	(334)

Financing activities:
Net increase in noninterest bearing and interest bearing demand deposits	9,689	—
Increase in deposits from bank acquisition	305,197	—
Net increase in Federal Home Loan Bank advances	20,000	—
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	(46)	—
Cash dividends paid	(1,755)	—
Issuance of preferred stock	17,680	—
Cash paid to shareholders for converted shares	(10,843)	—

Net cash provided by financing activities	339,922	—

Net increase (decrease) in cash and cash equivalents	128,271	(514)

Cash and cash equivalents:
Beginning of the period	162	676

End of the period	$128,433	$162

Supplemental disclosures of cash flow information:
Interest paid	$5,780	$—
Income taxes paid	406	—
Transfers of OREO property	223	—
Non-cash transactions related to the acquisition of TFC and BOE assets and liabilities
Increase in assets and liabilities:
Loans	$471,864	—
Securities	71,123	—
Other assets	83,664	—
Non-interest bearing deposits	52,790	—
Interest bearing deposits	438,672	—
Borrowings	32,359	—
Other Liabilities	10,216	—

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 1.	Nature of Banking Activities and Significant Accounting Policies

Organization

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the “Bank”), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia.

The Company was initially formed as a special purpose acquisition company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company’s activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation (“TFC”), and BOE Financial Services of Virginia, Inc., a Virginia corporation (“BOE”). The Company changed its corporate name in connection with the acquisitions. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland (“SFSB”).

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

Predecessors

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company’s operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company’s predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company’s operations, revenues and expenses after the acquisitions are most similar in all respects to those of BOE’s and TFC’s historical periods. Accordingly, the statements should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements of TFC and BOE for the periods ended May 31, 2008 and December 31, 2007. These statements have also been presented.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. FASB Interpretation No. 46(R) requires that the Company no longer eliminate through consolidation the equity investment in BOE Statutory Trust I, which approximated $124,000 at December 31, 2008. The subordinated debt of the Trust is reflected as a liability of the Company.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as cash and due from banks, interest-bearing bank balances, and Federal funds sold.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of certain correspondent banks. The Company’s investment in these securities is recorded at cost.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are sold with the mortgage servicing rights released by the Company.

The Company enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, the gain or loss that occurs on the rate lock commitments is immaterial.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Bank’s market area.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

On January 1, 2005, Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (AICPA, Technical Practice Aids, ACC sec. 10,880) was adopted for loan acquisitions. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit arrangements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

In our acquisition of TFC and BOE, the preliminary fair value of SOP 03-3 loans was determined based on assigned risk ratings, expected cash flows and the fair value of the collateral. The fair value of non SOP 03-3 loans was determined based on preliminary estimates of default probabilities. The Company determined which purchased loans were impaired at the time of the acquisition, and considered those loans for SOP 03-3 application. Those loans that were not considered impaired at the time of acquisition were not considered for SOP 03-3.

As a result of the acquisitions of TFC and BOE, the Company had loans amounting to approximately $5.0 million as of December 31, 2008 which met the criteria of SOP 03-3. Due to the immateriality of these loans in relation to the overall financial condition of the Company, detailed disclosures have not been included in these financial statements.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation of bank premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 3 to 20 years for equipment, furniture and fixtures.

Costs of maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the determination of income.

Other Real Estate Owned

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at the lower of the loan balance or the fair value at the date of foreclosure net of estimated disposal costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Company had $223,000 in other real estate at December 31, 2008.

Goodwill and Other Intangibles

SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations after June 30, 2001. With purchase acquisitions, the Company is required to record assets acquired, including any intangible assets, and liabilities assumed at fair value, which involves relying on estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

other valuation methods. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. SFAS No. 142 discontinued any amortization of goodwill and other intangible assets with indefinite lives, but required an impairment review at least annually or more often if certain conditions exist. The Company follows SFAS No. 147, Acquisitions of Certain Financial Instruments, and determined that any core deposit intangibles will be amortized over the estimated useful life.

Advertising Costs

The Company follows the policy of expensing advertising costs as incurred, which total $308,000 for 2008.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

As of December 31, 2008 and 2007, the Company did not have any tax benefit disallowed under FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In management’s opinion, it is more likely than not that the results of future operations will generate sufficient taxable income to recognize the deferred tax assets.

Included in deferred tax assets are the tax benefits derived from net operating loss carryforwards totaling $2,945 million relating to an acquisition, which expire in various amounts from 2021 through 2024. Management expects to utilize all of these carryforward amounts prior to expiration.

The Company and its subsidiaries are subject to U. S. federal income tax as well as various state income taxes. All years from 2005 through 2008 are open to examination by the respective tax authorities.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Earnings Per Share

Basic earnings per share (EPS) is computed based on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted EPS is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method. Preferred stock was issued on December 19, 2008. No dividend was declared on this stock during 2008.

Stock-Based Compensation

Prior to the Company’s mergers with BOE and TFC, both of these entities had stock-based compensation plans, which are more fully described in Note 12.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force (“EITF”) Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” (“EITF Issue 06-4”). In March 2007, the FASB reached a consensus on EITF Issue 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements,” (“EITF Issue 06-10”). Both of these standards require a company to recognize an obligation over an employee’s service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The Company adopted the provisions of these standards effective January 1, 2008. The adoption of these standards was not material to the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 was not material to the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company adopted SFAS 159 effective January 1, 2008. The Company decided not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of this statement did not have a material impact on the (consolidated) financial statements.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements, at this time.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51” (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements, at this time.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, “Use of a Simplified Method in Developing Expected Term of Share Options” (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company’s election to use the simplified method discussed in SAB 107 for estimating the expected term of “plain vanilla” share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Implementation of SAB 110 did not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133,” (“SFAS No. 161”). SFAS No. 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS No. 161 is effective for the Company on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP No. 142-3”). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP No. 142-3 is effective for the Company on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The adoption of FSP No. 142-3 is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Management does not expect the adoption of the provision of SFAS No. 162 to have any impact on the consolidated financial statements.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” (“FSP 133-1 and FIN 45-4”). FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. The disclosures required by FSP 133-1 and FIN 45-4 will be effective for the Company on December 31, 2008 and is not expected to have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have material impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of the FSP will not affect the Company’s financial condition, results of operations or cash flows.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the consolidated financial statements.

Business Combinations

On September 7, 2007, the Company issued a press release and filed a Current Report on Form 8-K reporting that it had entered into an Agreement and Plan of Merger, dated as of September 5, 2007, with TFC (the “TFC Agreement”), which provided for the merger of TFC with and into the Company. Effective May 31, 2008 at 11:58 p.m., the Company consummated the merger between the Company and TFC pursuant to the terms of the TFC Agreement (the “TFC Merger”). In connection with the TFC Merger, TransCommunity Bank, N.A., a wholly-owned subsidiary of TFC, became a wholly-owned subsidiary of the Company. The material terms of the TFC Merger Agreement and certain financial and other information about the Company and TFC are contained in the Company’s registration statement on Form S-4 (SEC File No. 333-148675) originally filed January 15, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the “TFC Merger Proxy”), TFC’s annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-33355), and TFC’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-33355).

On December 14, 2007, the Company issued a press release and filed a Current Report on Form 8-K reporting that it had entered into an Agreement and Plan of Merger, dated as of December 14, 2007, with BOE Financial Services of Virginia, Inc. (the “BOE Agreement”), which provided for the merger of BOE with and into the Company. Effective May 31, 2008 at 11:59 p.m., the Company consummated the merger between the Company and BOE pursuant to the terms of the BOE Agreement (the “BOE Merger”). In connection with the BOE Merger, the

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Bank, a wholly-owned subsidiary of BOE, became a wholly-owned subsidiary of the Company. The material terms of the BOE Merger Agreement and certain financial and other information about the Company and BOE are contained in the Company’s registration statement on Form S-4 (SEC File No. 333-149384) originally filed February 26, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the “BOE Merger Proxy”), BOE’s annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-31711), and BOE’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-31711).

Prior to the mergers, $54.35 million of the net proceeds from the CBTC initial public offering including $2.1 million of deferred underwriting discounts and commissions was held in trust by CBTC for the purpose of completing a business combination. Of such funds, $45.6 million was released to the Company upon completion of the TFC Business Combination and BOE Merger, after payment of the deferred discount and $10.8 million to stockholders who converted their shares to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and the valuation of deferred tax assets.

Restatement

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year provisions.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note	2. Securities

The amortized cost and fair value of securities available for sale and held to maturity as of December 31, 2008 are as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
Securities Available for Sale
U.S. Treasury issue and other U.S. Government agencies	$28,732	$358	$(21)	$29,069
Mortgage backed securities	93,619	803	(66)	94,356
State, county and municipal	64,600	478	(2,184)	62,894
Corporate & other bonds	7,418	19	(188)	7,249
Other securities	323	111	(10)	424

Total securities available for sale	$194,692	$1,769	$(2,469)	$193,992

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
Securities Held to Maturity
U.S. Treasury issue and other U.S. Government agencies	$5,997	$37	$—	$6,034
Mortgage backed securities	79,595	62	—	79,657
State, county and municipal	9,273	1	—	9,274

Total securities held to maturity	$94,865	$100	$—	$94,965

As of December 31, 2007, securities of $58.5 million consisted solely of U. S. Treasuries held in trust, and were recorded at amortized cost.

In estimating other than temporary impairment losses, management considers, the length of time and the extent to which the fair value has been less than cost, the financial condition and short-term prospects for the issuer, and the intent and ability of management to hold its investment for a period of time to allow a recovery in fair value. As of December 31, 2008 and December 31, 2007, there were no investments held that had other than temporary impairment losses.

Presented below is a summary of securities available for sale with unrealized losses segregated at December 31, 2008:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars in thousands)
Securities available for sale
U.S. Treasury issue and other U.S. Government agencies	$1,583	$(21)	$—	$—	$1,583	$(21)
State, county and municipal	33,005	(2,184)	—	—	33,005	(2,184)
Corporate & other bonds	4,475	(187)	—	—	4,475	(187)
Mortgage backed securities	2,812	(66)	—	—	2,812	(66)
Other securities	186	(10)	—	—	186	(10)

Total	$42,061	$(2,468)	$—	$—	$42,061	$(2,468)

There were no unrealized losses on securities held to maturity as of December 31, 2008. In addition, there were no unrealized losses reported for U.S. Treasuries held in trust as of December 31, 2007.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The unrealized losses in the investment portfolio as of December 31, 2008 are generally a result of market fluctuations that occur daily. The unrealized losses are from 97 securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. The Company has the ability and intent to hold these securities to maturity or until a recovery of value. Market prices are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company’s income statement and balance sheet.

The amortized cost and fair value of securities as of December 31, 2008, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$—	$—	$22,803	$22,823
Due after one year through five years	17,834	17,891	70,887	71,640
Due after five years through ten years	68,397	68,403	78,280	78,552
Due after ten years	8,634	8,672	22,399	20,553

	94,865	94,966	194,369	193,568
Other securities	—	—	323	424

Total securities	$94,865	$94,966	$194,692	$193,992

Proceeds from sales, principal repayments, calls and maturities of securities available for sale during 2008:

Amount
(Dollars in thousands)
Proceeds from sales	$110
Proceeds from call, maturities and paydowns	68,452

Total proceeds	$68,562

Gross realized gains	—
Gross realized losses	—

Net realized gain	$—

Securities with amortized costs of $18.927 million at December 31, 2008 were pledged to secure public deposits and for other purposes required or permitted by law. On December 31, 2008 and 2007, there were no securities issued, other than U.S. government and agencies, that comprised more than 10% of the consolidated shareholders’ equity.

Note 3. Loans

The loan portfolio consisted of various loan types as follows (dollars in thousands):

December 31, 2008
Mortgage loans on real estate:
Residential 1-4 family	$129,607
Commercial	158,062
Construction	139,515
Second Mortgages	15,599
Multifamily	9,370
Agriculture	5,143

Total real estate loans	457,296
Commercial Loans	45,320
Consumer installment loans	14,457
All other loans	7,005

Gross loans	524,078
Less: unearned income	(780)

Loans, net of unearned income	$523,298

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The Company had an approximate $5.154 million in nonperforming assets at December 31, 2008. These nonperforming assets consisted of 84 credits and one piece of OREO property. Interest forfeited on non-accrual loans for the year ended December 31, 2008 was $251,000.

At December 31, 2008, the Company’s allowance for credit losses is comprised of the following: (i) any specific valuation allowances calculated in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), (ii) general valuation allowances calculated in accordance with SFAS 5 based on economic conditions and other qualitative risk factors, and (iii) historical valuation allowances calculated using historical loan loss experience of the former banks. Management identified loans subject to impairment in accordance with SFAS 114.

The following is a summary of information for impaired and non-accrual loans as of December 31, 2008 (dollars in thousands):

Amount
Impaired loans without a valuation allowance	$13,301
Impaired loans with a valuation allowance	12,915

Total impaired loans	$26,216

Valuation allowance related to impaired loans	$3,115
Total non-accrual loans	$4,534
Total loans ninety days or more past due and still accruing	$397
Average investment in impaired loans	$8,240

Interest income recognized on impaired loans	$768

Interest income recognized on a cash basis on impaired loans	$768

Analysis of the loan valuation allowance is as follows:

Year Ended December 31, 2008
Balance, beginning of year	$—
Allowance from acquired banks	5,305

Loans charged-off	(980)
Recoveries	42
Provision for loan losses	2,572

Balance, end of year	$6,939

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 4. Premises and Equipment

A summary of the bank premises and equipment at December 31, 2008 follows: (dollars in thousands):

Land	$5,914
Land improvements and buildings	13,900
Leasehold improvements	53
Furniture and equipment	2,223
Construction in progress	2,661

Total	24,751
Less accumulated depreciation and amortization	(640)

Bank premises and equipment, net	$24,111

Depreciation expense for the year ended December 31, 2008 amounted to $640,000.

Note 5. Mergers and Acquisitions

In relation to the mergers with TFC and BOE on May 31, 2008, which is further described in Note 1, the Company followed the acquisition method of accounting as outlined in SFAS 141, Business Combinations. Under SFAS 141, the Company is required to implement purchase accounting rules, where the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Management relied on external analysis by appraisers in determining the fair value of the assets acquired and liabilities assumed. Based on that appraisal, the following table provides the calculation and allocation of the purchase price used in the financial statements:

	BOE	TFC
	(Dollars in thousands)
Value of shares issues ($7.42 per share)	$51,624	$48,563
Value of stock options issued	997	1,207
Merger related costs	1,928	2,068

Purchase price	54,549	51,838
Book value of net assets acquired	30,096	29,052

Excess of purchase over book value of net assets	$24,453	$22,786

Allocation of excess purchase price:
Core deposit intangible	$9,643	$5,309
Fair value adjustments:
Loans	656	1,423
Investment securities	2	—
Bank premises	2,684	675
Time deposit	(992)	(1,954)
Deferred taxes	(4,738)	(2,653)
Goodwill	17,198	19,986

	$24,453	$22,786

Fair value of assets acquired
Cash and cash equivalents	$5,784	$4,232
Investment securities	57,021	11,285
Loans	234,715	243,303
Bank premises and equipment	13,296	8,770
Bank owned life insurance	6,158	—
Core deposit intangibles	9,643	5,309
Goodwill	17,198	19,986

Fair value of assets acquired	$343,815	$292,885

Fair value of liabilities assumed
Deposits	$257,374	$234,088
FHLB advances	17,900	—
Trust preferred capital notes	4,124	—
Other	9,207	6,160

Fair value of liabilities assumed	$288,605	$240,248

Net assets acquired, at fair value	$55,210	$52,637

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The merger transaction was accounted for under the purchase method of accounting and is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in $37.2 million of estimated goodwill and $15.0 million of core deposit intangible assets. The estimated goodwill is subject to possible adjustments during the one year period from the date of the merger. The core deposit intangible asset was based on an independent valuation and will be amortized over the estimated life of the core deposits ranging from 2.6 to nine years. There were no funds borrowed by the Company to finance these mergers.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error.

The Company analyzed the effect of canceling certain contracts between Bank and their vendors in order to produce efficiencies from the merger. Costs of canceling the contracts were material and changed the amount of goodwill associated with the merger.

The Company’s consolidated financial statements include the results of operations of the Bank only from the date of acquisitions. Pro forma condensed consolidated income statements for the years ended December 31, 2008, and 2007 are shown as if the merger occurred at the beginning of each year as follows:

Pro forma information	2008	2007
	(Dollars in thousands, except per share data)
Interest income	$38,221	$38,480
Interest expense	(15,622)	(15,371)

Net interest income	22,599	23,109
Provision for loan losses	(4,120)	(1,692)
Other income	3,063	3,068
Other expenses	(25,740)	(19,962)
Income tax expense	(40)	1,903
Discontinued operations	—	(77)

Net income	$(4,238)	$6,349

Earnings per share	$(0.19)	$0.28

On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of TCB. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation (“FDIC”), as Receiver for The Community Bank, the Bank and the FDIC.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Management evaluated the applicability of Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations”, as well as EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in determining the accounting for this transaction. This guidance outlines that for a transferred set of activities and assets to be a business, it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net assets acquired did not meet the definition of a “Business” as defined by these authoritative standards. Accordingly, the transaction was accounted for as an asset purchase.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619.0 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on the core deposits amounting to approximately $3.2 million. All deposits insured prior to the closing of the transaction maintained their current insurance coverage.

The Company also acquired assets amounting to approximately $87.5 million as follows (dollars in thousands):

Cash and cash equivalents	$54,439
Investment securities	31,304
Loans and accrued interest	1,593
Other assets	135

Total assets	$87,471

The loans acquired were those fully secured by deposit accounts. the Bank had not purchased any additional loans as of December 31, 2008.

The Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. As a result, the Bank purchased 175 loans totaling approximately $21 million on January 9, 2009. Also, the Bank had 90 days to evaluate and, at its sole option, purchase the premises and equipment. The Bank agreed to purchase all four former banking premises of TCB for $6.4 million on February 19, 2009.

The former branch offices of TCB opened on November 24, 2008 under the name “Essex Bank, a division of the Bank.”

Note 6. Goodwill and Other Intangibles

The Company follows SFAS 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Provisions within SFAS 142 discontinue any amortization of goodwill and intangible assets with indefinite lives, and require at least an annual impairment review or more often if certain impairment conditions exist. With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded, and no impairments were experienced in the period reported.

Core deposit intangible assets are amortized over the period of expected benefit, ranging from 2.6 to 9 years. Due to the mergers with TFC and BOE on May 31, 2008, the Company recorded approximately $15.0 million in core deposit intangible assets and $34.3 million in goodwill. Additionally, BOE assumed all deposits of The Community Bank, Loganville, GA on November 21, 2008, which were purchased for a premium of approximately $3.2 million.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Goodwill and other intangible assets are presented in the following table:

	December 31, 2008
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(Dollars in thousands)
Goodwill	$37,184	$—	$37,184
Core deposit intangibles	18,132	969	17,163

Note 7. Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, trading securities and derivatives, if present, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under SFAS 157, Fair Value Measurement, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value each reporting period. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Impaired Loans

The Company does not record unimpaired loans held for investment at fair value each reporting period. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the impairment in accordance with SFAS 114, Accounting by Creditors for Impairment of a Loan. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, and liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. The Bank frequently obtains appraisals prepared by external professional appraisers for classified loans greater than $250,000 when the most recent appraisal is greater than 12 months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral’s location being other determinants. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

The Bank may also identify collateral deterioration based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank’s collateral or where the collateral is located. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. In instances where an appraisal received subsequent to an internally prepared estimate reflects a higher collateral value, management does not revise the carrying amount.

Reviews of classified loans are performed by management on a quarterly basis. At December 31, 2008, substantially all of the impaired loans were evaluated based on the fair value of the collateral.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Assets and Liabilities recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	December 31, 2008
	Total	Level 1	Level 2	Level 3
Securities available for sale	$193,992	$424	$193,568	$—
Loans held for	$200	$—	$200	$—

Total assets at fair value	$194,192	$424	$193,768	$—

Total liabilities at fair value	$—	$—	$—	$—

The Company had no Level 3 assets measured at fair value on a recurring basis at December 31, 2008.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

	December 31, 2008
	Total	Level 1	Level 2	Level 3
	(In thousands)
Loans — impaired loans	$12,915	$—	$10,627	$2,288
Other real estate owned (OREO)	223	—	223	—

Total assets at fair value	$13,138	$—	$10,850	$2,288

Total liabilities at fair value	$—	$—	$—	$—

Note	8. Deposits

Balance by deposit type	December 31, 2008
(Dollars in thousands)
NOW	$76,575
MMDA	55,200
Savings	34,688
Time deposits less than $100,000	303,424
Time deposits greater than $100,000	276,762

Total interest-bearing deposits	$746,649

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 was $276.8 million.

The scheduled maturities of time deposits at December 31, 2008 (dollars in thousands) are as follows:

2009	$452,601
2010	78,293
2011	29,963
2012	9,907
2013	9,290
Thereafter	132

Total	$580,186

Note	9. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008, follows (dollars in thousands):

2008
Deferred tax assets:
Allowance for loan losses	$2,309
Deferred compensation	590
Non-accrual loan interest	59
Accrued pension	569
FAS 158 adjustment pension	413
Stock based compensation	70
Net operating loss carryforward	2,945
Alternative minimum tax credit	108
Unrealized loss on available for sale securities	238
Other	65

$7,366

Deferred tax liabilities:
Depreciation	296
Purchase accounting adjustment	7,468
Other	75

$7,839

Net deferred tax liability	$473

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48. The Company has analyzed the valuation allowances for Deferred Tax Assets and the fact that no allowance is required. All years from 2005 through 2008 are subject to audit by taxing authorities. As of December 31, 2008 the Company had $8.661 million of net operating losses which expire in 2021 through 2024.

Allocation of the income tax expense between current and deferred portions is as follows (dollars in thousands):

	2008	For the Nine Months Ended December 31, 2007
Current tax provision	$243	$576
Deferred tax (benefit)	(110)	—

	$133	$576

The following is a reconciliation of the expected income tax expense with the reported expense for each year:

	2008	2007
Statutory federal income tax rate	34.0%	34.0%
(Reduction) in taxes resulting from:
Municipal interest	(21.0)	—
Bank owned life insurance income	(4.1)	—
Other, net	0.9	0.3

	9.8%	34.3%

Note 10. Borrowings

The Company uses borrowings in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term and long-term nature. Short-term funding includes overnight borrowings from correspondent banks and securities sold under an agreement to repurchase. Long-term borrowings are obtained through the Federal Home Loan Bank (FHLB) of Atlanta. At December 31, 2008, there were no short-term borrowings. The following information is provided for long-term borrowings balances, rates, and maturities with the FHLB (dollars in thousands):

December 31, 2008
Federal Home Loan Bank Advances	$37,900

Maximum month-end outstanding balance	$37,900
Average outstanding balance during the year	$15,861
Average interest rate during the year	4.63%
Average interest rate at end of year	3.14%

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

	Fixed Rate	Adjustable Rate	Total
2009	$—	$900	$900
2010	—	—	—
2011	—	—	—
2012	22,000	—	22,000
2013	10,000	—	10,000
Thereafter	5,000	—	5,000

Total	$37,000	$900	$37,900

The Company has unsecured lines of credit with correspondent banks available for overnight borrowing totaling approximately $45,500,000.

Note 11. Employee Benefit Plans

The Company adopted the Bank’s noncontributory, defined benefit pension plan for all full-time pre-merger Bank employees over 21 years of age. Benefits are generally based upon years of service and the employees’ compensation. The Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The following table provides a reconciliation of the changes in the plan’s benefit obligations and fair value of assets for the period from merger date to ended December 31, 2008. (dollars in thousands):

2008
Change in Benefit Obligation
Benefit obligation, assumed in merger	$5,166
Service cost	271
Interest cost	225
Actuarial loss	(158)
Benefits paid	(65)

Benefit obligation, ending	$5,439

Change in Plan Assets
Fair value of plan assets, assumed in merger	$3,493
Actual return on plan assets	(878)
Employer contributions	—
Benefits paid	(65)

Fair value of plan assets, ending	$2,550

Funded Status	$(2,889)

Amounts Recognized in the Balance Sheet
Other assets	$—
Other liabilities	2,889
Amounts Recognized in Accumulated Other Comprehensive Income
Net loss	$1,216
Prior service cost	5
Net obligation at transition	(5)
Deferred tax	(413)

Total amount recognized	$803

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The accumulated benefit obligation for the defined benefit pension plan was $3.658 million at December 31, 2008.

The following table provides the components of net periodic benefit cost for the plan for the year ended December 31, 2008: (dollars in thousands):

2008
Components of Net Periodic Benefit Cost
Service cost	$218
Interest cost	180
Expected return on plan assets	(187)
Amortization of prior service cost	2
Amortization of net obligation at transition	(2)
Recognized net actuarial loss	10

Net periodic benefit cost	$221

Total recognized in net periodic benefit cost and accumulated other comprehensive (loss)	$1,024

The weighted-average assumptions used in the measurement of the Company’s benefit obligation and net periodic benefit cost are shown in the following table:

2008
Discount rate	6.00%
Expected return on plan	8.50%
Rate of compensation	4.00%

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan’s weighted-average asset allocations at December 31, 2008, by asset category are as follows:

2008
Asset Category
Mutual funds — fixed income	32%
Mutual funds — equity	63%
Cash and equivalents	5%

Total	100%

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan’s investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company did not to contribute to its pension plan in 2008.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows: (dollars in thousands)

2009	$88
2010	125
2011	159
2012	158
2013	175
2014-2018	1,354

401(k) Plan

The Company adopted the 401(k) Plans that previously existed with both TFC and BOE prior to the merger. Under the BOE 401(k) Plan, employees have a contributory 401(k) profit sharing plan which covers substantially all employees. The employee may contribute up to 100% of compensation, subject to statutory limitations. The Company matches 50% of employee contributions up to 4% of compensation. The plan also provides for an additional discretionary contribution to be made by the Company as determined each year. Any employees that started with the Company after the merger, and meet the service requirements, would be included in the BOE 401(k) Plan.

Under the TFC 401(k) Plan, employees have a contributory 401(k) profit share plan which covers substantially all employees. The employee may contribute up to 100% of compensation, subject to statutory limitations. The Company matches 100% of employee contributions on the first 3% of compensation, then the Company matches 50% of employee contributions on the next 2% of compensation. The plan also provides for additional discretionary contributions to be made by the Company as determined each year. The amounts charged to expense under these plans for the year ended December 31, 2008 was $201,000.

Deferred Compensation Agreements

The Company has deferred compensation agreements with certain key employees and the Board of Directors. The retirement benefits to be provided are fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to $144,000 for the year ended December 31, 2008. These contracts are funded by life insurance policies.

Note 12. Stock Option Plans and Warrants

Prior to the mergers, both TFC and BOE maintained stock option plans as incentives for certain officers and directors. During 2007, TFC replaced its stock option plan with an equity compensation plan that issued restricted stock awards. Under the terms of these plans, all options and awards were fully vested and exercisable, and any unrecognized compensation expenses were accelerated. Due to the mergers on May 31, 2008, these plans were terminated by the Company, replacement options were granted by the Company to former employees of at TFC and BOE exchange rates of 1.42 and 5.7278, respectively.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

A summary of the options is shown in the following table:

	TFC 2008	BOE 2008
Options issued in connection with bank acquisition	332,351	161,426
Options outstanding at December 31	332,351	161,426
Options exercisable at December 31	332,351	161,426
Weighted average exercise price	$6.83	$4.13
Weighted average remaining contracted life at December 31	51 months	57 months

Options were valued at $1,488 million using the Black-Shoals model at the time of acquisition of TFC and BOE by the Company. Options were part of the acquisition and were not expensed by the Company. Assumptions were for a discount rate of 4.06% and 25% volatility with a remaining term of 4.83 years for TFC options and 5.25 years for BOE options.

The intrinsic values of options outstanding and exercisable at December 31, 2008 were $24,000. No options have been exercised since the merger. Currently, the Company does not have any stock-based compensation plan that is issuing new instruments. However, the Company’s Compensation Committee and Board of Directors are considering various types of stock-based compensation plans to be presented to shareholders at its 2009 annual meeting.

On June 8, 2006, the Company sold 7,500,000 units (“Units”) in the Offering. Each Unit consists of one share of the Company’s common stock, $0.01 par value, and one Redeemable Common Stock Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase one share of common stock from the Company at an exercise price of $5.00 commencing on the completion of a Business Combination and expiring five years from the date of the Offering. The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of the redemption is given.

In addition, the Company sold an option to purchase an aggregate of up to 525,000 units for $100, to I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc. or their designees, the representatives of the underwriters (the “Underwriters”). The units issuable upon exercise of this option are identical to those offered in the Initial Public Offering, except that each of the warrants underlying this option entitles the holder to purchase one share of common stock at a price of $7.50. This option is exercisable at $10.00 per unit commencing on the later of the consummation of a Business Combination or one year from the date of the Offering. This option expires June 4, 2011. In lieu of the payment of the exercise price, this option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of this option. This option may only be exercised or converted by the option holder and cannot be redeemed by the Company for cash.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 13. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential stock. Potential dilutive common stock had no effect on income available to common stockholders.

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
	(Dollars and shares in thousands, except per share data)
For the Twelve Months ended December 31, 2008
Basic EPS	$1,223	16,430	$0.07
Effect of dilutive options and warrants	—	1,088	—

Diluted EPS	$1,223	17,518	$0.07

For the Nine Months ended December 31, 2007
Basic EPS	$1,105	9,375	$0.12
Effect of dilutive warrants	—	2,432	(0.03)

Diluted EPS	$1,105	11,807	$0.09

No options were excluded from the computation for the years ended December 31, 2008 and 2007.

Note 14. Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its executive officers, directors, and their affiliates. All such loans are made on substantially the same terms as those prevailing at the time for comparable loans to unrelated persons.

With the merger of the entities on May 31, 2008, a new Corporate directorate and Executive officer staff was named for Community Bankers Trust Corporation. Various directors and executive officers had loans outstanding with their respective Bank’s prior to the merger. The table below depicts both direct and indirect loans assumed by the new entity as well as advances and repayments subsequent to May 31, 2008 (dollars in thousands).

2008
Balance, assumed at merger	$3,042
Principal additions	1,855
Repayments and reclassifications	(219)

Balance, end of year	$4,678

Indirect loans assumed at the merger equaled $1.118 million of the amount stated above, and $1.116 million of the balance at year-end 2008.

Note 15. Commitments and Contingent Liabilities

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated financial statements. The Bank does not anticipate losses as a result of these transactions. See Note 18 with respect to financial instruments with off-balance-sheet risk.

The following table presents the Company’s contractual obligations and scheduled payment amounts due at the various intervals over the next five years and beyond as of December 31, 2008 (dollar in thousands):

	Total	Less than 1 year	1-3 Years	4-5 Years	More than 5 Years
Trust preferred debt	$4,124	$—	$—	$—	$4,124
Federal Home Loan Bank Debt	37,900	900	—	32,000	5,000
Operating leases	7,476	499	914	779	5,284

Total contractual obligations	$49,500	$1,399	$914	$32,779	$14,408

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 16. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2008, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $50.575 million (22.92% of net assets).

Note 17. Concentration of Credit Risk

At December 31, 2008, the Bank’s loan portfolio consisted of commercial, real estate and consumer (installment) loans. Real estate secured loans represented the largest concentration at 87.26% of traditional loan portfolio (BOE and TFC). Subsequent to December 31, 2008, loans have been added to the portfolio from the transactions in Georgia and most notably in Maryland.

The Bank maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured balances were approximately $5.108 million at December 31, 2008.

Note 18. Financial Instruments With Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contract amounts of the Bank’s exposure to off-balance sheet risk as of December 31, 2008:

Amount
(Dollars in thousands)
Commitments with off-balance sheet risk:
Commitments to extend credit	$106,378
Standby letters of credit	12,356

Total commitments with off-balance sheet risk	$118,734

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are generally uncollateralized and usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s evaluation of the counterparty. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Note 19. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2008 in the table.

			Required for Capital		Required in Order to be
	Actual		Adequacy Purposes		Well Capitalized Under PCA
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital to risk weighted assets
CBTC consolidated	$125,523	20.00%	$48,609	8.00%	NA	NA
Bank of Essex	62,517	10.30%	48,535	8.00%	$60,669	10.00%
Tier 1 Capital to risk weighted assets
CBTC consolidated	114,965	18.92%	24,305	4.00%	NA	NA
Bank of Essex	55,959	9.22%	24,267	4.00%	36,401	6.00%
Tier 1 Capital to average adjusted assets
CBTC consolidated	114,965	12.54%	36,675	4.00%	NA	NA
Bank of Essex	55,959	6.12%	36,594	4.00%	45,742	5.00%

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

On February 11, 2009 the Company invested $50 million in the Bank which will result in an increase in the Banks regulatory Capital.

Note 20. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Restricted Securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective entity.

Loans Receivable

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Borrowings

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2008, the fair values of loan commitments and stand-by letters of credit were deemed to be immaterial.

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows: (dollars in thousands)

	2008
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$128,433	$128,433
Securities available for sale	193,992	193,992
Securities held to maturity	94,865	94,966
Loans held for sale	200	200
Net loans	516,359	497,930
Accrued interest receivable	4,014	4,014
Financial liabilities:
Deposits	806,348	813,374
Borrowings	42,024	46,819
Accrued interest payable	4,325	4,325

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 21. Trust Preferred Capital Notes

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.124 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. Since May 31, 2008 through December 31, 2008, the weighted-average interest rate was 6.33%. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions which began December 12, 2008. The principal asset of the Trust is $4.124 million of the Company’s junior subordinated debt securities with the like maturities and like interest rates to the capital securities.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

The trust preferred notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred not considered as Tier 1 capital may be included in Tier 2 capital. At December 31, 2008, all trust preferred notes were included in Tier 1 capital.

The obligations of the Company with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 22. Lease Commitments

The following table represents a summary of non-cancelable operating leases for bank premises that have initial or remaining terms in excess of one year as of December 31, 2008 are as follows (dollars in thousands):

December 31, 2008
2009	$499
2010	510
2011	404
2012	385
2013	394
Thereafter	5,284

Total of future payments	$7,476

The table above incorporates a lease for a future branch location in Midlothian, Virginia. This lease was executed in November of 2008 and will commence once the branch opens for business, which is expected in April 2009, subject to regulatory approval. The total anticipated lease payments for this lease aggregate $5.479 million.

Note 23. Other Noninterest Expense

Other noninterest expense totals are presented in the following tables. Components of these expenses exceeding 1% of the aggregate of total net interest income and total noninterest income for any of the past two years is stated separately. (dollars in thousands):

	December 31, 2008	December 31, 2007
Professional services	$226	$—
Marketing & advertising expense	308	—
Bank franchise tax	416	—
Telephone and internet line	193	—
Stationery, printing & supplies	222	—
Travel and entertainment	205	—
FDIC/OCC expense	239	—
Software and maintenance support	221	—
Directors fees	365	—
Other expenses	1,190	263

Total other operating expenses	$3,585	$263

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 24. Parent Corporation Only Financial Statements

COMMUNITY BANKERS TRUST CORPORATION

PARENT COMPANY ONLY BALANCE SHEET

AS OF DECEMBER 31, 2008

December 31, 2008
(Dollars in thousands)
ASSETS
Cash	$58,328
Equity securities, restricted, at cost	424
Other assets	1,250
Investments in subsidiaries	108,521

Total assets	$168,523

LIABILITIES
Other liabilities	$138
Balances due to subsidiary bank	575
Balances due to non-bank subsidiary	4,124

Total liabilities	4,837
STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 shares authorized)	17,680
Warrants on preferred stock	1,037
Discount on preferred stock	(1,031)
Common stock (50,000,000 shares authorized $0.01 par value) 21,468,455 issued and outstanding at December 31, 2008	215
Additional paid in capital	145,359
Retained earnings	1,691
Accumulated other comprehensive loss	(1,265)

Total stockholders’ equity	$163,686

Total liabilities and stockholders’ equity	$168,523

COMMUNITY BANKERS TRUST CORPORATION

PARENT COMPANY ONLY STATEMENT OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

December 31, 2008
(Dollars in thousands)
Income:
Interest and dividend income	$556

Total income	556
Expenses
Interest expense	71
Furniture and equipment expenses	6
Bank franchise taxes	159
Professional and legal expenses	434
Other operating expenses	517

Total expenses	1,187
Equity in income of subsidiaries	1,987
Net income before income taxes	1,356

Income tax expense	133

Net income	$1,223

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

COMMUNITY BANKERS TRUST CORPORATION

PARENT COMPANY ONLY STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

2008
(Dollars in thousands)
Operating activities:
Net income	$1,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5
Net amortization of preferred warrants	6
Increase in other assets	(5,695)
Decrease in other liabilities, net	(620)

Net cash and cash equivalents used in operating activities	(5,081)

Investing activities:
Purchases of investment securities	(242)
Maturity of securities held in trust	58,453

Net cash and cash equivalents provided by investing activities	58,211

Financing activities:
Issuance of preferred stock	17,680
Cash dividends paid	(1,755)
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	(46)
Cash paid to shareholders for converted shares	(10,843)

Net cash and cash equivalents provided by financing activities	5,036

Increase in cash and cash equivalents	58,166
Cash and cash equivalents at beginning of the period	162

Cash and cash equivalents at end of the period	$58,328

Note 25. Subsequent Events

On Friday, January 30, 2009, Community Bankers Trust Corporation announced that the Bank entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation (“FDIC”), as receiver for SFSB, providing for the assumption by BOE, effective 6:00 p.m. on Friday, January 30, 2009, of all deposit liabilities and the purchase of certain assets of SFSB. BOE assumed approximately $312 million in deposits, all of which are deemed to be core deposits. BOE received a discount on these deposits of $45 million. BOE purchased approximately $348 million in loans and other assets, and will be providing loan servicing to SFSB’s existing loan customers. BOE has entered into a loss share arrangement with the FDIC with respect to the assets purchased. All deposits have been fully assumed and all deposits maintain their current insurance coverage.

The Company filed a Form 8-K on February 4, 2009 disclosing this transaction. In a letter to the SEC dated March 13, 2009, the Company proposed that it would provide financial information and disclosures in an amended Form 8-K.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements

Note 26. Preferred Stock

On December 19, 2008, under the Department of the Treasury’s TARP Capital Purchase Program, the Company issued to the U.S. Treasury 17,680 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock), and a 10-year warrant to purchase up to 780,000 shares of common stock at an exercise price of $3.40 per share. Cumulative dividends on the Series A Preferred Stock are payable at 5% per annum through December 19, 2013, and at a rate of 9% per annum thereafter. The warrant is exercisable at any time until December 19, 2018, and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events. If, on or prior to December 31, 2009, the Company receives aggregate gross cash proceeds of at least $17,680,000 from sales of Tier 1 qualifying perpetual preferred stock or common stock, the number of shares of common stock issuable upon exercise will be reduced by one-half of the original number of shares of common stock.

The Company received proceeds of $17.68 million for the Series A Preferred Stock and the Warrant. The Company allocated the proceeds based on a relative fair value basis between the Series A Preferred Stock and the Warrant, recording $16.64 million and $1.04 million, respectively. Fair value of the preferred stock was estimated based on a discounted cash flow model using an estimated life of 50 years and a discount rate of 12%. Fair value of the stock warrant was estimated using a Black-Scholes model assuming stock price volatility of 27.5%, a dividend yield of 0.5%, a risk-free rate of 1.35% and an expected life of five years. The $16.64 million of Series A Preferred Stock is net of a discount of $1.04 million. The discount will be accreted to the $17.68 million redemption price over a five year period. The accretion of the discount and dividends on the preferred stock reduce retained earnings.

Each share of Series A Preferred Stock issued and outstanding has no par value, has a liquidation preference of $1,000 and is redeemable at the Company’s option, subject to approval of the Federal Reserve, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through December 18, 2011, the Series A Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least approximately $4.4 million.

The Series A Preferred Stock has a preference over the Company’s common stock upon liquidation. Dividends on the preferred stock, if declared, are payable quarterly in arrears. The Company’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Company fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury’s TARP Capital Purchase Program, until at the earliest of December 19, 2011 or the redemption of all of the Series A Preferred Stock to third parties, the Company must obtain the consent of the U.S. Treasury to raise the Company’s common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions.

TRANSCOMMUNITY FINANCIAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[OPINION LETTER OF ELLIOTT DAVIS, LLC

TO BE INCLUDED IN FINAL VERSION]

TRANSCOMMUNITY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

MAY 31, 2008 AND DECEMBER 31, 2007

(dollars in thousands)

	May 31 2008	December 31 2007
Assets
Cash and due from banks	$4,232	$2,204
Federal funds sold	—	2,107

Total cash and cash equivalents	4,232	4,311
Securities available for sale, at fair value	11,285	10,243
Securities held to maturity, fair value of $6,393 at December 31, 2007	—	6,400

Total securities	11,285	16,643
Loans	241,880	205,480
Allowance for loan losses	(3,426)	(3,036)

Net loans	238,454	202,444
Bank premises and equipment	8,129	8,205
Other real estate owned	180	180
Deferred tax asset	4,751	3,312
Other assets	3,022	3,176

Total assets	$270,053	$238,271

Liabilities
Deposits:
Noninterest bearing	$25,677	$20,390
Interest bearing	206,457	183,208

Total deposits	232,134	203,598
Federal funds purchased	5,218	—
Accrued interest payable	805	682
Other liabilities	3,509	758

Total liabilities	241,666	205,038

Stockholders’ Equity
Preferred stock (15,000,000 shares authorized $.01 par value)	—	—
Common stock (25,000,000 shares authorized $.01 par value) 4,586,741 shares issued and outstanding at May 31, 2008, and December 31, 2007, respectively	46	46
Additional paid in capital	40,104	39,926
Retained earnings (deficit)	(11,817)	(6,764)
Accumulated other comprehensive income	54	25

Total stockholders’ equity	28,387	33,233

Total liabilities and stockholders’ equity	$270,053	$238,271

See accompanying notes to consolidated financial statements.

TRANSCOMMUNITY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FIVE MONTHS ENDED MAY 31, 2008 AND THE YEAR ENDED DECEMBER 31, 2007

(dollars in thousands)

	May 31, 2008	December 31, 2007
Interest and Dividend Income
Interest and fees on loans	$6,849	$15,795
Interest on federal funds sold	26	570
Interest and dividends on securities	236	778

Total Interest and Dividend Income	7,111	17,143

Interest expense
Interest on deposits	3,295	6,628
Interest federal funds purchased	23	38
Interest on other borrowed funds	—	10

Total Interest expense	3,318	6,676

Net interest income	3,793	10,467
Provision for loan losses	1,348	1,686

Net interest income after provision for loan losses	2,445	8,781

Noninterest income
Service charges on bank accounts	342	1,110
Fees, commissions including nonbanking activities	72	—
Other Misc	15	—

Total Noninterest income	429	1,110

Noninterest expenses
Salaries and employee benefits	3,708	5,433
Occupancy expenses	318	723
Equipment expenses	295	699
Other	3,908	3,788

Total Noninterest expenses	8,229	10,643

Loss before taxes and other adjustments	(5,355)	(752)
Income tax benefit	1,454	3,325

Net income (loss) from continuing operations	(3,901)	2,573
Net loss from discontinued operations	—	(77)

Net income (loss)	$(3,901)	$2,496

Net (loss) income per share from continuing operations (basic and diluted)	$(0.85)	$0.56

Net (loss) income per share (basic and diluted)	$(0.85)	$0.54

Weighted average number of shares outstanding	4,586,741	4,586,741

See accompanying notes to consolidated financial statement.

TRANSCOMMUNITY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FIVE MONTHS ENDED MAY 31, 2008 AND THE YEAR ENDED DECEMBER 31, 2007

(dollars in thousands)

	Shares of Common Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	4,582	$46	$39,809	$(9,262)	$(40)	$30,553
Net income	—	—	—	2,496	—	2,496
Unrealized gain on securities available for sale, net of taxes of $13	—	—	—	—	65	65

Total comprehensive gain						2,561

Common stock issued	5	—	38	—		38
Deferred compensation expense	—	—	79	—		79
Dissolution of Subsidiary	—	—	—	2		2

Balance, December 31, 2007	4,587	$46	$39,926	$(6,764)	$25	$33,233
Net loss	—	—	—	(3,901)	—	(3,901)
Unrealized gain on securities available for sale, net of taxes of $14	—	—	—	—	29	29

Total comprehensive loss						(3,872)
Stock compensation	—	—	178	—		178
Special dividends paid	—	—	—	(1,152)		(1,152)

Balance, May 31, 2008	4,587	$46	$40,104	$(11,817)	$54	$28,387

See accompanying notes to consolidated financial statement.

TRANSCOMMUNITY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FIVE MONTHS ENDED MAY 31, 2008 AND YEAR ENDED DECEMBER 31, 2007

(dollars in thousands)

	2008	2007
Operating activities:
Net income (loss) from continuing operations	$(3,901)	$2,573
Net loss from discontinued operations	—	(77)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for loan losses	1,348	1,686
Amortization of security premiums and accretion of discounts, net	(13)	(13)
Depreciation	240	557
Stock-based compensation expense	178	79
(Gain) loss on disposition of property	—	(4)
(Increase) decrease in other assets	154	(890)
Increase in interest payable	123	142
Addition to (recognition of) net deferred tax asset	(1,439)	(3,325)
Increase in accrued expenses and other liabilities	2,751	406

Net cash provided by (used in) operating activities	(559)	1,134

Investing activities:
Purchase of securities held to maturity	—	(6,000)
Purchase of securities available for sale	(7,205)	(22,922)
Proceeds from maturities of securities held to maturity	6,400	21,025
Proceeds from maturities of securities available for sale	6,205	26,363
Purchase of Federal Reserve Bank stock	—	(42)
Net increase in loans	(37,358)	(54,976)
Proceeds from sale of premise and equipment	—	6
Purchase of premises and equipment, net	(164)	(2,015)

Net cash used in investing activities	(32,122)	(38,561)

Financing activities:
Net change in federal funds purchased	5,218	(1,517)
Net proceeds from stock options exercised	—	38
Dividends paid	(1,152)	—
Net other borrowings repayments	—	(500)
Net increase (decrease) in noninterest bearing and interest bearing demand deposits	(615)	3,858
Net increase (decrease) in savings deposits	(392)	696
Net increase in time deposits	29,543	34,072

Net cash provided by financing activities	32,602	36,647

Net decrease in cash and cash equivalents	(79)	(780)

Cash and cash equivalents:
Beginning of the period	$4,311	$5,091

End of the period	$4,232	$4,311

Supplemental disclosures of cash flow information:
Interest paid	$3,195	$6,535

See accompanying notes to consolidated financial statements.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

TransCommunity Financial Corporation (“TFC”) was a bank holding company whose principal activity was the formation, ownership and operation of independently-managed community banks. TFC’s first subsidiary, the Bank of Powhatan, N.A. (“Bank of Powhatan”), was organized as a national banking association in 1999, and commenced operations on March 20, 2000. TFC’s second subsidiary, Bank of Goochland, N.A. (“Bank of Goochland”), was organized and incorporated during 2002, and commenced operations on November 25, 2002. On April 19, 2004, TFC established its third independent community bank in the central Virginia area, the Bank of Louisa, N.A. (“Bank of Louisa”), TFC initially established the Bank of Louisa in July 2003 as a branch of Bank of Powhatan. The assets and liabilities of this branch office were transferred to Bank of Louisa contemporaneously with the receipt by that bank of its independent national banking charter in April 2004. On December 11, 2006, TFC commenced the operations of the Bank of Rockbridge, its fourth subsidiary bank (“Bank of Rockbridge” together with Bank of Powhatan, Bank of Goochland, and Bank of Louisa, the “banks”.)

Effective June 30, 2007, the TFC consolidated the charters of its banks to create TransCommunity Bank, N.A. This new bank is subject to regulation by the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation. The bank branches operate under their market names and provide general banking services to individuals, small- and medium-sized businesses and the professional communities of Powhatan, Goochland, Rockbridge, and Louisa Counties of Virginia and surrounding areas. TFC is subject to regulation by the Board of Governors of the Federal Reserve System.

On January 1, 2001, the Bank of Powhatan purchased Main Street Mortgage and Investment Corporation (“Main Street”) which became a wholly-owned subsidiary of the bank. Main Street originated commercial and residential real estate loans for investors throughout the state. However, in November of 2006, the Board of Directors voted to discontinue the operations of Main Street.

On September 5, 2007, TFC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Community Bankers Acquisition Corp. (“CBAC”). Effective at the close of business May 31, 2008, CBAC consummated the merger between the CBAC and TFC pursuant to the terms of the Merger Agreement. In connection with the Merger Agreement, TFC became a wholly-owned subsidiary of CBAC. The material terms of the Merger Agreement and certain financial and other information about CBAC and TFC are contained in the CBAC’s registration statement on Form S-4 (SEC File No. 333-148675) originally filed January 15, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the “TFC Merger Proxy”), TFC’s annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-33355), and TFC’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-33355).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial presentation

The accounting and reporting policies of TFC and its subsidiaries conform to accounting principles generally accepted in the United States of America (US GAAP) and predominant practices within the banking industry. The consolidated financial statements include the accounts of TFC and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, and current loan collateral values.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. Actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

Principles of consolidation

The consolidated financial statements include the accounts of TFC, which is a bank holding company that owns all of the outstanding common stock of its banking subsidiary, Bank of Powhatan, Bank of Goochland, Bank of Louisa, Bank of Rockbridge, and Main Street Mortgage and Investment Corporation, Inc., a wholly-owned subsidiary of Bank of Powhatan. All significant inter-company balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents are defined as the sum of cash on hand, non interest-bearing amounts due from banks and federal funds sold. Generally, federal funds are sold for a one day period.

The Bank is required to maintain average cash balances on hand or with the Federal Reserve Bank. TFC met this requirement and held a reserve balance of $71,000 at May 31, 2008 and December 31, 2007.

Investment securities

TFC accounts for its investment securities in accordance with SFAS No.115, Accounting for Certain Investments in Debt and Equity Securities. Investment securities that TFC has the ability and intent to hold to maturity are classified as held-to-maturity and are stated at cost, adjusted for premium amortization and discount accretion. Securities which are held for indefinite periods of time which management intends to use as part of its

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available-for-sale and are carried at fair market value. Net unrealized gains and losses for such securities, net of income tax effect, are charged/credited directly to accumulated other comprehensive income (loss), a component of shareholders’ equity. Securities transactions are accounted for on a trade date basis. Gains or losses on disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

As of May 31, 2008 and December 31, 2007, TFC did not have any foreign investment securities or securities designated as trading account investments.

SFAS No.133, Accounting for Derivative Instruments and Hedging Activity, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No.133 was amended by SFAS No.138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. TFC’s adoption of SFAS No.133, as amended, did not have a material impact on its financial condition or results of operations. TFC did not have any derivatives at May 31, 2008 or December 31, 2007 or during the periods then ended.

TFC adopted EITF 03-1, The Meaning of Other than Temporary Impairment and Its Application to Certain Investments, as of December 31, 2003. EITF 03-1 includes certain required quantitative and qualitative disclosures for investment securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date, but an other-than-temporary impairment has not been recognized. In November 2005, the FASB issued Staff Position FSP No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. TFC adopted FSP No. FAS 115-1 and FAS 124-1 as of December 31, 2005. The disclosures required under EITF 03-1 and FSP No. FAS 115-1 and FAS 124-1 are included in these consolidated financial statements.

Loans and allowance for loan losses

Loans that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal net of unearned discount, unamortized loan fees and loan origination costs and an allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of principal is unlikely. The allowance for loan losses is maintained at a level that management considers adequate to provide for credit losses inherent in the loan portfolios at the reporting date. The level of the allowance is based on management’s evaluation of risk of loss in the loan portfolios after consideration of prevailing and anticipated economic conditions, including estimates and appraisals, among other items, known or anticipated at each reporting date. On a periodic basis during the year, management makes credit reviews of the loan portfolios designed to identify any changes in the loans since initial booking impacting their quality rating. This review is designed to identify potential changes that may need to be made to the loan loss reserve.

Interest income on loans is credited to operations based upon the principal amount outstanding. The net amounts of origination fees, origination costs and commitment fees are deferred and recognized over the lives of the related loans and leases as adjustments of yield. When management believes there is sufficient doubt as to the ultimate collectability of interest on any loan, the accrual of applicable interest is discontinued. A loan is generally classified as non-accrual when principal and interest have consistently been in default for a period of 90 days or more or because of deterioration in the financial condition of the borrower, and payment in full of principal or interest is not expected. Loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future or are in the process of collection. In all cases, loans are placed on non-accrual or are charged off at an earlier date if collection of principal or interest is considered doubtful.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

TFC follows SFAS No.114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No.118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. This standard requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rates, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful life, whichever is shorter.

TFC follows SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No.144 retained the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. SFAS No.144 also changed the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business.

Transfers of Financial Assets

TFC follows SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125 (“Statement 140”). Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from TFC, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) TFC does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Goodwill and intangible assets

SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations. For purchase acquisitions, TFC is required to record assets acquired, including identifiable intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques. SFAS No. 142, Goodwill and Other Intangible Assets, prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. TFC adopted SFAS 147, Acquisitions of Certain Financial Institutions, on January 1, 2002 and determined that core deposit intangibles will continue to be amortized over the estimated useful life.

Income taxes

TFC accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that expect to be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of accounts resulting in differences

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

between assets and liabilities for financial statement and tax return purposes are the allowance for loan losses, interest income on non-accrual loans, depreciation and amortization, difference between book and tax basis of assets acquired and net operating loss carryforwards. TFC and its subsidiaries file a consolidated federal income tax return.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, TFC adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on TFC’s consolidated financial position.

TFC monitors changes in tax statutes and regulations to determine if significant changes will occur over the next 12 months. No material changes have been projected; however, management believes changes will occur at the expiration of statutes of limitations and accrual of interest. As TFC is not currently under examination, changes from settlements can not be projected. If this position would change it is unlikely to have a material impact on income tax expense during the next 12 months.

Deferred tax asset

TFC has a deferred tax asset of approximately $4.8 million and $3.3 million as of May 31, 2008 and December 31, 2007, respectively. Prior period net operating losses of approximately $2.5 million are a significant portion of the asset. Management has assessed TFC’s ability to recognize these losses and has concluded that it is more likely than not that TFC will be able to fully utilize them within the statutory allowed timeframe therefore, a valuation allowance was not deemed necessary. This assessment considered factors such as budgeted earnings for 2008 and beyond and the cost savings under the consolidation of the subsidiary banks in 2007.

Other real estate owned

Other real estate owned is recorded at lower of cost or market value less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, holding costs and gains, and losses on subsequent sale are included in the consolidated statements of operations. TFC had other real estate owned of approximately $180,000 as of May 31, 2008 and December 31, 2007.

Marketing costs

TFC expenses marketing costs as incurred. Marketing expenses for the five months ended May 31, 2008 and the year ended December 31, 2007 were approximately $37,000 and $219,000 respectively.

Earnings per share

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if stock options or other contracts to issue common stock were exercised and converted into common stock. Stock options for 234,050 and 275,175 shares of common stock were not considered in computing diluted earnings per share for May 31, 2008 and December 31, 2007, respectively, because they were anti-dilutive. Shares were anti-dilutive since the exercise price exceeded the current market price.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” that addresses the accounting for share-based payment transactions in which an enterprise exchanges its equity instruments for goods and services. The Statement eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R required implementation by the beginning of the first fiscal year that begins after June 15, 2005. On January 1, 2006, TFC implemented SFAS No. 123R using the modified prospective transition method. See Note 11 for more information about TFC’s stock-based compensation programs.

Comprehensive income (loss)

TFC follows the disclosure provisions of SFAS No.130, Reporting Comprehensive Income. SFAS No. 130 requires the reporting of comprehensive income which includes net income (loss) as well as certain other items that result in a change to shareholders’ equity during the period.

New Accounting Pronouncements

In September 2006, the FASB released SFAS No. 157, Fair Value Measurement, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007. However, in February 2008, the FASB decided to defer the effective date for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a non-recurring basis. The provisions of the Statement will generally be applied on a prospective basis as of the effective date. For certain securities and financial instruments, the provisions are to be applied retrospectively as a cumulative effect adjustment to the opening balance of retained earnings. TFC does not have any instruments for which retrospective application is required. TFC does not expect implementation of any changes required by SFAS 157 to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption was permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157 Fair Value Measurement. TFC adopted SFAS 159 effective January 1, 2008, and has elected not to measure any of its current eligible financial assets or liabilities at fair value upon adoption, but may elect to do so with future eligible financial assets or liabilities.

In December 2007, the FASB issued SFAS 141(R), Business Combinations, which is a revision of SFAS 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and discloses information to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively. TFC is evaluating the potential result SFAS 141(R) will have on it consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be clearly reported as equity in the consolidated financial statements. Additionally,

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

SFAS 160 requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest are to be clearly identified and presented on the face of the consolidated statement of income. The provisions of this Statement are effective for fiscal years beginning on or after December 15, 2008, and earlier application is prohibited. SFAS will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. As a result, this Statement does not apply to TFC.

NOTE 2 INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities are as follows (dollars in thousands):

As of May 31, 2008

Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
US Treasury issue and other US Government agencies	$11,204	$92	$(11)	$11,285

As of December 31, 2007
Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
US Treasury issue and other US Government agencies	$10,205	$48	$(10)	$10,243

Securities Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
US Treasury issue and other US Government agencies	$6,400	$—	$(7)	$6,393

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

At May 31, 2008 and December 31, 2007, gross unrealized losses totaled approximately $11,000 and $17,000, respectively. Securities in an unrealized loss position were as follows (dollars in thousands):

As of May 31, 2008

	Less than 12 months		12 months or More		Total
Securities Available for Sale	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Treasury issue and other US Government agencies	$5,204	$(11)	$—	$—	$5,204	$(11)

As of December 31, 2007

	Less than 12 months		12 months or More		Total
Securities Available for Sale	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Treasury issue and other US Government agencies	$4,194	$(10)	$—	$—	$4,194	$(10)

	Less than 12 months		12 months or More		Total
Securities Held to Maturity	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Treasury issue and other US Government agencies	$2,893	$(7)	$—	$—	$2,893	$(7)

The 2008 unrealized loss is the aggregate of two U.S. Agency notes. The 2007 unrealized loss is the aggregate of eight U.S. Agency notes. The unrealized loss positions in both years were primarily related to interest rate movements as there is minimal credit risk exposure in these investments. All securities are investment grade or better. No impairment loss has been recognized on these securities due to management having both the intent and the ability to hold these securities until maturity or call dates.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of TFC to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortized cost, fair value, and weighted average yield of investment securities at May 31, 2008, by contractual maturity, are shown in the following schedule (dollars in thousands).

	Amortized Cost	Fair Value	Weighted Average Yield
Due in one year or less	$2,000	$2,011	4.915%
Due after one year through five years	9,204	9,274	4.020%

	$11,204	$11,285	4.180%

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The carrying amount (which approximates fair value) of securities pledged to secure public deposits amounted to $8.8 million and $12.2 million at May 31, 2008 and December 31, 2007, respectively.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

The Bank is required to hold stock in the Federal Reserve Bank. The investment in Federal Reserve Bank stock is recorded at cost of approximately $873,000 as of May 31, 2008 and December 31, 2007. TFC also held stock in Virginia Bankers Association Title Insurance Company amounting to approximately $65,000 as of May 31, 2008 and December 31, 2007. These stock components are classified as “Other Assets” in the Consolidated Balance Sheet.

There were no securities sold during the periods reported.

NOTE 3 LOANS

Loans receivable outstanding, by type, at May 31, 2008 and December 31, 2007 are summarized as follows (dollars in thousands):

	May 31, 2008	December 31, 2007
Mortgage Loans on Real Estate
Residential 1-4 Family	$35,697	$38,849
Commercial	47,792	62,026
Construction	94,608	41,201
Multifamily	2,605	2,111
Agriculture	1,431	1,450

Total Real Estate Loans	182,133	145,637
Commercial loans	44,339	49,683
Consumer and installment loans	15,552	10,413
All other loans	338	35

Gross Loans	242,362	205,768
Less: unearned income	(482)	(288)

Loans, net of unearned income	$241,880	$205,480

The following is a summary of information pertaining to impaired and non-accrual loans (dollars in thousands):

	May 31, 2008	December 31, 2007
Impaired loans without a valuation allowance	$381	$379
Impaired loans with a valuation allowance	2,927	1,576

Total Impaired Loans	$3,308	$1,955

Valuation allowance related to impaired loans	$549	$484

Total Non-Accrual Loans	$3,734	$1,955

Total loans 90 days past due and still accruing	$—	$—

	5 Months Ended May 31, 2008	Year Ended December 31, 2007
Average balance of impaired loans	$2,632	$1,952

Interest income recognized on impaired loans	$46	$87

Interest income recognized on a cash basis on impaired loans	$47	$87

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

The Bank had approximately $4.0 million in nonperforming assets at May 31, 2008. These nonperforming assets consisted of 34 non-accrual loans and 2 OREO properties. Interest forfeited on non-accrual loans for the five months ended May 31, 2008 was approximately $41,000.

At May 31, 2008, TFC’s allowance for credit losses is comprised of the following: (i) any specific valuation allowances calculated in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), (ii) general valuation allowances calculated in accordance with SFAS 5 based on economic conditions and other qualitative risk factors, and (iii) historical valuation allowances calculated using historical loan loss experience. Management identified loans subject to impairment in accordance with SFAS 114.

A summary of the changes in the allowance for the loan losses is shown in the following schedule (dollars in thousands):

	5 Months Ended May 31, 2008	Year Ended December 31, 2007
Balance, beginning of period	$3,036	$2,065
Loans charged off:
Commercial	(836)	(205)
Real Estate	(122)	(443)
Other	—	(69)

Total loans charged off	(958)	(717)

Recoveries:
Real Estate	—	2

Total recoveries	—	2

Net charge offs	(958)	(715)
Provision for loan losses	1,348	1,686

Balance, end of period	$3,426	$3,036

TFC has entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans to such related parties at December 31, 2007 was approximately $525,000. This balance had not materially changed at May 31, 2008.

NOTE 4 PREMISES AND EQUIPMENT

Premises and equipment at May 31, 2008 and December 31, 2007 is summarized as follows:

	May 31, 2008	December 31, 2007
Land	$1,906	$1,818
Land improvements and buildings	5,918	4,631
Leasehold improvements	58	58
Furniture and Equipment	3,055	2,927
Construction in progress	37	1,405

Total	10,974	10,839
Less: Accumulated Depreciation and Amortization	(2,845)	(2,634)

Bank premises and equipment, net	$8,129	$8,205

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

The depreciation expense on premises and equipment for the five months ended May 31, 2008 and the year ended December 31, 2007 was approximately $240,000 and $557,000, respectively.

Construction in progress at December 31, 2007 consisted primarily of construction for the Bank of Goochland branch that relocated to 1949 Sandy Hook Road, Goochland, VA from its prior leased facility effective January 22, 2008. At the time the branch was occupied, the balance in construction in progress was reclassified into Land Improvements and Building.

NOTE 5 DEPOSITS

Deposits, by product type, at May 31, 2008 and December 31, 2007 were as follows (dollars in thousands):

	May 31, 2008	December 31, 2007
NOW	$15,575	$21,186
MMDA	20,291	20,586
Savings	9,782	10,174
Time deposits less than $100,000	81,338	74,097
Time deposits greater than $100,000	79,471	57,169

Total interest-bearing deposits	$206,457	$183,212

Total non-interest bearing	$25,677	$20,386

Total Deposits	$232,134	$203,598

The following table provides the average balance and average rate paid for interest bearing deposits, by product type (dollars thousands):

	Five Months Ended May 31, 2008		Year Ended December 31, 2007
	Average Balance	Average Rate	Average Balance	Average Rate
NOW	$19,688	1.28%	$20,228	1.42%
MMDA	19,638	2.85%	16,981	2.58%
Savings	9,980	1.38%	10,097	1.54%
Time deposits less than $100,000	77,990	4.83%	63,639	4.98%
Time deposits greater than $100,000	64,635	4.94%	50,072	5.16%

Total interest-bearing deposits	$191,931	4.12%	$161,017	4.12%

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

As of May 31, 2008, the time remaining until maturity of time deposits $100,000 and greater is as follows (dollars in thousands):

	CD’s	Other	Total
Within 3 months	$17,871	$1,128	$18,999
3 - 6 months	7,580	935	8,515
6 - 12 months	21,366	481	21,847
Over 12 months	26,750	3,360	30,110

	$73,567	$5,904	$79,471

NOTE 6 BORROWINGS

TFC uses borrowings in conjunction with deposits to fund lending and investing activities. At May 31, 2008, there were no long-term borrowings. Short-term funding includes overnight borrowings from correspondent banks. The following information is provided for short term borrowings balances, rates, and maturities (dollars in thousands):

	May 31, 2008	December 31, 2007
Fed Funds Purchased	$5,218	$—

Maximum month end outstanding balance	$7,400	$1,952
Average outstanding balance during the period	$2,171	$645
Average interest rate during the period	2.56%	5.90%
Average interest rate at end of period	2.34%	N/A

NOTE 7 DIVIDENDS

A principal source of funds for TFC in future years is anticipated to be dividends paid by the bank. Dividends paid by the bank are limited by banking regulations. Approval of the Comptroller of the Currency is required if the dividends declared by a national bank, in any year, exceed the sum of (1) net income for the current year and (2) income, net of dividends, for the preceding two years.

In January of 2007, the Bank of Powhatan and the Bank of Goochland each paid TFC a $300,000 dividend out of their respective retained earnings.

On May 30, 2008, TFC paid a one-time special dividend of $0.25 per share of TFC’s common stock to shareholders of record as of May 8, 2008. The payment of the special dividend was authorized by TFC’s board of directors on April 28, 2008, and was contingent on the satisfaction of all of the conditions to the closing of the Merger with CBAC.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 8 INCOME TAXES

The components of the deferred tax assets and liabilities at May 31, 2008 and December 31, 2007 are as follows (dollars in thousands):

	May 31 2008	December 31 2007
Deferred tax assets
Allowance for loan loss	$1,003	$952
Stock compensation award	70	119
Deferred compensation	434	—
Goodwill	65	65
Net operating loss carryforwards	3,307	2,397
Alternative minimum tax credit	18	21
Other	30	37

Total deferred tax assets	4,927	3,591

Deferred tax liabilities:
Unrealized loss on investment securities	28	13
Depreciation	148	173
Other	—	93

Total deferred tax liabilities	176	279

Net deferred tax asset	$4,751	$3,312

Allocation of income tax benefit between current and deferred portions is as follows (dollars in thousands):

	May 31, 2008	December 31, 2007
Current (benefit) expense	$—	$1
Deferred benefit	(1,454)	(3,326)

Net income tax benefit	$(1,454)	$(3,325)

During 2008, management concluded that it is more likely than not that TFC will be able to fully utilize its net operating losses within the statutory allowed timeframe therefore, a valuation allowance was not deemed necessary.

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates for the periods ended May 31, 2008 and the year ended December 31, 2007 (dollars in thousands):

	May 31, 2008	December 31, 2007
Income tax expense (benefit) at the applicable federal tax rate	$(1,820)	$(256)
Change in valuation allowance for deferred taxes	—	(3,387)
True up of deferred tax asset	—	251
Nondeductible expense / transaction costs	322	(18)
Other	44	85

Income tax benefit	$(1,454)	$(3,325)

TFC had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 9 CONCENTRATION OF CREDIT RISK

Most of the loans are made to customers in the banks’ trade areas. Accordingly, the ultimate collectability of the banks’ loan portfolio is susceptible to changes in local economic conditions. The types of loans made are described in Note 3. Collateral required is determined on an individual basis depending on the nature of the loan and the financial condition of the borrower. TFC has a concentration of loans secured by real estate. At May 31, 2008 and December 31, 2007, real estate loans represented 75.2% and 70.8% of the loans in the consolidated portfolio, respectively. Real estate lending by the banks generally consists of commercial real estate loans, construction and development loans, and residential and home equity loans.

TFC maintains deposits at other high credit quality commercial banks that may, at times, exceed federally insured limits.

NOTE 10 SELECTED FINANCIAL DATA FOR DISCONTINUED OPERATIONS

On January 1, 2001, the Bank of Powhatan purchased Main Street Mortgage and Investment Corporation (“Main Street”) which became a wholly-owned subsidiary of the bank. Main Street originated commercial and residential real estate loans for investors throughout the state. In November of 2006, the Board of Directors voted to discontinue the operations of Main Street.

The following provides details of the loss from discontinued operations for Main Street for the year ended December 31, 2007 (dollars in thousands).

Noninterest Income	$2
Occupancy expenses	(45)
Equipment costs	(4)
Other operating expenses	(30)

Loss from discontinued operations	$(77)

NOTE 11 STOCK-BASED COMPENSATION

2001 Stock Option Plan

Under TFC’s Stock Option Plan (the “Plan”), TFC may grant options to its directors, officers and employees for up to 330,000 of common stock. Annual grants of stock options are limited to 10,000 shares for each employee and 7,500 shares for each director. Both incentive stock options and non-qualified stock options may be granted under the plan. Effective January 1, 2006, TFC adopted SFAS No. 123(R), Share-Based Payment, which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued.

The Plan was adopted by the Board of Directors of the Bank of Powhatan on May 8, 2001. This Plan was adopted by TFC effective August 15, 2001 in connection with the Reorganization whereby the Bank of Powhatan became a subsidiary of TFC. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of TFC and its subsidiaries by providing incentives to employees and directors that will promote the alignment of their personal financial interest with the long-term financial success of TFC, its subsidiaries and with growth in shareholder value. The exercise price may not be less than 100% of the fair market value of the shares on the grant date. Unless the Stock Option Committee determines otherwise, one-third of a grant becomes vested and exercisable on each of the first three anniversaries of the initial grant date. Each grant becomes fully vested and exercisable in the event of a change in control of TFC. All options are subject to exercise or forfeiture if TFC’s capital falls below its minimum requirements as determined by its primary regulator, and TFC’s primary regulator so directs. The Plan will expire on May 7, 2011, unless terminated sooner by the Board of Directors.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

The fair value of each option granted is estimated on the date of grant using the “Black Scholes Option Pricing” method with the following assumptions for the five months ended May 31, 2008 and the year ended December 31, 2007.

Expected volatility	20.0%
Expected dividend	—
Expected term (years)	10.00
Risk free rate	4.04%

The expected volatility is based on historical volatility of comparable peer banks. The risk free interest rates for periods within the contractual life of the awards are based on the U. S. Treasury yield curve at the time of the grant. The expected life is based on the historical exercise experience. The dividend yield assumption is based on TFC’s history and expectation of dividend payouts.

A summary of the options outstanding at May 31, 2008 and December 31, 2007 is shown in the following table:

	2008		2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	275,175	$9.74	246,725	$9.95
Granted	—	—	56,000	8.53
Forfeited	(41,125)	10.00	(8,000)	8.50
Exercised	—	—	(5,000)	7.65
Expired	—	—	(14,550)	9.47

Outstanding at end of the period	234,050	$9.70	275,175	$9.74

Options exercisable at end of period	234,050	$9.70	233,175	$9.97

Weighted-average fair value per option of options granted during the year	N/A		$1.84

Weighted-average remaining contracted life for outstanding and exercisable shares at May 31, 2008 and December 31, 2007.	55 months		52 months

There was no total intrinsic value of the options outstanding and exercisable as of May 31, 2008 and December 31, 2007. As of December 31, 2007, the unrecognized compensation expense related to nonvested options was $45,000. Total cash received from exercised options during for the five months ended May 31, 2008, and the year ended December 31,2007, was $0 and $38,000, respectively.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

The following table summarizes nonvested options outstanding at May 31, 2008 and December 31, 2007:

	2008		2007
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1	42,000	$1.30	5,367	$1.30
Granted	—	—	56,000	1.84
Less: Vested	42,000	1.30	11,367	1.30
Forfeited	—	—	8,000	1.76

Nonvested at May 31, 2008 and December 31, 2007	—	$—	42,000	$1.76

2007 Equity Compensation Plan

On May 29, 2007, the shareholders of TFC approved the TransCommunity Financial Corporation 2007 Equity Compensation Plan (the “2007 Plan”). The 2007 Plan authorizes the Compensation Committee of TFC’s Board of Directors to grant one or more of the following awards to directors, officers, key employees, consultants and advisors to TFC and its subsidiary who are designated by the Compensation Committee: options, stock appreciation rights, stock awards, performance share awards, incentive awards, and stock units. The Compensation Committee will administer the 2007 Plan.

TFC is authorized to issue under the 2007 Plan up to 250,000 shares of its common stock. Generally, if an award is forfeited, expires or terminates, the shares allocated to that award under the 2007 Plan may be reallocated to new awards under the 2007 Plan. Shares surrendered pursuant to the exercise of a stock option or other award or in satisfaction of tax withholding requirements under the 2007 Plan may also be reallocated to other awards. The 2007 Plan provides that if there is a stock split, stock dividend or other event that affects TFC’s capitalization, appropriate adjustments will be made in the number of shares that may be issued under the 2007 Plan and in the number of shares and price of all outstanding grants and awards made before such event.

The 2007 Plan also provides that no award may be granted more than 10 years after the earlier of the date that it is approved by TFC’s shareholders or the date it is adopted by TFC’s Board of Directors, which was February 28, 2007.

The Board of Directors may amend or terminate the 2007 Plan at any time, provided that no such amendment will be made without shareholder approval if (i) the amendment would increase the aggregate number of shares of Common Stock that may be issued under the 2007 Plan (other than as permitted under the 2007 Plan), (ii) the amendment changes the class of individuals eligible to become participants or (iii) such approval is required under any applicable law, rule or regulation.

On July 25, 2007, agreements with market presidents and corporate senior officers were executed for restricted stock awards totaling 22,375 shares of common stock at a per share price of $7.75 under the 2007 Equity Compensation Plan. The agreements grant fifty percent of the restricted stock on a three year vesting schedule as follows:

Date	Percentage
March 1, 2008	20%
March 1, 2009	20%
March 1, 2010	60%

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

The remaining one-half of the restricted stock would have been issued March 1, 2010 if corporate pre-tax income for 2009 equals or exceeds $3.0 million. Compensation costs associated with service-based awards were recognized over the period of the service term. Compensation costs associated with the performance-based awards would have been recognized once it is probable that the performance target is achievable. TFC will record costs related to the performance-based awards, and none of the performance award was accrued through December 31, 2007.

Stock-based compensation expense of approximately $178,000 and $79,000 was recorded for the five months ended May 31, 2008 and the year ended December 31, 2007, respectively.

Pursuant to the terms of the 2001 Stock Option Plan and the 2007 Equity Compensation Plan, all options and awards were fully vested upon the change of control which occurred on May 31, 2008.

NOTE 12 REGULATORY MATTERS

TFC is subject to various regulatory capital requirements administered by the federal banking agencies. If TFC, or its subsidiary bank, fails to meet minimum capital requirements, its primary regulators can initiate certain mandatory and discretionary actions. If such actions are undertaken, they could have a direct material effect on TFC’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TFC’s subsidiary bank must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures are established by bank regulations to ensure capital adequacy. The Bank is required to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). At May 31, 2008 and December 31, 2007, management believes that TFC met all capital adequacy requirements to which they are subject.

TFC assesses its compliance with regulatory capital requirements on quarterly basis. The actual and required capital amounts and ratios as of March 31, 2008 (the last quarter for which the calculation was made) and December 31, 2007 were as follows:

	March 31 2008	December 31 2007
	(in thousands)
Tier 1 Leverage Capital Ratio
Amount	32,737	29,896
Actual Ratio	13.36%	13.61%
Minimum Capital Requirement	4.00%	4.00%

Tier 1 Risk-Based Capital Ratio
Amount	32,737	29,896
Actual Ratio	13.64%	13.95%
Minimum Capital Requirement	4.00%	4.00%

Total Risk-Based Capital Ratio
Amount	35,736	32,574
Actual Ratio	14.89%	15.20%
Minimum Capital Requirement	8.00%	8.00%

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS 107), Disclosures About the Fair Value of Financial Statements, defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of TFC’s financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between TFC and other financial institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

TFC has determined estimated fair values using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodology used, the estimated fair values, and the recorded carrying value of financial instruments at May 31, 2008 and December 31, 2007 are as follows (dollars in thousands):

	May 31, 2008		December 31, 2007
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial assets:
Cash and due from banks	$4,232	$4,232	$2,204	$2,204
Federal funds sold	—	—	2,107	2,107
Investment securities	11,285	11,285	16,636	16,643
Loans, net	239,877	238,454	200,902	202,444
Accrued interest receivable	1,427	1,427	1,357	1,357

Financial liabilities:
Demand deposits:
Noninterest bearing	$25,677	$25,677	$20,390	$20,390
Interest bearing	41,772	35,866	41,768	41,768
Savings deposits	10,174	9,782	10,174	10,174
Time deposits	162,763	160,809	131,739	131,266
Federal funds purchased	5,218	5,218	—	—
Accrued interest payable	805	805	682	682

The estimated fair values of cash and due from banks and federal funds sold are the stated values. The estimated fair values of investment securities are based on quoted market prices if available or on the quoted market prices of comparable instruments if quoted market prices are not available. The gross loan portfolio and time deposits are valued using a present value discounted cash flow method where market prices are not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. All other financial instruments have fair values that approximate the carrying value.

The fair value of commitments to extend credit and standby letters of credit are considered immaterial.

SFAS 157 is an extension of SFAS 107 and further defines the fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

Expanded disclosures required by SFAS 157 include the establishment of three input levels in considering how fair value is applied.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. In TFC’s banking environment, an example may be the difference between interest rates in effect at the contractual date as compared with those for similar financial assets and liabilities that are in effect at the measurement date, or TFC’s year end.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs shall reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs shall be developed based on the best information available in the circumstances, which might include the reporting entity’s own data.

Assets and Liabilities recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis (dollars in thousands):

May 31, 2008	Total	Level 1	Level 2	Level 3
Investment securities available for sale
U.S. Treasury issue and U.S. Government Agencies	$11,285	$—	$11,285	$—

Total assets at fair value	$11,285	$—	$11,285	$—

Total liabilities at fair value	$—	$—	$—	$—

TFC had no level 1 or level 3 assets or other liabilities measured at fair value on a recurring basis at May 31, 2008.

Assets and Liabilities measured at Fair Value on a Nonrecurring Basis

TFC may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. Generally Accepted Accounting Principals. These include assets which are measured at the lower of cost or market that were recognized at fair value fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis (dollars in thousands):

May 31, 2008	Total	Level 1	Level 2	Level 3
Financial assets:
Loans – impaired, net	$2,927	$—	$2,927	$—
Other real estate owned (OREO)	187	—	187	—

Total assets at fair value	$3,114	$—	$3,114	$—

Total liabilities at fair value	$—	$—	$—	$—

TFC had no level 1 or level 3 assets or other liabilities measured at fair value on a nonrecurring basis at May 31, 2008.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 14 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amounts represent credit risk were as follows (dollars in thousands):

	May 31 2008	December 31 2007
Commitments to extend credit	$50, 521	$46,860
Standby letters of credit	$4,288	$3,615

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 15 COMMITMENTS AND CONTINGENT LIABILITIES

TFC leases banking facilities and other office space under operating leases that expire at various dates through 2014 and that contain certain renewal options. Pursuant to the terms of non-cancelable lease agreements in effect at May 31, 2008, pertaining to premises, future minimum rent commitments under various operating leases are as follows:

(dollars in thousands)
2008	$247
2009	434
2010	402
2011	292
2012	273
Thereafter	596

$2,244

NOTE 16 OTHER OPERATING EXPENSES

	Five Months Ended May 31, 2008	Year Ended December 31, 2007
	(dollars in thousands)
Merger and acquisition costs	$1,029	$—
Data processing fees	1,917	843
Legal and accounting fees	260	788
Consulting fees	—	557
OCC and FDIC assessment	95	163
Directors fees	73	114
Supplies	139	368
Franchise taxes	81	161
Marketing	37	219
Other	277	575

Total	$3,908	$3,788

The 2008 merger and acquisition costs were incurred as a result of the merger with CBAC, and include costs for legal, investment banking and other professional services associated with the merger transaction. Approximately $1.7 million of the 2008 Data Processing expenses include the discontinuation of a contract with TFC’s external data processing provider.

NOTE 17 DEFINED CONTRIBUTION PENSION PLAN

TFC has a defined contribution pension plan in the form of a 401(k) plan (the “401(k) Plan”) covering substantially all of its employees. Under the 401(k) Plan, employees can contribute pretax salary dollars subject to Internal Revenue Service ceilings. TFC matches up to 4% of salaries contributed by their employees and additionally contributes 5% of compensation regardless of what the employee contributes. Total expenses for the 401(k) Plan for the five months ended May 31, 2008 and the year ended December 31, 2007 were approximately $154,000 and $337,000, respectively.

NOTE 18 PARENT ONLY FINANCIAL STATEMENTS

TransCommunity Financial Corporation conducts no other business other than owning the stock of TransCommunity Bank. Accordingly, the only significant asset of the Holding Company is its investment in the Bank and there are no liabilities.

TRANSCOMMUNITY FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

NOTE 19 SUBSEQUENT EVENTS

At the close of business on May 31, 2008, TFC merged with CBAC. The financial statements have been adjusted for all material subsequent events that have occurred since that day, as well as, additional information related to events that existed at that date.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[OPINION LETTER OF ELLIOTT DAVIS, LLC

TO BE INCLUDED IN FINAL VERSION]

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

May 31, 2008 and December 31, 2007

(dollars in thousands)

	May 31, 2008	December 31, 2007
Assets
Cash and due from banks	$5,784	$4,100
Securities available for sale, at fair value	54,019	52,543
Securities held to maturity (fair value approximates $3,015 and $3,010 at May 31, 2008 and December 31, 2007, respectively)	3,000	3,000
Equity securities, restricted, at cost	1,879	1,761
Loans held for sale	706	497
Loans, net of allowance for loan losses of $2,729 in 2008 and $2,595 in 2007	230,624	218,954
Bank premises and equipment, net	10,811	10,663
Accrued interest receivable	1,624	1,514
Intangible assets, net	346	398
Other assets	9,010	9,001

Total assets	$317,803	$302,431

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Noninterest-bearing	$27,113	$26,220
Interest-bearing	229,269	218,373

Total deposits	$256,382	$244,593
Federal funds purchased	5,117	3,152
Federal Home Loan Bank advances	17,900	17,000
Trust preferred capital notes	4,124	4,124
Accrued interest payable	850	1,007
Other liabilities	3,749	2,445

Total liabilities	$288,122	$272,321

Commitments and Contingent Liabilities
Stockholders’ Equity
Preferred stock, $5 par value, authorized 100,000 shares; no shares issued and outstanding	$—	$—
Common stock, $5 par value, authorized 10,000,000 shares; issued and outstanding 1,214,673 and 1,212,294 shares	6,073	6,062
Additional paid-in capital	5,622	5,577
Retained earnings	17,950	18,872
Accumulated other comprehensive income (loss), net	36	(401)

Total stockholders’ equity	$29,681	$30,110

Total liabilities and stockholders’ equity	$317,803	$302,431

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

Five Months Ended May 31, 2008 and Year Ended December 31, 2007

(dollars in thousands)

	May 31 2008	December 31 2007
Interest and Dividend Income
Interest and fees on loans	$6,737	$16,202
Interest on federal funds sold	18	73
Interest and dividends on securities:
Taxable	465	1,085
Non Taxable	555	1,334
Total interest and dividend income	$7,775	$18,694
Interest Expense
Interest on deposits	$3,266	$7,586
Interest on borrowings	479	1,109
Total interest expense	$3,745	$8,695
Net interest income	$4,030	$9,999
Provision for Loan Losses	200	6
Net interest income after provision for loan losses	$3,830	$9,993
Noninterest Income
Service charge income	$464	$1,110
Other	390	848
Total noninterest income	$854	$1,958
Noninterest Expenses
Salaries and benefits	$2,493	$4,777
Occupancy expenses	216	517
Equipment expenses	286	514
Data processing	394	608
Professional Fees	631	—
Amortization of intangibles	52	126
Other operating expenses	810	2,221

Total noninterest expenses	$4,882	$8,763

Net income (loss) before income taxes	$(198)	$3,188

Income tax benefit (expense)	$10	$(580)
Net income (loss)	$(188)	$2,608

Earnings per share, basic	$(0.15)	$2.16

Earnings per share, diluted	$(0.15)	$2.15

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Five Months Ended May 31, 2008 and Year Ended December 31, 2007

(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2006	$6,041	$5,477	$17,256	$(727)		$28,047
Comprehensive income:
Net income – 2007	—	—	2,608	—	$2,608	2,608
Other comprehensive income, net of tax:
Unrealized gain on securities available for sale, net of deferred taxes of $68	—	—	—	—	132	—
Add reclassification adjustment, net of taxes of $ 13	—	—	—	—	24	—
Minimum pension liability adjustment, net of deferred taxes of $88	—	—	—	—	170	—

Total Other comprehensive income, net of tax	—	—	—	326	$326	326

Total comprehensive income	—	—	—	—	$2,934	—

Cash dividends, $0.82 per share	—	—	(992)	—		(992)
Issuance of common stock under dividend reinvestment plan	19	92	—	—		111
Exercise of stock options	2	8	—	—		10

Balance, December 31, 2007	$6,062	$5,577	$18,872	$(401)		$30,110

continued

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(Continued)

Five Months Ended May 31, 2008 and Year Ended December 31, 2007

(dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2007 (brought forward)	$6,062	$5,577	$18,872	$(401)		$30,110
Comprehensive income:
Net loss – Five months ended May 31, 2008	—	—	(188)	—	$(188)	(188)
Other comprehensive income, net of tax:
Unrealized gain on securities available for sale, net of deferred taxes of $214	—	—	—	—	417	—
Add reclassification adjustment					(3)
Minimum pension liability adjustment, net of deferred taxes of $15	—	—	—	—	23	—

Total Other comprehensive income, net of tax	—	—	—	437	$437	437

Total comprehensive income	—	—	—	—	$249	—

Effect of changing pension plan measurement date			(62)			(62)
Cumulative effect of change in accounting principal			(137)			(137)
Cash dividends, $0.44 per share	—	—	(535)	—		(535)
Issuance of common stock under dividend reinvestment plan and exercise of stock options	11	45	—	—		56

Balance, May 31, 2008	$6,073	$5,622	$17,950	$36		$29,681

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Five Months Ended May 31, 2008 and Year Ended December 31, 2007

(dollars in thousands)

	May 31, 2008	December 31, 2007
Cash Flows from Operating Activities
Net (loss) income	$(188)	$2,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and intangible amortization	335	676
Net increase in loans available for sale	(119)	(459)
Provision for loan losses	200	6
(Gains) losses on sale of securities	(6)	37
Losses on disposal of premises and equipment	92	5
Gains on sale of loans	(90)	(37)
Deferred income tax (benefit)	(196)	(173)
Amortization of security premiums and accretion of discounts	36	125
Increase in accrued interest receivable and other assets	(73)	(636)
Increase in accrued expenses and other liabilities	897	574

Net cash provided by operating activities	$888	$2,726

Cash Flows from Investing Activities
Proceeds from sales, principal repayments, calls and maturities of securities available for sale	$2,364	$21,638
Purchase of restricted equity securities	(118)	(208)
Purchase of securities available for sale	(3,232)	(18,143)
Net (increase) in loans to customers	(11,870)	(24,469)
Purchase of bank-owned life insurance	—	—
Purchases of premises and equipment	(523)	(765)
Proceeds from disposal of premises and equipment	—	—

Net cash used in investing activities	$(13,379)	$(21,947)

Cash Flows from Financing Activities
Net increase in deposits	$11,789	$13,728
Increase (decrease) in federal funds purchased	1,965	(55)
Increase in Federal Home Loan Bank advances	900	5,000
Dividends paid	(535)	(992)
Net proceeds from issuance of common stock	56	120

Net cash provided by financing activities	$14,175	$17,801

Net increase (decrease) in cash and cash equivalents	$1,684	$(1,420)
Cash and Cash Equivalents
Beginning of year	4,100	5,520

End of year	$5,784	$4,100

Supplemental Disclosure of Cash Flow Information
Cash paid during year:
Interest	$3,902	$8,539

Income taxes	$127	$900

Noncash Investing and Financing Activities
Unrealized gain (loss) on securities available for sale	$631	$237
Pension liability adjustment	$252	$258

See Notes to Consolidated Financial Statements.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

BOE Financial Services of Virginia, Inc. (“BOE”) is a bank holding company, which owns all of the stock of the Bank and BOE Statutory Trust I (the Trust), its sole subsidiaries. The Bank provides commercial, residential and consumer loans, and a variety of deposit products to its customers in the Northern Neck and Richmond regions of Virginia.

Essex Services, Inc. is a wholly-owned subsidiary of the Bank and was formed to sell title insurance to the Bank’s mortgage loan customers. Essex Services, Inc. also offers insurance and investment products through affiliations with two limited liability companies.

On December 14, 2007, BOE entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Community Bankers Acquisition Corp. (“CBAC”). Effective at the close of business May 31, 2008, CBAC consummated the merger between the CBAC and BOE pursuant to the terms of the Merger Agreement. In connection with the Merger Agreement, the Bank, a wholly-owned subsidiary of BOE, became a wholly-owned subsidiary of CBAC. The material terms of the Merger Agreement and certain financial and other information about CBAC and BOE are contained in BOE’s registration statement on Form S-4 (SEC File No. 333-149384) originally filed February 26, 2008, as amended, the definitive joint proxy statement/prospectus thereto, filed March 31, 2008 (hereinafter referred to as the “BOE Merger Proxy”), BOE’s annual report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008 (SEC File No. 000-31711), and BOE’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008 (SEC File No. 000-31711).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BOE Financial Services of Virginia, Inc. and its wholly-owned subsidiary, Bank of Essex. All material intercompany balances and transactions have been eliminated in consolidation. FASB Interpretation No. 46(R) requires that BOE no longer eliminate through consolidation the equity investment in BOE Statutory Trust I, which approximated $124,000 at May 31, 2008 and December 31, 2007. The subordinated debt of the Trust is reflected as a liability of BOE.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of BOE to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

BOE is required to maintain an investment in the capital stock of certain correspondent banks. BOE’s investment in these securities is recorded at cost.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Bank’s market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are sold with the mortgage servicing rights released by BOE.

BOE enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. BOE protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby BOE commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, BOE is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, the gain or loss that occurs on the rate lock commitments is immaterial.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation of bank premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 5 to 20 years for equipment, furniture and fixtures.

Costs of maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the determination of income.

Intangibles

Intangible assets consist of core deposit premiums from a branch acquisition. Intangible assets are being amortized on a straight-line basis over 15 years.

Other Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at the lower of the loan balance or the fair value at the date of foreclosure net of estimated disposal costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. BOE had no other real estate at May 31, 2008 and December 31, 2007.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

BOE has a deferred tax asset of approximately $1.0 million and $903,000 as of May 31, 2008 and December 31, 2007, respectively. The tax effects of temporary differences that give rise to significant portions of the deferred tax asset include Loan Loss Allowances, Deferred Compensation, and Accrued Pension expenses. These are offset by deferred tax liabilities of which Depreciation expense makes up a significant portion.

BOE adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no impact on the financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Earnings Per Share

Basic earnings per share (EPS) is computed based on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Potential common shares that may be issued by BOE relate solely to outstanding stock options and are determined using the treasury stock method.

Stock-Based Compensation

At December 31, 2006, BOE had two stock-based compensation plans, which are described more fully in Note 9. Effective January 1, 2006, BOE adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R requires the costs resulting from all share-based payments be recognized in the financial statements. Stock-based compensation is estimated at the date of grant using the Black-Scholes option valuation model for determining fair value. Prior to adopting SFAS 123R, BOE accounted for the plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost was reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

No stock-based compensation expense was recognized for the five months ended May 31, 2008 and the year ended December 31, 2007, as no stock options were granted or vested. Effective December 22, 2005, BOE accelerated the vesting of all unvested stock options under the stock-based compensation plans.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, BOE has defined cash equivalents as cash and due from banks, interest-bearing bank balances, and Federal funds sold.

Advertising Costs

BOE follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense incurred for the five months ended May 31, 2008 and the year ended December 31, 2007 was approximately $85,000 and $273,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year provisions.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Securities

The amortized cost and fair value of securities available for sale as of May 31, 2008 and December 31, 2007 are as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	May 31, 2008
U.S. Treasury issue and other US government agencies	$749	$4	$—	$753
Mortgage-backed securities	13,050	129	(40)	13,139
Obligations of state and political subdivisions	38,215	474	(69)	38,620
Corporate and other bonds	1,109	1	(9)	1,101
Other equity securities	81	329	(4)	406

Total	$53,204	$937	$(122)	$54,019

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2007
U.S. Treasury issue and other US government agencies	$499	$—	$(1)	$498
Mortgage-backed securities	13,669	55	(77)	13,647
Obligations of state and political subdivisions	37,410	207	(351)	37,266
Corporate and other bonds	701	3	—	704
Other equity securities	81	351	(4)	428

Total	$52,360	$616	$(433)	$52,543

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amortized cost and fair value of securities available for sale as of May 31, 2008, by contractual maturity are shown below (dollars in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	Amortized Cost	Fair Value	Weighted Average Yield
Due in one year or less	$4,146	$4,168	4.98%
Due after one year through five years	25,360	25,575	5.01
Due after five years through ten years	20,877	21,101	5.40
Due after ten years	2,740	2,769	3.66
Other equity securities	81	406	N/A
Total	$53,204	$54,019

At May 31, 2008 and December 31, 2007, BOE owned one U.S. Government Agency bond in the held to maturity classification with a book value of $3,000,000. The market value of the bond was $3,015,000 and $3,009,900 at May 31, 2008 and December 31, 2007, respectively. The bond matures in 2024.

Proceeds from sales, principal repayments, calls and maturities of securities available for sale during the five months ended May 31, 2008 and December 31, 2007 were approximately $2.4 million and $21.6 million, respectively. Gross realized gains of approximately $6,000 and $51,000 and gross realized losses of $0 and approximately $88,000 were recognized on those sales for the five months ended May 31, 2008 and the year ended December 31, 2007, respectively. The tax provision applicable to these net realized gains amounted to approximately $5,000 and $13,000, respectively.

Securities with amortized costs of approximately $6.6 million were pledged to secure public deposits and for other purposes required or permitted by law at May 31, 2008 and December 31, 2007.

A summary of investments in an unrealized loss position at May 31, 2008 and December 31, 2007 follows (dollars in thousands):

	Duration of the Unrealized Loss
	Less Than 12 Months		12 Months or More
	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
May 31, 2008
U.S. Treasury issue and other government agencies	$—	$—	$—	$—
Mortgage-backed securities	3,620	(40)	—	—
Obligations of state and political subdivisions	6,896	(69)	—	—
Corporate and other bonds	600	(10)	—
Other equity securities	14	(4)	—	—

Total temporarily impaired securities	$11,130	$(123)	$—	$—

December 31, 2007
U.S. Treasury securities	$759	$—	$498	$(1)
U.S. Agency and mortgage-backed securities	—	—	5,730	(77)
Obligations of state and political subdivisions	8,134	(133)	13,479	(218)
Corporate securities	11	(4)	—	—

Total temporarily impaired securities	$8,904	$(137)	$19,707	$(296)

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The unrealized losses in the investment portfolio as of May 31, 2008, are generally a result of market fluctuations that occur daily. The unrealized losses are from 41securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. BOE has the ability and intent to hold these securities to maturity or until a recovery of value. Market prices are affected by conditions beyond the control of BOE. Investment decisions are made by the management group of BOE and reflect the overall liquidity and strategic asset/liability objectives of BOE. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to BOE’s income statement and balance sheet.

Note 3. Loans

Major classifications of loans are summarized as follows:

	May 31, 2008	December 31, 2007
	(in thousands)
Mortgage loans on real estate:
Residential 1-4 family	$63,801	$59,451
Commercial	85,121	74,996
Construction	31,830	36,603
Second mortgages and equity lines of credit	16,964	15,240
Multifamily	924	922
Agriculture	3,697	3,413

Total real estate loans	202,337	190,625
Commercial loans	20,298	18,728
Consumer and installment loans	5,224	6,532
All other loans	5,694	5,842

Gross Loans	$233,553	$221,727
Less: Unearned income	(200)	(178)

Loans, net of unearned income	$233,353	$221,549

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table indicates the dollar amount of the allowance for loan losses, including charge offs and recoveries by loan type for the five months ended May 31, 2008 and the year ended December 31, 2007 (dollars in thousands):

	Five Months Ended May 31, 2008	Year Ended December 31, 2007
Balance, beginning of year	$2,595	$2,400
Loans charged off:
Real estate	—	(23)
Commercial	—	(116)
Consumer and instalment loans	(91)	(117)

Total charge-offs	(91)	(256)

Recoveries:
Real estate	—	407
Commercial	5	6
Consumer and instalment loans	20	32

Total Recoveries	25	445

Net (charge-offs) recoveries	(66)	189
Provision for loan losses	200	6

Balance, end of year	$2,729	$2,595

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of information pertaining to impaired loans (dollars in thousands):

	May 31, 2008	December 31, 2007
Impaired loans without a valuation allowance	$885	$—
Impaired loans with a valuation allowance	1,721	2,030

Total impaired loans	$2,606	$2,030

Valuation allowance related to impaired loans	$628	$469

Non-accrual loans	$63	$96

Loans past due ninety days or more and still accruing	$334	$18

Average balance of impaired loans	$2,318	$2,563

Interest income recognized on impaired loans	$28	$199

Interest income recognized on a cash basis on impaired loans	$24	$184

BOE has not committed to lend additional funds to these debtors.

Note 4. Premises and Equipment

A summary of the cost and accumulated depreciation of bank premises and equipment at May 31, 2008 and December 31, 2007 (dollars in thousands):

	May 31, 2008	December 31, 2007
Land	$3,007	$2,831
Buildings	7,979	7,947
Furniture and fixtures	4,934	4,995
Construction in progress	479	323

	$16,399	$16,096
Accumulated depreciation	5,588	5,433

	$10,811	$10,663

Depreciation expense for the five months ended May 31, 2008 and the year ended December 31, 2007, amounted to approximately $283,000 and $550,000, respectively.

Commitments related to Construction in Progress at May 31, 2008 amounted to $2.9 million.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 5. Deposits

Deposits by product type at May 31, 2008 and December 31, 2007 were as follows (dollars in thousands):

	May 31, 2008	December 31, 2007
NOW	$28,669	$28,403
MMDA	19,116	16,520
Savings	21,485	19,529
Time deposits less than $100,000	107,838	106,356
Time deposits $100,000 and greater	52,161	47,565

Total interest-bearing deposits	229,269	218,373
Total non-interest bearing	27,113	26,220

Total Deposits	$256,382	$244,593

The following table provides the average balance and average rate paid for interest bearing deposits, by product type (dollars thousands):

	Five Months Ended May 31, 2008		Year Ended December 31, 2007
	Average Balance	Average Rate	Average Balance	Average Rate
NOW	$27,558	0.35%	$26,391	0.34%
MMDA	16,673	2.34%	16,195	2.71%
Savings	20,836	1.12%	20,408	1.22%
Time deposits less than $100,000	107,703	4.46%	101,983	4.64%
Time deposits greater than $100,000	52,093	4.45%	42,766	4.85%

Total interest-bearing deposits	$224,863	3.49%	$207,742	3.65%

The scheduled maturities of time deposits $100,000 and greater at May 31, 2008 are as follows (dollars in thousands):

	CD’s	Other	Total
Within 3 months	$11,679	$927	$12,606
3 - 6 months	11,497	900	12,397
6 - 12 months	20,576	545	21,121
Over 12 months	5,502	535	6,037

	$49,254	$2,907	$52,161

At May 31, 2008 and December 31, 2007 overdraft demand deposits reclassified to loans totalled approximately $140,000 and $129,000, respectively.

Note 6. Income Taxes

BOE files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, BOE is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

BOE adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no impact on the financial statements.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities follows:

	May 31, 2008	December 31, 2007
Deferred tax assets:
Allowance for loan losses	$707	$638
Deferred compensation	414	268
Accrued pension	480	394

	$1,601	$1,300

Deferred tax liabilities:
Depreciation	$225	$245
Discount accretion on securities	17	13
Partnership losses	48	52
Unrealized gain on securities available for sale	305	62
Other	5	25

	$600	$397

Net deferred tax assets	$1,001	$903

Allocation of the income tax expense between current and deferred portions is as follows:

	May 31, 2008	December 31, 2007
Current tax provision	$276	$753
Deferred tax (benefit)	(286)	(173)

	$(10)	$580

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a reconciliation of the expected income tax expense with the reported expense for each year:

	May 31, 2008	December 31, 2007
Statutory Federal income tax rate	$(67)	$1,084
(Reduction) in taxes resulting from:
Municipal interest	(164)	(387)
Non-deductable transaction costs	234	—
Other, net	(13)	(117)

Income tax expense (benefit)	$(10)	$580

Note 7. Federal Home Loan Bank Advances and Lines of Credit

BOE uses borrowings in conjunction with deposits to fund lending and investing activities. Short-term funding includes overnight borrowings from correspondent banks. Long term borrowings are obtained through the FHLB of Atlanta.

BOE has unsecured lines of credit with correspondent banks available for overnight borrowing totalling approximately $16,500,000. The following is information regarding borrowings against these lines of credit (dollars in thousands):

	May 31, 2008	December 31, 2007
Fed Funds Purchased	$5,117	$3,152

Maximum month end outstanding balance	$5,117	$5,280
Average outstanding balance during the period	$1,499	$742
Average interest rate during the period	3.37%	5.90%
Average interest rate at end of period	2.74%	2.38%

The following is information regarding borrowings against these lines of credit (dollars in thousands):

	May 31, 2008	December 31, 2007
FHLB Advances	$17,900	$17,000

Maximum month end outstanding balance	$24,500	$18,000
Average outstanding balance during the period	$20,519	$16,326
Average interest rate during the period	3.94%	5.90%
Average interest rate at end of period	4.02%	4.75%

Advances on the FHLB lines are secured by all of BOE’s first lien loans on one-to-four unit single-family dwellings The amount of available credit is limited to seventy-five percent of qualifying collateral. Any borrowings in excess of the qualifying collateral require pledging of additional assets.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of May 31, 2008, the amount of the advances and their maturity dates are as follows (dollars in thousands):

Maturities	Fixed Rate	Adjustable Rate	Total
2009	$—	$900	$900
2010	—	—	—
2011	—	—	—
2012	12,000	—	12,000
2013	—	—	—
Thereafter	5,000	—	5,000

Total	$17,000	$900	$17,900

Note 8. Employee Benefit Plans

Corporation has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees’ compensation. BOE funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The following tables provide a reconciliation of the changes in the plan’s benefit obligations and fair value of assets over the five months ended May 31, 2008 and the year ended December 31, 2007, computed as of October 1, 2007 (dollars in thousands):

	May 31, 2008	December 31, 2007
Change in Benefit Obligation
Benefit obligation, beginning	$4,969	$4,538
Service cost	195	328
Interest cost	161	271
Actuarial loss	(113)	(102)
Benefits paid	(46)	(66)

Benefit obligation, ending	$5,166	$4,969

Change in Plan Assets
Fair value of plan assets, beginning	$3,810	$3,463
Actual return on plan assets	(271)	413
Employer contributions	—	—
Benefits paid	(46)	(66)

Fair value of plan assets, ending	$3,493	$3,810

Funded Status	$(1,673)	$(1,159)
Unrecognized net actuarial loss	—	—
Unrecognized net obligation at transition	—	—
Unrecognized prior service cost	—	—

Accrued benefit cost	$(1,673)	$(1,159)

Amounts Recognized in the Balance Sheet
Other assets	$—	$—
Other liabilities	1,411	1,159
Amounts Recognized in Accumulated Other Comprehensive Income (Loss)
Net loss	$834	$791
Prior service cost	4	14
Net obligation at transition	(4)	(13)
Deferred tax	(284)	(269)

Total amount recognized	$550	$523

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The accumulated benefit obligation for the defined benefit pension plan was $3,040,294 at September 30, 2007.

The following table provides the components of net periodic benefit cost for the plan for the five months ended May 31, 2008 and the year ended December 31, 2007:

	May 31, 2008	December 31 2007
Components of Net Periodic Benefit Cost
Service cost	$155	$329
Interest cost	129	271
Expected return on plan assets	(134)	(293)
Amortization of prior service cost	1	3
Amortization of net obligation at transition	(1)	(3)
Recognized net actuarial loss	7	35

Net periodic benefit cost	$157	$342

Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive Income (Loss)
Net loss / (gain)	$38	$(257)
Prior service cost	—	—
Amortization of prior service cost	(9)	(3)
Net obligation at transition	—	—
Amortization of net obligation at transition	9	3
Deferred income tax (benefit) expense	(15)	87

Total recognized in other comprehensive (loss)	$23	$(170)

Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$184	$172

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of BOE’s benefit obligation are shown in the following table:

	2008	2007
Discount rate	6.25%	6.25%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	4.00%	5.00%

The weighted-average assumption used in the measurement of BOE’s net periodic benefit cost are shown in the following table:

	2008	2007
Discount rate	6.00%	6.00%
Expected return on plan assets	8.00%	8.50%
Rate of compensation increase	4.00%	5.00%

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan’s weighted-average asset allocations at September 30, 2007, by asset category, are as follows:

Asset Category
Mutual funds - fixed income	35%
Mutual funds - equity	60%
Cash and equivalents	5%

100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan’s investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

401(k) Plan

BOE has also adopted a contributory 401(k) profit sharing plan which covers substantially all employees. The employee may contribute up to 15% of compensation, subject to statutory limitations. BOE matches 50% of employee contributions up to 4% of compensation. The plan also provides for an additional discretionary contribution to be made by BOE as determined each year. The amounts charged to expense under this plan for the five months ended May 31, 2008 and the year ended December 31, 2007 were approximately $33,000 and $56,000, respectively.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred Compensation Agreements

BOE has deferred compensation agreements with certain key employees and the Board of Directors. The retirement benefits to be provided are fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to approximately $93,000 and $221,000 for the five months ended May 31, 2008 and the year ended December 31, 2007, respectively. These contracts are funded by life insurance policies.

Note 9. Stock Option Plans

During the year ended December 31, 2000, BOE adopted stock option plans for all employees and outside directors. The plans provide that 110,000 shares of BOE’s common stock will be reserved for both incentive and non-statutory stock options to purchase common stock of BOE. The exercise price per share for incentive stock options and non-statutory stock options shall not be less than the fair market value of a share of common stock on the date of grant, and may be exercised at such times as may be specified by the Board of Directors in the participant’s stock option agreement. Each incentive and non-statutory stock option shall expire not more than ten years from the date the option is granted. The options vest at the rate of one quarter per year from the grant date. Effective December 22, 2005, the Compensation Committee of the Board of Directors approved the acceleration of vesting of all unvested stock options under the plans.

A summary of the status of the stock plans follows:

	2008		2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	29,359	$23.86	29,718	$23.92
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	(1,305)	20.73	(359)	28.70

Outstanding at end of the period	28,054	$24.01	29,359	$23.86

Options exercisable at end of period	28,054	$24.01	29,359	$23.86

Weighted-average remaining contractual life for outstanding and exercisable shares at May 31, 2008 and December 31, 2007	5.25 years		5.50 years
Aggregate intrinsic value	$223,148		$230,129

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by option holders had all option holders exercised their options on May 31, 2008 and December 31, 2007. This amount changes with changes in the market value of BOE’s stock.

The total intrinsic value of options exercised during the five months ended May 31, 2008 and the year ended December 31, 2007 was approximately $12,000 and $1,000, respectively.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential stock. Potential dilutive common stock had no effect on income available to common stockholders.

	Five months ended May 31, 2008		Year ended December 31, 2007
	Shares	Per Share	Shares	Per Share
Basic earnings per share	1,213,285	$(0.15)	1,209,761	$2.16

Effect of dilutive stock options	—		5,183

Diluted earnings per share	1,213,285	$(0.15)	1,214,944	$2.15

At May 31, 2008, there were 28,054 options in the money that were excluded from the earnings per share calculation, as the effect would have been anti-dilutive.

No options were excluded from the computation for the year ended December 31, 2007.

Note 11. Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its executive officers, directors, and their affiliates. All such loans are made on substantially the same terms as those prevailing at the time for comparable loans to unrelated persons. Loans to such borrowers during the five months ended May 31, 2008 and December 31, 2007 are summarized as follows:

	May 31, 2008	December 31, 2007
Balance, beginning of period	$3,331	$2,885
Principal additions	1,243	1,303
Repayments and reclassifications	(1,762)	(857)

Balance, end of period	$2,812	$3,331

Note 12. Commitments and Contingent Liabilities

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated financial statements. The Bank does not anticipate losses as a result of these transactions. See Note 15 with respect to financial instruments with off-balance-sheet risk.

As members of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the five months ended May 31, 2008 and the year ended December 31, 2007, the aggregate amount of daily average required balances was approximately $25,000.

The Bank is required to maintain certain required reserve balances with a correspondent bank. Those required balances were $250,000 at May 31, 2008 and December 31, 2007.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Concentration of Credit Risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (instalment) loans. Substantially all of the Bank’s customers are residents or operate business ventures in its market area consisting of Essex, King William, Hanover, Henrico and adjacent counties. Therefore, a substantial portion of its debtors’ ability to honor their contracts and the Bank’s ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances were approximately $609,000 and $428,000 at May 31, 2008 and December 31, 2007, respectively.

Note 14. Financial Instruments With Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amounts of the Bank’s exposure to off-balance-sheet risk as of May 31, 2008 and December 31, 2007 is as follows (dollars in thousands):

	May 31, 2008	December 31, 2007
Commitments to extend credit	$42,161	$58,573
Standby letters of credit	1,209	3,867

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under commercial lines-of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are generally uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s evaluation of the counterparty. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Note 15. Minimum Regulatory Capital Requirements

BOE (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on BOE’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BOE and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies

Quantitative measures established by regulation to ensure capital adequacy require BOE and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of May 31, 2008 and December 31, 2007, that BOE and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the Bank was considered well capitalized under the regulatory capital guidelines. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

BOE’s and the Bank’s actual capital amounts and ratios as of March 31, 2008, the last quarter for which the calculation was made, and December 31, 2007, are presented in the table below. The amounts and ratios for BOE approximate the Bank totals.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of March 31, 2008:
Total Capital (to Risk Weighted Assets)	$36,174	15.2%	$18,990	8.00%	$23,737	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$33,932	14.3%	$9,495	4.00%	$14,242	6.00%
Tier 1 Capital (to Average Assets)	$33,932	11.0%	$12,316	4.00%	$15,394	5.00%
As of December 31, 2007:
Total Capital (to Risk Weighted Assets)	$36,076	15.7%	$18,415	8.00%	$23,018	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$33,886	14.7%	$9,207	4.00%	$13,811	6.00%
Tier 1 Capital (to Average Assets)	$33,886	11.4%	$11,911	4.00%	$14,889	5.00%

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for BOE’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of BOE.

SFAS 157 is an extension of SFAS 107 and further defines the fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

Expanded disclosures required by SFAS 157 include the establishment of three input levels in considering how fair value is applied.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. In BOE’s banking environment, an example may be the difference between interest rates in effect at the contractual date as compared with those for similar financial assets and liabilities that are in effect at the measurement date, or BOE’s year end.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs shall reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs shall be developed based on the best information available in the circumstances, which might include the reporting entity’s own data.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Restricted Securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective entity.

Loans held for sale

Loans held for sale are recorded at the lower of cost or fair value each reporting period, and are comprised of residential mortgages. These loans are held for a short period of time with the intention of being sold on the secondary market. Therefore, the fair value is determined on rates currently offered using observable market information, which does not deviate materially from the cost value. If there are any adjustments to record the loan at the lower of cost of market value, it would be reflected in the consolidated statements of income. It was determined that the cost value recorded at May 31, 2008 was similar to the fair value, and therefore no adjustment was necessary. Due to the observable market data available in pricing these loans held for sale, they were considered as Level 2.

Loans Receivable

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Borrowings

The fair values of BOE’s long-term borrowings are estimated using discounted cash flow analyses based on BOE’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At May 31, 2008 and December 31, 2007, the fair values of loan commitments and stand-by letters of credit were deemed to be immaterial.

The carrying amounts and estimated fair values of BOE’s financial instruments are as follows:

	May 31, 2008		December 31, 2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Financial assets:
Cash and short-term investments	$5,784	$5,784	$4,100	$4,100
Securities	57,019	57,021	55,543	55,553
Restricted securities	1,879	1,879	1,761	1,761
Loans, net of allowance	231,330	231,986	219,451	226,180
Accrued interest receivable	1,624	1,624	1,514	1,514

Financial liabilities:
Deposits	$256,382	$257,374	$244,593	$247,083
Federal funds purchased	5,117	5,117	3,152	3,152
Federal Home Loan Bank advances	17,900	17,920	17,000	17,218
Trust preferred capital notes	4,124	4,010	4,124	4,164
Accrued interest payable	850	850	1,007	1,007

BOE assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of BOE’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to BOE. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate BOE’s overall interest rate risk.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Assets and Liabilities recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis (dollars in thousands):

May 31, 2008	Total	Level 1	Level 2	Level 3
Investment securities available for sale
U.S. Treasury issue and U.S. Government Agencies	$753	$—	$753	$—
Mortgage-backed securities	13,139	—	13,139	—
Obligations of state and political subdivisions	38,620	—	38,620	—
Corporate and other bonds	1,101	—	1,101	—
Other equity securities	406	406	—	—

Total securities available for sale	54,019	406	53,613

Loans held for sale	706		706

Total assets at fair value	$54,725	$406	$54,319	$—

Total liabilities at fair value	$—	$—	$—	$—

BOE had no level 3 assets measured at fair value on a recurring basis at May 31, 2008.

Assets and Liabilities measured at Fair Value on a Nonrecurring Basis

BOE may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. Generally Accepted Accounting Principals. These include assets which are measured at the lower of cost or market that were recognized at fair value fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis (dollars in thousands):

May 31, 2008	Total	Level 1	Level 2	Level 3
Financial assets:
Loans – impaired, net	$1,721	$—	$—	$1,721

Total assets at fair value	$1,721	$—	$—	$1,721

Total liabilities at fair value	$—	$—	$—	$—

BOE had no level 1 or level 2 assets measured at fair value on a nonrecurring basis at May 31, 2008.

Note 17. Trust Preferred Capital Notes

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of BOE, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.1 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. During the five months ended May 31, 2008 and the year ended December 31, 2007, the weighted-average interest rate was 6.95% and 8.70%. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions beginning December 12, 2008. The principal asset of the Trust is $4.1 million of BOE’s junior subordinated debt securities with the like maturities and like interest rates to the capital securities.

The trust preferred notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred not considered as Tier 1 capital may be included in Tier 2 capital. At December 31, 2007, all trust preferred notes were included in Tier 1 capital.

BOE FINANCIAL SERVICES OF VIRGINIA, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The obligations of BOE with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by BOE of the Trust’s obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, BOE may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities. BOE has not elected to defer any interest payments during the period ended May 31, 2008 or the year ended December 31, 2007.

Note 18. Parent Only Financial Statements

BOE Financial Services of Virginia, Inc. conducts no other business other than owning the stock of the Bank. Accordingly, the only significant asset of the Holding Company is its investment in the Bank and there are no liabilities.

Note 19. Subsequent Events

At the close of business on May 31, 2008, BOE merged with CBAC. The financial statements have been adjusted for all material subsequent events that have occurred since that day, as well as, additional information related to events that existed at that date.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K/A:

1. Consolidated Financial Statements. Reference is made to the Consolidated Financial Statements, the reports thereon and the notes thereto commencing at page 23 of this Form 10-K/A with respect to the Company and the Predecessor Entities.

2. Financial Statement Schedules. All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 5, 2007, by and between Community Bankers Acquisition Corp. and TransCommunity Financial Corporation (1)

2.2	Agreement and Plan of Merger, dated as of December 13, 2007, by and between Community Bankers Acquisition Corp. and BOE Financial Services of Virginia, Inc. (2)

2.3	Purchase and Assumption Agreement, dated as of November 21, 2008, by and among the Federal Deposit Insurance Corporation, as Receiver for The Community Bank, Bank of Essex and the Federal Deposit Insurance Corporation (3)

2.4	Purchase and Assumption Agreement, dated as of January 30, 2009, by and among the Federal Deposit Insurance Corporation, Receiver of Suburban Federal Savings Bank, Crofton, Maryland, Bank of Essex and the Federal Deposit Insurance Corporation (4)

3.1	Amended and Restated Certificate of Incorporation (5)

3.2	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (6)

3.3	Amended and Restated Bylaws (7)

4.1	Specimen Unit Certificate (8)

4.2	Specimen Common Stock Certificate (8)

4.3	Specimen Warrant Certificate (8)

4.4	Form of Unit Purchase Option to be granted to the representatives (8)

Exhibit No.	Description

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Community Bankers Acquisition Corp. (9)

4.6	Warrant Clarification Agreement dated as of January 29, 2007 between the Company and Continental Stock Transfer and Trust Co. (10)

4.7	Unit Purchase Option Clarification Agreement dated as of January 29, 2007 between the Company and the holders (10)

4.8	Warrant to Purchase 780,000 Shares of Common Stock (6)

10.1	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Community Bankers Acquisition Corp. (8)

10.2	Stock Escrow Agreement between Community Bankers Acquisition Corp., Continental Stock Transfer & Trust Company and the Initial Stockholders (9)

10.3	Registration Rights Agreement among Community Bankers Acquisition Corp. and the Initial Stockholders (9)

10.4	Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury (6)

10.5	Employment Agreement between Community Bankers Acquisition Corp. and George M. Longest, Jr. (11)

10.6	Employment Agreement between Community Bankers Acquisition Corp. and Bruce E. Thomas (11)

10.7	Employment Agreement by and between TransCommunity Financial Corporation and Patrick J. Tewell (11)

10.8	Employment Agreement by and between TransCommunity Financial Corporation and M. Andrew McLean (11)

10.9	Change in Control Agreement by and between TransCommunity Financial Corporation and Patrick J. Tewell (11)

10.10	Change in Control Agreement by and between TransCommunity Financial Corporation and M. Andrew McLean (11)

10.11	Employment Agreement between Community Bankers Trust Corporation and Gary A. Simanson (12)

10.12	Form of Waiver, executed by each of George M. Longest, Bruce E. Thomas, Patrick J. Tewell, Gary A. Simanson and M. Andrew McLean (6)

10.13	Form of Letter Agreement, executed by each of George M. Longest, Bruce E. Thomas, Patrick J. Tewell, Gary A. Simanson and M. Andrew McLean with the Company (6)

10.14	Separation Agreement and Release between Community Bankers Trust Corporation and Bruce B. Nolte (13)

10.15	TransCommunity Financial Corporation 2001 Stock Option Plan, as amended and restated effective March 27, 2003 (14)

10.16	Form of Non-Qualified Stock Option Agreement for Employee for TransCommunity Financial Corporation 2001 Stock Option Plan (15)

10.17	Form of Non-Qualified Stock Option Agreement for Director for TransCommunity Financial Corporation 2001 Stock Option Plan (15)

10.18	TransCommunity Financial Corporation 2007 Equity Compensation Plan (16)

10.19	Form of Restricted Stock Award Agreement for TransCommunity Financial Corporation 2007 Equity Compensation Plan (17)

10.20	BOE Financial Services of Virginia, Inc. Stock Incentive Plan (18)

10.21	First Amendment to BOE Financial Services of Virginia, Inc.’s Stock Incentive Plan (19)

Exhibit No.	Description

10.22	BOE Financial Services of Virginia, Inc. Stock Option Plan for Outside Directors (18)

10.23	First Amendment to BOE Financial Services of Virginia, Inc. Stock Option Plan for Outside Directors (19)

21.1	Subsidiaries of Community Bankers Trust Corporation*

31.1	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer*

31.2	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer*

31.3	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer (Amendment No. 1)*

31.4	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer (Amendment No. 1)*

31.5	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer (Amendment No. 2)*

31.6	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer (Amendment No. 2)*

31.7	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer (Amendment No. 3)**

31.8	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer (Amendment No. 3)**

32.1	Section 1350 Certifications*

*	Previously filed.
**	Filed herewith.
(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on September 7, 2007 (File No. 001-32590).
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 14, 2007 (File No. 001-32590).
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 28, 2008 (File No. 001-32590).
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 5, 2009 (File No. 001-32590).
(5)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 5, 2008 (File No. 001-32590).
(6)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590).
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on July 1, 2008 (File No. 001-32590).
(8)	Incorporated by reference to the Company’s Registration Statement on Form S-1 or amendments thereto (File No. 333-124240).
(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590).
(10)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 12, 2007 (File No. 001-32590).
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590).
(12)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2008 (File No. 001-32590).
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 1, 2008 (File No. 001-32590).
(14)	Incorporated by reference to TransCommunity Financial Corporation’s Quarterly Report on Form 10-QSB filed on May 14, 2003 (File No. 000-33355).

(15)	Incorporated by reference to TransCommunity Financial Corporation’s Annual Report on Form 10-KSB filed on March 30, 2005 (File No. 000-33355).
(16)	Incorporated by reference to TransCommunity Financial Corporation’s Quarterly Report on Form 10-Q filed on August 13, 2007 (File No. 000-33355).
(17)	Incorporated by reference to TransCommunity Financial Corporation’s Current Report on Form 8-K filed on July 31, 2007 (File No. 000-33355).
(18)	Incorporated by reference to Exhibit A of the Proxy Statement included in BOE Financial Services of Virginia, Inc.’s Registration Statement on Form S-4 filed on March 24, 2000 (File No. 333-33260).
(19)	Incorporated by reference to BOE Financial Services of Virginia, Inc.’s Registration Statement on Form S-8 filed on November 8, 2000 (File No. 333-49538).

(b) Exhibits. See Item 15(a)3. above.

(c) Financial Statement Schedules. See Item 15(a)2. above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANKERS TRUST CORPORATION
(Registrant)

Date: March , 2010	By:
Bruce E. Thomas
Senior Vice President and Chief Financial Officer

Appendix B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-Q/A

(Amendment No. 1)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-32590

COMMUNITY BANKERS TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-2652949
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

4235 Innslake Drive, Suite 200 Glen Allen, Virginia	23060
(Address of principal executive offices)	(Zip Code)

(804) 934-9999

(Registrant’s telephone number, including area code)

n/a

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

At April 30, 2009, there were 21,468,455 shares of the Company’s common stock outstanding.

EXPLANATORY NOTE

The Registrant hereby amends its Quarterly Report on Form 10-Q for the period ended March 31, 2009 (filed on May 11, 2009 with the Securities and Exchange Commission (the “Commission”)), as set forth in this Quarterly Report on Form 10-Q/A (Amendment No. 1).

This Form 10-Q/A includes certain financial statements and related information with respect to each of the Registrant’s predecessors (TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc.), as the Registrant was a special purpose acquisition company with nominal results prior to the acquisition of each of these entities on May 31, 2008. This Form 10-Q/A also includes enhanced disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality in response to comments from the Commission.

2

COMMUNITY BANKERS TRUST CORPORATION

FORM 10-Q/A

March 31, 2009

3

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AT MARCH 31, 2009 AND DECEMBER 31, 2008

	March 31, 2009	December 31, 2008
	(Unaudited) (Restated)	(Audited) (Restated)
	(dollars in thousands)
ASSETS
Cash and due from banks	$20,863	$10,864
Interest bearing bank deposits	29,571	107,376
Federal funds sold	34,467	10,193

Total cash and cash equivalents	84,901	128,433

Securities available for sale, at fair value	190,513	193,992
Securities held to maturity, at cost (fair value of $145,331 and $94,966, respectively)	143,464	94,865
Equity securities, restricted, at cost	5,016	3,612

Total securities	338,993	292,469

Loans held for sale	386	200
Loans covered by FDIC shared-loss agreement (Note 9)	189,270	—
Loans non covered	542,191	523,298

Total loans	731,461	523,298
Allowance for loan losses	(11,543)	(6,939)

Net loans	719,918	516,359

FDIC indemnification asset (Note 10)	84,980	—
Bank premises and equipment	31,854	24,111
Other real estate owned, covered by FDIC shared-loss agreement	12,267	—
Other real estate owned, non covered	412	223
Bank owned life insurance	6,349	6,300
Core deposit intangibles, net	18,865	17,163
Goodwill (Note 5)	37,184	37,184
Other assets	6,380	7,798

Total assets	$1,342,489	$1,030,240

LIABILITIES

Deposits:
Noninterest bearing	$60,706	$59,699
Interest bearing	1,044,651	746,649

Total deposits	1,105,357	806,348
Federal Home Loan Bank advances	37,900	37,900
Trust preferred capital notes	4,124	4,124
Other liabilities	23,069	17,465

Total liabilities	$1,170,450	$865,837

4

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 shares authorized $0.01 par value; 17,680 shares issued and outstanding)	$17,680	$17,680
Discount on preferred stock	(988)	(1,031)
Warrants on preferred stock	1,037	1,037
Common stock (50,000,000 shares authorized $0.01 par value; 21,468,455 shares issued and outstanding)	215	215
Additional paid in capital	145,289	146,076
Retained earnings	8,144	1,691
Accumulated other comprehensive income (loss)	662	(1,265)

Total stockholders’ equity	$172,039	$164,403

Total liabilities and stockholders’ equity	$1,342,489	$1,030,240

See accompanying notes to unaudited consolidated financial statements

5

COMMUNITY BANKERS TRUST CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(dollars and shares in thousands, except per share data)

(unaudited)

	For the three months ended		BOE Predecessor For the three months ended	TFC Predecessor For the three months ended
	March 31, 2009	March 31, 2008	March 31, 2008	March 31, 2008
	(Restated)		(Note 1)	(Note 1)
Interest and dividend income
Interest and fees on non covered loans	$8,457	$—	$4,071	$4,138
Interest and fees on FDIC covered loans	2,950	—	—	—
Interest on federal funds sold	14	—	13	25
Interest on deposits in other banks	121	—	—	—
Interest and dividends on securities
Taxable	2,892	405	283	133
Nontaxable	757	—	332	—

Total interest income	15,191	405	4,699	4,296
Interest expense
Interest on deposits	6,118	—	2,000	1,963
Interest on federal funds purchased	—	—	17	—
Interest on other borrowed funds	347	—	287	—

Total interest expense	6,465	—	2,304	1,963

Net interest income	8,726	405	2,395	2,333
Provision for loan losses	5,500	—	—	862

Net interest income after provision for loan losses	3,226	405	2,395	1,471

Noninterest income
Service charges on deposit accounts	571	—	275	250
Gain on SFSB transaction	16,204	—	—	—
(Loss) gain on securities transactions, net	(48)	—	6	—
Loss on sale of other real estate	(46)	—	—	—
Other	427	—	246	13

Total noninterest income	17,108	—	527	263

Noninterest expense
Salaries and employee benefits	4,426	—	1,284	1,401
Occupancy expenses	580	—	130	191
Equipment expenses	343	—	156	169
Legal fees	250	—	136	83
Professional fees	700	—	92	113
Data processing fees	742	—	144	150
Amortization of intangibles	456	—	—	—
Other operating expenses	1,891	220	515	350

Total noninterest expense	9,388	220	2,457	2,457

Income (loss) before income taxes	10,946	185	465	(723)
Income tax expense (benefit)	3,490	74	91	(244)

Net income (loss)	$7,456	$111	$374	$(479)
Dividends accrued on preferred stock	218	—	—	—
Accretion of discount on preferred stock	43	—	—	—

Net income (loss) available to common stockholders	$7,195	$111	$374	$(479)

Net income (loss) per share — basic	$0.34	$0.01	$0.31	$(0.10)

Net income (loss) per share — diluted	$0.34	$0.01	$0.31	$(0.10)

Weighted average number of shares outstanding
basic	21,468	9,375	1,213	4,587
diluted	21,478	11,823	1,217	4,587

See accompanying notes to unaudited consolidated financial statements

6

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(unaudited)

	For the three months ended		BOE Predecessor For the three months ended	TFC Predecessor For the three months ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
	(Restated)		(Note 1)	(Note 1)
Operating activities:
Net income (loss)	$7,195	$111	$374	$(479)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and intangibles amortization	827	1	180	142
Provision for loan losses	5,500	—	—	862
Amortization of premiums and accretion of discounts, net	(2,573)	—	22	—
Change in loans held for sale	(186)	—	(288)	—
Net gain on SFSB transaction	(16,204)	—	—	—
Stock-based compensation expense	—	—	—	22
Net (gain)/loss on sale of securities	48	—	(6)	—
Net loss on sale of OREO	46	—	—	—
Net (gain) on sale of loans	—	—	(98)	—
Loss on write down of LLC membership	—	—	88	—
Changes in assets and liabilities:
(Increase)/decrease in other assets	18,062	(811)	257	(235)
Increase/(decrease) in accrued expenses and other liabilities	7,833	155	350	(358)

Net cash (used in) provided by operating activities	20,548	(544)	879	(46)

Investing activities:
Proceeds from securities	30,201	495	1,638	11,800
Purchase of securities	(66,713)	—	(1,471)	(7,200)
Cash received from SFSB transaction	35,662	—	—	—
Net increase in loans	(7,856)	—	(13,162)	(18,473)
Purchase of premises and equipment, net	(8,077)	(50)	(287)	(176)

Net cash (used in) provided by investing activities	(16,783)	445	(13,282)	(14,049)

Financing activities:
Net increase (decrease) in noninterest bearing and interest bearing demand deposits	(7,988)	—	8,400	14,184
Net (decrease) in federal funds purchased	—	—	(3,152)	—
Issuance of common stock	—	—	44	—
Cash paid to shareholders for converted shares	—	—	—	—
Cash paid to reduce FHLB borrowings	(37,525)	—	—	—
Increase in FHLB advances	—	—	7,500	—
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	(787)	—	—	—
Cash dividends paid	(997)	—	(267)	—

Net cash (used in) provided by financing activities	(47,297)	—	12,525	14,184

Net increase (decrease) in cash and cash equivalents	(43,532)	(99)	122	89

Cash and cash equivalents:
Beginning of the period	$128,433	$162	$4,100	$4,311

End of the period	$84,901	$63	$4,222	$4,400

7

Supplemental disclosures of cash flow information:
Interest paid	$4,292	$—	$2,321	$1,895
Income taxes paid	160	—	93	—
Transfers of OREO property	189	—
Transactions related to acquisition
Increase in assets and liabilities:
Loans, net	$198,253	$—
Other real estate owned	9,416	—
Securities	4,954	—
FDIC indemnification	84,584	—
Fixed assets, net	37	—
Other assets	6,318	—
Deposits	302,756	—
Borrowings	37,525	—
Other liabilities	1,757	—

See accompanying notes to unaudited consolidated financial statements

8

COMMUNITY BANKERS TRUST CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

General

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the “Bank”), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia. Bank of Essex changed its name to Essex Bank on April 20, 2009.

The Company was initially formed as a special purpose acquisition company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company’s activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation (“TFC”), and BOE Financial Services of Virginia, Inc., a Virginia corporation (“BOE”). The Company changed its corporate name in connection with the acquisitions. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland (“SFSB”).

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

The consolidated statements presented include accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts have been eliminated. In the opinion of management, the accompanying financial statements contain all adjustments necessary to fairly present the financial position of the Company at each of March 31, 2009 and December 31, 2008. The statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes to consolidated financial statements included in the Company’s Annual Report on Form 10-K/A (Amendment No. 3) for the year ended December 31, 2008. In the opinion of management, all adjustments (consisting of normal accruals) were made that are necessary to present fairly the financial position of the Company at March 31, 2009, and the results of its operations and its cash flows for the three months ended March 31, 2009 and 2008.

The statements and related notes have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) are not presented pursuant to such rules and regulations, because the periods reported are not comparable.

Predecessors

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company’s operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company’s predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company’s operations, revenues and expenses after the acquisitions are most similar in all respects to those of BOE’s and TFC’s historical periods. Accordingly, the historical statements of operations for the three months ended March 31, 2008 and statements of cash flows for the three months ended March 31, 2008 of each of TFC and BOE have been presented.

9

2. ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to GAAP and to the general practices within the banking industry. The interim financial statements have not been audited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial statements have been included. Operating results for the three month period ended March 31, 2009, are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

The March 31, 2009 consolidated financial statements and accompanying notes have been restated for amendments to the original estimated values related to the acquisition of the Maryland operations.

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

The Company’s financial statements are prepared in accordance with GAAP. The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. The (Company/Bank) adopted SFAS 157 on January 1, 2008. The FASB approved a one-year deferral for the implementation of the Statement for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted the provisions of SFAS 157 for nonfinancial assets and liabilities as of January 1, 2009 without a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)). The Standard significantly changed the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements, at this time.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” FSP FAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The FSP is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of FSP FAS 141(R)-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. Earlier adoption is permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 157-4 to have a material

10

impact on its (consolidated) financial statements. In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, the FSP amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 107-1 and APB 28-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-1 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP FAS 115-1 and FAS 124-2 amend other-than-temporary impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-1 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 115-1 and FAS 124-2 to have a material impact on its consolidated financial statements.

In April 2009, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 (SAB 111). SAB 111 amends and replaces SAB Topic 5.M. in the SAB Series entitled “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.” SAB 111 maintains the SEC Staff’s previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. The Company does not expect the implementation of SAB 111 to have a material impact on its consolidated financial statements.

4. MERGERS AND ACQUISITIONS

Business Combinations

On May 31, 2008, the Company acquired each of TFC and BOE. The transaction with TFC was valued at $53.0 million. Total consideration paid to TFC shareholders consisted of 6,544,840 shares of the Company’s common stock issued. The transaction resulted in total assets acquired at May 31, 2008 of $268.8 million, including $241.9 million of loans, and liabilities assumed were $241.7 million, including $232.1 million of deposits. The transaction with BOE was valued at $53.9 million. Total consideration paid to BOE shareholders consisted of 6,957,405 shares of the Company’s common stock issued. This transaction resulted in total assets acquired at May 31, 2008 of $317.6 million, including $233.3 million of loans, and liabilities assumed were $288.0 million, including $256.4 million of deposits. Due to the mergers with each of TFC and BOE, the Company recorded approximately $37.2 million in goodwill and $15.0 million in core deposit intangibles as of May 31, 2008.

Immediately following the mergers with TFC and BOE, the Company operated TransCommunity Bank and the Bank as separate banking subsidiaries. TransCommunity Bank’s offices operated under the Bank of Goochland, Bank of Powhatan, Bank of Louisa and Bank of Rockbridge division names. Effective July 31, 2008, TransCommunity Bank was consolidated into the Bank under the Bank’s state charter. As a result, the Company was a one-bank holding company at the September 30, 2008 reporting date.

Acquisition of Georgia Operations

On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation (“FDIC”), as Receiver for The Community Bank, Bank of Essex and the FDIC. Management evaluated the applicability of Statement of Financial Accounting Standards (“SFAS”) No.141, “Business Combinations”, as well as EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in determining the accounting for this transaction. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net assets acquired did not meet the definition of a “Business” as required by these authoritative standards. Accordingly, the transaction was accounted for as an asset purchase.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619.0 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on the core deposits amounting to approximately $3.2 million. All deposits insured prior to the closing of the transaction maintained their current insurance coverage.

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The Company also acquired assets of $87.5 million as follows (dollars in thousands):

Cash and cash equivalents	$54,439
Investment securities	31,304
Loans and accrued interest	1,593
Other assets	135
Total assets	$87,471

The loans acquired were those fully secured by deposit accounts. BOE did not purchase any additional loans as of December 31, 2008.

The Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. As a result, the Bank purchased 175 loans totaling approximately $21 million on January 9, 2009. Also, the Bank had 90 days to evaluate and, at its sole option, purchase the premises and equipment. The Bank agreed to purchase all four former banking premises of TCB for $6.4 million on February 19, 2009.

Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB, the Bank and the FDIC.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $358 million in loans and other assets and agreed to provide loan servicing to SFSB’s existing loan customers. The Bank bid a negative $45 million for the net assets acquired.

The Bank has entered into shared-loss agreements with the FDIC with respect to certain covered assets acquired. See Notes 9 and 10 for additional information related to certain assets covered under the FDIC shared-loss agreements.

In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in SFAS 141(R), “Business Combinations”. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed. The following table provides the allocation of the negative bid in the financial statements, based on those analyses (dollars in thousands):

SFSB
Negative bid on SFSB transaction	$45,000

Adjustments to assets acquired and liabilities assumed:
Fair value adjustments:
Loans	(102,011)
Foreclosed real estate	(10,428)
FDIC Indemnification	84,584
Deposits	(1,455)
Core deposit intangible	2,158
Other adjustments	(1,644)

Net assets acquired, pre-tax	16,204

Deferred tax liability	(5,509)

Net assets acquired, net of tax	$10,695

12

Fair value of assets acquired
Cash and cash equivalents	$54,717
Investment securities	4,954
Loans receivable	198,253
Foreclosed real estate	9,416
FDIC Indemnification Asset	84,584
Other assets	6,318

Fair value of assets acquired	$358,242

Fair value of liabilities assumed
Deposits	$302,756
FHLB advances	37,525
Deferred taxes	5,509
Other liabilities	1,757

Fair value of liabilities assumed	$347,547

Net assets acquired at fair value	$10,695

As a result of the acquisition of the operations of SFSB, the Company recorded a one-time gain of $16.2 million in the first quarter of 2009.

The Company engaged two external firms to assess credit quality and fair market value of the loan portfolio. An external firm performed a 100% credit review on the entire portfolio and classified each of the loans into several homogenous pools of credit risk and levels of impairment. An external firm specializing in fair market valuations then used the credit review results to determine the current fair market as defined in SFAS No. 157, “Fair Value Measurements”. The fair value assessment was based on several measures, including asset quality, contractual interest rates, current market interest rates, and other underlying factors and the analysis divided the portfolio into the following segments:

•	Acquisition, development, and construction loans

•	Residential first mortgage loans

•	Consumer real estate loans

•	Commercial real estate loans

The following three general approaches were used in the valuation analyses – the asset-based approach, the market approach, and the income approach.

Certificate of deposits (CDs) and the core deposit intangible (premium paid to acquire the core deposits of SFSB) were marked to market using a third-party analysis of cash flow, interest rate, maturity dates or weighted average life, balances, attrition rates, and current market rates.

The Company has reviewed certain contracts between SFSB and its vendors in order to identify any efficiencies from the merger through contract cancellation. Costs of cancelling certain contracts that are material would change the amount of the gain recorded.

Supplemental pro forma information reflecting the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination had occurred at the beginning of the annual reporting period, and similar comparative information for the prior year, has not been disclosed. Management has determined that it is impracticable to provide this information due to a lack of reliability of financial information produced by SFSB prior to the acquisition and the costs that would be incurred to reproduce the information with an appropriate level of reliability.

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5. GOODWILL AND INTANGIBLE ASSETS

The Company follows SFAS 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Provisions within SFAS 142 discontinue any amortization of goodwill and intangible assets with indefinite lives, and require at least an annual impairment review or more often if certain impairment conditions exist. With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded.

Since the mergers in 2008, there has been further decline in economic conditions, which has significantly affected the banking sector and the Company’s financial condition and results. The Company’s average closing stock price during the first quarter of 2008 and 2009 was $7.46 per share and $3.28 per share, respectively, which represented a 56.03% decline. On the last business day prior to May 31, 2009, the closing stock price was $3.10 per share.

14

Goodwill will be assessed for potential impairment as of May 31, 2009, the one-year anniversary date of the formation of the Company.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

Core deposit intangible assets are amortized over the period of expected benefit, ranging from 2.6 to 9 years. Core deposit intangibles are recognized, amortized and evaluated for impairment as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” Due to the mergers with TFC and BOE on May 31, 2008, the Company recorded approximately $15.0 million in core deposit intangible assets. Core deposit intangibles related to the Georgia and Maryland transactions equaled $3.1 million and $2.2 million, respectively, and will be amortized over approximately 9 years.

Goodwill and other intangible assets are presented in the following table:

	December 31, 2008
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(In thousands)
Goodwill (restated)	$37,184	$—	$37,184
Core deposit intangibles	$18,132	$969	$17,163

	March 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(In thousands)
Goodwill	$37,184	$—	$37,184
Core deposit intangibles	$20,290	$1,425	$18,865

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6. FAIR VALUE MEASUREMENTS

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, trading securities and derivatives, if present, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under SFAS 157, Fair Value Measurement, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value each reporting period. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company only utilizes third party vendors to provide fair value data for purposes of recording amounts related to the fair value measurements of its securities available for sale portfolio. An AICPA Statement on Auditing Standard Number 70 (SAS 70) report is obtained from the third party vendor on an annual basis. The third party vendor also utilizes a reputable pricing company for security market data. The third party vendor has controls and edits in place for month-to month market checks and zero pricing. The Company makes no adjustments to the pricing service data received for its securities available for sale.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 would include asset-backed securities in less liquid markets.

Loans held for sale

Loans held for sale are recorded at the lower of cost or fair value each reporting period, and are comprised of residential mortgages. These loans are held for a short period of time with the intention of being sold on the secondary market. Therefore, the fair value is determined on rates currently offered using observable market information, which does not deviate materially from the cost value. If there are any adjustments to record the loan at the lower of cost of market value, it would be reflected in the consolidated statements of income. It was determined that the cost value recorded at March 30, 2009 was similar to the fair value, and therefore no adjustment was necessary. Due to the observable market data available in pricing these loans held for sale, they were considered as Level 2.

16

Loans

Except for loans that the Company acquired in the SFSB transaction, the Company does not record unimpaired loans held for investment at fair value each reporting period. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, Accounting by Creditors for Impairment of a Loan. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.

In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. The Bank frequently obtains appraisals prepared by external professional appraisers for classified loans greater than $250,000 when the most recent appraisal is greater than 12 months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral’s location being other determinants. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

The Bank may also identify collateral deterioration based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank’s collateral or where the collateral is located. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. In instances where an appraisal received subsequent to an internally prepared estimate reflects a higher collateral value, management does not revise the carrying amount.

Reviews of classified loans are performed by management on a quarterly basis. At March 31, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral.

17

Other real estate owned

Other real estate owned (OREO), including foreclosed assets, is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Goodwill

See Note 5 for a description of valuation methodologies for goodwill.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	March 31, 2009
	Total	Level 1	Level 2	Level 3
	(In thousands)
U.S. Treasury issue and U.S. government agencies	$19,004	$—	$19,004	$—
State, county, and municipal	68,073	—	68,073	—
Corporate and other bonds	7,380	—	7,380	—
Mortgage backed securities	94,663	—	94,663	—
Financial stocks	1,393	1,393	—	—

Investment securities available-for-sale	190,513	1,393	189,120	—
Loans covered by FDIC shared-loss agreements	189,270	—	—	189,270
FDIC indemnification asset	84,980	—	—	84,980
Loans held for sale	386	—	386	—

Total assets at fair value	$465,149	$1,393	$189,506	$274,250

Total liabilities at fair value	$—	$—	$—	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

	March 31, 2009
	Total	Level 1	Level 2	Level 3
	(In thousands)
Loans — impaired loans with a valuation allowance	$23,506	$—	$19,173	$4,333
Other real estate owned (OREO), covered by FDIC shared-loss agreement	12,267	—	1,320	10,947
Other real estate owned (OREO), non covered	412	—	412	—

Total assets at fair value	$36,185	$—	$20,905	$15,280

Total liabilities at fair value	$—	$—	$—	$—

The Company had no Level 1 assets measured at fair value on a nonrecurring basis at March 31, 2009.

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SFAS 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Restricted Securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective entity.

Loans Receivable

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Borrowings

The fair values of the Corporation’s long-term borrowings are estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

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The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At March 31, 2009, the fair values of loan commitments and stand-by letters of credit were deemed to be immaterial.

The fair values and carrying values are as follows:

( dollars in thousands)	March 31, 2009
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$84,901	$85,135
Securities available for sale	190,513	190,513
Securities held to maturity	143,464	145,331
Equity securities	5,016	5,016
Loans held for sale	386	386
Loans, non covered, net	530,648	531,441
Loans covered by FDIOC shared-loss agreement	189,270	189,270
FDIC indemnification asset	84,980	84,980
Accrued interest receivable	4,497	4,497
Goodwill	37,184	37,184

Financial liabilities:
Deposits	1,105,357	1,113,476
Borrowings	42,024	42,651
Accrued interest payable	3,851	3,851

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation’s overall interest rate risk.

7. SECURITIES

Amortized costs and fair values of securities available for sale at March 31, 2009 were as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
U.S. Treasury issue and other U.S. Government agencies	$18,670	$460	$—	$19,130
State, county and municipal	67,524	1,017	(617)	67,924
Corporates and other bonds	7,431	24	(75)	7,380
Mortgage backed securities	92,431	2,270	(15)	94,686
Other securities	1,472	51	(130)	1,393

Total	$187,528	$3,822	$(837)	$190,513

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The fair value and gross unrealized losses for securities available for sale, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at March 31, 2009 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
U.S. Treasury issue and other U.S. Government agencies	$25	$—	$—	$—	$25	$—
State, county and municipal	14,359	(584)	399	(34)	14,758	(618)
Corporates and other bonds	5,045	(42)	574	(32)	5,619	(74)
Mortgage backed securities	2,492	(15)	2	—	2,494	(15)
Other securities	—	—	1,472	(130)	1,472	(130)

Total	$21,921	$(641)	$2,447	$(196)	$24,368	$(837)

Management continually monitors the fair value and credit quality of the Company’s investment portfolio. Furthermore, a third party vendor prepares a report for other than temporarily impaired evaluations. Management reviews this report monthly, and there were no investments considered other than temporarily impaired at March 31, 2009.

Amortized costs and fair values of securities held to maturity at March 31, 2009 were as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
U.S. Treasury issue and other U.S. Government agencies	$3,745	$4	$(3)	$3,746
State, county and municipal	13,117	391	(27)	13,481
Corporates and other bonds	1,041	—	(56)	985
Mortgage backed securities	125,561	1,716	(158)	127,119

Total	$143,464	$2,111	$(244)	$145,331

The fair value and gross unrealized losses for securities held to maturity, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at March 31, 2009 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
U.S. Treasury issue and other U.S. Government agencies	$745	$(3)	$—	$—	$745	$(3)
State, county and municipal	2,231	(27)	—	—	2,231	(27)
Corporates and other bonds	985	(57)	—	—	985	(57)
Mortgage backed securities	29,870	(157)	—	—	29,870	(157)

Total	$33,831	$(244)	$—	$—	$33,831	$(244)

Management continually monitors the fair value and credit quality of the Company’s investment portfolio. At March 31, 2009, all impairments of securities held to maturity are considered temporary as the unrealized losses are related to market risk and not credit risk. The Company does not intend to sell the securities and it is not likely that the company will be required to sell the security before recovery of its amortized cost. Issuers of the securities held to maturity and available for sale are of suitable credit quality and all of the securities are of investment grade.

The Company’s investment in Federal Home Loan Bank (“FHLB”) stock totaled $3.7 million at March 31, 2009. FHLB stock is restricted since it is not actively traded on an exchange, and is owned solely by the FHLB and its member institutions. The Company records FHLB stock on a cost basis. When evaluating FHLB stock for impairment, its value is based on recovery of the par value rather than by recognizing temporary decline in value.

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8. LOANS NON COVERED

The Company’s loan portfolio for loans not covered by the FDIC shared-loss agreement, at March 31, 2009 and December 31, 2008, was comprised of the following (dollars in thousands):

	March 31, 2009		December 31, 2008
	Non-covered loans		Non-covered loans
Open End 1-4 Family loans	$29,388	5.42%	$30,323	5.80%
1-4 Family First Liens	106,563	19.66%	99,284	18.98%

Total residential 1-4 family	135,951	25.08%	129,607	24.78%

Owner occupied nonfarm nonresidential	59,922	11.05%	63,218	12.09%
Non owner occupied nonfarm nonresidential	106,125	19.58%	93,872	17.95%

Total commercial	166,047	30.63%	157,090	30.03%

1-4 Family Construction	31,321	5.78%	36,277	6.93%
Other construction and land development	106,525	19.65%	103,238	19.74%

Total construction	137,846	25.43%	139,515	26.67%

Second mortgages	15,490	2.86%	15,599	2.98%
Multifamily	10,352	1.91%	9,370	1.79%
Agriculture	5,321	0.98%	5,143	0.98%

Total real estate loans	471,007	86.89%	456,324	87.23%

Agriculture loans	1,072	0.20%	988	0.19%
Commercial and industrial loans	45,749	8.44%	44,332	8.48%

Total commercial loans	46,821	8.64%	45,320	8.67%

Total revolving credit and other consumer	13,997	2.58%	14,457	2.76%

All other loans	10,229	1.89%	7,005	1.34%

Gross loans	542,054	100.00%	523,106	100.0%
Unearned income on loans	(731)		(780)
Merger related fair value adjustment	868		972

Total non-covered loans	$542,191		$523,298

The following is a summary of information for impaired and nonaccrual loans at March 31, 2009, excluding FDIC covered assets (dollars in thousands):

Amount
Impaired loans without a valuation allowance	$18,907
Impaired loans with a valuation allowance	23,506

Total impaired loans	$42,413

Valuation allowance related to impaired loans	$4,333
Total nonaccrual loans	$9,870
Total loans 90 days or more past due and still accruing	$1,195
Average investment in impaired loans during the three months ending March 31, 2009	$34,315

Interest income recognized on impaired loans	$326

Interest income recognized on a cash basis on impaired loans	$326

See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset Quality for additional information regarding impaired loans.

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9. COVERED ASSETS

The Company is applying the provisions of SOP 03-3 to all loans acquired in the SFSB acquisition (the “covered loans”).

The following table reflects the contractual cash flows, cash flows expected at acquisition, and fair value of loans as of the acquisition date. These amounts were determined based upon the estimated remaining life of the covered loans, which includes the effects of prepayments.

At Acquisition
(In Thousands)	Total Loans
Contractually required principal and interest at acquisition	$431,081
Nonaccretable difference (expected losses of $99,648 and foregone interest of $72,157)	171,805

Cash flows expected to be collected at acquisition	$259,276
Accretable yield (interest component of expected cash flows)	61,023

Basis in acquired loans at acquisition	$198,253

As of January 1, 2009 there were no covered loans. As of March 31, 2009, the outstanding balance of the covered loans accounted for under SOP 03-3- is $289,604. The carrying amount as of March 31, 2009 is comprised of the following.

(Dollars in Thousands)	March 31, 2009
	Covered Loans
Open End 1-4 Family Loans	$8,481	4.48%
1-4 Family First Liens	132,674	70.10%

Total residential 1-4 family	141,155	74.58%

Owner occupied nonfarm nonresidential	—	0.00%
Non owner occupied nonfarm nonresidential	6,989	3.69%

Total commercial	6,989	3.69%

1-4 Family Construction	9,449	4.99%
Other construction and land dev.	21,281	11.25%

Total construction	30,730	16.24%

Second mortgages	9,785	5.17%
Multifamily	—	0.00%
Agriculture	250	0.13%

Total real estate loans	188,909	99.81%

Agriculture loans	—	0.00%
Commercial and industrial loans	—	0.00%

Total commercial loans	—	0.00%

	—
Total revolving credit and other consumer	361	0.19%

Total covered loans	$189,270	100.00%

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The change in the accretable yield balance since January 1, 2009 is as follows:

Accretable Yield
Balance at January 1, 2009	$—
Additions	61,023
Less Accretion	(2,950)
Reclassification from (to) Nonaccretable Yield	—

Balance at March 31, 2009	$58,073

These loans are not classified as nonperforming assets at March 31, 2009 as the loans are accounted for on a pooled basis and the pools are considered to be performing. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at March 31, 2009.

10. SHARED-LOSS AGREEMENTS AND FDIC INDEMNIFICATION ASSET

On January 30, 2009, the Company entered into a purchase and assumption agreement with shared-loss with the FDIC to assume all of the deposits and acquire certain assets of SFSB. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million of such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a “loss” on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made monthly until the end of the month in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements. The fair value of this loss sharing agreement is detailed below.

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in SFAS 141(R) Business Combinations. The FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and OREO and the loss sharing percentages outlined in the Purchase and Assumption Agreements with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding Indemnification Asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to loss expectations will also have an impact to the accretable yield for the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the yield on the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

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The following tables present the balances of the FDIC indemnification asset related to the SDSB transaction at January 30, 2009 (the transaction date) and March 31, 2009:

(In thousands)	January 30, 2009

Anticipated realizable loss	$108,756
Assumed loss sharing recovery percentage	approximately 80%

Estimated loss sharing value	86,988
Premium (discount)	(2,404)
FDIC indemnification asset	$84,584

March 31, 2009

Anticipated realizable loss remaining	$109,080
Assumed loss sharing recovery percentage	approximately 80%

Estimated loss sharing value	87,264
Premium (discount)	(2,284)

FDIC indemnification asset	$84,980

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11. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses, for the three months ended March 31, 2009 and 2008 (Predecessors), was comprised of the following:

(Dollars in thousands)	March 31, 2009	BOE Predecessor March 31, 2008	TFC Predecessor March 31, 2008
Beginning allowance	$6,939	$2,595	$3,036
Provision for loan losses	5,500	—	862
Recoveries of loans charged off	39	23	—
Loans charged off	(935)	(59)	(225)

Allowance at end of period	$11,543	$2,559	$3,673

At March 31, 2009, total impaired loans equaled $42.4 million, excluding FDIC covered assets. As required by the fair value accounting rules for the SFSB transaction in this quarter, no allowance for loan losses was recorded on loans acquired since the loans were recorded at fair value and adjusted for expected credit losses, less amounts to be reimbursed by the FDIC. For additional information regarding the accounting entries, see the Company’s Current Report on Form 8-K/A (Amendment No. 1) filed on April 17, 2009, under Note 2 — Description of the Pro Forma Purchase Accounting Adjustments.

The following table presents charge-offs and recoveries by loan category.

(dollars in thousands)	For the three months ended March 31, 2009			BOE Predecessor			TFC Predecessor
				For the three months ended March 31, 2008			For the three months ended March 31, 2008
	Charge-offs	Recoveries	Net Charge-offs	Charge-offs	Recoveries	Net Charge-offs	Charge-offs	Recoveries	Net Charge-offs
Open End 1-4 Family loans	$282	$—	$282	$—	$—	$—	$—	$—	$—
1-4 Family First Liens	—	—	—	—	—	—	—	—	—

Total residential 1-4 family	282	—	282	—	—	—	—	—	—

Owner occupied nonfarm nonresidential	—	—	—	—	—	—	—	—	—
Non owner occupied nonfarm nonresidential	—	—	—	—	—	—	—	—	—

Total commercial	—	—	—	—	—	—	—	—	—

1-4 Family Construction	267	14	253	—	—	—	—	—	—
Other construction and land development	—	—	—	—	—	—	—	—	—

Total construction	267	14	253	—	—	—	—	—	—

Second mortgages	34	—	34	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—	—	—	—

Total real estate loans	34	—	34	—	—	—	—	—	—

Agriculture loans	—	—	—	—	—	—	—	—	—
Commercial and industrial loans	250	1	249	—	2	(2)	185	—	185

Total commercial loans	833	15	818	—	2	(2)	185	—	185

Total revolving credit and other consumer	102	24	78	59	21	38	40	—	40

All other loans	—	—	—	—	—	—	—	—	—

Total non-covered loans	$935	$39	$896	$59	$23	$36	$225	$—	$225

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12. DEPOSITS

The following table provides interest-bearing deposit information by category for the dates indicated:

Balance by deposit type

Balance by deposit type	March 31, 2009	December 31, 2008
	(dollars in thousands)
NOW	$130,257	$76,575
MMDA	73,053	55,200
Savings	55,782	34,688
Time deposits less than $100,000	550,451	303,424
Time deposits greater than $100,000	235,108	276,762

Total interest-bearing deposits	$1,044,651	$746,649

13. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income or loss available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, including the effect of all potentially dilutive potential common shares outstanding attributable to stock instruments.

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
	(Dollars and shares in thousands, except per share data)
For the three months ended March 31, 2009
Basic EPS	$7,195	21,468	$0.34
Effect of dilutive stock awards	—	10	—

Diluted EPS	$7,195	21,478	$0.34

For the three months ended March 31, 2008
Basic EPS	$111	9,375	$0.01
Effect of dilutive stock awards	—	2,448	—

Diluted EPS	$111	11,823	$0.01

There were 9,015,151 shares in the Company available through options and warrants that were considered anti-dilutive at March 31, 2009.

BOE Predecessor

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
	(Dollars and shares in thousands, except per share data)
For the three months ended March 31, 2008
Basic EPS	$374	1,213	$0.31
Effect of dilutive stock awards	—	4	—

Diluted EPS	$374	1,217	$0.31

TFC Predecessor

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
	(Dollars and shares in thousands, except per share data)
For the three months ended March 31, 2008
Basic EPS	$(479)	4,587	$(0.10)
Effect of dilutive stock awards	—	—	—

Diluted EPS	$(479)	4,587	$(0.10)

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14. DEFINED BENEFIT PLAN

The Company adopted the Bank of Essex noncontributory, defined benefit pension plan for all full-time pre-merger Bank of Essex employees over 21 years of age. Benefits are generally based upon years of service and the employees’ compensation. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Components of Net Periodic Benefit Cost

(In thousands)	Three Months Ended March 31, 2009	BOE Predecessor Three Months Ended March 31, 2008	TFC Predecessor Three Months Ended March 31, 2008
Service cost	$92	$93	Not applicable
Interest cost	81	77
Expected return on plan assets	(53)	(80)
Amortization of prior service cost	1	1
Amortization of net obligation at transition	(1)	(1)
Amortization of net loss	22	4

Net periodic benefit cost	$142	$94

At March 31, 2009, no employer contributions have been made for the plan year. The Company is currently analyzing the Defined Benefit Plan as well as other alternatives, such as enhancing its Defined Contribution Plan (401(k)). A determination during fiscal 2009 will be made for the current and future benefits for all full-time employees of the combined entities. The plan was frozen to new entrants prior to BOE’s merger with the Company.

15. SUBSEQUENT EVENTS

On April 30, 2009, the Company’s Board of Directors declared a quarterly dividend of $0.04 per share with respect to the Company’s outstanding common stock. The dividend will be payable on May 29, 2009 to shareholders of record at the close of business on May 18, 2009.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the financial condition at March 31, 2009 and results of operations of the Company for the three months ended March 31, 2009 should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this report and in the Company’s Annual Report on Form 10-K/A (Amendment No. 3) for the year ended December 31, 2008.

Overview

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank, a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia.

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen branches are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market. The Bank also operates two loan production offices, one in Fairfax, Virginia, and one in Cumming, Georgia.

The Company generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Company’s cost of funds is a function of the average amount of interest-bearing deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. Additionally, the Bank earns non-interest income from service charges on deposit accounts and other fee or commission-based services and products. Other sources of non-interest income can include gains or losses on securities transactions, gains from loans sales, transactions involving bank-owned property, and income from Bank Owned Life Insurance (“BOLI”) policies. The Company’s income is offset by non-interest expense, which consists of goodwill impairment and other charges, salaries and benefits, occupancy and equipment costs, professional fees, and other operational expenses. The provision for loan losses and income taxes materially affect income.

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Recent Developments

General

The Company was initially formed as a blank check company under the name “Community Bankers Acquisition Corp.” As a “Targeted Acquisition Corporation”SM or “TAC,”SM the Company was formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company’s activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities.

Business Combinations

On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation (“TFC”), and BOE Financial Services of Virginia, Inc., a Virginia corporation (“BOE”). The transaction with TFC was valued at $53.0 million. Total consideration paid to TFC shareholders consisted of 6,544,840 shares of the Company’s common stock issued. The transaction resulted in total assets acquired at May 31, 2008 of $268.8 million, including $241.9 million of loans, and liabilities assumed were $241.7 million, including $232.1 million of deposits. The transaction with BOE was valued at $53.9 million. Total consideration paid to BOE shareholders consisted of 6,957,405 shares of the Company’s common stock issued. This transaction resulted in total assets acquired at May 31, 2008 of $317.6 million, including $233.3 million of loans, and liabilities assumed were $288.0 million, including $256.4 million of deposits. As a result of both mergers, the Company recorded $37.2 million of goodwill and $15.0 million of core deposit intangibles.

Immediately following the mergers with TFC and BOE, the Company operated TransCommunity Bank and Bank of Essex as separate banking subsidiaries. TransCommunity Bank’s offices operated under the Bank of Goochland, Bank of Powhatan, Bank of Louisa and Bank of Rockbridge division names. Effective July 31, 2008, TransCommunity Bank was consolidated into Bank of Essex under Bank of Essex’s state charter. As a result, the Company was a one-bank holding company at the September 30, 2008 reporting date.

Acquisition of Georgia Operations

On November 21, 2008, BOE acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation (“FDIC”), as Receiver for The Community Bank, Bank of Essex and the FDIC. Management evaluated the applicability of Statement of Financial Accounting Standards (“SFAS”) No.141 “Business Combinations”, as well as EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in determining the accounting for this transaction. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net assets acquired did not meet the definition of a “Business” as required by these authoritative standards. Accordingly, the transaction was accounted for as an asset purchase.

Pursuant to the terms of the Purchase and Assumption Agreement, Bank of Essex assumed approximately $619.0 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on the core deposits amounting to approximately $3.2 million. All deposits insured prior to the closing of the transaction maintained their current insurance coverage.

The Company also acquired assets amounting to approximately $87.5 million as follows (dollars in thousands):

Cash and cash equivalents	$54,439
Investment securities	31,304
Loans and accrued interest	1,593
Other assets	135
Total assets	$87,471

The loans acquired were those fully secured by deposit accounts. Bank of Essex did not purchase any additional loans as of December 31, 2008.

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The Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. As a result, the Bank purchased 175 loans totaling approximately $21 million on January 9, 2009. Also, the Bank had 90 days to evaluate and, at its sole option, purchase the premises and equipment. The Bank agreed to purchase all four former banking premises of TCB for $6.4 million on February 19, 2009.

Issuance of Preferred Stock

On December 19, 2008, under the Department of the Treasury’s TARP Capital Purchase Program, the Company issued to the U.S. Treasury 17,680 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock), and a 10-year warrant to purchase up to 780,000 shares of common stock at an exercise price of $3.40 per share, respectively. Cumulative dividends on the Series A Preferred Stock are payable at 5% per annum through December 19, 2013, and at a rate of 9% per annum thereafter. The warrant is exercisable at any time until December 19, 2018, and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events. If, on or prior to December 31, 2009, the Company receives aggregate gross cash proceeds of at least $17,680,000 from sales of Tier 1 qualifying perpetual preferred stock or common stock, the number of shares of common stock issuable upon exercise will be reduced by one-half of the original number of shares of common stock.

The Company received proceeds of $17.68 million for the Series A Preferred Stock and the Warrant. The Company allocated the proceeds based on a relative fair value basis between the Series A Preferred Stock and the Warrant, recording $16.64 million and $1.04 million, respectively. Fair value of the preferred stock was estimated based on a discounted cash flow model using an estimated life of 50 years and a discount rate of 12%. Fair value of the stock warrant was estimated using a Black-Scholes model assuming stock price volatility of 27.5%, a dividend yield of 0.5%, a risk-free rate of 1.35% and an expected life of five years. The $16.64 million of Series A Preferred Stock is net of a discount of $1.04 million. The discount will be accreted to the $17.68 million redemption price over a five year period. The accretion of the discount and dividends on the preferred stock reduce retained earnings.

Each share of Series A Preferred Stock issued and outstanding has no par value, has a liquidation preference of $1,000 and is redeemable at the Company’s option, subject to approval of the Federal Reserve, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through December 18, 2011, the Series A Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least approximately $4.4 million.

The Series A Preferred Stock has a preference over the Company’s common stock upon liquidation. Dividends on the preferred stock, if declared, are payable quarterly in arrears. The Company’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Company fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury’s TARP Capital Purchase Program, until at the earliest of December 19, 2011 or the redemption of all of the Series A Preferred Stock to third parties, the Company must obtain the consent of the U.S. Treasury to raise the Company’s common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions.

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Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB, Bank of Essex and the FDIC as Receiver for SFSB, the Bank of Essex and the FDIC.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their insurance coverage. Bank of Essex also acquired approximately $358 million in loans and other assets and agreed to provide loan servicing to SFSB’s existing loan customers. The Bank bid a negative $45 million for the net assets acquired.

The Bank has entered into shared-loss agreements with the FDIC with respect to certain covered assets acquired.

Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loan assets, on the first $118 million of all losses on such covered loans, and for 95% of losses on covered loans thereafter. Under the shared-loss agreements, a “loss” on a covered loan is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered asset. As described below, the reimbursements for losses on single family one-to-four residential mortgage loans are to be made monthly until the end of the month in which the 10th anniversary of the closing of the transaction occurs, and the reimbursements for losses on other loans are to be made quarterly until the end of the quarter in which the fifth anniversary of the closing of the transaction occurs. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements.

As a result of the acquisition of the operations of SFSB, the Company recorded a one-time gain of $16.2 million in the first quarter of 2009. See Note 4 to the Consolidated Financial Statements “Mergers and Acquisitions.”

Restatement of Goodwill

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

Caution About Forward-Looking Statements

The Company makes certain forward-looking statements in this Form 10-Q that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. These forward-looking statements are generally identified by phrases such as “the Company expects,” “the Company believes” or words of similar import.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors, including, without limitation, the effects of and changes in the following:

•	general economic and market conditions, either nationally or locally;

•	the interest rate environment;

•	competitive pressures among banks and financial institutions or from companies outside the banking industry;

•	real estate values;

•	the quality or composition of the Company’s loan or investment portfolios;

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•	the demand for deposit, loan, and investment products and other financial services;

•	the demand, development and acceptance of new products and services;

•	consumer profiles and spending and savings habits;

•	the securities and credit markets;

•	costs associated with the integration of banking and other internal operations;

•	the soundness of other financial institutions with which the Company does business;

•	inflation;

•	technology; and

•	legislative and regulatory requirements.

These factors and additional risks and uncertainties are described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and other reports filed from time to time by the Company with the Securities and Exchange Commission.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies

The following is a summary of the Company’s critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (“ALLL”) is maintained at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Since arriving at an appropriate ALLL involves a high degree of management judgment, an ongoing quarterly analysis to develop a range of estimated losses is utilized. In accordance with accounting principles generally accepted in the United States, best estimates within the range of potential credit loss to determine the appropriate ALLL is utilized. Credit losses are charged and recoveries are credited to the ALLL.

The Company utilizes an internal risk grading system for its loans. Those larger credits that exhibit probable or well defined credit weaknesses are subject to individual review. The borrower’s cash flow, adequacy of collateral coverage, and other options available to the Company, including legal remedies, are evaluated. The review of individual loans includes those loans that are impaired as defined by SFAS 114, Accounting by Creditors for Impairment of a Loan. Collectability of both principal and interest when assessing the need for loss provision is considered. Historical loss rates are applied to other loans not subject to specific allocations. The loss rates are determined from historical net charge offs experienced by the Banks.

Historical loss rates for commercial and retail loans are adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors that are considered include delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, level of recoveries to prior year’s charge offs, trend in loan losses, industry concentrations and their relative strengths, amount of unsecured loans and underwriting exceptions. These factors are reviewed quarterly and a weighted score is assigned depending on the level and extent of the risk. The total of each of these weighted factors is then applied against the applicable portion of the portfolio and the ALLL is adjusted to ensure an appropriate level.

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The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change.

Loans Acquired in a Transfer

The Company’s acquired loans from the SFSB acquisition (the “covered loans”), subject to SFAS 141(R) Business Combinations, are recorded at fair value and no separate valuation allowance is recorded at the date of acquisition. SOP 03-3, Loans and Debt Securities Acquired with Deteriorated Credit Quality applies to loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company is applying the provisions of SOP 03-3 to all loans acquired in the SFSB acquisition, not just the loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company has grouped loans together based on common risk characteristics including product type, delinquency status and loan documentation requirements among others.

The Company makes an estimate of the total cash flows it expects to collect from a pool of loans, which includes undiscounted expected principal and interest. The excess of that amount over the fair value of the pool is referred to as accretable yield. Accretable yield is recognized as interest income on a constant yield basis over the life of the pool. The Company also determines each pool’s contractual principal and contractual interest payments. The excess of that amount over the total cash flows it expects to collect from the pool is referred to as nonaccretable difference, which is not accreted into income. Judgmental prepayment assumptions are applied to both contractually required payments and cash flows expected to be collected at acquisition. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the accretable yield with the amount of periodic accretion adjusted over the remaining life of the pool. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss.

Income Taxes

The Company follows tax guidance, including the Financial Accounting Standards Board’s (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). In determining the appropriate level of income taxes to be recorded each reporting, management assesses the potential tax effects and records those amounts in both current and deferred tax accounts, whether may be an asset or liability. In addition, an income tax expense or benefit is determined, which is recorded on the consolidated income statement.

Goodwill and Other Intangible Assets

The Company adopted SFAS 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. As a result of the mergers with each of TFC and BOE at May 31, 2008, goodwill was initially recorded for $39.5 million. Subsequently, adjustments were recorded to properly reflect goodwill on the financial statements. The Company will assess goodwill for impairment as of the one year anniversary date of the mergers, at May 31, 2009.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

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Financial Condition

At March 31, 2009, the Company had total assets of $1.342 billion, an increase of $312.2 million or 30.31% from December 31, 2008. Non covered loans aggregated $542.2 million at March 31, 2009 increasing $18.9 million, or 3.61% from December 31, 2008. The Company’s securities portfolio increased $46.5 million, or 15.91% during the first quarter of 2009 to equal $339.0 million. The Company had Federal funds sold of $34.5 million at March 31, 2009 versus $10.2 million at year-end 2008.

The increase in asset size was primarily due to the SFSB transaction in Maryland. At March 31, 2009, SFSB had total loans aggregating $189.3 million and securities aggregating $4.9 million and Federal funds sold of $5.2 million. This comprised the most significant portion of the earning asset growth for the quarter. A FDIC indemnification asset of $85.0 million was also created due to the SFSB acquisition.

The Company is required to account for the effect of market changes in the value of securities available-for-sale (“AFS”) under SFAS 115. The market value of the March 31, 2009 securities AFS portfolio was $190.5 million at March 31, 2009, and the net unrealized gain on the AFS portfolio, net of taxes, was included as part of the accumulated other comprehensive income of $1.8 million. Since December 31, 2008, the interest rate environment has experienced declining rates, and as a result the AFS portfolio shifted from a net unrealized loss of $700,000 to a net unrealized gain of $3.0 million, exclusive of taxes.

Total deposits at March 31, 2009 were $1.105 billion at March 31, 2009 increasing $299.0 million from December 31, 2008. Deposit growth was attributed to the SFSB transaction, which was concentrated in certificates of deposit. At March 31, 2009, SFSB total deposits aggregated $296.9 million of which $221.4 million were time deposits. The Company’s total loans-to-deposits ratio was 66.17% at March 31, 2009 and 64.90% at December 31, 2008.

Stockholders’ equity at March 31, 2009 was $172.0 million and represented 12.81% of total assets. Stockholders’ equity was $164.4 million, or 15.96% of total assets at December 31, 2008.

Results of Operations

Net Income

Net income before dividends and accretion on preferred stock was $7.5 million for the three months ended March 31, 2009, compared with $111,000 for the same period in 2008. This net income for the current quarter does not include reductions for preferred stock dividends accrued and the accretion of the discount on preferred stock warrants; however, this is reflected as net income available to common stockholders and is included in earnings per share. For the three months ended March 31, 2009, net income available to common stockholders for was $7.2 million, which represented $0.34 per share on a fully diluted basis, versus $0.01 per share on a fully diluted basis for the same period in 2008. Earnings were driven by a gain for the SFSB transaction, which equaled $16.2 million, excluding taxes, and were related to the negative bid arrangement incorporated in the purchase and assumption agreement with the FDIC.

Non-accruing non covered loans were $9.9 million at March 31, 2009, or 1.82% of total loans. Non covered loans past due 90 days or more and accruing interest were $1.2 million at March 31, 2009. Net charge-offs on loans were $896,000 for the three months ended March 31, 2009.

Net Interest Income

The Company’s results of operations are significantly affected by its ability to manage effectively the interest rate sensitivity and maturity of its interest-earning assets and interest-bearing liabilities. At March 31, 2009, the Company’s interest-earning assets exceeded its interest-bearing liabilities by approximately $36.7 million, compared with a $137.9 million excess at December 31, 2008.

Net interest income was $8.7 million for the three months ended March 31, 2009 compared with $405,000 for the same period in 2008.

The net interest income is useful in determining the net interest margin and the net interest spread. The net interest margin is the net interest income for the reporting period divided by average earning assets for the same period. For the three months ended March 31, 2009, the net interest margin was 3.43%. The net interest spread is the difference between the yield on average earning assets and cost of funds associated with interest-bearing liabilities. For the three months ended March 31, 2009, the net interest spread was 3.25%.

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Components used in determining the net interest spread and the net interest margin, including yields on assets and costs of funds by category, are depicted in the following table:

COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEET

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Dollars in thousands)	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS
FDIC covered loans, including fees	$131,978	$2,950	8.94%
Loans non covered, including fees	534,566	8,457	6.33%
Interest bearing bank balances	41,676	121	1.16%
Federal funds sold	16,647	14	0.34%
Securities (taxable)	262,720	2,892	4.40%
Securities (tax exempt)(1)	76,978	1,147	5.96%

Total earning assets	1,064,565	15,581	5.85%
Allowance for loan losses	(9,110)
Non-earning assets	184,368

Total assets	$1,239,823

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand —
Interest bearing	$176,755	$689	1.56%
Savings	48,174	160	1.33%
Time deposits	718,708	5,269	2.93%

Total deposits	943,637	6,118	2.59%
Other borrowed
Federal Funds Purchased	268	—	—
FHLB and Other	45,548	347	3.05%

Total interest-bearing liabilities	989,453	6,465	2.61%
Non-interest bearing deposits	60,101
Other liabilities	24,914

Total liabilities	1,074,468
Stockholders’ equity	165,355

Total liabilities and stockholders’ equity	$1,239,823

Net interest income		$9,116

Net interest spread			3.25%

Net interest margin			3.43%

(1)	Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

A net interest margin analysis is not provided for the three months ended March 31, 2008 since there were no operations for the Company or interest-bearing liabilities.

Provision for Credit Losses

The Company’s provision for loan losses was $5.5 million for the first quarter of 2009.

Significant provisions were made to the loan loss reserve during the three months ended March 31, 2009, as economic conditions continued to show signs of deterioration. The provisions during this period are attributable to downgraded credits and further insulation from the economic downturn. Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company’s internal risk rating system. Provisions are primarily related to the loans originated with the Virginia

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operations. While the Maryland loan portfolio contains significant risk, it was considered in determining the initial fair value, which was reflected in adjustments recorded at the time of the SFSB transaction, less the FDIC guaranteed portion of losses on covered assets. Net-charge off activity has increased during recent quarters, a trend that is expected to continue until weakening economic conditions begin to subside. Please refer to the Asset Quality portion of this section for further analysis.

Noninterest Income

For the three months ended March 31, 2009, noninterest income was $17.1 million including the gain on the SFSB transaction of $16.2 million, compared with no noninterest income in the same period of 2008. Service charges on deposit accounts aggregated $571,000 and other noninterest income was $333,000.

As mentioned above, the Company recorded a one-time gain related to the negative bid for certain assets acquired and liabilities assumed from the SFSB transaction. The pre-tax gain of $16.2 million for the quarter was the primary contributor towards earnings for the quarter.

Noninterest Expenses

For the three month period ended March 31, 2009, noninterest expenses were $9.4 million. Salaries and employee benefits were $4.4 million and represented the largest component of this category. Other overhead costs included other operating expenses of $1.9 million, amortization of intangibles of $456,000, occupancy expenses of $580,000, equipment expense of $343,000, data processing fees of $742,000, professional fees of $700,000, and legal fees of $250,000.

Merger related expenses related to the SFSB transaction aggregated $987,000 for the three months ended March 31, 2009. Of this amount, $576,000 was related to various professional fees paid to complete the transaction. Additionally, one-time legal fees equaled $135,000, conversion for bank card expenses equaled $130,000 and other data processing conversion fees equaled $98,000. These merger related costs were included throughout the line items presented as noninterest expense within the income statement, and not included as an aggregate amount within “other operating expenses”.

Income Taxes

Income tax expense was $3.5 million for the three months ended March 31, 2009, compared with $74,000 for the same period in 2008. The substantial increase in the income tax expense was the direct result of the gain associated with the SFSB transaction.

The Company had a deferred tax asset of approximately $700,000 at March 31, 2009. Prior period net operating losses are a significant portion of the asset. Management has assessed the Company’s ability to recognize these losses and has concluded that it is more likely than not that the Company will be able to fully utilize them within the statutory allowed timeframe, therefore a valuation allowance was not deemed necessary. This assessment considered factors such as earnings history, budgeted earnings for 2009 and beyond and the cost savings under the consolidation of the subsidiary banks.

Supplemental Results of Operations Information for Predecessors

The following information represents a discussion and analysis of the results of operations of each of the Company’s predecessors for the three months ended March 31, 2008.

TransCommunity Financial Corporation (TFC)

Results of Operations

For the three months ended March 31, 2008, net loss was $479,000, or $.10 per share, resulting from a lower net interest margin, offset in part by lower overhead expenses.

Net interest income was $2.3 million for the three months ended March 31, 2008. Net interest margin was 4.06%

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For the three months ended March 31, 2008, the Company’s provision for loan losses was $862,000. The increase in loan loss reserves was due to a combination of the provisions required to support loan growth, plus downgraded loans and seasoning of the loan portfolio.

For the three months ended March 31, 2008, noninterest income was $263,000.

For the three months ended March 31, 2008, noninterest expenses were $2.5 million. Salaries and employee benefits were $1.4 million and represented 57.02% of all noninterest expenses for the quarter. Other overhead costs included other operating expenses of $350,000, occupancy expenses of $191,000, equipment expense of $169,000, data processing fees of $150,000, professional fees of $113,000 and legal fees of $83,000.

An income tax benefit of $244,000 was recorded for the three months ended March 31, 2008.

BOE Financial Services of Virginia, Inc. (BOE)

Results of Operations

For the three months ended March 31, 2008, net income was $374,000, or $0.31 per share. Increases in net interest income and non-interest income were exceeded by increases in non-interest expenses primarily due to merger and branch expansion activities.

Net interest income was $2.4 million for the three months ended March 31, 2008. Net interest margin was 3.72%.

For the three months ended March 31, 2008, the Company recorded no additions to its provision for loan losses.

For the three months ended March 31, 2008, noninterest income was $527,000. Service charges on deposit accounts represented 52.18% of noninterest income.

For the three months ended March 31, 2008, noninterest expenses were $2.5 million. Salaries and employee benefits were $1.3 million and represented 52.26% of all noninterest expenses for the quarter. Other overhead costs included other operating expenses of $515,000, equipment expense of $156,000, data processing fees of $144,000, occupancy expenses of $130,000, legal fees of $136,000, and professional fees of $92,000.

An income tax expense of $91,000 was recorded for the three months ended March 31, 2008.

Asset Quality

The allowance for loan losses represents management’s estimate of the amount appropriate to provide for probable losses inherent in the non-FDIC covered loan portfolio. Probable losses in the covered loans are incorporated in the fair market value analysis for the covered loans, and accordingly impact the covered loans balance and the FDIC indemnification asset balance, and not the allowance for loan losses. As such, the following asset quality information separates the covered loans from the non covered loans.

Total Non Covered Loans

The Company’s asset quality is continually monitored, and the Company’s management has established an allowance for loan losses that it believes is appropriate for the risk of loss inherent in the loan portfolio. Among other factors, management considers the Company’s historical loss experience, the size and composition of the loan portfolio, the value and appropriateness of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses, which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to appropriateness, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies.

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The Company maintains a list of loans that have potential weaknesses that may need special attention. This nonperforming loan list is used to monitor such loans and is used in the determination of the appropriateness of the Company’s allowance for loan losses. At March 31, 2009, nonperforming assets, excluding FDIC covered assets, totaled $11.5 million compared with $5.2 million at December 31, 2008. Net loan charge-offs were $896,000 for the three months ended March 31, 2009.

At March 31, 2009, nonaccrual loans, excluding FDIC covered assets, were $9.9 million or 1.82% of total loans.

Nationally, industry concerns over asset quality have increased due in large part to issues related to subprime mortgage lending, declining real estate activity and general economic concerns. While the Company has experienced reduced residential real estate activity, the markets in which the Company operates indicate a weakened economic condition. While the Company incurred appropriate provisions for loan losses and thus an adequate level of allowance for loan losses, there has been continued deterioration in the quality of the loan portfolio. Residential loan demand has moderated somewhat, but the Company is still experiencing continued loan demand, particularly in commercial real estate. Management will continue to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company’s portfolio, particularly those tied to residential real estate, and adjust the allowance for loan losses accordingly.

The following table sets forth selected asset quality data, excluding FDIC covered assets, and ratios for the dates indicated:

(dollars in thousands)	March 31, 2009	December 31, 2008
Nonaccrual loans	$9,870	$4,534
Loans past due over 90 days	1,195	397
Other real estate owned	412	223

Total nonperforming assets	$11,477	$5,154

Balances
Allowance for loan losses	$11,543	$6,939
Average loans during quarter, net of unearned income	$534,566	$511,042
Loans, net of unearned income	$542,191	$523,298

Ratios
Allowance for loan losses to loans	2.13%	1.33%
Allowance for loan losses to nonperforming assets	100.58%	134.63%
Nonperforming assets to loans & other real estate	2.12%	0.98%
Net charge-offs for quarter to average loans, annualized	0.26%	0.32%

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A further breakout of nonaccrual loans, excluding covered loans, at March 31, 2009 and December 31, 2008 is below:

(Dollars in Thousands)	March 31, 2009			December 31, 2008
	Amount of Non Accrual	Non Covered Loans	Percentage of Non Covered Loans	Amount of Non Accrual	Non Covered Loans	Percentage of Non Covered Loans
Open End 1-4 Family Loans	$12	$29,388	0.04%	$276	$30,323	0.91%
1-4 Family First Liens	860	106,563	0.81%	318	99,284	0.32%

Total residential 1-4 family	872	135,951	0.64%	594	129,607	0.46%

Owner occupied nonfarm nonresidential	53	59,922	0.09%	200	63,218	0.32%
Non owner occupied nonfarm nonresidential	3,693	106,125	3.48%	582	93,872	0.62%

Total commercial	3,746	166,047	2.26%	782	157,090	0.50%

1-4 Family Construction	1,232	31,321	3.93%	1,194	36,277	3.29%
Other construction and land dev.	2,297	106,525	2.16%	461	103,238	0.45%

Total construction	3,529	137,846	2.56%	1,655	139,515	1.19%

Second mortgages	629	15,490	4.06%	497	15,599	3.19%
Multifamily	—	10,352	0.00%	—	9,370	0.00%
Agriculture	433	5,321	8.14%	433	5,143	8.42%

Total real estate loans	9,209	471,007	1.96%	3,961	456,324	0.87%

Agriculture loans	223	1,072	20.80%	—	988	0.00%
Commercial and industrial loans	—	45,749	0.00%	224	44,332	0.51%

Total commercial loans	223	46,821	0.48%	224	45,320	0.49%

Total revolving credit and other consumer	110	13,997	0.79%	25	14,457	0.17%
All other loans	328	10,229	3.21%	324	7,005	4.63%

Gross loans	$9,870	$542,054	1.82%	$4,534	$523,106	0.87%

Total Delinquencies

The following table presents a summary of non covered loans, greater than 30 days and less than 90 days past due at the dates indicated (dollars in thousands):

	March 31, 2009	December 31, 2008
30-89 Days Past Due	15,581	15,191
% of Non Covered Loans	2.87%	2.90%

Covered Loans

Covered loans are not classified as nonperforming assets at March 31, 2009 as the loans are accounted for on a pooled basis and the pools are considered to be performing. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at March 31, 2009.

40

Impairments

See Note 11 to the unaudited consolidated financial statements for information related to the allowance for loan losses. At March 31, 2009, total impaired loans equaled $42.4 million, excluding FDIC covered assets.

Impaired loans, by definition, are loans where management believes that it is more likely than not that the borrower will not be able to fully meet its contractual obligations, including all principal and interest payments. Under our current internal loan grading system, this would include all loans adversely classified “substandard” or worse. These impaired loans have been determined through analysis, appraisals, or other methods used by management.

During the recent review of impaired loans, it was determined that loans risk graded as “watch/special mention” were included along with the listing of “substandard” or “doubtful” loans reported as impaired loans. “Watch/special mention” loans, by definition within the Bank’s credit policy, are loans where management expects to be repaid under the contractual terms. Therefore, “watch/special mention” loans do not meet the definition of impaired loans.

In the original Form 10-Qs filed by the Company for 2009, management included all “watch/special mention” loans in addition to those deemed “substandard” and “doubtful” as impaired loans. Those loans internally rated “watch” or “special mention”, by definition within the Bank’s credit policy, are loans that are expected to be repaid under the contractual terms and are not considered impaired. As a result, loans previously classified as impaired would have more accurately been reflected as detailed in the following table.

As previously reported:

(dollars in thousands)
March 31, 2009
Impaired with a valuation allowance	$23,506
Impaired without a valuation allowance	57,213

Total impaired loans	$80,719

Under the Company’s new loan grading system:

(dollars in thousands)
March 31, 2009
Impaired with a valuation allowance	$23,506
Impaired without a valuation allowance	18,907

Total impaired loans	$42,413

The Company has restated its reporting of impaired loans in this report, and intends to consistently apply its internal loan risk rating system under the prescribed format in future reporting periods. The Company has determined that this application will not have, or would have had, a material impact on its financial statements.

Capital Requirements

The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Company seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Company.

The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. “Tier 1 Capital” is defined as a combination of common and qualifying preferred stockholders’ equity less goodwill. “Tier 2 Capital” is defined as qualifying subordinated debt and a portion of the allowance for loan losses. “Total Capital” is defined as Tier 1 Capital plus Tier 2 Capital.

Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories

41

according to degree of risk and assigned a risk-weighting and the resulting total is risk-weighted assets. “Tier 1 Risk-based Capital” is Tier 1 Capital divided by risk-weighted assets. “Total Risk-based Capital” is Total Capital divided by risk-weighted assets. The Leverage ratio is Tier 1 Capital divided by total average assets.

At March 31, 2009, the Company’s ratio of total capital to risk-weighted assets was 18.16%. The ratio of Tier 1 capital to risk-weighted assets was 16.96%, and the leverage ratio (Tier 1 capital to average adjusted total assets) was 9.97%. All three ratios exceed capital adequacy guidelines outlined by its regulator, and the Company is considered “well-capitalized”. At December 31, 2008, the Company’s ratio of total capital to risk-weighted assets was 20.00%. The ratio of Tier 1 Capital to risk-weighted assets was 18.92%, and the leverage ratio (Tier 1 capital to average adjusted total assets) was 12.54%. The Company has trust preferred subordinated debt that qualifies as regulatory capital. This trust preferred debt has a 30-year maturity with a 5-year call option, and was issued at a rate of three month LIBOR plus 3.00%, and was priced at 4.46% in the first quarter of 2009.

Liquidity

Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Company’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customer’s credit needs.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its clients and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

42

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in market risk as of March 31, 2009 to the disclosures included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Form 10-Q, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer (“the Certifying Officers”), conducted evaluations of the Company’s disclosure controls and procedures. As defined under Section 13a — 15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including the Certifying Officers, to allow timely decisions regarding required disclosures.

Based on this evaluation, the Certifying Officers have concluded that the Company’s disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company’s disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder. Such conclusion was believed to have been initially based on errors related to the accrual of certain costs related to the goodwill acquired through the Company’s mergers with TFC and BOE. Following additional review, these officers have concluded that the errors related to accounting adjustments for subsidiary costs that were applied in the Company’s two mergers. These officers believe that the corrections of these errors have been handled as contemplated by the requirement for disclosure controls and procedures under the Exchange Act.

Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. In the Annual Report on Form 10-K for the year ended December 31, 2008, management’s assessment of the effectiveness of the Company’s internal control over financial reporting reported a material weakness regarding the accounting for non-routine transactions, as described below.

Subsequent to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, management identified errors related to the Company’s accounting for subsidiary costs that were applied in the Company’s mergers with TFC and BOE. The errors were based on the failure of the Company to reconcile merger-related goodwill on a regular basis and errors in the calculation of certain elements of goodwill and resulted in the entry of an amount in excess of the actual accrued merger costs. This material misstatement resulted in an overstatement of goodwill and retained earnings at September 30, 2008. It also resulted in an understatement of salaries and employee benefits expense and an overstatement of net income, each by $375,000, for the three and nine months ended September 30, 2008. Other errors resulted in the reclassification of material amounts on the balance sheet related to the business combination.

During the evaluation of these accounting errors, the Certifying Officers concluded that they were the result of a material weakness in the Company’s internal control over financial reporting with respect to the accounting for non-routine transactions. A material weakness is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or combination of deficiencies, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. Specifically, the Company’s policies and procedures did not provide for timely review of significant non-routine transactions and related accounting entries.

43

Remediation Steps to Address Material Weakness

As a result of the errors described above, the Company will restate certain financial statements included in its Quarterly Report on Form 10-Q for the period ended September 30, 2008. The errors occurred as a result of the miscalculations of accounting entries and did not result from any fraudulent activities. The errors were nonrecurring and noncash in nature. The Company continues to evaluate its financial accounting staff levels and expertise and is implementing appropriate oversight and review procedures. The Company believes that it is taking the necessary corrective actions to eliminate the material weakness.

There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company, including its subsidiaries, is a party or of which the property of the Company is subject.

Item 1A.	Risk Factors

At May 11, 2009, there were no material changes to the risk factors previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

None

44

Item 6.	Exhibits

Exhibit No.	Description

2.1	Purchase and Assumption Agreement, dated at January 30, 2009, by and among the Federal Deposit Insurance Corporation, Receiver of Suburban Federal Savings Bank, Crofton, Maryland, Bank of Essex and the Federal Deposit Insurance Corporation(1)

31.1	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer*

31.2	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer*

32.1	Section 1350 Certifications*

*	Filed herewith.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 5, 2009 (File No. 001-32590).

45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY BANKERS TRUST CORPORATION
(Registrant)

Bruce E. Thomas
Senior Vice President and Chief Financial Officer

Date: March     , 2010

46

Appendix C

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-Q/A

(Amendment No. 1)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-32590

COMMUNITY BANKERS TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-2652949
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

4235 Innslake Drive, Suite 200
Glen Allen, Virginia	23060
(Address of principal executive offices)	(Zip Code)

(804) 934-9999

(Registrant’s telephone number, including area code)

not applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

At August 3, 2009, there were 21,468,455 shares of the Company’s common stock outstanding.

EXPLANATORY NOTE

The Registrant hereby amends its Quarterly Report on Form 10-Q for the period ended June 30, 2009 (filed on August 10, 2009 with the Securities and Exchange Commission (the “Commission”)), as set forth in this Quarterly Report on Form 10-Q/A (Amendment No. 1).

This Form 10-Q/A includes certain financial statements and related information with respect to each of the Registrant’s predecessors (TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc.), as the Registrant was a special purpose acquisition company with nominal results prior to the acquisition of each of these entities on May 31, 2008. This Form 10-Q/A also includes enhanced disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality in response to comments from the Commission.

2

COMMUNITY BANKERS TRUST CORPORATION

FORM 10-Q/A

June 30, 2009

3

PART I — FINANCIAL INFORMATION

Item 1.   Financial Statements

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AT JUNE 30, 2009 AND DECEMBER 31, 2008

(dollars in thousands)

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(Restated)	(Restated)
ASSETS
Cash and due from banks	$20,110	$10,864
Interest bearing bank deposits	14,158	107,376
Federal funds sold	25,830	10,193

Total cash and cash equivalents	60,098	128,433

Securities available for sale, at fair value	178,923	193,992
Securities held to maturity, at cost (fair value of $131,752 and $94,966, respectively)	130,113	94,865
Equity securities, restricted, at cost	6,838	3,612

Total securities	315,874	292,469

Loans held for sale	668	200

Loans covered by FDIC shared-loss agreement (Note 9)	178,312	—
Loans non covered	551,799	523,298

Total loans	730,111	523,298
Allowance for loan losses	(12,185)	(6,939)

Net loans	717,926	516,359

FDIC indemnification asset (Note 10)	83,591	—
Bank premises and equipment	37,484	24,111
Other real estate owned, covered by FDIC shared-loss agreement	12,521	—
Other real estate owned, non covered	864	223
Bank owned life insurance	6,415	6,300
FDIC receivable for expenses incurred	1,173	—
Core deposit intangibles, net	18,211	17,163
Goodwill (Note 5)	13,152	37,184
Other assets	8,297	7,798

Total assets	$1,276,274	$1,030,240

LIABILITIES
Deposits:
Noninterest bearing	$59,949	$59,699
Interest bearing	1,007,498	746,649

Total deposits	1,067,447	806,348
Federal Home Loan Bank advances	37,000	37,900
Trust preferred capital notes	4,124	4,124
Other liabilities	21,526	17,465

Total liabilities	$1,130,097	$865,837

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 shares authorized $0.01 par value; 17,680 shares issued and outstanding)	$17,680	$17,680
Discount on preferred stock	(943)	(1,031)
Warrants on preferred stock	1,037	1,037
Common stock (50,000,000 shares authorized $0.01 par value; 21,468,455 shares issued and outstanding)	215	215
Additional paid in capital	144,506	146,076
Retained earnings	(16,388)	1,691
Accumulated other comprehensive income (loss)	70	(1,265)

Total stockholders’ equity	$146,177	$164,403

Total liabilities and stockholders’ equity	$1,276,274	$1,030,240

See accompanying notes to unaudited consolidated financial statements

4

COMMUNITY BANKERS TRUST CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(dollars and shares in thousands, except per share data)

(unaudited)

	For the three months ended		For the six months ended		BOE Predecessor For the five months ended	TFC Predecessor For the five months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	May 31, 2008	May 31, 2008
	(Restated)		(Restated)		(Note 1)	(Note 1)
Interest and dividend income
Interest and fees on non covered loans	$8,959	$2,704	$17,416	$2,704	$6,737	$6,849
Interest and fees on FDIC covered loans	4,278	—	7,228	—	—	—
Interest on federal funds sold	12	46	26	46	18	26
Interest on deposits in other banks	81	—	202	—	—	—
Interest and dividends on securities
Taxable	2,607	282	5,499	687	465	236
Nontaxable	820	110	1,577	110	555	—

Total interest income	16,757	3,142	31,948	3,547	7,775	7,111
Interest expense
Interest on deposits	6,299	1,027	12,417	1,027	3,266	3,295
Interest on federal funds purchased	4	13	4	13	21	23
Interest on other borrowed funds	386	80	733	80	458	—

Total interest expense	6,689	1,120	13,154	1,120	3,745	3,318

Net interest income	10,068	2,022	18,794	2,427	4,030	3,793
Provision for loan losses	540	234	6,040	234	200	1,348

Net interest income after provision for loan losses	9,528	1,788	12,754	2,193	3,830	2,445

Noninterest income
Service charges on deposit accounts	618	180	1,189	180	464	342
Gain on SFSB transaction	—	—	16,204	—	—	—
Gain on securities transactions, net	341	—	293	—	6	—
Gain (loss) on sale of other real estate	109	—	63	—	(92)	—
Other	554	119	981	119	476	87

Total noninterest income	1,622	299	18,730	299	854	429

Noninterest expense
Salaries and employee benefits	5,028	574	9,454	574	2,493	3,708
Occupancy expenses	554	112	1,134	112	216	318
Equipment expenses	419	108	762	108	286	295
Legal fees	305	99	555	99	306	106
Professional fees	456	100	1,156	100	325	1,029
FDIC assessment	744	16	874	16	11	95
Data processing fees	732	104	1,474	104	394	1,917
Amortization of intangibles	654	149	1,110	149	—	—
Impairment of goodwill	24,032	—	24,032	—	52	—
Other operating expenses	1,592	453	3,353	673	799	761

Total noninterest expense	34,516	1,715	43,904	1,935	4,882	8,229

Income (loss) before income taxes	(23,366)	372	(12,420)	557	(198)	(5,355)
Income tax expense (benefit)	(14)	84	3,476	158	10	1,454

Net income (loss)	$(23,352)	$288	$(15,896)	$399	$(188)	$(3,901)
Dividends accrued on preferred stock	220	—	438	—	—	—
Accretion of discount on preferred stock	45	—	88	—	—	—

Net income (loss) available to common stockholders	$(23,617)	$288	$(16,422)	$399	$(188)	$(3,901)

Net income (loss) per share — basic	$(1.10)	$0.02	$(0.76)	$0.04	$(0.15)	$(0.85)

Net income (loss) per share — diluted	$(1.10)	$0.02	$(0.76)	$0.03	$(0.15)	$(0.85)

Weighted average number of shares outstanding basic	21,468	13,407	21,468	11,391	1,214	4,587
diluted	21,468	15,283	21,468	13,553	1,214	4,587

See accompanying notes to unaudited consolidated financial statements

5

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(unaudited)

	For the six months ended		BOE Predecessor For the five months ended May 31, 2008	TFC Predecessor For the five months ended May 31, 2008
	June 30, 2009	June 30, 2008
	(Restated)		(Note 1)	(Note 1)
Operating activities:
Net income (loss)	$(16,422)	$399	$(188)	$(3,901)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and intangibles amortization	2,043	271	335	240
Provision for loan losses	6,040	234	200	1,348
Amortization of premiums and accretion of discounts, net	(6,288)	8	36	(13)
Change in loans held for sale	(468)	535	(119)	—
Net gain on SFSB transaction	(16,204)	—	—	—
Prior period goodwill adjustment	(2,899)	—	—	—
Impairment of goodwill	24,032	—	52	—
Stock-based compensation expense	—	—	—	178
Net (gain) on sale of securities	(293)	—	(6)	—
Net (gain)/loss on sale of OREO	(63)	—	92	—
Net (gain) loss on sale of loans	20	(12)	(90)	—
Loss on write down of LLC membership	—	—	88	—
Changes in assets and liabilities:
(Increase)/decrease in other assets	17,836	(4,022)	(409)	(1,285)
Increase/(decrease) in accrued expenses and other liabilities	2,778	2,065	897	2,874

Net cash (used in) provided by operating activities	10,112	(522)	888	(559)

Investing activities:
Proceeds from securities	98,329	56,342	2,364	12,605
Purchase of securities	(108,075)	—	(3,350)	(7,205)
Cash received from SFSB transaction	35,662	10,016	—	—
Net increase in loans	(2,126)	(11,230)	(11,870)	(37,358)
Purchase of premises and equipment, net	(14,268)	(114)	(523)	(164)

Net cash (used in) provided by investing activities	9,522	55,014	(13,379)	(32,122)

Financing activities:
Net increase (decrease) in noninterest bearing and interest bearing demand deposits	(45,898)	4,919	11,789	28,536
Net (decrease) in federal funds purchased	—	(1,287)	1,965	5,218
Issuance of common stock	—	—	56	—
Cash paid to shareholders for converted shares	—	(10,843)	—	—
Cash paid to reduce FHLB borrowings	(38,425)	—	900	—
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	(1,570)	—	—	—
Cash dividends paid	(2,076)	—	(535)	(1,152)

Net cash (used in) provided by financing activities	(87,969)	(7,211)	14,175	32,602

Net increase (decrease) in cash and cash equivalents	(68,335)	47,281	1,684	(79)

Cash and cash equivalents:
Beginning of the period	$128,433	$162	$4,100	$4,311

End of the period	$60,098	$47,443	$5,784	$4,232

Supplemental disclosures of cash flow information:
Interest paid	$13,640	$1,156	$3,902	$3,195
Income taxes paid	250	—	127	—
Transfers of OREO property	640	224
Transactions related to acquisition
Increase in assets and liabilities:
Loans, net	$198,253	$471,864
Other real estate owned	9,416	—
Securities	4,954	68,306
FDIC indemnification	84,584	—
Fixed assets, net	37	—
Other assets	6,281	89,857
Deposits	302,756	491,462
Borrowings	37,525	32,359
Other liabilities	1,757	8,861

See accompanying notes to unaudited consolidated financial statements

6

COMMUNITY BANKERS TRUST CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

General

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the “Bank”), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia. Bank of Essex changed its name to Essex Bank on April 20, 2009.

The Company was initially formed as a special purpose acquisition company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company’s activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation (“TFC”), and BOE Financial Services of Virginia, Inc., a Virginia corporation (“BOE”). The Company changed its corporate name in connection with the acquisitions. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland (“SFSB”).

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

The consolidated statements presented include accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts have been eliminated. In the opinion of management, the accompanying financial statements contain all adjustments necessary to fairly present the financial position of the Company at each of June 30, 2009 and December 31, 2008. The statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes to consolidated financial statements included in the Company’s Annual Report on Form 10-K/A (Amendment No. 3) for the year ended December 31, 2008. In the opinion of management, all adjustments (consisting of normal accruals) were made that are necessary to present fairly the financial position of the Company at June 30, 2009, and the results of its operations and its cash flows for the three and six months ended June 30, 2009 and 2008.

The statements and related notes have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) are not presented pursuant to such rules and regulations, because the periods reported are not comparable.

Predecessors

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company’s operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company’s predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company’s operations, revenues and expenses after the acquisitions are most similar in all respects to those of BOE’s and TFC’s historical periods. Accordingly, the historical statements of operations for the five months ended May 31, 2008 and statements of cash flows for the five months ended May 31, 2008 of each of TFC and BOE have been presented.

7

2. ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to GAAP and to the general practices within the banking industry. The interim financial statements have not been audited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial statements have been included. Operating results for the three and six month period ended June 30, 2009, are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

The June 30, 2009 consolidated financial statements and accompanying notes have been restated for amendments to the original estimated values related to the acquisition of the Maryland operations.

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

The Company’s financial statements are prepared in accordance with GAAP. The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change. In preparing the financial statements, the Company has evaluated events and transactions occurring subsequent to the financial statement date through the filing date of August 10, 2009 for potential recognition or disclosure.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. The Company adopted SFAS 157 on January 1, 2008. The FASB approved a one-year deferral for the implementation of the Statement for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted the provisions of SFAS 157 for nonfinancial assets and liabilities as of January 1, 2009 without a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)). The Standard significantly changed the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements, at this time.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” FSP SFAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The FSP is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of FSP SFAS 141(R)-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP SFAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. Earlier adoption is permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP SFAS 157-4 to have a material impact on its (consolidated) financial statements.

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In April 2009, the FASB issued FSP SFAS 107-1 and Accounting Principles Board (APB) 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSP SFAS 107-1 and APB 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, the FSP amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP SFAS 107-1 and APB 28-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP SFAS 115-1 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP FAS 115-1 and SFAS 124-2 amend other-than-temporary impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP SFAS 115-1 and SFAS 124-2 are effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP SFAS 115-1 and SFAS 124-2 to have a material impact on its consolidated financial statements.

In April 2009, the SEC issued Staff Accounting Bulletin No. 111 (SAB 111). SAB 111 amends and replaces SAB Topic 5.M. in the SAB Series entitled “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.” SAB 111 maintains the SEC Staff’s previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. The Company does not expect the implementation of SAB 111 to have a material impact on its consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” (SFAS 165) to provide guidance on when a subsequent event should be recognized in the financial statements. Subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet should be recognized at the balance sheet date. Subsequent events that provide evidence about conditions that arose after the balance sheet date but before financial statements are issued, or are available to be issued, are not required to be recognized. The date through which subsequent events have been evaluated must be disclosed as well as whether it is the date the financial statements were issued or the date the financial statements were available to be issued. For nonrecognized subsequent events which should be disclosed to keep the financial statements from being misleading, the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, should be disclosed. The standard is effective for interim or annual periods ending after June 15, 2009. See Note 14 for the Company’s evaluation of subsequent events.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140,” (SFAS 166). SFAS 166 limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor’s continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is removed from SFAS 140 along with the exception from applying FIN 46(R). The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect SFAS 166 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R),” (SFAS 167). The standard amends FASB Interpretation Number (FIN) 46(R) to require a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance. Ongoing reassessments of whether a company is the primary beneficiary is also required by the standard. SFAS 167 amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were available under FIN 46(R). SFAS 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. The Company does not expect SFAS 167 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (SFAS 168). SFAS 168 establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative generally accepted accounting principles for nongovernmental entities. SFAS 168 is effective for interim and annual periods ending after September 15, 2009, and is not expected to have a material impact on the Company’s consolidated financial statements.

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In June 2009, the SEC issued Staff Accounting Bulletin No. 112 (SAB 112). SAB 112 revises or rescinds portions of the interpretative guidance included in the codification of SABs in order to make the interpretive guidance consistent with current U.S. GAAP. The Company does not expect the adoption of SAB 112 to have a material impact on its consolidated financial statements.

4. MERGERS AND ACQUISITIONS

Business Combinations

On May 31, 2008, the Company acquired each of TFC and BOE. The transaction with TFC was valued at $53.0 million. Total consideration paid to TFC shareholders consisted of 6,544,840 shares of the Company’s common stock issued. The transaction resulted in total assets acquired at May 31, 2008 of $268.8 million, including $241.9 million of loans, and liabilities assumed were $241.7 million, including $232.1 million of deposits. The transaction with BOE was valued at $53.9 million. Total consideration paid to BOE shareholders consisted of 6,957,405 shares of the Company’s common stock issued. This transaction resulted in total assets acquired at May 31, 2008 of $317.6 million, including $233.3 million of loans, and liabilities assumed were $288.0 million, including $256.4 million of deposits. Due to the mergers with each of TFC and BOE, the Company recorded approximately $37.2 million in goodwill and $15.0 million in core deposit intangibles as of May 31, 2008.

Immediately following the mergers with TFC and BOE, the Company operated TransCommunity Bank and the Bank as separate banking subsidiaries. TransCommunity Bank’s offices operated under the Bank of Goochland, Bank of Powhatan, Bank of Louisa and Bank of Rockbridge division names. Effective July 31, 2008, TransCommunity Bank was consolidated into the Bank under the Bank’s state charter. As a result, the Company was a one-bank holding company at the September 30, 2008 reporting date.

Acquisition of Georgia Operations

On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation (“FDIC”), as Receiver for The Community Bank, Bank of Essex and the FDIC. Management evaluated the applicability of Statement of Financial Accounting Standards (“SFAS”) No.141, “Business Combinations”, as well as EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in determining the accounting for this transaction. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net assets acquired did not meet the definition of a “Business” as required by these authoritative standards. Accordingly, the transaction was accounted for as an asset purchase.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619.0 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on the core deposits amounting to approximately $3.2 million. All deposits insured prior to the closing of the transaction maintained their current insurance coverage.

The Company also acquired assets of $87.5 million as follows (dollars in thousands):

Cash and cash equivalents	$54,439
Investment securities	31,304
Loans and accrued interest	1,593
Other assets	135

Total assets	$87,471

The loans acquired were those fully secured by deposit accounts. The Bank did not purchase any additional loans as of December 31, 2008.

The Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. As a result, the Bank purchased 175 loans totaling approximately $21 million on January 9, 2009. Also, the Bank had 90 days to evaluate and, at its sole option, purchase the premises and equipment. The Bank agreed to purchase all four former banking premises of TCB for $6.4 million on February 19, 2009.

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Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB, the Bank and the FDIC.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $358 million in loans and other assets and agreed to provide loan servicing to SFSB’s existing loan customers. The Bank bid a negative $45 million for the net assets acquired.

The Bank has entered into shared-loss agreements with the FDIC with respect to certain covered assets acquired. See Notes 9 and 10 for additional information related to certain assets covered under the FDIC shared-loss agreements.

In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in SFAS 141(R), “Business Combinations”. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed. The following table provides the allocation of the negative bid in the financial statements, based on those analyses (dollars in thousands):

SFSB
Negative bid on SFSB transaction	$45,000

Adjustments to assets acquired and liabilities assumed:
Fair value adjustments:
Loans	(102,011)
Foreclosed real estate	(10,428)
FDIC Indemnification	84,584
Deposits	(1,455)
Core deposit intangible	2,158
Other adjustments	(1,644)

Net assets acquired, pre-tax	16,204

Deferred tax liability	(5,509)

Net assets acquired, net of tax	$10,695

Fair value of assets acquired
Cash and cash equivalents	$54,717
Investment securities	4,954
Loans receivable	198,253
Foreclosed real estate	9,416
FDIC Indemnification	84,584
Other assets	6,318

Fair value of assets acquired	$358,242

Fair value of liabilities assumed
Deposits	$302,756
FHLB advances	37,525
Deferred taxes	5,509
Other liabilities	1,757

Fair value of liabilities assumed	$347,547

Net assets acquired at fair value	$10,695

As a result of the acquisition of the operations of SFSB, the Company recorded a one-time gain of $16.2 million in the first quarter of 2009.

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The Company engaged two external firms to assess credit quality and fair market value of the loan portfolio. An external firm performed a 100% credit review on the entire portfolio and classified each of the loans into several homogenous pools of credit risk and levels of impairment. An external firm specializing in fair market valuations then used the credit review results to determine the current fair market as defined in SFAS No. 157, “Fair Value Measurements” (ASC 820 Fair Value Measurements and Disclosures). The fair value assessment was based on several measures, including asset quality, contractual interest rates, current market interest rates, and other underlying factors and the analysis divided the portfolio into the following segments:

•	Acquisition, development, and construction loans

•	Residential first mortgage loans

•	Consumer real estate loans

•	Commercial real estate loans

The following three general approaches were used in the valuation analyses – the asset-based approach, the market approach, and the income approach.

Certificate of deposits (CDs) and the core deposit intangible (premium paid to acquire the core deposits of SFSB) were marked to market using a third-party analysis of cash flow, interest rate, maturity dates or weighted average life, balances, attrition rates, and current market rates.

The Company has reviewed certain contracts between SFSB and its vendors in order to identify any efficiencies from the merger through contract cancellation. Costs of cancelling certain contracts that are material would change the amount of the gain recorded.

Supplemental pro forma information reflecting the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination had occurred at the beginning of the annual reporting period, and similar comparative information for the prior year, has not been disclosed. Management has determined that it is impracticable to provide this information due to a lack of reliability of financial information produced by SFSB prior to the acquisition and the costs that would be incurred to reproduce the information with an appropriate level of reliability.

5. GOODWILL AND INTANGIBLE ASSETS

The Company follows SFAS 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Provisions within SFAS 142 discontinue any amortization of goodwill and intangible assets with indefinite lives, and require at least an annual impairment review or more often if certain impairment conditions exist. With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded. Goodwill was assessed for potential impairment as of May 31, 2009, the anniversary date of the mergers.

Since the mergers in 2008, there has been further decline in economic conditions, which has significantly affected the banking sector and the Company’s financial condition and results. The Company’s average closing stock price during the second quarter of 2008 and 2009 was $6.64 per share and $3.67 per share, respectively, which represented a 44.73% decline. On the last business day prior to May 31, 2009, the closing stock price was $3.10 per share.

The initial step in identifying potential impairment involves comparing the current fair value of such goodwill to its recorded or carrying amount. If the carrying value exceeds such fair value, there is possible impairment. Next, a second step is performed to determine the amount of the impairment, if any. This step requires a comparison of the Company’s book value to the fair value of its assets, liabilities, and intangibles. If the carrying amount of goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. Management retained a business valuation expert to assist in determining the level and extent to which goodwill was impaired. The Company determined that goodwill was impaired as of May 31, 2009, and a $24.0 million impairment charge was recorded during the second quarter of 2009. Because the acquisitions were considered a tax-free exchange, the goodwill impairment charge cannot be deducted for tax purposes, and as such, an income tax benefit cannot be recorded. Due to this tax treatment, the goodwill impairment charge will be reflected as a permanent difference in the deferred tax calculation.

In determining the goodwill impairment charge, the reporting unit was defined as “Community Bankers Trust Corporation,” as the Company has determined that it has no reportable segments or “components” of a segment, as defined in SFAS No. 142, “Goodwill and Other Intangible Assets” (ASC 350 Intangibles – Goodwill and Other).

The Company used and weighted two valuation methods in determining the fair value of the reporting unit – the guideline transaction method and the discounted cash flow method. The guideline transaction method uses actual change-of-control transactions involving entities similar to the reporting unit. These transactions consist of merger and acquisition transactions involving financial institutions, and the Company derived the fair value of the reporting unit based on the price/tangible book value multiples and core deposit premiums reported in these transactions. The Company used this method as it reflects the guidance in SFAS No. 142, which is consistent with SFAS No. 157, that “the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities . . . .”

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The discounted cash flow analysis relies upon a projection of future cash flows, the present value of which represents the value of the reporting unit. Management supplied projections of the reporting unit’s future balance sheets and income statements, which were used in the analysis. Under the discounted cash flow method, the value of the reporting unit is the sum of the distributable cash flows generated by the reporting unit and a terminal value in 2013 representing the value of all future cash flows. The Company used the discounted cash flow method because market participants commonly use discounted cash flow analyses in acquisitions of financial institutions, as the value of an enterprise is equal to its future cash flows. Further, SFAS No. 142 indicates that, “A present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit) . . . .”

The Company then compared the conclusion of value indicated by the preceding valuation methods to the Company’s market capitalization and the valuation multiples for a group of comparable publicly traded banks to the Company.

In determining a conclusion of value for the reporting unit, the guideline transactions method received two-thirds of the total weight (split equally between the indications of value based on tangible book value and core deposits), and the discounted cash flow method received one-third of the total weighting. This weighting methodology reflects that actual transactions involving enterprises with similar characteristics to the subject reporting unit provide the most meaningful indication of value. The Company weighted the discounted cash flow method as it is commonly employed in the financial services industry and represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the two valuation methods used are as follows:

•

The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit’s tangible book value and core deposits at May 31, 2009 and (b) multiples of tangible book value and core deposits derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between June 1, 2008 and May 31, 2009 involving banks located nationwide with assets greater than $250 million and (b) transactions announced between June 1, 2008 and May 31, 2009 involving banks and thrifts located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by a like amount. A change in the core deposit premium by 10% would affect the value by approximately 2%.

•

The discounted cash flow method relies upon a projection of the reporting unit’s future financial performance, including assumptions as to its future balance sheet growth, asset composition, funding mix, asset quality, capital levels, net interest income, non-interest income, non-interest expenses, loan loss provision, income taxes, and distributable cash flows. In addition, the discounted cash flow method requires a terminal value, which reflects the value of the reporting unit after the end of the finite forecast period. The terminal value is a function of the reporting unit’s projected 2013 net income and tangible book value, and multiples of net income and tangible book value. The Company then discounts the projected future cash flows and terminal value to the present at a discount rate derived from marketplace assumptions as to returns demanded on equity investments.

•

Particularly significant assumptions in the discounted cash flow method include (a) the reporting unit’s future net income and distributable cash flows, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

Goodwill will be next assessed for potential impairment as of December 31, 2009, as management determined that goodwill will be evaluated in the future on an annual basis coinciding with the end of the fiscal year, unless economic or other circumstances warrant evaluations at additional times.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

Core deposit intangible assets are amortized over the period of expected benefit, ranging from 2.6 to 9 years. Core deposit intangibles are recognized, amortized and evaluated for impairment as required by SFAS No. 142, “Goodwill and Other Intangible Assets” (ASC 350 Intangibles – Goodwill and Other). Due to the mergers with TFC and BOE on May 31, 2008, the Company recorded approximately $15.0 million in core deposit intangible assets. Core deposit intangibles related to the Georgia and Maryland transactions equaled $3.1 million and $2.2 million, respectively, and will be amortized over approximately 9 years.

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Goodwill and core deposit intangible assets are presented in the following table:

	Gross Carrying Value	Accumulated Amortization	Impairment	Net Carrying Value
	(dollars in thousands)
December 31, 2008
Goodwill (restated)	$37,184		$—	$37,184
Core deposit intangibles	$18,132	$969		$17,163

June 30, 2009
Goodwill	$37,184		$24,032	$13,152
Core deposit intangibles	$20,290	$2,079		$18,211

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6. FAIR VALUE MEASUREMENTS

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, trading securities and derivatives, if present, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under SFAS 157, Fair Value Measurement, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value each reporting period. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company only utilizes third party vendors to provide fair value data for purposes of recording amounts related to the fair value measurements of its securities available for sale portfolio. An AICPA Statement on Auditing Standard Number 70 (SAS 70) report is obtained from the third party vendor on an annual basis. The third party vendor also utilizes a reputable pricing company for security market data. The third party vendor has controls and edits in place for month-to month market checks and zero pricing. The Company makes no adjustments to the pricing service data received for its securities available for sale.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 would include asset-backed securities in less liquid markets.

Loans held for sale

Loans held for sale are recorded at the lower of cost or fair value each reporting period, and are comprised of residential mortgages. These loans are held for a short period of time with the intention of being sold on the secondary market. Therefore, the fair value is determined on rates currently offered using observable market information, which does not deviate materially from the cost value. If there are any adjustments to record the loan at the lower of cost of market value, it would be reflected in the consolidated statements of income. It was determined that the cost value recorded at June 30, 2009 was similar to the fair value, and therefore no adjustment was necessary. Due to the observable market data available in pricing these loans held for sale, they were considered as Level 2.

Loans

Except for loans that the Company acquired in the SFSB transaction, the Company does not record unimpaired loans held for investment at fair value each reporting period. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, Accounting by Creditors for Impairment of a Loan (ASC 310 Receivables). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments

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or collateral exceed the recorded investments in such loans.

In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. The Bank frequently obtains appraisals prepared by external professional appraisers for classified loans greater than $250,000 when the most recent appraisal is greater than 12 months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral’s location being other determinants. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

The Bank may also identify collateral deterioration based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank’s collateral or where the collateral is located. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. In instances where an appraisal received subsequent to an internally prepared estimate reflects a higher collateral value, management does not revise the carrying amount.

Reviews of classified loans are performed by management on a quarterly basis. At June 30, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral.

Other real estate owned

Other real estate owned (OREO), including foreclosed assets, is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Goodwill

See Note 5 for a description of valuation methodologies for goodwill.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	June 30, 2009
	Total	Level 1	Level 2	Level 3
	(dollars in thousands)
U.S. Treasury issue and U.S. government securities	$15,383	$—	$15,383	$—
State, county, and municipal	78,350	—	78,350	—
Corporate and other bonds	6,748	—	6,748	—
Mortgage backed securities	77,059	—	77,059	—
Financial stocks	1,383	1,383	—	—

Investment securities available-for-sale	178,923	1,383	177,540	—
Loans covered by FDIC shared-loss agreements	178,312	—	—	178,312
FDIC indemnification asset	83,591	—	—	83,591
Loans held for sale	668	—	668	—

Total assets at fair value	$441,494	$1,383	$178,208	$261,903

Total liabilities at fair value	$—	$—	$—	$—

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Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These assets include assets that are measured at the lower of cost value or market value that were recognized at fair value below cost at the end of the period.

The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

	June 30, 2009
	Total	Level 1	Level 2	Level 3
	(dollars in thousands)
Loans — impaired loans with a valuation allowance	$24,681	$—	$22,673	$2,008
Other real estate owned (OREO), covered by FDIC shared-loss agreement	12,521	—	1,450	11,071
Other real estate owned (OREO), non covered	864	—	864	—
Goodwill	13,152	—	—	13,152

Total assets at fair value	$51,218	$—	$24,897	$26,231

Total liabilities at fair value	$—	$—	$—	$—

The Company had no Level 1 assets measured at fair value on a nonrecurring basis at June 30, 2009.

ASC 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Restricted Securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective entity.

Loans Receivable

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

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Long-Term Borrowings

The fair values of the Corporation’s long-term borrowings are estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At June 30, 2009, the fair values of loan commitments and stand-by letters of credit were deemed to be immaterial.

The fair values and carrying values are as follows:

	June 30, 2009
(dollars in thousands)	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$60,098	$60,137
Securities available for sale	178,923	178,923
Securities held to maturity	130,113	131,752
Equity securities	6,838	6,838
Loans held for sale	668	668
Loans, non covered, net	539,614	540,433
Loans covered by FDIC shared-loss agreement	178,312	178,312
FDIC indemnification asset	83,591	83,591
Accrued interest receivable	5,572	5,572
Goodwill	13,152	13,152
Financial liabilities:
Deposits	1,067,447	1,075,303
Borrowings	41,124	41,676
Accrued interest payable	5,670	5,670

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation’s overall interest rate risk.

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7. SECURITIES

Amortized costs and fair values of securities available for sale at June 30, 2009 were as follows:

	Amortized Cost	Gross Unrealized
(dollars in thousands)		Gains	Losses	Fair Value
U.S. Treasury issue and other U.S. Government agencies	$15,025	$372	$(13)	$15,384
State, county and municipal	78,162	886	(697)	78,351
Corporates and other bonds	6,663	86	(1)	6,748
Mortgage backed securities	75,711	1,502	(156)	77,057
Other securities	1,278	157	(52)	1,383

Total securities available for sale	$176,839	$3,003	$(919)	$178,923

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The fair value and gross unrealized losses for securities available for sale, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at June 30, 2009 were as follows:

	Less than 12 months		12 months or more		Total
(dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$486	$(13)	$—	$—	$486	$(13)
State, county and municipal	29,795	(586)	2,076	(111)	31,871	(697)
Corporates and other bonds	1,004	(1)	250	—	1,254	(1)
Mortgage backed securities	11,829	(156)	2	—	11,831	(156)
Other securities	470	(45)	12	(7)	482	(52)

Total securities available for sale	$43,584	$(801)	$2,340	$(118)	$45,924	$(919)

As of June 30, 2009, there were $2.3 million of securities available for sale that were in a continuous loss position for more than twelve months with unrealized losses of $118,000 and consisted primarily of municipal obligations. Management continually monitors the fair value and credit quality of the Company’s investment portfolio. Furthermore, a third party vendor prepares a report for other than temporarily impaired evaluations. Management reviews this report monthly, and there were no investments considered other than temporarily impaired at June 30, 2009.

Amortized costs and fair values of securities held to maturity at June 30, 2009 were as follows:

	Amortized Cost	Gross Unrealized
(dollars in thousands)		Gains	Losses	Fair Value
U.S. Treasury issue and other U.S. Government agencies	$748	$—	$(15)	$733
State, county and municipal	13,111	336	(32)	13,415
Corporates and other bonds	1,035	9	—	1,044
Mortgage backed securities	115,219	1,750	(409)	116,560

Total securities held to maturity	$130,113	$2,095	$(456)	$131,752

The fair value and gross unrealized losses for securities held to maturity, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at June 30, 2009 were as follows:

	Less than 12 months		12 months or more		Total
(dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$733	$(15)	$—	$—	$733	$(15)
State, county and municipal	2,140	(35)	—	—	2,140	(35)
Corporates and other bonds	—	—	—	—	—	—
Mortgage backed securities	32,790	(406)	—	—	32,790	(406)

Total securities held to maturity	$35,663	$(456)	$—	$—	$35,663	$(456)

Management continually monitors the fair value and credit quality of the Company’s investment portfolio. At June 30, 2009, all impairments of securities held to maturity are considered temporary as the unrealized losses are related to market risk and not credit risk. The Company does not intend to sell the securities and it is not likely that the company will be required to sell the security before recovery of its amortized cost. Issuers of the securities held to maturity and available for sale are of suitable credit quality and all of the securities are of investment grade.

The Company’s investment in Federal Home Loan Bank (“FHLB”) stock totaled $3.6 million at June 30, 2009. FHLB stock is restricted since it is not actively traded on an exchange, and is owned solely by the FHLB and its member institutions. The Company records FHLB stock on a cost basis. When evaluating FHLB stock for impairment, its value is based on recovery of the par value rather than by recognizing temporary decline in value.

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8. LOANS NON COVERED

The Company’s loan portfolio for loans not covered by the FDIC shared-loss agreement, at June 30, 2009 and December 31, 2008, was comprised of the following (dollars in thousands):

	June 30, 2009		December 31, 2008
	Non-covered loans		Non-covered loans
Open End 1-4 Family loans	$29,703	5.38%	$30,323	5.80%
1-4 Family First Liens	106,665	19.34%	99,284	18.98%

Total residential 1-4 family	$136,368	24.72%	129,607	24.78%

Owner occupied nonfarm nonresidential	77,036	13.97%	63,218	12.09%
Non owner occupied nonfarm nonresidential	100,441	18.21%	93,872	17.95%

Total commercial	177,477	32.18%	157,090	30.03%

1-4 Family Construction	30,462	5.52%	36,277	6.93%
Other construction and land development	107,489	19.49%	103,238	19.74%

Total construction	137,951	25.01%	139,515	26.67%

Second mortgages	14,356	2.60%	15,599	2.98%
Multifamily	9,152	1.66%	9,370	1.79%
Agriculture	4,859	0.88%	5,143	0.98%

Total real estate loans	480,163	87.05%	456,324	87.23%

Agriculture loans	1,398	0.25%	988	0.19%
Commercial and industrial loans	44,287	8.03%	44,332	8.48%

Total commercial loans	45,685	8.28%	45,320	8.67%

Total revolving credit and other consumer	13,490	2.45%	14,457	2.76%

All other loans	12,228	2.22%	7,005	1.34%

Gross loans	551,566	100.00%	523,106	100.00%
Unearned income on loans	(702)		(780)
Merger related fair value adjustment	935		972

Total non-covered loans	$551,799		$523,298

The following is a summary of information for impaired and nonaccrual loans as of June 30, 2009, excluding FDIC covered assets (dollars in thousands):

Amount
Impaired loans without a valuation allowance	$24,188
Impaired loans with a valuation allowance	24,681

Total impaired loans	$48,869

Valuation allowance related to impaired loans	$6,729
Total nonaccrual loans	$24,482
Total loans 90 days or more past due and still accruing	$514
Average investment in impaired loans during the six months ending June 30, 2009	$39,166

Interest income recognized on impaired loans	$773

Interest income recognized on a cash basis on impaired loans	$773

See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset Quality for additional information regarding impaired loans.

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9. COVERED ASSETS

The Company is applying the provisions of FASB ASC 310 to all loans acquired in the SFSB acquisition (the “covered loans”).

The following table reflects the contractual cash flows, cash flows expected at acquisition, and fair value of loans as of the acquisition date. These amounts were determined based upon the estimated remaining life of the covered loans, which includes the effects of prepayments.

(In Thousands)	Total Loans
Contractually required principal and interest at acquisition	$431,081
Nonaccretable difference (expected losses of $99,648 and foregone interest of $72,157)	171,805

Cash flows expected to be collected at acquisition	$259,276
Accretable yield (interest component of expected cash flows)	61,023

Basis in acquired loans at acquisition	$198,253

As of January 1, 2009 there were no covered loans. As of June 30, 2009, the outstanding balance of the covered loans accounted for under FASB ASC 310-30 is $278,201. The carrying amount as of June 30, 2009 is comprised of the following.

	June 30, 2009
(Dollars in Thousands)	Covered Loans
Open End 1-4 Family Loans	$8,341	4.68%
1-4 Family First Liens	124,900	70.04%

Total residential 1-4 family	133,241	74.72%

Owner occupied nonfarm nonresidential	—	0.00%
Non owner occupied nonfarm nonresidential	6,767	3.80%

Total commercial	6,767	3.80%

1-4 Family Construction	8,184	4.59%
Other construction and land dev.	20,260	11.36%

Total construction	28,444	15.95%

Second mortgages	9,316	5.22%
Multifamily	—	0.00%
Agriculture	245	0.14%

Total real estate loans	178,013	99.83%

Agriculture loans	—	0.00%
Commercial and industrial loans	—	0.00%

Total commercial loans	—	0.00%

Total revolving credit and other consumer	299	0.17%

Total covered loans	$178,312	100.00%

22

The change in the accretable yield balance since January 1, 2009 is as follows:

Accretable Yield
Balance at January 1, 2009	$—
Additions	61,023
Less Accretion	(7,228)
Reclassification from (to) Nonaccretable Yield	—

Balance at June 30, 2009	$53,795

These loans are not classified as nonperforming assets June 30, 2009 as the loans are accounted for on a pooled basis and the pools are considered to be performing. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at June 30, 2009.

10. SHARED-LOSS AGREEMENTS AND FDIC INDEMNIFICATION ASSET

On January 30, 2009, the Company entered into a purchase and assumption agreement with shared-loss with the FDIC to assume all of the deposits and acquire certain assets of Suburban Federal Savings Bank. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million of such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a “loss” on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made monthly until the end of the month in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements. The fair value of this loss sharing agreement is detailed below.

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in FASB ASC 805 Business Combinations (formerly SFAS 141(R). The FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and OREO and the loss sharing percentages outlined in the Purchase and Assumption Agreements with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding Indemnification Asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to loss expectations will also have an impact to the accretable yield for the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the yield on the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

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The following tables present the balances of the FDIC indemnification asset related to the Suburban Federal Savings Bank transaction at January 30, 2009 (the transaction date) and December 31, 2009:

(In Thousands)	January 30, 2009

Anticipated realizable loss	$108,756
Assumed loss sharing recovery percentage	approximately 80%

Estimated loss sharing value	86,988
Premium (discount)	(2,404)

FDIC indemnification asset	$84,584

June 30, 2009

Anticipated realizable loss remaining	$107,119
Assumed loss sharing recovery percentage	approximately 80%

Estimated loss sharing value	85,695
Premium (discount)	(2,104)

FDIC indemnification asset	$83,591

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11. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses, for the three and six months ended June 30, 2009; the one month ended June 30, 2008 and the five months ended May 31, 2008 Predecessor period was comprised of the following:

				BOE Predecessor	TFC Predecessor
(dollars in thousands)	Three months ended June 30, 2009	Six months ended June 30, 2009	One month ended June 30, 2008	Five months ended May 31, 2008	Five months ended May 31, 2008

Beginning allowance	$11,543	$6,939	$5,305	$2,595	$3,036
Provision for loan losses	540	6,040	234	200	1,348
Recoveries of loans charged off	43	82	13	25	—
Loans charged off	59	(876)	(7)	(91)	(958)

Allowance at end of period	$12,185	$12,185	$5,545	$2,729	$3,426

For information reported for June 30, 2008, the figures presented are solely for the month of June 2008, as the Company did not have banking operations prior to its merger with each of TFC and BOE at May 31, 2008, and as such, did not have an allowance for loan losses.

At June 30, 2009, total impaired loans equaled $48.9 million, excluding FDIC covered assets. As required by the fair value accounting rules for the SFSB transaction in the first quarter of 2009, no allowance for loan losses was recorded on loans acquired since the loans were recorded at fair value and adjusted for expected credit losses, less amounts to be reimbursed by the FDIC. For additional information regarding the accounting entries, see the Company’s Current Report on Form 8-K/A (Amendment No. 1) filed on April 17, 2009, under Note 2 — Description of the Pro Forma Purchase Accounting Adjustments.

Significant provisions were made to the loan loss reserve during the six months ended June 30, 2009, as economic conditions deteriorated. In addition, net-charge off activity increased as certain loans were deemed uncollectible.

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The following table presents charge-offs and recoveries by loan category for the three and six months ended June 30, 2009, the one month ended June 30, 2008, and for Predecessor companies for the five months ended May 31, 2008.

	For the three months ended June 30, 2009			For the six months ended June 30, 2009			For the one month ended June 30, 2008			BOE Predecessor			TFC Predecessor
										For the five months ended May 31, 2008			For the five months ended May 31, 2008
(dollars in thousands)	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs
Open End 1-4 Family loans	$(114)	$—	$(114)	$168	$—	$168	$—	$—	$—	$—	$—	$—	$—	$—	$—
1-4 Family First Liens	108	—	108	108	—	108	—	—	—	—	—	—	—	—	—

Total residential 1-4 family	(6)	—	(6)	276	—	276	—	—	—	—	—	—	—	—	—

Owner occupied nonfarm nonresidential	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non owner occupied nonfarm nonresidential	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total commercial	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

1-4 Family Construction	(206)	2	(208)	61	16	45	—	—	—	—	—	—	—	—	—
Other construction and land development	8	—	8	8	—	8	—	—	—	—	—	—	70	—	70

Total construction	(198)	2	(200)	69	16	53	—	—	—	—	—	—	70	—	70

Second mortgages	—	—	—	34	—	34	—	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Agriculture	13	—	13	13	—	13	—	—	—	—	—	—	—	—	—

Total real estate loans	(191)	2	(193)	392	16	376	—	—	—	—	—	—	70	—	70

Agriculture loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial and industrial loans	68	2	66	318	3	315	—	—	—	—	5	(5)	835	—	835

Total commercial loans	68	2	66	318	3	315	—	—	—	—	5	(5)	835	—	835

Total revolving credit and other consumer	64	39	25	166	63	103	7	13	(6)	91	20	71	53	—	53
All other loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total non-covered loans	$(59)	$43	$(102)	$876	$82	$794	$7	$13	$(6)	$91	$25	$66	$958	$—	$958

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12. DEPOSITS

The following table provides interest-bearing deposit information by category for the dates indicated:

Balance by deposit type	June 30, 2009	December 31, 2008
	(dollars in thousands)
NOW	$90,380	$76,575
MMDA	115,048	55,200
Savings	58,380	34,688
Time deposits less than $100,000	453,953	303,424
Time deposits greater than $100,000	289,737	276,762

Total interest-bearing deposits	$1,007,498	$746,649

Interest-bearing deposits increased $260.8 million from December 31, 2008 to June 30, 2009. Noninterest-bearing deposits, in the form of demand deposit accounts, were $59.9 million at June 30, 2009, an increase of $250,000 since December 31, 2008. These increases were primarily due to the deposits assumed from the SFSB transaction of $302.8 million on January 30, 2009, and were concentrated in certificates of deposit.

13. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income or loss available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, including the effect of all potentially dilutive potential common shares outstanding attributable to stock instruments.

(dollars and shares in thousands, except per share data)	(Loss)/ Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount

For the Three Months ended June 30, 2009
Basic EPS	$(23,217)	21,468	$(1.08)
Effect of dilutive stock awards and options	—	—	—

Diluted EPS	$(23,217)	21,468	$(1.08)

For the Three Months ended June 30, 2008
Basic EPS	$288	13,407	$0.02
Effect of dilutive stock awards and options	—	1,876	—

Diluted EPS	$288	15,283	$0.02

For the Six Months ended June 30, 2009
Basic EPS	$(16,422)	21,468	$(0.76)
Effect of dilutive stock awards and options	—	—	—

Diluted EPS	$(16,422)	21,468	$(0.76)

For the Six Months ended June 30, 2008
Basic EPS	$399	11,391	$0.04
Effect of dilutive stock awards and options	—	2,162	(0.01)

Diluted EPS	$399	13,553	$0.03

There were 5,973,870 shares in the Company available through options and warrants that were considered anti-dilutive at June 30, 2009.

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BOE Predecessor	(Loss) Income	Weighted Average Shares	Per Share
(Dollars and shares in thousands, except per share data)	(Numerator)	(Denominator)	Amount

For the five months ended May 31, 2008
Basic EPS	$(188)	1,214	$(0.15)
Effect of dilutive stock awards	—	—	—

Diluted EPS	$(188)	1,214	$(0.15)

TFC Predecessor	(Loss) Income	Weighted Average Shares	Per Share
(Dollars and shares in thousands, except per share data)	(Numerator)	(Denominator)	Amount

For the five months ended May 31, 2008
Basic EPS	$(3,901)	4,587	$(0.85)
Effect of dilutive stock awards	—	—	—

Diluted EPS	$(3,901)	4,587	$(0.85)

14. DEFINED BENEFIT PLAN

The Company adopted the Bank noncontributory, defined benefit pension plan for all full-time, pre-merger Bank employees over 21 years of age at May 31, 2008. Benefits are generally based upon years of service and the employees’ compensation. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Components of Net Periodic Benefit Cost

(In thousands)	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	BOE Predecessor Five Months Ended May 31, 2008	TFC Predecessor Five Months Ended May 31, 2008
Service cost	$184	$109	$155	Not applicable
Interest cost	162	90	128
Expected return on plan assets	(106)	(94)	(133)
Amortization of prior service cost	2	1	2
Amortization of net obligation at transition	(2)	(1)	(2)
Amortization of net loss	44	5	7

Net periodic benefit cost	$284	$111	$157

At June 30, 2009, no employer contributions have been made for the plan year. The Company is currently analyzing the Defined Benefit Plan as well as other alternatives, such as enhancing its Defined Contribution Plan (401(k)). A determination during fiscal 2009 will be made for the current and future benefits for all full-time employees of the combined entities. The plan was frozen to new entrants prior to BOE’s merger with the Company.

15. SUBSEQUENT EVENTS

On July 20, 2009, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock to 200,000,000. The Company approved this amendment at the 2009 annual meeting of stockholders.

On July 30, 2009, the Company’s Board of Directors declared a quarterly dividend of $0.04 per share with respect to the Company’s outstanding common stock. The dividend will be payable on August 24, 2009, to stockholders of record at the close of business on August 10, 2009.

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Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the financial condition at June 30, 2009 and results of operations of the Company for the three and six months ended June 30, 2009 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes to consolidated financial statements included in this report and in the Company’s Annual Report on Form 10-K/A (Amendment No.3) for the year ended December 31, 2008.

Overview

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank, a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia.

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen branches are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

The Company generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Company’s cost of funds is a function of the average amount of interest-bearing deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. Additionally, the Bank earns non-interest income from service charges on deposit accounts and other fee or commission-based services and products. Other sources of non-interest income can include gains or losses on securities transactions, gains from loans sales, transactions involving bank-owned property, and income from Bank Owned Life Insurance (“BOLI”) policies. The Company’s income is offset by non-interest expense, which consists of goodwill impairment and other charges, salaries and benefits, occupancy and equipment costs, professional fees, and other operational expenses. The provision for loan losses and income taxes materially affect income.

Caution About Forward-Looking Statements

The Company makes certain forward-looking statements in this Form 10-Q that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. These forward-looking statements are generally identified by phrases such as “the Company expects,” “the Company believes” or words of similar import.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors, including, without limitation, the effects of and changes in the following:

•	general economic and market conditions, either nationally or locally;

•	the interest rate environment;

•	competitive pressures among banks and financial institutions or from companies outside the banking industry;

•	real estate values;

•	the quality or composition of the Company’s loan or investment portfolios;

•	the demand for deposit, loan, and investment products and other financial services;

•	the demand, development and acceptance of new products and services;

•	the timing of future reimbursements from the FDIC to the Company under the shared-loss agreements;

•	consumer profiles and spending and savings habits;

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•	the securities and credit markets;

•	the integration of banking and other internal operations, and associated costs, including the integration of SFSB’s operations in the third quarter of 2009;

•	management’s evaluation of goodwill and other assets on a periodic basis, and any resulting impairment charges, under applicable accounting standards;

•	the soundness of other financial institutions with which the Company does business;

•	inflation;

•	technology; and

•	legislative and regulatory requirements.

These factors and additional risks and uncertainties are described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and other reports filed from time to time by the Company with the Securities and Exchange Commission.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies

The following is a summary of the Company’s critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (“ALLL”) is maintained at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Since arriving at an appropriate ALLL involves a high degree of management judgment, an ongoing quarterly analysis to develop a range of estimated losses is utilized. In accordance with accounting principles generally accepted in the United States, best estimates within the range of potential credit loss to determine the appropriate ALLL is utilized. Credit losses are charged and recoveries are credited to the ALLL.

The Company utilizes an internal risk grading system for its loans. Those larger credits that exhibit probable or well defined credit weaknesses are subject to individual review. The borrower’s cash flow, adequacy of collateral coverage, and other options available to the Company, including legal remedies, are evaluated. The review of individual loans includes those loans that are impaired as defined by SFAS 114, Accounting by Creditors for Impairment of a Loan. Collectability of both principal and interest when assessing the need for loss provision is considered. Historical loss rates are applied to other loans not subject to specific allocations. The loss rates are determined from historical net charge offs experienced by the Bank.

Historical loss rates for commercial and retail loans are adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors that are considered include delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, level of recoveries to prior year’s charge offs, trend in loan losses, industry concentrations and their relative strengths, amount of unsecured loans and underwriting exceptions. These factors are reviewed quarterly and a weighted score is assigned depending on the level and extent of the risk. The total of each of these weighted factors is then applied against the applicable portion of the portfolio and the ALLL is adjusted to ensure an appropriate level.

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses

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historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change.

Loans Acquired in a Transfer

The Company’s acquired loans from the SFSB acquisition (the “covered loans”), subject to FASB ASC Topic 805, Business Combinations (formerly SFAS 141(R)), are recorded at fair value and no separate valuation allowance is recorded at the date of acquisition. FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3) applies to loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company is applying the provisions of FASB ASC 310-30 to all loans acquired in the Suburban Federal Savings Bank acquisition, not just the loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company has grouped loans together based on common risk characteristics including product type, delinquency status and loan documentation requirements among others.

The Company makes an estimate of the total cash flows it expects to collect from a pool of loans, which includes undiscounted expected principal and interest. The excess of that amount over the fair value of the pool is referred to as accretable yield. Accretable yield is recognized as interest income on a constant yield basis over the life of the pool. The Company also determines each pool’s contractual principal and contractual interest payments. The excess of that amount over the total cash flows it expects to collect from the pool is referred to as nonaccretable difference, which is not accreted into income. Judgmental prepayment assumptions are applied to both contractually required payments and cash flows expected to be collected at acquisition. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the accretable yield with the amount of periodic accretion adjusted over the remaining life of the pool. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss.

Income Taxes

The Company follows tax guidance, including the Financial Accounting Standards Board’s (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). In determining the appropriate level of income taxes to be recorded each reporting, management assesses the potential tax effects and records those amounts in both current and deferred tax accounts, whether may be an asset or liability. In addition, an income tax expense or benefit is determined, which is recorded on the consolidated income statement.

Goodwill and Other Intangible Assets

The Company adopted SFAS 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. As a result of the mergers with each of TFC and BOE at May 31, 2008, goodwill was initially recorded for $39.5 million. Subsequently, adjustments were recorded to properly reflect goodwill on the financial statements. The Company assessed goodwill for impairment as of the one year anniversary date of the mergers, at May 31, 2009.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

The initial step in identifying potential impairment involves comparing the current fair value of such goodwill to its recorded or carrying amount. If the carrying value exceeds such fair value, there is possible impairment. Next, a second step is performed to determine the amount of the impairment, if any. This requires a comparison of the Company’s book value to the fair value of its assets, liabilities, and intangibles. If the carrying amount of goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. The Company determined that goodwill was impaired as of May 31, 2009, and a $24.0 million impairment charge was recorded during the second quarter of 2009. The goodwill impairment charge was due to an overall decline in general economic conditions, rapid change in the market valuations of financial institutions and the discount that shares of the Company’s common stock have traded to their tangible book value for an extended period of time.

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Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. Branch acquisition transactions were outside the scope of SFAS 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS 142. The costs of purchased deposit relationships and other intangible assets, based on independent valuation by a qualified third party, are being amortized over their estimated lives. Core deposit intangible amortization expense charged to operations was $654,000 and $1.1 million for the three and six months ended June 30, 2009, respectively. The Company did not record any goodwill or other intangible prior to the TFC and BOE mergers. As a result of the TCB and SFSB transactions, core deposit intangibles were recorded of $3.2 million and $2.2 million, respectively. Also related to the SFSB transaction during the first quarter of 2009 was a gain of $16.2 million ($10.7 million, net of taxes), which was recorded as a one-time gain on the income statement.

Financial Condition

At June 30, 2009, the Company had total assets of $1.276 billion, an increase of $246.0 million or 23.88% from December 31, 2008. Total loans, excluding FDIC covered assets, equaled $551.8 million at June 30, 2009, increasing $28.5 million, or 5.45% from December 31, 2008. Securities totaled $315.9 million and increased $23.4 million, or 8.00% during the first half of 2009. The Company had federal funds sold of $25.8 million at June 30, 2009, versus $10.2 million at year-end 2008, an increase of $15.6 million or 153.41%.

The increase in asset size was primarily due to the SFSB transaction in Maryland. At June 30, 2009, FDIC related items were comprised of loans of $178.3 million, an indemnification asset of $83.6 million, other real estate owned of $12.5 million, and a receivable for expenses incurred of $1.2 million. (The FDIC indemnification asset is the present value of the amount we expect to collect from the FDIC under the shared-loss agreements as a result of the difference between the initial or contractual value of the covered assets received from the transaction, less their fair value). Securities from SFSB were incorporated into the Company’s securities portfolio at fair value as the effective time of the transaction, and are not considered covered assets under the terms of the FDIC shared-loss agreements.

The Company is required to account for the effect of market changes in the value of securities available-for-sale (“AFS”) under SFAS 115. The market value of the June 30, 2009 AFS portfolio was $178.9 million at June 30, 2009, and the net unrealized gain on the AFS portfolio was $1.3 million, net of taxes, and included as part of the Company’s accumulated other comprehensive income of $70,000. Since December 31, 2008, the interest rate environment has experienced declining rates, and as a result the AFS portfolio shifted from a net unrealized loss of $700,000 to a net unrealized gain of $2.1 million, exclusive of taxes over the first six months of 2009.

Total deposits at June 30, 2009 were $1.067 billion, which increased $261.1 million from December 31, 2008. Deposit growth was attributed to the SFSB transaction, which was concentrated in certificates of deposit. At June 30, 2009, total deposits in our Maryland branches aggregated $291.2 million of which $221.4 million were time deposits. The Company’s total loans-to-deposits ratio was 68.40% at June 30, 2009 and 64.90% at December 31, 2008.

Stockholders’ equity at June 30, 2009 was $146.2 million and represented 11.45% of total assets. Stockholders’ equity was $164.4 million, or 15.97% of total assets at December 31, 2008.

Results of Operations

Net Income

For the three months ended June 30, 2009, net losses before dividends and accretion on preferred stock were $23.0 million, compared with net income of $288,000 for the same period in 2008. Net losses available to common stockholders was $23.2 million, which represented $1.08 per share on a fully diluted basis, versus net income available to common stockholders of $288,000, or $0.02 per share on a fully diluted basis for the same period in 2008. Second quarter losses were driven by the goodwill impairment charge of $24.0 million, which is not tax deductible, and was related to the goodwill impairment assessment performed as of the anniversary date of the mergers with each of TFC and BOE.

For the six months ended June 30, 2009, net losses before dividends and accretion on preferred stock was $15.9 million, compared with net income $399,000 for the same period in 2008. Net losses available to common stockholders was $16.4 million, which represented $0.76 per share on a fully diluted basis, versus net income available to common stockholders of $399,000, or $0.03 per share on a fully diluted basis for the same period in 2008. Losses for the six months ended June 30, 2009, were driven by the goodwill impairment charge, and partially offset by a one-time gain of $16.2 million, excluding taxes, related to the SFSB transaction in the first quarter.

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Net Interest Income

The Company’s results of operations are significantly affected by its ability to manage effectively the interest rate sensitivity and maturity of its interest-earning assets and interest-bearing liabilities. At June 30, 2009, the Company’s interest-earning assets exceeded its interest-bearing liabilities by approximately $25.8 million, compared with a $137.9 million excess at December 31, 2008.

Net interest income was $10.1 million for the three months ended June 30, 2009, compared with $2.0 million for the same period in 2008. The net interest income is useful in determining the net interest margin and the net interest spread. The net interest margin is the net interest income for the reporting period divided by average earning assets for the same period. For the three months ended June 30, 2009, the net interest margin was 3.74%. The net interest spread is the difference between the yield on average earning assets and cost of funds associated with interest-bearing liabilities. For the three months ended June 30, 2009, the net interest spread was 3.62%. For the six months ended June 30, 2009, net interest income was $18.8 million, and equated to a net interest margin of 3.57%, and net interest spread was 3.41%.

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Components used in determining the net interest spread and the net interest margin, including yields on assets and costs of funds by category, are depicted in the following table:

COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEETS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

	For the three months ended June 30, 2009			For the six months ended June 30, 2009
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
	(Dollars in thousands)
ASSETS:

FDIC covered loans, including fees	$183,400	4,278	9.33%	$157,689	$7,228	9.17%
Loans non covered, including fees	548,577	$8,959	6.53%	541,717	17,416	6.43%
Interest bearing bank balances	19,741	81	1.64%	29,681	202	1.36%
Federal funds sold	24,142	12	0.20%	20,028	26	0.26%
Investments (taxable)	262,006	2,607	3.98%	269,118	5,499	4.09%
Investments (tax exempt)(1)	83,505	1,242	5.95%	80,450	2,389	5.94%

Total earning assets	1,121,371	17,179	6.13%	1,098,683	32,760	5.96%

Allowance for loan losses	(11,009)			(9,233)
Non-earning assets	207,266			193,968

Total assets	$1,317,628			$1,283,418

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Demand -
Interest bearing	$203,965	$485	0.95%	$190,673	$1,175	1.23%
Savings	57,364	114	0.79%	52,881	274	1.04%
Time deposits	763,276	5,700	2.99%	740,017	10,968	2.96%

Total deposits	1,024,605	6,299	2.46%	983,571	12,417	2.52%

Federal funds purchased	1,832	4	0.87%	1,059	4	0.76%
FHLB and other borrowings	40,081	382	3.81%	45,127	733	3.25%

Total interest-bearing liabilities	1,066,518	6,685	2.51%	1,029,757	13,154	2.55%

Non-interest bearing deposits	61,421			61,481
Other liabilities	29,061			31,022

Total liabilities	1,157,000			1,122,260

Stockholders’ equity	160,628			161,159

Total liabilities and stockholders’ equity	$1,317,628			$1,283,419

Net interest earnings		$10,494			$19,606

Interest rate spread			3.62%			3.41%

Net interest margin			3.74%			3.57%

(1)	Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

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A net interest margin analysis is not provided for the three and six months ended June 30, 2008, since there were no banking operations for the Company for the first five months of 2008.

Provision for Credit Losses

For the three months ended June 30, 2009, the Company’s provision for loan losses was $540,000. For the six months ended June 30, 2009, provisions were $6.0 million. For each of the three and six month periods ended June 30, 2008, provisions were $234,000.

Significant provisions were made to the loan loss reserve during the six months ended June 30, 2009, as economic conditions continued to show signs of deterioration. The provisions during this period are attributable to downgraded credits and further insulation from the economic downturn. Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company’s internal risk rating system. Provisions are primarily related to the loans originated with the Virginia operations. While the Maryland loan portfolio contains significant risk, it was considered in determining the initial fair value, which was reflected in adjustments recorded at the time of the SFSB transaction, less the FDIC guaranteed portion of losses on covered assets. Net-charge off activity has increased during recent quarters, a trend that is expected to continue until weakening economic conditions begin to subside. Please refer to the Asset Quality portion of this section for further analysis.

Noninterest Income

For the three months ended June 30, 2009, noninterest income was $1.6 million, compared with $299,000 in the same period of 2008. The large increase over the comparable periods was due the fact that there were no banking operations for the Company for the first five months of 2008. The Company recorded net gains on securities sold of $341,000 in the 2009 period. Service charges on deposit accounts aggregated $618,000, while other noninterest income was $663,000.

For the six months ended June 30, 2009, noninterest income was $18.7 million, including the first quarter gain on the SFSB transaction of $16.2 million, compared with $299,000 during the same period of 2008. Service charges on deposit accounts aggregated $1.2 million, net gains on securities sold were $293,000 and other noninterest income was $1.0 million. As previously mentioned, the Company recorded a one-time gain of $16.2 million related to the negative bid for certain assets acquired and liabilities assumed from the SFSB transaction.

Noninterest Expenses

For the three month period ended June 30, 2009, noninterest expenses were $34.5 million. A goodwill impairment charge of $24.0 million diminished efforts to generate quarterly earnings, and was the single largest component of noninterest expenses. Salaries and employee benefits were $5.0 million. This was the first quarter where all of SFSB’s operations and personnel costs were incurred for a complete three month reporting period. Excluding the goodwill impairment charge, salaries and benefits represented 47.96% of noninterest expenses. During the second quarter of 2009, we added seven full-time equivalent employees. Other overhead costs included other operating expenses of $1.6 million, amortization of intangibles of $654,000, occupancy expenses of $554,000, equipment expense of $419,000, data processing fees of $732,000, legal fees of $305,000, and other professional fees of $456,000. FDIC assessments for the quarter equaled $744,000, which included a special assessment of $583,000 in their effort to restore the bank insurance fund to a safer level.

For the six month period ended June 30, 2009, noninterest expenses were $43.9 million, inclusive of the goodwill impairment charge. Salaries and employee benefits were $9.5 million and represented 47.57% of overhead exclusive of the goodwill impairment charge. Members of senior management were hired during the first and second quarters, and the full effect of the salaries associated with those individuals will in occur in future periods. Other overhead costs included other operating expenses of $3.4 million, amortization of intangibles of $1.1 million, occupancy expenses of $1.1 million, equipment expense of $762,000, data processing fees of $1.5 million, professional fees of $1.2 million, legal fees of $555,000 and FCIC assessments of $874,000.

Income Taxes

An income tax benefit of $410,000 was recorded for the three months ended June 30, 2009, and there was an income tax expense of $3.5 million for the six months ended June 30, 2009. Income tax expenses were $84,000 and $158,000 for the same respective periods in 2008. This substantial difference is directly attributable to the goodwill impairment charge recorded during the second quarter of 2009, and the Company’s inability to use it as a tax deduction, despite the substantial reduction in earnings. The Company had a net deferred tax liability at June 30, 2009.

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Supplemental Results of Operations Information on Predecessors

The following information represents a discussion and analysis of the results of operations of each of the Company’s predecessors for the five months ended May 31, 2008.

TransCommunity Financial Corporation (TFC)

Results of Operations

For the five months ended May 31, 2008, net losses were $3.9 million or $(.85) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company as well as an increase in the provision for loan losses.

Net interest income was $3.8 million for the five months ended May 31, 2008. Net interest margin was 3.86%

For the five months ended May 31, 2008, the Company’s provision for loan losses was $1.3 million. The increase in loan loss reserves was due to a combination of the provisions required to support loan growth, plus downgraded loans and seasoning of the loan portfolio.

For the five months ended May 31, 2008, noninterest income was $429,000.

For the five months ended May 31, 2008, noninterest expenses were $8.2 million. Salaries and employee benefits were $3.7 million and represented 45.06% of all noninterest expenses for the period. Additionally, the Company incurred occupancy expenses of $318,000, equipment expense of $295,000, and other noninterest expenses of $3.9 million, which were comprised of data processing fees of $1.9 million, professional fees of $1.0 million, legal and accounting fees of $260,000, and other expenses totaling $702,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $1.3 million in salaries and benefits related to severance and bonuses, $1.7 million in data processing resulting from the termination of a data processing contract and $1.0 million in professional fees.

An income tax benefit of $1.5 million was recorded for the five months ended May 31, 2008.

BOE Financial Services of Virginia, Inc. (BOE)

Results of Operations

For the five months ended May 31, 2008, net losses were $188,000 or $(0.15) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company.

Net interest income was $4.0 million for the five months ended May 31, 2008. Net interest margin was 3.62%

For the five months ended May 31, 2008, the Company’s provision for loan losses was $200,000. Increases were made to the loan loss reserve due to general seasoning of the portfolio.

For the five months ended May 31, 2008, noninterest income was $854,000. Comprising this amount, service charge income was $464,000 and other income was $390,000. Included in other income for the five months ended May 31, 2008 is a $92,000 loss on sale of other real estate.

For the five months ended May 31, 2008, noninterest expenses were $4.9 million. Salaries and employee benefits were $2.5 million and represented 51.07% of all noninterest expenses for the period. Additionally the Company incurred data processing fees of $394,000, legal fees of $306,000, equipment expense of $286,000, professional fees of $258,000, and occupancy expenses of $216,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $375,000 in salaries and benefits, $160,000 in professional fees, $84,000 in legal fees, $54,000 in equipment expenses, and $167,000 in data processing expenses.

An income tax benefit of $10,000 was recorded for the five months ended May 31, 2008.

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Asset Quality

The allowance for loan losses represents management’s estimate of the amount appropriate to provide for probable losses inherent in the non-FDIC covered loan portfolio. Probable losses in the covered loans are incorporated in the fair market value analysis for the covered loans, and accordingly impact the covered loans balance and the FDIC indemnification asset balance, and not the allowance for loan losses. As such, the following asset quality information separates the covered loans from the non covered loans.

Total Loans Excluding Covered Loans

The Company’s asset quality is continually monitored, and the Company’s management has established an allowance for loan losses that it believes is appropriate for the risk of loss inherent in the loan portfolio. Among other factors, management considers the Company’s historical loss experience, the size and composition of the loan portfolio, the value and appropriateness of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses, which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies.

The Company maintains a list of loans that have potential weaknesses that may need special attention. This nonperforming loan list is used to monitor such loans and is used in the determination of the appropriateness of the Company’s allowance for loan losses. At June 30, 2009, nonperforming assets, excluding FDIC covered assets, totaled $25.9 million, compared to $11.5 million at March 31, 2009 and $5.2 million at December 31, 2008, respectively. This $20.7 million increase in nonperforming loans during the first two quarters of 2009, was primarily attributable to eight credit relationships aggregating approximately $18.6 million being placed in nonaccrual status. These credit relationships accounted for nearly 90% of the increase during the first two quarter of 2009 and ranged in size from $7.2 million to $0.8 million. These borrowers are commercial/ residential land developers and their loans are secured by real estate. As of June 30, 2009, credit exposure for these eight borrowers was $18.6 million, with approximately $2.5 million allowance allocated. The remaining $2.1 million increase in nonperforming assets during the first two quarters of 2009, were all smaller credit relationships. These creditors were primarily commercial/residential land developers with loans secured by real estate. Excluding FDIC covered loans, net charge-offs were $346,000 and $794,000 for the three and six months ended June 30, 2009, respectively

At June 30, 2009, nonaccrual loans, excluding FDIC covered assets, were $24.5 million, or 4.44%, of total loans. Excluding loans at the Maryland operations, loans past due 90 days or more and accruing interest were $514,000. Other real estate owned (OREO) equaled $864,000, excluding OREO in the Maryland operations.

Nationally, industry concerns over asset quality have increased due in large part to issues related to subprime mortgage lending, declining real estate activity and general economic concerns. While the Company has experienced reduced residential real estate activity, the markets in which the Company operates indicate a weakened economic condition. While the Company incurred appropriate provisions for loan losses and thus an adequate level of allowance for loan losses, there has been continued deterioration in the quality of the loan portfolio. Residential loan demand has moderated somewhat, but the Company is still experiencing continued loan demand, particularly in commercial real estate. Management will continue to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company’s portfolio, particularly those tied to residential real estate, and adjust the allowance for loan losses accordingly.

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The following table sets forth selected asset quality data, excluding FDIC covered assets, and ratios for the dates indicated:

(dollars in thousands)	June 30, 2009	December 31, 2008
Nonaccrual loans	$24,482	$4,534
Loans past due over 90 days	514	397
Other real estate owned	864	223

Total nonperforming assets	$25,860	$5,154

Balances
Allowance for loan losses	$12,185	$6,939
Average loans during quarter, net of unearned income	$548,577	$511,042
Loans, net of unearned income	$551,799	$523,298

Ratios
Allowance for loan losses to loans	2.21%	1.33%
Allowance for loan losses to nonperforming assets	47.12%	134.63%
Nonperforming assets to loans & other real estate	4.68%	0.98%
Net charge-offs for quarter to average loans, annualized	0.25%	0.32%

A further breakout of nonaccrual loans, excluding covered loans, at June 30, 2009 and December 31, 2008 is below:

	June 30, 2009			December 31, 2008
(Dollars in Thousands)	Amount of Non Accrual	Non Covered Loans	Percentage of Non Covered Loans	Amount of Non Accrual	Non Covered Loans	Percentage of Non Covered Loans
Open End 1-4 Family Loans	$12	$29,703	0.04%	$276	$30,323	0.91%
1-4 Family First Liens	2,556	106,665	2.40%	318	99,284	0.32%

Total residential 1-4 family	2,568	136,368	1.88%	594	129,607	0.46%

Owner occupied nonfarm nonresidential	4,087	77,036	5.31%	200	63,218	0.32%
Non owner occupied nonfarm nonresidential	2,617	100,441	2.61%	582	93,872	0.62%

Total commercial	6,704	177,477	3.78%	782	157,090	0.50%

1-4 Family Construction	2,311	30,462	7.59%	1,194	36,277	3.29%
Other construction and land dev.	11,831	107,489	11.01%	461	103,238	0.45%

Total construction	14,142	137,951	10.25%	1,655	139,515	1.19%

Second mortgages	618	14,356	4.30%	497	15,599	3.19%
Multifamily	—	9,152	0.00%	—	9,370	0.00%
Agriculture	—	4,859	0.00%	433	5,143	8.42%

Total real estate loans	24,032	480,163	5.00%	3,961	456,324	0.87%

Agriculture loans	—	1,398	0.00%	—	988	0.00%
Commercial and industrial loans	229	44,287	0.52%	224	44,332	0.51%

Total commercial loans	229	45,685	0.50%	224	45,320	0.49%

Total revolving credit and other consumer	—	13,490	0.00%	25	14,457	0.17%
All other loans	221	12,228	1.81%	324	7,005	4.63%

Gross loans	$24,482	$551,566	4.44%	$4,534	$523,106	0.87%

38

Total Delinquencies

The following table presents a summary of non covered loans, greater than 30 days and less than 90 days past due at the dates indicated (dollars in thousands):

	June 30, 2009	December 31, 2008
30-89 Days Past Due	$13,623	$15,191

% of Non-covered	2.47%	2.90%

Covered Loans

Covered loans are not classified as nonperforming assets at June 30, 2009 as the loans are accounted for on a pooled basis and the pools are considered to be performing. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at June 30, 2009.

Impairments

See Note 11 to the unaudited consolidated financial statements for information related to the allowance for loan losses. At June 30, 2009, total impaired loans equaled $48.9 million, excluding FDIC covered assets.

Impaired loans, by definition, are loans where management believes that it is more likely than not that the borrower will not be able to fully meet its contractual obligations, including all principal and interest payments. Under our current internal loan grading system, this would include all loans adversely classified “substandard” or worse. These impaired loans have been determined through analysis, appraisals, or other methods used by management.

During the recent review of impaired loans, it was determined that loans risk graded as “watch/special mention” were included along with the listing of “substandard” or “doubtful” loans reported as impaired loans. “Watch/special mention” loans, by definition within the Bank’s credit policy, are loans where management expects to be repaid under the contractual terms. Therefore, “watch/special mention” loans do not meet the definition of impaired loans.

In the original Form 10-Qs filed by the Company for 2009, management included all “watch/special mention” loans in addition to those deemed “substandard” and “doubtful” as impaired loans. Those loans internally rated “watch” or “special mention”, by definition within the Bank’s credit policy, are loans that are expected to be repaid under the contractual terms and are not considered impaired. As a result, loans previously classified as impaired would have more accurately been reflected as detailed in the following table.

As previously reported:

(dollars in thousands)	June 30, 2009
Impaired with a valuation allowance	$24,681
Impaired without a valuation allowance	65,686

Total impaired loans	$90,367

39

Under the Company’s new loan grading system:

(dollars in thousands)	June 30, 2009
Impaired with a valuation allowance	$24,681
Impaired without a valuation allowance	24,188

Total impaired loans	$48,869

The Company has restated its reporting of impaired loans in this report, and intends to consistently apply its internal loan risk rating system under the prescribed format in future reporting periods. The Company has determined that this application will not have, or would have had, a material impact on its financial statements.

Capital Requirements

The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Company seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Company.

The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. “Tier 1 Capital” is defined as a combination of common and qualifying preferred stockholders’ equity less goodwill. “Tier 2 Capital” is defined as qualifying subordinated debt and a portion of the allowance for loan losses. “Total Capital” is defined as Tier 1 Capital plus Tier 2 Capital.

Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories according to degree of risk and assigned a risk-weighting and the resulting total is risk-weighted assets. “Tier 1 Risk-based Capital” is Tier 1 Capital divided by risk-weighted assets. “Total Risk-based Capital” is Total Capital divided by risk-weighted assets. The Leverage ratio is Tier 1 Capital divided by total average assets.

At June 30, 2009, the Company’s ratio of total capital to risk-weighted assets was 17.73%. The ratio of Tier 1 Capital to risk-weighted assets was 16.59%, and the leverage ratio (Tier 1 capital to average adjusted total assets) was 9.14%. All three ratios exceed capital adequacy guidelines outlined by its regulator, and the Company is considered “well-capitalized”. At December 31, 2008, the Company’s ratio of total capital to risk-weighted assets was 20.00%. The ratio of Tier 1 Capital to risk-weighted assets was 18.92%, and the leverage ratio (Tier 1 capital to average adjusted total assets) was 12.54%. In the fourth quarter of 2003, BOE issued trust preferred subordinated debt that qualifies as regulatory capital. This trust preferred debt has a 30-year maturity with a 5-year call option and was issued at a rate of three month LIBOR plus 3.00% and was priced at 4.46% in the second quarter of 2009.

Liquidity

Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Company’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customer’s credit needs.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its clients and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

40

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company’s primary market risk exposure is interest rate risk. The ongoing monitoring and management of interest rate risk is an important component of the Company’s asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Committee (“ALCO”) of the Bank. In this capacity, ALCO develops guidelines and strategies that govern the Company’s asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company’s financial instruments also change, affecting net interest income, the primary component of the Company’s earnings. ALCO uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over various periods, it also employs additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company’s balance sheet. The simulation model is prepared and updated monthly. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given a 200 basis point upward shift and a 200 basis point downward shift in interest rates. A parallel shift in rates over a 12-month period is assumed. The following table represents the change to net interest income given interest rate shocks up and down 100 and 200 basis points at June 30, 2009:

	Change In Net Interest Income
(dollars in thousands)%		$
Interest Rate Shock:
+200 basis points	2.37%	1,076
+100 basis points	1.00%	455
No change	0.00%	—
-100 basis points	-2.19%	(996)
-200 basis points	-2.83%	(1,286)

At June 30, 2009, the Company’s interest rate risk model indicated that, in a rising rate environment of 200 basis points over a 12 month period, net interest income could increase by 2.37%. For the same time period, the interest rate risk model indicated that in a declining rate environment of 200 basis points, net interest income could decrease by 2.83%. While these percentages are subjective based upon assumptions used within the model, management believes the balance sheet is appropriately balanced with acceptable risk to changes in interest rates.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels such as yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to, or in anticipation of, changes in interest rates.

41

Item 4.  Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Form 10-Q, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted evaluations of the Company’s disclosure controls and procedures. As defined under Section 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company’s disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder. The two issues that the Company has identified in making this conclusion at the end of the second quarter of 2009 are the view that the Company’s financial and accounting department has not efficiently documented and assessed accounting issues related to non-routine transactions, such as mergers and non-recurring items that the Company has had to evaluated since May 2008, and the view that the Company’s financial and accounting department is understaffed. These views reflect additional, and broader, considerations that the Company has made to the conclusions that it made, and that it disclosed in prior filings¸ as of December 31, 2008 and March 31, 2009.

Additional information with respect to these issues is included in the discussion below.

Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. In the Annual Report on Form 10-K for the year ended December 31, 2008, management’s assessment of the effectiveness of the Company’s internal control over financial reporting reported a material weakness regarding the accounting for non-routine transactions, as described below. While management is not required to re-assess the effectiveness of internal control over financial reporting during the fiscal year, the Company has concluded that this material weakness exists as of June 30, 2009. Specifically, the Company’s financial and accounting department has lacked sufficient resources and expertise to properly account for certain non-routine transactions, the Company’s policies and procedures have not provided for timely review of significant non-routine transactions and related accounting entries and the Company has not maintained sufficient documentation related to the application of GAAP to significant non-routine transactions.

Subsequent to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, management believed that it had identified errors related to the Company’s accounting for subsidiary costs that were applied in the Company’s mergers with TFC and BOE. The errors were believed to have been based on the failure of the Company to reconcile merger-related goodwill on a regular basis and errors in the calculation of certain elements of goodwill and resulted in the entry of an amount in excess of the actual accrued merger costs. This misstatement was believed to have resulted in an overstatement of goodwill and retained earnings at September 30, 2008. It was also believed to have resulted in an understatement of salaries and employee benefits expense and an overstatement of net income, each by $375,000, for the three and nine months ended September 30, 2008.

During the evaluation of these accounting errors, the Company’s chief executive officer and chief financial officer concluded that they were the result of a material weakness in the Company’s internal control over financial reporting with respect to the accounting for non-routine transactions, as described above. A material weakness is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or combination of deficiencies, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work.

Following additional analysis and discussion with the Company’s internal auditors and external auditors, the Certifying Officers have now concluded that there were no errors related to the Company’s accounting for subsidiary costs that were applied in the Company’s mergers with TFC and BOE. Due to the lack of such errors and the corresponding conclusion that there were no overstatements or understatements in the relevant financial statements, the Company will not restate the financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

42

Despite this revised conclusion, however, the Company believes that a material weakness regarding the accounting for non-routine transactions remains as of June 30, 2009. An example of the existence of such a material weakness includes the uncertainty in the resolution of the accounting errors described above. The Company’s management had concluded as of December 31, 2008 that the errors were related to the accrual of certain costs related to the goodwill acquired through the Company’s mergers with TFC and BOE. Following additional review, management then concluded as of March 31, 2009 that the errors related to accounting adjustments for subsidiary costs that were applied in the Company’s two mergers. Management has now concluded that no errors exist. The Company also notes that it had to correct publicly its earnings release for the second quarter of 2009 to make certain adjustments relating to the tax effect of its goodwill impairment charge. This correction did not affect any of the Company’s periodic filings.

Furthermore, while it has not identified any specific issues that could result in a restatement of past financial statements, the Company acknowledges that its financial and accounting documentation for non-routine transactions is less than satisfactory for the criteria required for the framework for effective internal control over financial reporting.

In addition, the Company’s financial and accounting department is current understaffed for the responsibilities that it has had in recent fiscal quarters. While the Company has a chief financial officer and a chief accounting officer, the Company has not had a bank controller since April 2009. In addition, the Company’s financial and accounting department has had to evaluate numerous accounting issues in addition to the day-to-day fiscal operations of the Company and periodic filings with the SEC. For example, the Company acquired the operations of SFSB in January 2009, and the on-going consolidation of those operations and analysis of unprecedented accounting issues relating to shared-loss agreements with the FDIC have strained the resources presently available at the Company.

In acknowledging the existence of a material weakness and the specific issues associated with it, the Company notes that it has not restated, and does not plan to restate, any past financial statements and that the Company’s financial and accounting department performs its responsibilities with respect to the completion of complete and accurate financial information in its periodic filings with the SEC.

Remediation Steps to Address Material Weakness

As a result of the material weakness described above, the Company continues to take appropriate remediation steps. The Company continues to evaluate its financial accounting staff levels and expertise and is implementing appropriate oversight and review procedures. The Company engaged a public accounting firm to serve as its internal auditing firm beginning in April 2009. The Company created and hired a new chief internal auditor, who reports directly to the Company’s Audit Committee, in June 2009, and the Company expects to fill its corporate controller position in the near future. The Company has also hired additional key members of management, including a chief administrative officer, a chief credit officer and a general counsel, during the first six months of 2009, and these individuals are actively assisting the Company in reviewing, assessing and implementing, as appropriate, numerous policies and procedures applicable to the Company and its operations. The Company believes that it is taking the necessary corrective actions to eliminate the material weakness.

Except as may be described above, there were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

43

PART II. OTHER INFORMATION

Item 1.  Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company, including its subsidiaries, is a party or of which the property of the Company is subject.

Item 1A.  Risk Factors

At August 10, 2009, there were no material changes to the risk factors previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.  Defaults upon Senior Securities

None.

Item 4.  Submission of Matters to a Vote of Security Holders

The Company’s annual meeting of stockholders was held on June 18, 2009. At the annual meeting, the stockholders of the Company took the following actions:

•

The stockholders elected each of P. Emerson Hughes, Jr., George M. Longest, Jr., John C. Watkins and Robin Traywick Williams as directors for a three-year term. The elections were approved by the following votes:

Directors	Votes For	Votes Withheld
P. Emerson Hughes, Jr.	15,929,246	434,292
George M. Longest, Jr.	15,922,823	440,715
John C. Watkins	15,839,809	523,729
Robin Traywick Williams	14,498,992	1,864,546

•

The stockholders approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of common stock to 200,000,000. With respect to this action, there were 12,399,126 votes for, 3,834,998 votes against, and 129,414 abstentions.

•	The stockholders approved the following advisory (non-binding) proposal:

RESOLVED, that the stockholders approve the compensation of executive officers as disclosed in the proxy statement for the Company’s 2009 annual meeting pursuant to the rules of the Securities and Exchange Commission.

With respect to this action, there were 13,290,569 votes for, 1,515,838 votes against, and 1,557,131 abstentions.

•

The stockholders approved the Community Bankers Trust Corporation 2009 Stock Incentive Plan. With respect to this action, there were 12,228,729 votes for, 1,078,350 votes against, 467,902 abstentions and 2,588,557 broker non-votes.

•

The stockholders ratified of the appointment of Elliott Davis, LLC as the Company’s independent registered public accounting firm for the 2009 year. With respect to this action, there were 16,044,780 votes for, 77,068 votes against, and 241,690 abstentions.

There were no other matters presented to the Company’s stockholders during the quarter ended June 30, 2009.

44

Item 5.  Other Information

None

Item 6.  Exhibits

Exhibit No.	Description

10.1	Community Bankers Trust Corporation 2009 Stock Incentive Plan (1)

31.1	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer*

31.2	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer*

32.1	Section 1350 Certifications*

*	Filed herewith.
(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 24, 2009 (File No. 001-32590).

45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY BANKERS TRUST CORPORATION
(Registrant)

Bruce E. Thomas
Senior Vice President and Chief Financial Officer

Date: March , 2010

46

Appendix D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-Q/A

(Amendment No. 1)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-32590

COMMUNITY BANKERS TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-2652949
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

4235 Innslake Drive, Suite 200 Glen Allen, Virginia	23060
(Address of principal executive offices)	(Zip Code)

(804) 934-9999

(Registrant’s telephone number, including area code)

not applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

At October 1, 2009, there were 21,468,455 shares of the Company’s common stock outstanding.

EXPLANATORY NOTE

The Registrant hereby amends its Quarterly Report on Form 10-Q for the period ended September 30, 2009 (filed on November 16, 2009 with the Securities and Exchange Commission (the “Commission”)), as set forth in this Quarterly Report on Form 10-Q/A (Amendment No. 1).

This Form 10-Q/A includes certain financial statements and related information with respect to each of the Registrant’s predecessors (TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc.), as the Registrant was a special purpose acquisition company with nominal results prior to the acquisition of each of these entities on May 31, 2008. This Form 10-Q/A also includes enhanced disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality in response to comments from the Commission.

2

COMMUNITY BANKERS TRUST CORPORATION

FORM 10-Q/A

September 30, 2009

3

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(dollars in thousands)

	September 30, 2009 (Unaudited) (Restated)	December 31, 2008 (Audited) (Restated)
ASSETS
Cash and due from banks	$13,464	$10,864
Interest bearing bank deposits	10,534	107,376
Federal funds sold	5,300	10,193

Total cash and cash equivalents	29,298	128,433

Securities available for sale, at fair value	171,184	193,992
Securities held to maturity, at cost (fair value of $124,865 and $94,965, respectively)	121,023	94,865
Equity securities, restricted, at cost	8,355	3,612

Total securities	300,562	292,469

Loans held for sale	—	200

Loans covered by FDIC shared-loss agreement (Note 9)	166,085	—
Loans excluding covered loans	569,452	523,298

Total loans	735,537	523,298
Allowance for loan losses	(16,211)	(6,939)

Net loans	719,326	516,359

FDIC indemnification asset (Note 10)	83,909	—
Bank premises and equipment	37,328	24,111
Other real estate owned, covered by FDIC shared-loss agreement	11,105	—
Other real estate owned, non covered	1,175	223
Bank owned life insurance	6,475	6,300
FDIC receivable for expenses incurred	3,560	—
Core deposit intangibles, net	17,645	17,163
Goodwill (Note 5)	13,152	37,184
Other assets	8,384	7,798

Total assets	$1,231,919	$1,030,240

LIABILITIES
Deposits:
Noninterest bearing	$64,338	$59,699
Interest bearing	963,191	746,649

Total deposits	1,027,529	806,348

Federal funds purchased	31	—
Federal Home Loan Bank advances	37,000	37,900
Trust preferred capital notes	4,124	4,124
Other liabilities	18,500	17,465

Total liabilities	$1,087,184	$865,837

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 shares authorized $0.01 par value; 17,680 shares issued and outstanding)	$17,680	$17,680
Discount on preferred stock	(896)	(1,031)
Warrants on preferred stock	1,037	1,037
Common stock (200,000,000 shares authorized $0.01 par value; 21,468,455 shares issued and outstanding)	215	215
Retired warrants on common stock	(2,111)	—
Additional paid in capital	146,110	146,076
Retained earnings	(19,417)	1,691
Accumulated other comprehensive income (loss)	2,117	(1,265)

Total stockholders’ equity	$144,735	$164,403

Total liabilities and stockholders’ equity	$1,231,919	$1,030,240

See accompanying notes to unaudited consolidated financial statements

4

COMMUNITY BANKERS TRUST CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(dollars and shares in thousands, except per share data)

(unaudited)

	For the three months ended		For the nine months ended		BOE Predecessor For the five months ended May 31, 2008	TFC Predecessor For the five months ended May 31, 2008
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(Restated)		(Restated)		(Note 1)	(Note 1)
Interest and dividend income
Interest and fees on non covered loans	$8,820	$8,497	$26,236	$11,201	$6,737	$6,849
Interest and fees on FDIC covered loans	4,152	—	11,380	—	—	—
Interest on federal funds sold	10	22	36	68	18	26
Interest on deposits in other banks	60	83	262	83	—	—
Interest and dividends on securities
Taxable	2,081	539	7,580	1,226	465	236
Nontaxable	896	333	2,473	443	555	—

Total interest income	16,019	9,474	47,967	13,021	7,775	7,111
Interest expense
Interest on deposits	6,026	2,908	18,443	3,935	3,266	3,295
Interest on federal funds purchased	2	101	6	114	21	23
Interest on other borrowed funds	338	277	1,071	357	458	—

Total interest expense	6,366	3,286	19,520	4,406	3,745	3,318

Net interest income	9,653	6,188	28,447	8,615	4,030	3,793
Provision for loan losses	5,231	1,100	11,271	1,334	200	1,348

Net interest income after provision for loan losses	4,422	5,088	17,176	7,281	3,830	2,445

Noninterest income
Service charges on deposit accounts	674	516	1,863	696	464	342
Gain on SFSB transaction	—	—	16,204	—	—	—
Gain on securities transactions, net	612	—	905	—	6	—
Gain (loss) on sale of other real estate	500	—	563	—	(92)	—
Other	356	238	1,337	357	476	87

Total noninterest income	2,142	754	20,872	1,053	854	429

Noninterest expense
Salaries and employee benefits	4,840	2,375	14,294	2,949	2,493	3,708
Occupancy expenses	752	346	1,886	458	216	318
Equipment expenses	436	292	1,198	400	286	295
Legal fees	217	151	772	250	306	106
Professional fees	185	133	1,341	233	325	1,029
FDIC assessment	436	60	1,310	76	11	95
Data processing fees	743	285	2,217	389	394	1,917
Amortization of intangibles	565	406	1,675	555	—	—
Impairment of goodwill	—	—	24,032	—	52	—
Other operating expenses	1,765	608	5,118	1,281	799	761

Total noninterest expense	9,939	4,656	53,843	6,591	4,882	8,229

Income (loss) before income taxes	(3,375)	1,186	(15,795)	1,743	(198)	(5,355)
Income tax expense (benefit)	(1,473)	234	2,003	392	10	1,454

Net income (loss)	$(1,902)	$952	$(17,798)	$1,351	$(188)	$(3,901)
Dividends accrued on preferred stock	223	—	661	—	—	—
Accretion of discount on preferred stock	47	—	135	—	—	—

Net income (loss) available to common stockholders	$(2,172)	$952	$(18,594)	$1,351	$(188)	$(3,901)

Net income (loss) per share — basic	$(0.10)	$0.04	$(0.87)	$0.09	$(0.15)	$(0.85)

Net income (loss) per share — diluted	$(0.10)	$0.04	$(0.87)	$0.08	$(0.15)	$(0.85)

Weighted average number of shares outstanding
basic	21,468	21,469	21,468	14,750	1,214	4,587
diluted	21,468	21,486	21,468	16,197	1,214	4,587

See accompanying notes to unaudited consolidated financial statements

5

COMMUNITY BANKERS TRUST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(unaudited)

	For the nine months ended		BOE Predecessor For the five months ended May 31, 2008	TFC Predecessor For the five months ended May 31, 2008
	September 30, 2009	September 30, 2008
	(Restated)		(Note 1)	(Note 1)
Operating activities:
Net income (loss)	$(18,594)	$1,351	$(188)	$(3,901)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and intangibles amortization	3,130	750	335	240
Provision for loan losses	11,271	1,334	200	1,348
Amortization of premiums and accretion of discounts, net	(9,969)	54	36	(13)
Change in loans held for sale	200	721	(119)	—
Net gain on SFSB transaction	(16,204)	—	—	—
Impairment of goodwill	24,032	—	52	—
Stock-based compensation expense	—	—	—	178
Net (gain) on sale of securities	(905)	—	(6)	—
Net (gain) on sale of OREO	(563)	—	92	—
Net loss/(gain) on sale of loans	13	(15)	(90)	—
Loss on write down of LLC membership	—	—	88	—
Changes in assets and liabilities:
(Increase)/decrease in other assets	4,312	(3,108)	(409)	(1,285)
Increase/(decrease) in accrued expenses and other liabilities	(4,915)	(3,190)	897	2,874

Net cash provided by (used in) by operating activities	(8,192)	(2,103)	888	(559)

Investing activities:
Proceeds from securities	145,148	65,131	2,364	12,605
Purchase of securities	(129,390)	(23,489)	(3,350)	(7,205)
Cash received from SFSB transaction	35,662	10,016	—	—
Net increase in loans	(4,605)	(28,641)	(11,870)	(37,358)
Purchase of premises and equipment, net	(9,421)	(989)	(523)	(164)

Net cash provided by (used in) by investing activities	37,394	22,028	(13,379)	(32,122)

Financing activities:
Net increase/ (decrease) in noninterest bearing and interest bearing demand deposits	(85,816)	(5,693)	11,789	28,536
Net increase/(decrease) in federal funds purchased	31	(1,095)	1,965	5,218
Issuance of common stock	—	—	56	—
Cash paid to shareholders for converted shares	—	(10,843)	—	—
Cash paid to reduce FHLB borrowings	(37,900)	20,000	900	—
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	(2,077)	(11)	—	—
Cash dividends paid	(2,575)	(861)	(535)	(1,152)

Net cash (used in) provided by financing activities	(128,337)	1,497	14,175	32,602

Net (decrease) increase in cash and cash equivalents	(99,135)	21,422	1,684	(79)

Cash and cash equivalents:
Beginning of the period	128,433	162	4,100	4,311

End of the period	$29,298	$21,584	$5,784	$4,232

Supplemental disclosures of cash flow information:
Interest paid	$20,686	$4,689	$3,902	$3,195
Income taxes paid	296	—	127	—
Transfers of OREO property	952	224
Transactions related to acquisition
Increase in assets and liabilities:
Loans, net	$198,253	$471,864
Other real estate owned	9,416	—
Securities	4,954	71,123
FDIC indemnification asset	84,584	—
Fixed assets, net	37	—
Other assets	6,281	83,769
Deposits	302,756	491,462
Borrowings	37,525	32,359
Other liabilities	1,757	8,861

See accompanying notes to unaudited consolidated financial statements

6

COMMUNITY BANKERS TRUST CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

General

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the “Bank”), a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia. Bank of Essex changed its name to Essex Bank on April 20, 2009.

The Company was initially formed as a special purpose acquisition company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company’s activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation (“TFC”), and BOE Financial Services of Virginia, Inc., a Virginia corporation (“BOE”). The Company changed its corporate name in connection with the acquisitions. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland (“SFSB”).

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

The consolidated statements presented include accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts have been eliminated. In the opinion of management, the accompanying financial statements contain all adjustments necessary to fairly present the financial position of the Company at each of September 30, 2009 and December 31, 2008. The statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes to consolidated financial statements included in the Company’s Annual Report on Form 10-K/A (Amendment No. 3) for the year ended December 31, 2008. In the opinion of management, all adjustments (consisting of normal accruals) were made that are necessary to present fairly the financial position of the Company at September 30, 2009, and the results of its operations and its cash flows for the three and nine months ended September 30, 2009 and 2008.

The statements and related notes have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) are not presented pursuant to such rules and regulations, because the periods reported are not comparable.

Predecessors

From its inception until consummation of the acquisitions of TFC and BOE on May 31, 2008, the Company was a special purpose acquisition company, as described above, and had no substantial operations. Accordingly, since the Company’s operating activities prior to the acquisitions were insignificant relative to those of TFC and BOE, management believes that both TFC and BOE are the Company’s predecessors. Management has reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of each of TFC and BOE, the historical level of operations of each of TFC and BOE, the purchase price paid for each of TFC and BOE and the fact that the consolidated Company’s operations, revenues and expenses after the acquisitions are most similar in all respects to those of BOE’s and TFC’s historical periods. Accordingly, the historical statements of operations for the five months ended May 31, 2008 and statements of cash flows for the five months ended May 31, 2008 of each of TFC and BOE have been presented.

7

2. ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to GAAP and to the general practices within the banking industry. The interim financial statements have not been audited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial statements have been included. Operating results for the three and nine month period ended September 30, 2009, are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

The September 30, 2009 consolidated financial statements and accompanying notes have been restated for amendments to the original estimated values related to the acquisition of the Maryland operations.

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

The Company’s financial statements are prepared in accordance with GAAP. The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change. In preparing the financial statements, the Company has evaluated events and transactions occurring subsequent to the financial statement date through the filing date of November 16, 2009 for potential recognition or disclosure.

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. The adoption of FASB ASC had no impact on the Company’s consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) (ASC 820 Fair Value Measurements and Disclosures). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. The Company adopted SFAS 157 on January 1, 2008. The FASB approved a one-year deferral for the implementation of the Statement for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted the provisions of SFAS 157 for nonfinancial assets and liabilities as of January 1, 2009 without a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)) (ASC 805 Business Combinations). The Standard significantly changed the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Company adopted the provisions of SFAS 141(R) with respect to the SFSB acquisition.

In April 2009, the FASB issued FASB Staff Position (FSP) on Statement No. 141(R)-1 (FSP FAS 141(R)-1), “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (ASC 805 Business Combinations). FSP FAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The FSP is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the provisions of SFAS 141(R) with respect to the SFSB acquisition.

8

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC 820 Fair Value Measurements and Disclosures). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. Earlier adoption is permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 157-4 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (ASC 825 Financial Instruments and ASC 270 Interim Reporting). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, the FSP amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 107-1 and APB 28-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320 Investments – Debt and Equity Securities). FSP FAS 115-2 and FAS 124-2 amend other-than-temporary impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on its consolidated financial statements.

In April 2009, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 (SAB 111). SAB 111 amends and replaces SAB Topic 5.M. in the SAB Series entitled “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.” SAB 111 maintains the SEC Staff’s previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. The Company does not expect the implementation of SAB 111 to have a material impact on its consolidated financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (ASC 855 Subsequent Events). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for interim and annual periods ending after June 15, 2009. The Company does not expect the adoption of SFAS 165 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140” (ASC 860 Transfers and Servicing). SFAS 166 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that a report entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 is effective for interim and annual periods ending after November 15, 2009. The Company does not expect the adoption of SFAS 166 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810 Consolidation). SFAS 167 improves financial reporting by enterprises involved with variable interest entities. SFAS 167 is effective for interim and annual periods ending after November 15, 2009. Early adoption is prohibited. The Company does not expect the adoption of SFAS 167 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – replacement of FASB Statement No. 162” (ASC 105 Generally Accepted Accounting Principles). SFAS 168 establishes the FASB Accounting Standards Codification which will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective immediately. The Company does not expect the adoption of SFAS 168 to have a material impact on its consolidated financial statements.

9

In June 2009, the FASB issued EITF Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” (ASC 470 Debt). EITF Issue No. 09-1 clarifies how an entity should account for an own-share lending arrangement that is entered into in contemplation of a convertible debt offering. EITF Issue No. 09-1 is effective for arrangements entered into on or after June 15, 2009. Early adoption is prohibited. The Company does not expect the adoption of EITF Issue No. 09-1 to have a material impact on its consolidated financial statements.

In June 2009, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 112 (SAB 112). SAB 112 revises or rescinds portions of the interpretative guidance included in the codification of SABs in order to make the interpretive guidance consistent with current U.S. GAAP. The Company does not expect the adoption of SAB 112 to have a material impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 (ASU 2009-05), “Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value.” ASU 2009-05 amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall,” and provides clarification for the fair value measurement of liabilities. ASU 2009-05 is effective for the first reporting period including interim period beginning after issuance. The Company does not expect the adoption of ASU 2009-05 to have a material impact on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12 (ASU 2009-12), “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2009-12 provides guidance on estimating the fair value of alternative investments. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. The Company does not expect the adoption of ASU 2009-12 to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-15 (ASU 2009-15), “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing.” ASU 2009-15 amends Subtopic 470-20 to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company does not expect the adoption of ASU 2009-15 to have a material impact on its consolidated financial statements.

4. MERGERS AND ACQUISITIONS

Business Combinations

On May 31, 2008, the Company acquired each of TFC and BOE. The transaction with TFC was valued at $53.0 million. Total consideration paid to TFC shareholders consisted of 6,544,840 shares of the Company’s common stock issued. The transaction resulted in total assets acquired at May 31, 2008 of $268.8 million, including $241.9 million of loans, and liabilities assumed were $241.7 million, including $232.1 million of deposits. The transaction with BOE was valued at $53.9 million. Total consideration paid to BOE shareholders consisted of 6,957,405 shares of the Company’s common stock issued. This transaction resulted in total assets acquired at May 31, 2008 of $317.6 million, including $233.3 million of loans, and liabilities assumed were $288.0 million, including $256.4 million of deposits. Due to the mergers with each of TFC and BOE, the Company recorded approximately $37.2 million in goodwill and $15.0 million in core deposit intangibles as of May 31, 2008.

Immediately following the mergers with TFC and BOE, the Company operated TransCommunity Bank and the Bank as separate banking subsidiaries. TransCommunity Bank’s offices operated under the Bank of Goochland, Bank of Powhatan, Bank of Louisa and Bank of Rockbridge division names. Effective July 31, 2008, TransCommunity Bank was consolidated into the Bank under the Bank’s state charter. As a result, the Company was a one-bank holding company at the September 30, 2008 reporting date.

Acquisition of Georgia Operations

On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (“TCB”), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the Federal Deposit Insurance Corporation (“FDIC”), as Receiver for The Community Bank, Bank of Essex and the FDIC. Management evaluated the applicability of Statement of Financial Accounting Standards (“SFAS”) No.141, “Business Combinations”, as well as EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in determining the accounting for this transaction. Based upon an assessment of the transaction, management determined that there were significant limitations on the resources transferred and, therefore, concluded that the net assets acquired did not meet the definition of a “Business” as required by these authoritative standards. Accordingly, the transaction was accounted for as an asset purchase.

10

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619.0 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on the core deposits amounting to approximately $3.2 million. All deposits insured prior to the closing of the transaction maintained their current insurance coverage.

The Company also acquired assets of $87.5 million as follows (dollars in thousands):

Cash and cash equivalents	$54,439
Investment securities	31,304
Loans and accrued interest	1,593
Other assets	135
Total assets	$87,471

The loans acquired were those fully secured by deposit accounts. The Bank did not purchase any additional loans as of December 31, 2008.

The Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. As a result, the Bank purchased 175 loans totaling approximately $21 million on January 9, 2009. Also, the Bank had 90 days to evaluate and, at its sole option, purchase the premises and equipment. The Bank agreed to purchase all four former banking premises of TCB for $6.4 million on February 19, 2009.

Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB, the Bank and the FDIC.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $358 million in loans and other assets and agreed to provide loan servicing to SFSB’s existing loan customers. The Bank bid a negative $45 million for the net assets acquired.

The Bank has entered into shared-loss agreements with the FDIC with respect to certain covered assets acquired. See Notes 9 and 10 for additional information related to certain assets covered under the FDIC shared-loss agreements.

In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in SFAS 141(R), “Business Combinations”. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed. The following table provides the allocation of the negative bid in the financial statements, based on those analyses (dollars in thousands):

SFSB

Negative bid on SFSB transaction	$45,000

Adjustments to assets acquired and liabilities assumed:
Fair value adjustments:
Loans	(102,011)
Foreclosed real estate	(10,428)
FDIC indemnification	84,584
Deposits	(1,455)
Core deposit intangible	2,158
Other adjustments	(1,644)

Net assets acquired, pre-tax	16,204
Deferred tax liability	(5,509)

Net assets acquired, net of tax	$10,695

11

Fair value of assets acquired
Cash and cash equivalents	$54,717
Investment securities	4,954
Loans receivable	198,253
Foreclosed real estate	9,416
FDIC indemnification asset	84,584
Other assets	6,318

Fair value of assets acquired	$358,242

Fair value of liabilities assumed
Deposits	$302,756
FHLB advances	37,525
Deferred taxes	5,509
Other liabilities	1,757

Fair value of liabilities assumed	$347,547

Net assets acquired at fair value	$10,695

As a result of the acquisition of the operations of SFSB, the Company recorded a one-time gain of $16.2 million in the first quarter of 2009.

The Company engaged two external firms to assess credit quality and fair market value of the loan portfolio. An external firm performed a 100% credit review on the entire portfolio and classified each of the loans into several homogenous pools of credit risk and levels of impairment. An external firm specializing in fair market valuations then used the credit review results to determine the current fair market as defined in SFAS No. 157, “Fair Value Measurements” (ASC 820 Fair Value Measurements and Disclosures). The fair value assessment was based on several measures, including asset quality, contractual interest rates, current market interest rates, and other underlying factors and the analysis divided the portfolio into the following segments:

•	Acquisition, development, and construction loans

•	Residential first mortgage loans

•	Consumer real estate loans

•	Commercial real estate loans

The following three general approaches were used in the valuation analyses – the asset-based approach, the market approach, and the income approach.

Certificate of deposits (CDs) and the core deposit intangible (premium paid to acquire the core deposits of SFSB) were marked to market using a third-party analysis of cash flow, interest rate, maturity dates or weighted average life, balances, attrition rates, and current market rates.

The Company reviewed certain contracts between SFSB and its vendors in order to identify any efficiencies from the merger through contract cancellation. The costs of cancelling certain contracts were not material enough to change the amount of the gain recorded.

Supplemental pro forma information reflecting the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination had occurred at the beginning of the annual reporting period, and similar comparative information for the prior year, has not been disclosed. Management has determined that it is impracticable to provide this information due to a lack of reliability of financial information produced by SFSB prior to the acquisition and the costs that would be incurred to reproduce the information with an appropriate level of reliability.

5. GOODWILL AND INTANGIBLE ASSETS

The Company follows SFAS 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Provisions within SFAS 142 discontinue any amortization of goodwill and intangible assets with indefinite lives, and require at least an annual impairment review or more often if certain impairment conditions exist. With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded. Goodwill was assessed for potential impairment as of May 31, 2009, the anniversary date of the mergers.

12

Since the mergers in 2008, there has been further decline in economic conditions, which has significantly affected the banking sector and the Company’s financial condition and results. The Company’s average closing stock price during the second quarter of 2008 and 2009 was $6.64 per share and $3.67 per share, respectively, which represented a 44.73% decline. On the last business day prior to May 31, 2009, the closing stock price was $3.10 per share. The average closing stock price for the third quarter of 2009 was $3.41.

The initial step in identifying potential impairment involves comparing the current fair value of such goodwill to its recorded or carrying amount. If the carrying value exceeds such fair value, there is possible impairment. Next, a second step is performed to determine the amount of the impairment, if any. This step requires a comparison of the Company’s book value to the fair value of its assets, liabilities, and intangibles. If the carrying amount of goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. Management retained a business valuation expert to assist in determining the level and extent to which goodwill was impaired. The Company determined that goodwill was impaired as of May 31, 2009, and a $24.0 million impairment charge was recorded during the second quarter of 2009. Because the acquisitions were considered tax-free exchanges, the goodwill impairment charge cannot be deducted for tax purposes, and as such, an income tax benefit cannot be recorded. Due to this tax treatment, the goodwill impairment charge will be reflected as a permanent difference in the deferred tax calculation.

In determining the goodwill impairment charge, the reporting unit was defined as “Community Bankers Trust Corporation,” as the Company has determined that it has no reportable segments or “components” of a segment, as defined in SFAS No. 142, “Goodwill and Other Intangible Assets” (ASC 350 Intangibles – Goodwill and Other).

The Company used and weighted two valuation methods in determining the fair value of the reporting unit – the guideline transaction method and the discounted cash flow method. The guideline transaction method uses actual change-of-control transactions involving entities similar to the reporting unit. These transactions consist of merger and acquisition transactions involving financial institutions, and the Company derived the fair value of the reporting unit based on the price/tangible book value multiples and core deposit premiums reported in these transactions. The Company used this method as it reflects the guidance in SFAS No. 142, which is consistent with SFAS No. 157, that “the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities . . . .”

The discounted cash flow analysis relies upon a projection of future cash flows, the present value of which represents the value of the reporting unit. Management supplied projections of the reporting unit’s future balance sheets and income statements, which were used in the analysis. Under the discounted cash flow method, the value of the reporting unit is the sum of the distributable cash flows generated by the reporting unit and a terminal value in 2013 representing the value of all future cash flows. The Company used the discounted cash flow method because market participants commonly use discounted cash flow analyses in acquisitions of financial institutions, as the value of an enterprise is equal to its future cash flows. Further, SFAS No. 142 indicates that, “A present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit) . . . .”

The Company then compared the conclusion of value indicated by the preceding valuation methods to the Company’s market capitalization and the valuation multiples for a group of comparable publicly traded banks to the Company.

In determining a conclusion of value for the reporting unit, the guideline transactions method received two-thirds of the total weight (split equally between the indications of value based on tangible book value and core deposits), and the discounted cash flow method received one-third of the total weighting. This weighting methodology reflects that actual transactions involving enterprises with similar characteristics to the subject reporting unit provide the most meaningful indication of value. The Company weighted the discounted cash flow method as it is commonly employed in the financial services industry and represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the two valuation methods used are as follows:

•	The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit’s tangible book value and core deposits at May 31, 2009 and (b) multiples of tangible book value and core deposits derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between June 1, 2008 and May 31, 2009 involving banks located nationwide with assets greater than $250 million and (b) transactions announced between June 1, 2008 and May 31, 2009 involving banks and thrifts located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by a like amount. A change in the core deposit premium by 10% would affect the value by approximately 2%.

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•	The discounted cash flow method relies upon a projection of the reporting unit’s future financial performance, including assumptions as to its future balance sheet growth, asset composition, funding mix, asset quality, capital levels, net interest income, non-interest income, non-interest expenses, loan loss provision, income taxes, and distributable cash flows. In addition, the discounted cash flow method requires a terminal value, which reflects the value of the reporting unit after the end of the finite forecast period. The terminal value is a function of the reporting unit’s projected 2013 net income and tangible book value, and multiples of net income and tangible book value. The Company then discounts the projected future cash flows and terminal value to the present at a discount rate derived from marketplace assumptions as to returns demanded on equity investments.

•	Particularly significant assumptions in the discounted cash flow method include (a) the reporting unit’s future net income and distributable cash flows, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

Goodwill will be next assessed for potential impairment as of December 31, 2009, as management determined that goodwill will be evaluated in the future on an annual basis coinciding with the end of the fiscal year, unless economic or other circumstances warrant evaluations at additional times.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

Core deposit intangible assets are amortized over the period of expected benefit, ranging from 2.6 to 9 years. Core deposit intangibles are recognized, amortized and evaluated for impairment as required by SFAS No. 142, “Goodwill and Other Intangible Assets” (ASC 350 Intangibles – Goodwill and Other). Due to the mergers with TFC and BOE on May 31, 2008, the Company recorded approximately $15.0 million in core deposit intangible assets. Core deposit intangibles related to the Georgia and Maryland transactions equaled $3.1 million and $2.2 million, respectively, and will be amortized over approximately 9 years.

Goodwill and core deposit intangible assets are presented in the following table:

	Gross Amount Value	Accumulated Amortization	Impairment	Net Carrying Value
		(dollars in thousands)
December 31, 2008
Goodwill (restated)	$37,184	—	—	$37,184
Core deposit intangibles	$18,132	$969	—	$17,163

September 30, 2009
Goodwill	$37,184	—	$24,032	$13,152
Core deposit intangibles	$20,290	$2,645	—	$17,645

6. FAIR VALUE MEASUREMENTS

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, trading securities and derivatives, if present, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

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Fair Value Hierarchy

Under FASB ASC 820, “Fair Value Measurements and Disclosures”, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value each reporting period. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company only utilizes third party vendors to provide fair value data for purposes of recording amounts related to the fair value measurements of its securities available for sale portfolio. An AICPA Statement on Auditing Standard Number 70 (SAS 70) report is obtained from the third party vendor on an annual basis. The third party vendor also utilizes a reputable pricing company for security market data. The third party vendor has controls and edits in place for month-to month market checks and zero pricing. The Company makes no adjustments to the pricing service data received for its securities available for sale.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 would include asset-backed securities in less liquid markets.

Loans held for sale

Loans held for sale are recorded at the lower of cost or fair value each reporting period, and are comprised of residential mortgages. These loans are held for a short period of time with the intention of being sold on the secondary market. Therefore, the fair value is determined on rates currently offered using observable market information, which does not deviate materially from the cost value. If there are any adjustments to record the loan at the lower of cost of market value, it would be reflected in the consolidated statements of income. It was determined that the cost value recorded at September 30, 2009 was similar to the fair value, and therefore no adjustment was necessary. Due to the observable market data available in pricing these loans held for sale, they were considered as Level 2.

Loans

Except for loans that the Company acquired in the SFSB transaction, the Company does not record unimpaired loans held for investment at fair value each reporting period. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.

In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. The Bank frequently obtains appraisals prepared by external professional appraisers for classified loans greater than $250,000 when the most recent appraisal is greater than 12 months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral’s location being other determinants. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

The Bank may also identify collateral deterioration based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank’s collateral or where the collateral is located. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. In instances where an appraisal received subsequent to an internally prepared estimate reflects a higher collateral value, management does not revise the carrying amount.

Reviews of classified loans are performed by management on a quarterly basis. At September 30, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral.

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Other real estate owned

Other real estate owned (OREO), including foreclosed assets, are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Goodwill

See Note 5 for a description of valuation methodologies for goodwill.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	September 30, 2009
	Total	Level 1	Level 2	Level 3
	(dollars in thousands)
Investment securities available-for-sale:

U.S. Treasury issue and U.S. government agencies	$16,103	$—	$16,103	$—
State, county, and municipal	94,034	—	94,034	—
Corporates and other bonds	2,834	—	2,834	—
Mortgage backed securities	56,857	—	56,857	—
Financial stocks	1,356	1,356	—	—

Total securities available-for-sale	171,184	1,356	169,828	—
Loans covered by FDIC shared-loss agreement	166,085	—	—	166,085
FDIC indemnification asset	83,909	—	—	83,909
Total assets at fair value	$421,178	$1,356	$169,828	$249,994

Total liabilities at fair value	$—	$—	$—	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These assets include assets that are measured at the lower of cost value or market value that were recognized at fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

	September 30, 2009
	Total	Level 1	Level 2	Level 3
	(dollars in thousands)
Loans — impaired loans with a valuation allowance	$26,776	$—	$24,202	$2,574
Other real estate owned (OREO), covered by FDIC shared-loss agreement	11,105	—	2,620	8,485
Other real estate owned (OREO), non covered	1,175	—	1,175	—

Total assets at fair value	$39,056	$—	$27,997	$11,059

Total liabilities at fair value	$—	$—	$—	$—

The Company had no Level 1 assets measured at fair value on a nonrecurring basis at September 30, 2009.

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ASC 820, “Fair Value Measurements and Disclosures”, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Restricted Securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective entity.

Loans Receivable

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Borrowings

The fair values of the Corporation’s long-term borrowings are estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At September 30, 2009, the fair values of loan commitments and stand-by letters of credit were deemed to be immaterial.

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The fair values and carrying values are as follows:

	September 30, 2009
(dollars in thousands)	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$29,298	$29,315
Securities available for sale	171,184	171,184
Securities held to maturity	121,023	124,883
Equity securities	8,355	8,355
Loans, non covered, net	553,241	546,242
Loans covered by FDIC shared-loss agreement	166,085	166,085
FDIC indemnification asset	83,909	83,909
Accrued interest receivable	5,401	5,401
Goodwill	13,152	13,152

Financial liabilities:
Deposits	1,027,529	1,033,024
Borrowings	41,155	46,035
Accrued interest payable	3,159	3,159

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation’s overall interest rate risk.

7. SECURITIES

Amortized costs and fair values of securities available for sale at September 30, 2009 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
U.S. Treasury issue and other U.S. Government agencies	$15,589	$514	$—	$16,103
State, county and municipal	90,976	3,275	(217)	94,034
Corporates and other bonds	2,761	73	—	2,834
Mortgage backed securities	55,392	1,469	(4)	56,857
Other securities	1,293	165	(102)	1,356

Total securities available for sale	$166,011	$5,496	$(323)	$171,184

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The fair value and gross unrealized losses for securities available for sale, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at September 30, 2009 were as follows:

(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
State, county and municipal	$2,075	$(193)	$2,204	$(24)	$4,279	$(217)
Mortgage backed securities	710	(4)	—	—	710	(4)
Other securities	1,092	(96)	12	(6)	1,104	(102)

Total securities available for sale	$3,877	$(293)	$2,216	$(30)	$6,093	$(323)

At September 30, 2009, there were $2.2 million of securities available for sale that were in a continuous loss position for more than twelve months with unrealized losses of $30,000 and consisted primarily of municipal obligations. Management continually monitors the fair value and credit quality of the Company’s investment portfolio. Furthermore, a third party vendor prepares a report for other than temporarily impaired evaluations. Management reviews this report monthly, and there were no investments considered other than temporarily impaired at September 30, 2009.

Amortized costs and fair values of securities held to maturity at September 30, 2009 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
U.S. Treasury issue and other U.S. Government agencies	$748	$—	$(1)	$747
State, county and municipal	13,104	859	—	13,963
Corporates and other bonds	1,030	26	—	1,056
Mortgage backed securities	106,141	3,078	(102)	109,117

Total securities held to maturity	$121,023	$3,963	$(103)	$124,883

The fair value and gross unrealized losses for securities held to maturity, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at September 30, 2009 were as follows:

(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$748	$(1)	$—	$—	$748	$(1)
Mortgage backed securities	10,501	(102)	—	—	10,501	(102)

Total securities held to maturity	$11,249	$(103)	$—	$—	$11,249	$(103)

Management continually monitors the fair value and credit quality of the Company’s investment portfolio. At September 30, 2009, all impairments of securities held to maturity are considered temporary as the unrealized losses are related to market risk and not credit risk. The Company does not intend to sell the securities and it is not likely that the company will be required to sell the security before recovery of its amortized cost. Issuers of the securities held to maturity and available for sale are of suitable credit quality and all of the securities are of investment grade.

The Company’s investment in Federal Home Loan Bank (“FHLB”) stock totaled $3.6 million at September 30, 2009. FHLB stock is restricted since it is not actively traded on an exchange, and is owned solely by the FHLB and its member institutions. The Company records FHLB stock on a cost basis. When evaluating FHLB stock for impairment, its value is based on recovery of the par value rather than by recognizing temporary decline in value. While the FHLB temporarily suspended dividend payments on its stock and repurchases of excess capital stock during 2009, it declared an annualized dividend rate of 0.41% for the third quarter of 2009, which is scheduled for payment in November 2009.

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8. LOANS EXCLUDING COVERED LOANS

The Company’s loan portfolio, segregated by loans covered by the FDIC shared-loss agreement (Covered Loans) and loans not covered by this agreement (Non-covered Loans), at September 30, 2009 and December 31, 2008, was comprised of the following (dollars in thousands):

	September 30, 2009 Non-covered loans		December 31, 2008 Total Loans
Open End 1-4 Family Loans	$31,008	5.44%	$30,323	5.80%
1-4 Family First Liens	107,882	18.94%	99,284	18.98%

Total residential 1-4 family	138,890	24.38%	129,607	24.78%

Owner occupied nonfarm nonresidential	81,810	14.36%	63,218	12.09%
Non owner occupied nonfarm nonresidential	105,182	18.47%	93,872	17.95%

Total commercial	186,992	32.83%	157,090	30.03%

1-4 Family Construction	28,811	5.06%	36,277	6.93%
Other construction and land development	111,708	19.61%	103,238	19.74%

Total construction	140,519	24.67%	139,515	26.67%

Second mortgages	14,124	2.48%	15,599	2.98%
Multifamily	10,757	1.89%	9,370	1.79%
Agriculture	3,907	0.69%	5,143	0.98%

Total real estate loans	495,189	86.94%	456,324	87.23%

Agriculture loans	1,407	0.25%	988	0.19%
Commercial and industrial loans	45,348	7.96%	44,332	8.48%

Total commercial loans	46,755	8.21%	45,320	8.67%

Total revolving credit and other consumer	15,927	2.79%	14,457	2.76%

All other loans	11,706	2.06%	7,005	1.34%

Gross loans	569,577	100.00%	523,106	100.00%
Unearned income on loans	(785)		(780)
Merger related fair value adjustment	660		972

Total non-covered loans	$569,452		$523,298

The following is a summary of information for impaired and nonaccrual loans at September 30, 2009, excluding FDIC covered assets (dollars in thousands):

Amount
Impaired loans without a valuation allowance	$27,728
Impaired loans with a valuation allowance	26,776

Total impaired loans	$54,504

Valuation allowance related to impaired loans	$9,454
Total nonaccrual loans	$20,572
Total loans 90 days or more past due and still accruing	$1,462
Average investment in impaired loans during the nine months ending September 30, 2009	$43,001

Interest income recognized on impaired loans	$919

Interest income recognized on a cash basis on impaired loans	$919

See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset Quality for additional information regarding impaired loans.

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9. COVERED ASSETS

The Company is applying the provisions of FASB ASC 310 to all loans acquired in the SFSB acquisition (the “covered loans”).

The following table reflects the contractual cash flows, cash flows expected at acquisition, and fair value of loans as of the acquisition date. These amounts were determined based upon the estimated remaining life of the covered loans, which includes the effects of prepayments.

(In Thousands)	Total Loans
Contractually required principal and interest at acquisition	$431,081
Nonaccretable difference (expected losses of $99,648 and foregone interest of $72,157)	171,805

Cash flows expected to be collected at acquisition	$259,276
Accretable yield (interest component of expected cash flows)	61,023

Basis in acquired loans at acquisition	$198,253

As of January 1, 2009 there were no covered loans. As of September 30, 2009, the outstanding balance of the covered loans accounted for under FASB ASC 31-30 is $262,379. The carrying amount as of September 30, 2009 is comprised of the following.

(Dollars in Thousands)	September 30, 2009 Covered Loans
Open End 1-4 Family Loans	$8,131	4.90%
1-4 Family First Liens	117,472	70.73%

Total residential 1-4 family	125,603	75.63%

Owner occupied nonfarm nonresidential	—	0.00%
Non owner occupied nonfarm nonresidential	6,566	3.95%

Total commercial	6,566	3.95%

1-4 Family Construction	7,309	4.40%
Other construction and land dev.	17,178	10.34%

Total construction	24,487	14.74%

Second mortgages	8,957	5.40%
Multifamily	—	0.00%
Agriculture	240	0.14%

Total real estate loans	165,853	99.86%

Agriculture loans		0.00%
Commercial and industrial loans	—	0.00%

Total commercial loans	—	0.00%

Total revolving credit and other consumer	232	0.14%

Total covered loans	$166,085	100.00%

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The change in the accretable yield balance since January 1, 2009 is as follows:

Accretable Yield
Balance at January 1, 2009	$—
Additions	61,023
Less Accretion	(11,380)
Reclassification from (to) Nonaccretable Yield	—

Balance at September 30, 2009	$49,643

These loans are not classified as nonperforming assets at September 30, 2009 as the loans are accounted for on a pooled basis and the pools are considered to be performing. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at December 31, 2009.

10. SHARED-LOSS AGREEMENTS AND FDIC INDEMNIFICATION ASSET

On January 30, 2009, the Company entered into a purchase and assumption agreement with shared-loss with the FDIC to assume all of the deposits and acquire certain assets of Suburban Federal Savings Bank. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million of such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a “loss” on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made monthly until the end of the month in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements. The fair value of this loss sharing agreement is detailed below.

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in FASB ASC 805 Business Combinations. The FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and OREO and the loss sharing percentages outlined in the Purchase and Assumption Agreements with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding Indemnification Asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to loss expectations will also have an impact to the accretable yield for the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the yield on the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

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The following tables present the balances of the FDIC indemnification asset related to the Suburban Federal Savings Bank transaction at January 30, 2009 (the transaction date) and September 30, 2009:

(In Thousands)	January 30, 2009
Anticipated realizable loss	$108,756
Assumed loss sharing recovery percentage	approximately 80%

Estimated loss sharing value	86,988
Premium (discount)	(2,404)

FDIC indemnification asset	$84,584

September 30, 2009
Anticipated realizable loss remaining	107,289
Assumed loss sharing recovery percentage	approximately 80%

Estimated loss sharing value	85,831
Premium (discount)	(1,922)

FDIC indemnification asset	$83,909

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11. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses, for the three and nine months ended September 30, 2009; the four months ended September 30, 2008 and the five months ended May 31, 2008 Predecessor period was comprised of the following:

(dollars in thousands)	Three months ended September 30, 2009	Nine Months ended September 30, 2009	Four Months ended September 30, 2008	BOE Predecessor Five Months ended May 31, 2008	TFC Predecessor Five Months ended May 31, 2008
Beginning allowance	$12,185	$6,939	$5,305	$2,595	$3,036
Provision for loan losses	5,231	11,271	1,334	200	1,348
Recoveries of loans charged off	224	306	36	25	—
Loans charged off	(1,429)	(2,305)	(128)	(91)	(958)

Allowance at end of period	$16,211	$16,211	$6,547	$2,729	$3,426

For information reported for September 30, 2008, the figures presented are solely for the months of June 2008 through September 2008, as the Company did not have banking operations prior to its merger with each of TFC and BOE at May 31, 2008 and, as such, did not have an allowance for loan losses. Predecessor periods for the five months ended May 31, 2008 are shown above.

At September 30, 2009, total impaired loans equaled $54.5 million, excluding FDIC covered assets. As required by the fair value accounting rules for the SFSB transaction in the first quarter of 2009, no allowance for loan losses was recorded on loans acquired since the loans were recorded at fair value and adjusted for expected credit losses, less amounts to be reimbursed by the FDIC. For additional information regarding the accounting entries, see the Company’s Current Report on Form 8-K/A (Amendment No. 1) filed on April 17, 2009, under Note 2 — Description of the Pro Forma Purchase Accounting Adjustments.

Significant provisions were made to the loan loss reserve during the nine months ended September 30, 2009, as economic conditions deteriorated. In addition, net-charge off activity increased as certain loans were deemed uncollectible.

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The following table presents charge-offs and recoveries by loan category for the three and nine months ended September 30, 2009, the four months ended September 30, 2008, and for Predecessor companies for the five months ended May 31, 2008.

										BOE Predecessor			TFC Predecessor
	For the three months ended September 30, 2009			For the nine months ended September 30, 2009			For the four months ended September 30, 2008			For the five months ended May 31, 2008			For the five months ended May 31, 2008
(dollars in thousands)	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs	Charge- offs	Recoveries	Net Charge- offs
Open End 1-4 Family loans	$—	$—	$—	$168	$—	$168	$—	$—	$—	$—	$—	$—	$—	$—	$—
1-4 Family First Liens	—	—	—	108	—	108	—	—	—	—	—	—	—	—	—

Total residential 1-4 family	—	—	—	276	—	276	—	—	—	—	—	—	—	—	—

Owner occupied nonfarm nonresidential	814	—	814	814	—	814	—	—	—	—	—	—	—	—	—
Non owner occupied nonfarm nonresidential	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total commercial	814	—	814	814	—	814	—	—	—	—	—	—	—	—	—

1-4 Family Construction	—	183	(183)	61	199	(138)	—	—	—	—	—	—	—	—	—
Other construction and land development	583	—	583	591	—	591	—	—	—	—	—	—	70	—	70

Total construction	583	183	400	652	—	453	—	—	—	—	—	—	70	—	70

Second mortgages	—	—	—	34	—	34	—	—	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Agriculture	—	—	—	13	—	13	—	—	—	—	—	—	—	—	—

Total real estate loans	1,397	183	1,214	1,789	199	1,590	—	—	—	—	—	—	70	—	70

Agriculture loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial and industrial loans	—	17	(17)	318	20	298	—	—	—	—	5	(5)	835	—	835

Total commercial loans	—	17	(17)	318	20	298	—	—	—	—	5	(5)	835	—	835

Total revolving credit and other consumer	4	11	(7)	170	74	96	128	36	92	91	20	71	53	—	53
All other loans	28	13	15	28	13	15	—	—	—	—	—	—	—	—	—

Total non-covered loans	$1,429	$224	$1,205	$2,305	$306	$1,999	$128	$36	$92	$91	$25	$66	$958	$—	$958

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12. DEPOSITS

The following table provides interest-bearing deposit information by category for the dates indicated:

Balance by deposit type	September 30, 2009	December 31, 2008
	(dollars in thousands)
NOW	$88,045	$76,575
MMDA	110,353	55,200
Savings	58,495	34,688
Time deposits less than $100,000	450,273	303,424
Time deposits greater than $100,000	256,025	276,762

Total interest-bearing deposits	$963,191	$746,649

13. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share (“EPS”) is computed by dividing net income or loss available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, including the effect of all potentially dilutive potential common shares outstanding attributable to stock instruments.

(dollars and shares in thousands, except per share data)	(Loss)/ Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the Three Months ended September 30, 2009
Basic EPS	$(2,171)	21,468	$(0.10)
Effect of dilutive stock awards and options	—	—	—

Diluted EPS	$(2,171)	21,468	$(0.10)

For the Three Months ended September 30, 2008
Basic EPS	$952	21,469	$0.04
Effect of dilutive stock awards and options	—	17	—

Diluted EPS	$952	21,486	$0.04

For the Nine Months ended September 30, 2009
Basic EPS	$(18,594)	21,468	$(0.87)
Effect of dilutive stock awards and options	—	—	—

Diluted EPS	$(18,594)	21,468	$(0.87)

For the Nine Months ended September 30, 2008
Basic EPS	$1,351	14,750	$0.09
Effect of dilutive stock awards and options	—	1,447	(0.01)

Diluted EPS	$1,351	16,197	$0.08

There were 5,973,870 shares in the Company available through options and warrants that were considered anti-dilutive at September 30, 2009.

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BOE Predecessor (Dollars and shares in thousands, except per share data)	(Loss) Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the five months ended May 31, 2008
Basic EPS	$(188)	1,214	$(0.15)
Effect of dilutive stock awards	—	—	—

Diluted EPS	$(188)	1,214	$(0.15)

TFC Predecessor (Dollars and shares in thousands, except per share data)	(Loss) Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the five months ended May 31, 2008
Basic EPS	$(3,901)	4,587	$(0.85)
Effect of dilutive stock awards	—	—	—

Diluted EPS	$(3,901)	4,587	$(0.85)

14. DEFINED BENEFIT PLAN

The Company adopted the Bank noncontributory, defined benefit pension plan for all full-time, pre-merger Bank employees over 21 years of age at May 31, 2008. Benefits are generally based upon years of service and the employees’ compensation. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Components of Net Periodic Benefit Cost:

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	BOE Predecessor Five Months Ended May 31, 2008	TFC Predecessor Five Months Ended May 31, 2008
	(In thousands)	(In thousands)
Service cost	$276	$164	$155	Not applicable
Interest cost	243	135	128
Expected return on plan assets	(159)	(140)	(133)
Amortization of prior service cost	3	2	2
Amortization of net obligation at transition	(3)	(2)	(2)
Amortization of net loss	66	8	7

Net periodic benefit cost	$426	$166	$157

At September 30, 2009, employer contributions totaled $264,000 for the plan year. The Company is currently analyzing the Defined Benefit Plan as well as other alternatives, such as enhancing its Defined Contribution Plan (401(k)). The plan was frozen to new entrants prior to BOE’s merger with the Company.

15. SUBSEQUENT EVENTS

On October 29, 2009, the Company’s Board of Directors declared a quarterly dividend of $0.04 per share with respect to the Company’s outstanding common stock. The dividend will be payable on November 20, 2009, to stockholders of record at the close of business on November 13, 2009.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the financial condition at September 30, 2009 and results of operations of the Company for the three and nine months ended September 30, 2009 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes to consolidated financial statements included in this report and in the Company’s Annual Report on Form 10-K/A (Amendment No. 3) for the year ended December 31, 2008.

Overview

Community Bankers Trust Corporation (the “Company”) is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank, a Virginia state bank with 25 full-service offices in Virginia, Maryland and Georgia.

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and consumer loans, travelers checks, safe deposit box facilities, investment services and fixed rate residential mortgages. Fourteen branches are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market. The Bank also operates two loan production offices, one in Fairfax, Virginia, and one in Cumming, Georgia.

The Company generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Company’s cost of funds is a function of the average amount of interest-bearing deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. Additionally, the Bank earns non-interest income from service charges on deposit accounts and other fee or commission-based services and products. Other sources of non-interest income can include gains or losses on securities transactions, gains from loans sales, transactions involving bank-owned property, and income from Bank Owned Life Insurance (“BOLI”) policies. The Company’s income is offset by non-interest expense, which consists of goodwill impairment and other charges, salaries and benefits, occupancy and equipment costs, professional fees, and other operational expenses. The provision for loan losses and income taxes materially affect income.

Caution About Forward-Looking Statements

The Company makes certain forward-looking statements in this Form 10-Q that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. These forward-looking statements are generally identified by phrases such as “the Company expects,” “the Company believes” or words of similar import.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors, including, without limitation, the effects of and changes in the following:

•	general economic and market conditions, either nationally or locally;

•	the interest rate environment;

•	competitive pressures among banks and financial institutions or from companies outside the banking industry;

•	real estate values;

•	the quality or composition of the Company’s loan or investment portfolios;

•	the demand for deposit, loan, and investment products and other financial services;

•	the demand, development and acceptance of new products and services;

•	the timing of future reimbursements from the FDIC to the Company under the shared-loss agreements;

•	consumer profiles and spending and savings habits;

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•	the securities and credit markets;

•	the integration of banking and other internal operations, and associated costs

•	management’s evaluation of goodwill and other assets on a periodic basis, and any resulting impairment charges, under applicable accounting standards;

•	the soundness of other financial institutions with which the Company does business;

•	inflation;

•	technology; and

•	legislative and regulatory requirements.

These factors and additional risks and uncertainties are described in the “Risk Factors” discussion in Part II, Item 1A, of this report.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies

The following is a summary of the Company’s critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (“ALLL”) is maintained at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Since arriving at an appropriate ALLL involves a high degree of management judgment, an ongoing quarterly analysis to develop a range of estimated losses is utilized. In accordance with accounting principles generally accepted in the United States, best estimates within the range of potential credit loss to determine the appropriate ALLL is utilized. Credit losses are charged and recoveries are credited to the ALLL.

The Company utilizes an internal risk rating system for its loans. Those larger credits that exhibit probable or well defined credit weaknesses are subject to individual review. The borrower’s cash flow, adequacy of collateral coverage, and other options available to the Company, including legal remedies, are evaluated. The review of individual loans includes those loans that are impaired as defined by SFAS 114, Accounting by Creditors for Impairment of a Loan. Collectability of both principal and interest when assessing the need for loss provision is considered. Historical loss rates are applied to other loans not subject to specific allocations. The loss rates are determined from historical net charge offs experienced by the Bank.

Historical loss rates for commercial and retail loans are adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors that are considered include delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, level of recoveries to prior year’s charge offs, trend in loan losses, industry concentrations and their relative strengths, amount of unsecured loans and underwriting exceptions. These factors are reviewed quarterly and a weighted score is assigned depending on the level and extent of the risk. The total of each of these weighted factors is then applied against the applicable portion of the portfolio and the ALLL is adjusted to ensure an appropriate level.

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company’s transactions would be the same, the timing of events that would impact its transactions could change.

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Loans Acquired in a Transfer

The Company’s acquired loans from the SFSB acquisition (the “covered loans”), subject to FASB ASC Topic 805, Business Combinations (formerly SFAS 141(R)), are recorded at fair value and no separate valuation allowance is recorded at the date of acquisition. FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3) applies to loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company is applying the provisions of FASB ASC 310-30 to all loans acquired in the Suburban Federal Savings Bank acquisition, not just the loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company has grouped loans together based on common risk characteristics including product type, delinquency status and loan documentation requirements among others.

The Company makes an estimate of the total cash flows it expects to collect from a pool of loans, which includes undiscounted expected principal and interest. The excess of that amount over the fair value of the pool is referred to as accretable yield. Accretable yield is recognized as interest income on a constant yield basis over the life of the pool. The Company also determines each pool’s contractual principal and contractual interest payments. The excess of that amount over the total cash flows it expects to collect from the pool is referred to as nonaccretable difference, which is not accreted into income. Judgmental prepayment assumptions are applied to both contractually required payments and cash flows expected to be collected at acquisition. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the accretable yield with the amount of periodic accretion adjusted over the remaining life of the pool. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss.

Income Taxes

The Company follows tax guidance, including the Financial Accounting Standards Board’s (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). In determining the appropriate level of income taxes to be recorded each reporting, management assesses the potential tax effects and records those amounts in both current and deferred tax accounts, whether may be an asset or liability. In addition, an income tax expense or benefit is determined, which is recorded on the consolidated income statement.

Goodwill and Other Intangible Assets

The Company adopted SFAS 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. As a result of the mergers with each of TFC and BOE at May 31, 2008, goodwill was initially recorded for $39.5 million. Subsequently, adjustments were recorded to properly reflect goodwill on the financial statements. The Company assessed goodwill for impairment as of the one year anniversary date of the mergers, at May 31, 2009.

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error and the financial statements for the year ended December 31, 2008 have been restated.

The initial step in identifying potential impairment involves comparing the current fair value of such goodwill to its recorded or carrying amount. If the carrying value exceeds such fair value, there is possible impairment. Next, a second step is performed to determine the amount of the impairment, if any. This requires a comparison of the Company’s book value to the fair value of its assets, liabilities, and intangibles. If the carrying amount of goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. The Company determined that goodwill was impaired as of May 31, 2009, and a $24.0 million impairment charge was recorded during the second quarter of 2009. The goodwill impairment charge was due to an overall decline in general economic conditions, rapid change in the market valuations of financial institutions and the discount that shares of the Company’s common stock have traded to their tangible book value for an extended period of time.

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Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. Branch acquisition transactions were outside the scope of SFAS 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS 142. The costs of purchased deposit relationships and other intangible assets, based on independent valuation by a qualified third party, are being amortized over their estimated lives. Core deposit intangible amortization expense charged to operations was $565,000 and $1.7 million for the three and six months ended September 30, 2009, respectively. The Company did not record any goodwill or other intangible prior to the TFC and BOE mergers. As a result of the TCB and SFSB transactions, core deposit intangibles were recorded of $3.2 million and $2.2 million, respectively. Also related to the SFSB transaction during the first quarter of 2009 was a gain of $16.2 million ($10.7 million, net of taxes), which was recorded as a one-time gain within the income statement.

Financial Condition

At September 30, 2009, the Company had total assets of $1,232 billion, an increase of $201.7 million or 19.58% from December 31, 2008. Total loans, excluding FDIC covered assets, equaled $569.5 million at September 30, 2009, increasing $46.2 million, or 8.82% from December 31, 2008. Securities totaled $300.6 million and increased $8.1 million, or 2.77% during the first nine months of 2009. The Company had federal funds sold of $5.3 million at September 30, 2009, versus $10.2 million at year-end 2008, a decrease of $4.9 million or 48.00%. The shift in the earning asset mix as evidenced above is the direct result of management’s intention of replacing relatively lower yielding overnight funds with higher yielding assets of loans and securities.

The increase in the total asset size of the Company was primarily due to the SFSB transaction in Maryland. At September 30, 2009, FDIC covered loans equaled $166.1 million, FDIC covered other real estate owned equaled $11.1 million, the FDIC indemnification asset was $83.9 million and the FDIC receivable equaled $3.6 million. Securities from SFSB were incorporated into the Company’s securities portfolio at fair value at the effective time of the transaction, and are not considered covered assets under the terms of the FDIC shared-loss agreements.

The Company is required to account for the effect of market changes in the value of securities available-for-sale (“AFS”) under SFAS 115. The market value of the September 30, 2009 AFS portfolio was $171.2 million at September 30, 2009, and the net unrealized gain on the AFS portfolio was $3.4 million, net of taxes, and included as part of the Company’s accumulated other comprehensive income of $2.1 million. Since December 31, 2008, the AFS portfolio shifted from a net unrealized loss of $700,000 to a net unrealized gain of $5.2 million, exclusive of taxes over the first nine months of 2009. The Company deems the investment portfolio as a viable source of liquidity given the dollar volume of securities designated available for sale.

Total deposits at September 30, 2009 were $1.028 billion, which increased $221.2 million or 27.43% from December 31, 2008. Deposit growth was attributed to the SFSB transaction, which was concentrated in certificates of deposit. At September 30, 2009, total deposits in our Maryland branches aggregated $279.3 million of which $208.8 million were time deposits. Interest-bearing deposits increased $216.5 million from December 31, 2008 to September 30, 2009. Noninterest-bearing deposits, in the form of demand deposit accounts, were $64.3 million at September 30, 2009, an increase of $4.6 million since December 31, 2008. The Company’s total loans-to-deposits ratio, excluding FDIC covered loans, was 55.42% at September 30, 2009 and 64.90% at December 31, 2008.

Stockholders’ equity at September 30, 2009 was $144.7 million and represented 11.75% of total assets. Stockholders’ equity was $164.4 million, or 15.97% of total assets at December 31, 2008.

Results of Operations

Net Income

For the three months ended September 30, 2009, net loss before dividends and accretion on preferred stock was $1.9 million, compared with net income of $952,000 for the same period in 2008. Net loss available to common stockholders was $2.2 million, which represented $0.10 per share on a fully diluted basis, versus net income available to common stockholders of $952,000, or $0.04 per share on a fully diluted basis for the same period in 2008. The loss incurred during the third quarter of 2009 was primarily the result of a $5.2 million provision for loan losses, compared to $1.1 million in provisions during the same period in 2008.

For the nine months ended September 30, 2009, net loss before dividends and accretion on preferred stock was $17.8 million, compared with net income $1.4 million for the same period in 2008. Net loss available to common stockholders was $18.6 million, which represented $0.87 per share on a fully diluted basis, versus net income available to common stockholders of $1.4 million, or $0.08 per share on a fully diluted basis for the same period in 2008. Net loss for the nine months ended September 30, 2009, was driven by the goodwill impairment charge of $24.0 million and loan loss provisions of $11.3 million. While the $16.2 million gain recorded on the SFSB transaction in the first quarter partially offset these large expenses, the goodwill impairment charge does not reduce taxable income and permit an income tax benefit.

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Net Interest Income

The Company’s results of operations are significantly affected by its ability to manage effectively the interest rate sensitivity and maturity of its interest-earning assets and interest-bearing liabilities. At September 30, 2009, the Company’s interest-earning assets exceeded its interest-bearing liabilities by approximately $31.4 million, compared with a $137.9 million excess at December 31, 2008.

Net interest income was $9.7 million for the three months ended September 30, 2009, compared with $6.2 million for the same period in 2008. For the three months ended September 30, 2009, the net interest margin was 3.77% compared to 4.26% for the same period in 2008. For the three months ended September 30, 2009, the net interest spread was 3.67% versus 3.70% for the same period in 2008. The decline in the margin compared with the same period in 2008 was driven by several factors. First, loan rates declined in the fourth quarter of 2008 due to a prime rate drop. There was also a large influx of deposits related to TCB transaction in the fourth quarter of 2008 which were subsequently invested in securities versus higher yielding loans. In addition, the SFSB transaction resulted in further margin compression during 2009 as the Bank inherited a large volume of FDIC covered non-accruing loans that are included in the margin calculation.

With the acquisitions of TFC and BOE in May 2008, fair market value adjustments were recorded for assets and liabilities, including interest bearing loans and interest bearing deposits. However, the amortization of the fair value adjustments for those deposits significantly reduced interest expense during the third quarter of 2008, far in excess of reductions in interest income associated with the amortization of the fair value adjustments for loans. As a result, the net interest margin for the third quarter of 2008 was more positively influenced when compared with the third quarter of 2009.

For the nine months ended September 30, 2009, net interest income aggregated $28.4 million, which generated a net interest margin of 3.64%. The net interest spread for the nine months ended September 30, 2009 equaled 3.50%. A net interest margin analysis is not provided for the nine months ended September 30, 2008, since there were no banking operations for the Company for the first five months of 2008.

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Components used in determining the net interest spread and the net interest margin, including yields on assets and costs of funds by category, are depicted in the following table:

COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEETS

	Three months ended September 30
	2009			2008
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS:
FDIC covered loans, including fees	$172,050	$4,152	9.65%	$496,803	$8,497	6.84%
Loans non covered, including fees	559,547	8,820	6.31%

Total loans	731,597	12,972	7.09%	496,803	8,497	6.84%

Interest bearing bank balances	11,061	60	2.17%	9,384	83	3.54%
Federal funds sold	20,905	10	0.19%	5,034	22	1.75%
Investments (taxable)	216,277	2,081	3.85%	50,809	539	4.24%
Investments (tax exempt)(1)	91,927	1,358	5.91%	35,068	505	5.76%

Total earning assets	1,071,767	16,481	6.15%	597,098	9,646	6.46%

Allowance for loan losses	(13,290)			(5,380)
Non-earning assets	193,267			90,098

Total assets	$1,251,744			$681,816

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Demand -
Interest bearing	$200,965	$381	0.76%	$84,032	$328	1.56%
Savings	58,438	100	0.68%	31,126	84	1.08%
Time deposits	724,191	5,545	3.06%	314,585	2,495	3.17%

Total deposits	983,594	6,026	2.45%	429,743	2,907	2.71%

Fed funds purchased	1,126	2	0.71%	17,408	101	2.32%
FHLB and other borrowings	40,005	338	3.38%	28,974	277	3.82%

Total interest-bearing liabilities	1,024,725	6,366	2.48%	476,125	3,285	2.76%

Non-interest bearing deposits	61,269			54,060
Other liabilities	21,674			7,410

Total liabilities	1,107,668			537,595

Stockholders’ equity	144,076			144,221

Total liabilities and stockholders’ equity	$1,251,744			$681,816

Net interest earnings		$10,115			$6,361

Interest spread			3.67%			3.70%

Net interest margin			3.78%			4.26%

(1)	Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

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COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEETS

	Nine months ended September 30, 2009
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS:

FDIC covered loans, including fees	$162,476	$11,380	9.34%
Loans non covered, including fees	547,578	26,236	6.39%

Total loans	710,054	37,616	7.06%

Interest bearing bank balances	23,332	262	1.50%
Federal funds sold	20,914	36	0.23%
Investments (taxable)	250,738	7,580	4.03%
Investments (tax exempt) (1)	84,255	3,747	5.93%

Total earning assets	1,089,293	49,241	6.03%

Allowance for loan losses	(10,484)
Non-earning assets	194,320

Total assets	$1,273,129

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Demand -
Interest bearing	$193,998	$1,556	1.07%
Savings	54,733	374	0.91%
Time deposits	734,653	16,513	3.00%

Total deposits	983,384	18,443	2.50%

Fed funds purchased	1,085	6	0.74%
FHLB and other borrowings	43,415	1,071	3.29%

Total interest-bearing liabilities	1,027,884	19,520	2.53%

Non-interest bearing deposits	61,313
Other liabilities	27,823

Total liabilities	1,117,020

Stockholders’ equity	156,109

Total liabilities and stockholders’ equity	$1,273,129

Net interest earnings		$29,721

Interest spread			3.50%

Net interest margin			3.64%

(1)	Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

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Provision for Credit Losses

For the three months ended September 30, 2009, the Company’s provision for loan losses was $5.2 million compared with $1.1 million in the same period of 2008. For the nine months ended September 30, 2009, provisions were $11.3 million compared with $1.3 million in the same period of 2008.

Significant increases were made to the loan loss reserve during the third quarter of 2009 as economic conditions continued to show signs of deterioration, which necessitated further provisions for impairments of classified assets. The most notable impetus for the provision was evidenced in one borrowing relationship which was previously impaired and on the Bank’s watch list. Current information related to unwinding the credit necessitated further impairment which amounted to nearly 50% of the provision for the quarter. This loan was commercial/residential land development and was originated approximately 10 years ago with real estate as collateral. The amount outstanding was $7.2 million at both June 30, 2009 and September 30, 2009. The allowance allocated to this loan was $650 at June 30, 2009 and $3.0 million at September 30, 2009. There were no charge-offs during these quarters related to this loan. The loan was placed on non-accrual statues during June of 2009. The last appraisal was in April of 2009 for $9 million. Other evaluation procedures included discussions with professionals knowledgeable with similar developments and potential buyers and sellers. The remaining balance of the provision during the third quarter was attributable to downgraded credits and further insulation from the economic downturn. Management continues to monitor the loan portfolio closely and make appropriate adjustments using the Company’s internal risk rating system.

While the Maryland loan portfolio contains significant risk, it was considered in determining the initial fair value, which was reflected in adjustments recorded at the time of the SFSB transaction, less the FDIC guaranteed portion of losses on covered assets. Net-charge off activity has increased during recent quarters, a trend that is expected to continue until weakening economic conditions begin to subside. Please refer to the Asset Quality discussion below for further analysis.

Noninterest Income

For the three months ended September 30, 2009, noninterest income was $2.1 million, compared with $754,000 in the same period of 2008. This increase of $1.4 million or 184.08% is primarily attributable to gains on securities transactions of $612,000 and gains on the sale of other real estate of $500,000 versus no gains in either category in the same period of 2008. Increased service charges on deposit accounts of $158,000 and an increase in other noninterest income of $118,000 over the same period in 2008 accounted for the remainder of the increase.

For the nine months ended September 30, 2009, noninterest income was $20.9 million. Excluding the first quarter gain on the SFSB transaction of $16.2 million, noninterest income would have been $4.7 million, compared with $1.1 million during the same period of 2008. Service charges on deposit accounts aggregated $1.9 million compared with $696,000 for the same period in 2008. This increase of $1.2 million or 167.67% was the result of no banking operations reported for the first five months of 2008 and an increase in the number of deposit accounts subject to fees and charges through September 30, 2009. Likewise, other noninterest income equaled $1.3 million for the nine months ended September 30, 2009, versus $357,000 for the same period in 2008. The Company has recorded net securities gains of $905,000 and gains on the sale of other real estate of $563,000 through the first nine months of 2009 versus none in the same period in 2008.

Noninterest Expenses

For the three month period ended September 30, 2009, noninterest expenses were $9.9 million compared with $4.7 million for the same period in 2008. Salaries and employee benefits were $4.8 million and represented 48.70% of all noninterest expenses for the quarter. Salaries and wages increased $2.5 million or 103.79% from the same quarter in 2008. The increases in salaries and wages are the direct result of increased staffing levels from the prior year period related to the acquisitions of TCB and SFSB coupled with corporate staff hires for positions required in a now significantly larger financial institution.

Other overhead costs included other operating expenses of $1.8 million, amortization of intangibles of $565,000, occupancy expenses of $752,000, equipment expense of $436,000, data processing fees of $743,000, legal fees of $217,000, and other professional fees of $185,000. FDIC assessments for the quarter equaled $436,000.

For the nine month period ended September 30, 2009, noninterest expenses were $53.8 million, which includes the aforementioned $24.0 million goodwill impairment charge. Salaries and employee benefits were $14.3 million and represented 47.95% of overhead exclusive of the goodwill impairment charge. Throughout the first nine months of 2009, the Company hired additional personnel in

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key functional areas. Other overhead costs included other operating expenses of $5.1 million, amortization of intangibles of $1.7 million, occupancy expenses of $1.9 million, equipment expense of $1.2 million, data processing fees of $2.2 million, professional fees of $1.3 million, and legal fees of $772,000.

Income Taxes

An income tax benefit of $1.5 million was recorded for the three months ended September 30, 2009, and there was an income tax expense of $2.0 million for the nine months ended September 30, 2009. Income tax expenses were $234,000 and $392,000 for the same respective periods in 2008. This substantial difference is directly attributable to the goodwill impairment charge recorded during the second quarter of 2009, as this impairment charge did not reduce taxable income. The Company had a deferred tax liability at September 30, 2009.

Supplemental Results of Operations Information on Predecessors

The following information represents a discussion and analysis of the results of operations of each of the Company’s predecessors for the five months ended May 31, 2008.

TransCommunity Financial Corporation (TFC)

Results of Operations

For the five months ended May 31, 2008, net losses were $3.9 million or $(.85) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company as well as an increase in the provision for loan losses.

Net interest income was $3.8 million for the five months ended May 31, 2008. Net interest margin was 3.86%

For the five months ended May 31, 2008, the Company’s provision for loan losses was $1.3 million. The increase in loan loss reserves was due to a combination of the provisions required to support loan growth, plus downgraded loans and seasoning of the loan portfolio.

For the five months ended May 31, 2008, noninterest income was $429,000.

For the five months ended May 31, 2008, noninterest expenses were $8.2 million. Salaries and employee benefits were $3.7 million and represented 45.06% of all noninterest expenses for the period. Additionally, the Company incurred occupancy expenses of $318,000, equipment expense of $295,000, and other noninterest expenses of $3.9 million, which were comprised of data processing fees of $1.9 million, professional fees of $1.0 million, legal and accounting fees of $260,000, and other expenses totaling $702,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $1.3 million in salaries and benefits related to severance and bonuses, $1.7 million in data processing resulting from the termination of a data processing contract and $1.0 million in professional fees.

An income tax benefit of $1.5 million was recorded for the five months ended May 31, 2008.

BOE Financial Services of Virginia, Inc. (BOE)

Results of Operations

For the five months ended May 31, 2008, net losses were $188,000 or $(0.15) per share. The loss incurred was primarily the result of one-time noninterest expenses related to the May 31, 2008 acquisition by the Company.

Net interest income was $4.0 million for the five months ended May 31, 2008. Net interest margin was 3.62%

For the five months ended May 31, 2008, the Company’s provision for loan losses was $200,000. Increases were made to the loan loss reserve due to general seasoning of the portfolio.

For the five months ended May 31, 2008, noninterest income was $854,000. Comprising this amount, service charge income was $464,000 and other income was $390,000. Included in other income for the five months ended May 31, 2008 is a $92,000 loss on sale of other real estate.

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For the five months ended May 31, 2008, noninterest expenses were $4.9 million. Salaries and employee benefits were $2.5 million and represented 51.07% of all noninterest expenses for the period. Additionally the Company incurred data processing fees of $394,000, legal fees of $306,000, equipment expense of $286,000, professional fees of $258,000, and occupancy expenses of $216,000.

One-time noninterest expenses related to the May 31, 2008 acquisition by the Company included $375,000 in salaries and benefits, $160,000 in professional fees, $84,000 in legal fees, $54,000 in equipment expenses, and $167,000 in data processing expenses.

An income tax benefit of $10,000 was recorded for the five months ended May 31, 2008.

Asset Quality

The allowance for loan losses represents management’s estimate of the amount appropriate to provide for probable losses inherent in the non-FDIC covered loan portfolio. Probable losses in the covered loans are incorporated in the fair market value analysis for the covered loans, and accordingly impact the covered loans balance and the FDIC indemnification asset balance, and not the allowance for loan losses. As such, the following asset quality information separates the covered loans from the non covered loans.

Total Loans Excluding Covered Loans

The Company’s asset quality is continually monitored, and the Company’s management has established an allowance for loan losses that it believes is appropriate for the risk of loss inherent in the loan portfolio. Among other factors, management considers the Company’s historical loss experience, the size and composition of the loan portfolio, the value and adequacy of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses, which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies.

The Company maintains a list of loans that have potential weaknesses that may need special attention. This nonperforming loan list is used to monitor such loans and is used in the determination of the appropriateness of the Company’s allowance for loan losses. At September 30, 2009, nonperforming assets, excluding FDIC covered assets, totaled $23.2 million compared with $25.9 million and $5.2 million at June 30, 2009, and December 31, 2008, respectively. The $20.7 million increase in nonperforming loans during the first two quarters of 2009, was primarily attributable to eight credit relationships aggregating approximately $18.6 million being placed in nonaccrual status. These credit relationships accounted for nearly 90% of the increase during the first two quarter of 2009 and ranged in size from $7.2 million to $0.8 million. These borrowers are commercial/ residential land developers and their loans are secured by real estate. As of September 30, 2009, credit exposure for these eight borrowers was $17.2 million, with approximately $5.0 million allowance allocated. The remaining $2.1 million increase in nonperforming assets during the first two quarters of 2009, were all smaller credit relationships. These creditors were primarily commercial/residential land developers with loans secured by real estate. During the third quarter of 2009, nonperforming assets declined $2.7 million. Loan charge-offs represented $1.4 million of this decline, and the remaining portion was attributable to the disposition of other real estate owned (OREO) during the quarter. Excluding FDIC covered loans, net charge-offs were $1.2 million and $2.0 million for the three and nine months ended September 30, 2009, respectively.

At September 30, 2009, nonaccrual loans, excluding FDIC covered assets, were $20.6 million or 3.61% of total loans. OREO equaled $1.2 million, excluding OREO in the Maryland operations.

Nationally, industry concerns over asset quality have increased due in large part to issues related to subprime mortgage lending, declining real estate activity and general economic concerns. While the Company has experienced reduced residential real estate activity, the markets in which the Company operates indicate a weakened economic condition. While the Company incurred appropriate provisions for loan losses and thus an adequate level of allowance for loan losses, there has been continued deterioration in the quality of the loan portfolio. Residential loan demand has moderated somewhat, but the Company is still experiencing continued loan demand, particularly in commercial real estate. Management will continue to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company’s portfolio, particularly those tied to residential real estate, and adjust the allowance for loan losses accordingly.

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The following table sets forth selected asset quality data, excluding FDIC covered assets, and ratios for the dates indicated:

(dollars in thousands)	September 30, 2009	December 31, 2008
Nonaccrual loans	$20,572	$4,534
Loans past due over 90 days	1,462	397
Other real estate owned	1,175	223

Total nonperforming assets	$23,209	$5,154

Balances
Allowance for loan losses	$16,211	$6,939
Average loans during quarter, net of unearned income	$559,547	$511,042
Loans, net of unearned income	$569,452	$523,298

Ratios
Allowance for loan losses to loans	2.85%	1.33%
Allowance for loan losses to nonperforming assets	69.85%	134.63%
Nonperforming assets to loans & other real estate	4.07%	0.98%
Net charge-offs for quarter to average loans, annualized	0.86%	0.32%

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A further breakout of nonaccrual loans, excluding covered loans, at September 30, 2009 and December 31, 2008 is below:

(Dollars in Thousands)	September 30, 2009			December 31, 2008
	Amount of Non Accrual	Non Covered Loans	Percentage of Non Covered Loans	Amount of Non Accrual	Non Covered Loans	Percentage of Non Covered Loans
Open End 1-4 Family Loans	$—	$20,075	0.00%	$276	$30,323	0.91%
1-4 Family First Liens	2,020	108,380	1.86%	318	99,284	0.32%

Total residential 1-4 family	2,020	128,455	1.57%	594	129,607	0.46%

Owner occupied nonfarm nonresidential	—	43,423	0.00%	200	63,218	0.32%
Non owner occupied nonfarm nonresidential	4,413	111,768	3.95%	582	93,872	0.62%

Total commercial	4,413	155,191	2.84%	782	157,090	0.50%

1-4 Family Construction	855	50,842	1.68%	1,194	36,277	3.29%
Other construction and land dev.	12,687	131,902	9.62%	461	103,238	0.45%

Total construction	13,542	182,744	7.41%	1,655	139,515	1.19%

Second mortgages	199	14,051	1.42%	497	15,599	3.19%
Multifamily	—	10,757	0.00%	—	9,370	0.00%
Agriculture	—	3,907	0.00%	433	5,143	8.42%

Total real estate loans	20,174	495,105	4.07%	3,961	456,324	0.87%

Agriculture loans	—	1,407	0.00%	—	988	0.00%
Commercial and industrial loans	194	45,348	0.43%	224	44,332	0.51%

Total commercial loans	194	46,755	0.41%	224	45,320	0.49%

Total revolving credit and other consumer	204	15,977	1.28%	25	14,457	0.17%
All other loans	—	11,700	0.00%	324	7,005	4.63%

Gross loans	$20,572	$569,537	3.61%	$4,534	$523,106	0.87%

Total Delinquencies

The following table presents a summary of non covered loans, greater than 30 days and less than 90 days past due at the dates indicated (dollars in thousands):

	September 30, 2009	December 31, 2008
30-89 Days Past Due	$6,257	$15,191

% of Non Covered Loans	1.10%	2.90%

Covered Loans

Covered loans are not classified as nonperforming assets at September 30, 2009 as the loans are accounted for on a pooled basis and the pools are considered to be performing. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for loan losses recorded on covered loans at September 30, 2009.

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Impairments

See Note 11 to the unaudited consolidated financial statements for information related to the allowance for loan losses. At September 30, 2009, total impaired loans equaled $54.5 million, excluding FDIC covered assets.

Impaired loans, by definition, are loans where management believes that it is more likely than not that the borrower will not be able to fully meet its contractual obligations, including all principal and interest payments. Under our current internal loan grading system, this would include all loans adversely classified “substandard” or worse. These impaired loans have been determined through analysis, appraisals, or other methods used by management.

During the recent review of impaired loans, it was determined that loans risk graded as “watch/special mention” were included along with the listing of “substandard” or “doubtful” loans reported as impaired loans. “Watch/special mention” loans, by definition within the Bank’s credit policy, are loans where management expects to be repaid under the contractual terms. Therefore, “watch/special mention” loans do not meet the definition of impaired loans.

In the original Form 10-Qs filed by the Company for 2009, management included all “watch/special mention” loans in addition to those deemed “substandard” and “doubtful” as impaired loans. Those loans internally rated “watch” or “special mention”, by definition within the Bank’s credit policy, are loans that are expected to be repaid under the contractual terms and are not considered impaired. As a result, loans previously classified as impaired would have more accurately been reflected as detailed in the following table.

As previously reported:

(dollars in thousands)
September 30, 2009
Impaired with a valuation allowance	$26,776
Impaired without a valuation allowance	96,684

Total impaired loans	$123,460

Under the Company’s new loan grading system:

(dollars in thousands)
September 30, 2009
Impaired with a valuation allowance	$26,776
Impaired without a valuation allowance	27,728

Total impaired loans	$54,504

The Company has restated its reporting of impaired loans in this report, and intends to consistently apply its internal loan risk rating system under the prescribed format in future reporting periods. The Company has determined that this application will not have, or would have had, a material impact on its financial statements.

Capital Requirements

The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Company seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Company.

The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. “Tier 1 Capital” is defined as a combination of common and qualifying preferred stockholders’ equity less goodwill. “Tier 2 Capital” is defined as qualifying subordinated debt and a portion of the allowance for loan losses. “Total Capital” is defined as Tier 1 Capital plus Tier 2 Capital.

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Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories according to degree of risk and assigned a risk-weighting and the resulting total is risk-weighted assets. “Tier 1 Risk-based Capital” is Tier 1 Capital divided by risk-weighted assets. “Total Risk-based Capital” is Total Capital divided by risk-weighted assets. The Leverage ratio is Tier 1 Capital divided by total average assets.

At September 30, 2009, the Company’s ratio of total capital to risk-weighted assets was 18.49%. The ratio of Tier 1 capital to risk-weighted assets was 17.28%, and the leverage ratio (Tier 1 capital to average adjusted total assets) was 9.31%. All three ratios exceed capital adequacy guidelines outlined by its regulator, and the Company is considered “well-capitalized”. At December 31, 2008, the Company’s ratio of total capital to risk-weighted assets was 20.00%. The ratio of Tier 1 Capital to risk-weighted assets was 18.92%, and the leverage ratio (Tier 1 capital to average adjusted total assets) was 12.54%. The Company has trust preferred subordinated debt that qualifies as regulatory capital. This trust preferred debt has a 30-year maturity with a 5-year call option, and was issued at a rate of three month LIBOR plus 3.00%, and was priced at 3.60% in the third quarter of 2009.

Liquidity

Liquidity represents the Company’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Company’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customer’s credit needs.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its clients and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company’s primary market risk exposure is interest rate risk. The ongoing monitoring and management of interest rate risk is an important component of the Company’s asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Committee (“ALCO”) of the Bank. In this capacity, ALCO develops guidelines and strategies that govern the Company’s asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company’s financial instruments also change, affecting net interest income, the primary component of the Company’s earnings. ALCO uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over various periods, it also employs additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company’s balance sheet. The simulation model is prepared and updated monthly. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given a 200 basis point upward shift and a 200 basis point downward shift in interest rates. A parallel shift in rates over a 12-month period is assumed. The following table represents the change to net interest income given interest rate shocks up and down 100 and 200 basis points at September 30, 2009:

	Change In Net Interest Income
(dollars in thousands)%		$
Interest Rate Shock:

+200 basis points	-2.74%	(1,186)
+100 basis points	-1.95%	(842)
No change	0.00%	—
-100 basis points	3.31%	1,431
-200 basis points	7.69%	3,325

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At September 30, 2009, the Company’s interest rate risk model indicated that, in a rising rate environment of 200 basis points over a 12 month period, net interest income could decrease by 2.74%. For the same time period, the interest rate risk model indicated that in a declining rate environment of 200 basis points, net interest income could increase by 7.69%. While these percentages are subjective based upon assumptions used within the model, management believes the balance sheet is appropriately balanced with acceptable risk to changes in interest rates.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels such as yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to, or in anticipation of, changes in interest rates.

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Form 10-Q, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an evaluation of the Company’s disclosure controls and procedures. As defined under Section 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company’s disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder. Two issues that these officers have identified in making this conclusion at the end of the third quarter of 2009 are the determination that the Company’s financial and accounting department has not effectively documented and assessed accounting issues related to non-routine transactions, such as mergers and non-recurring items that the Company has had to evaluate since May 2008, and the determination that the Company’s financial and accounting department is understaffed. This conclusion is the same conclusion that these officers made as of June 30, 2009, as disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Additional information with respect to these issues is included in the discussion below.

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Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. In the Annual Report on Form 10-K for the year ended December 31, 2008, management’s assessment of the effectiveness of the Company’s internal control over financial reporting cited a material weakness regarding the accounting for non-routine transactions, as described below. While management is not required to re-assess the effectiveness of internal control over financial reporting during the fiscal year, the Company has concluded that this material weakness continues to exist as of September 30, 2009. Specifically, the Company’s financial and accounting department has lacked sufficient resources and expertise to properly account for certain non-routine transactions, the Company’s policies and procedures have not provided for timely review of significant non-routine transactions and related accounting entries and the Company has not maintained sufficient documentation related to the application of GAAP to significant non-routine transactions.

A material weakness is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 5), or combination of deficiencies, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. The Company believes that a material weakness regarding the accounting for non-routine transactions remains as of September 30, 2009, in light of the uncertainty with respect to accounting issues related to the Company’s accounting for subsidiary costs that were applied in the Company’s mergers with TFC and BOE, the public correction of the Company’s preliminary earnings release for the second quarter of 2009 to make certain adjustments relating to the tax effect of its goodwill impairment charge, and the need to amend past periodic reports to include financial statements and related information with respect to each of the Company’s predecessors (TFC and BOE) and otherwise enhance disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality in response to a comment letter from the staff of the Commission.

As of the date of the filing of this report, the Company has not identified any specific issues that could result in a restatement of past financial information, notwithstanding the amended filings that the Company will file in response to the Commission’s comments to include additional and enhanced financial disclosures, as described above. The Company acknowledges, however, that its financial and accounting documentation for non-routine transactions is less than satisfactory for the criteria required for the framework for effective internal control over financial reporting.

In addition, the Company’s financial and accounting department is currently understaffed for the responsibilities that it has had in recent fiscal quarters. While the Company has a chief financial officer and a chief accounting officer, the Bank has not had a controller since April 2009. The Company’s financial and accounting department has also had to evaluate numerous non-routine accounting issues in addition to focusing on the day-to-day fiscal operations of the Company and periodic filings with the Commission. For example, the Company acquired the operations of SFSB in January 2009, and the on-going consolidation of those operations and analysis of unprecedented accounting issues relating to shared-loss agreements with the FDIC have strained the resources presently available at the Company.

While acknowledging the existence of a material weakness and the specific issues associated with it, the Company believes that the Company’s financial and accounting department performs its responsibilities with respect to the completion of accurate financial information in its periodic filings with the Commission.

In addition, the Company, formerly a special purpose acquisition company, and its wholly-owned operating subsidiary, Essex Bank (the “Bank”), have grown substantially over the past 18 months. In May 2008, the Company merged with each of BOE, the holding company for the Bank, and TFC, the holding company for TransCommunity Bank, and, in July 2008, TransCommunity Bank merged into the Bank. In November 2008, the Bank acquired certain assets and assumed all deposit liabilities of TCB and, in January 2009, the Bank acquired certain assets and assumed all deposit liabilities of SFSB. This significant growth has put considerable strain on the Company’s organizational structure and the effectiveness of risk management programs that are appropriate for the various functions of an organization of the Company’s size and complexity. Furthermore, this growth has strained the Company’s control structure, including the structure that supports the effective application of policies and the execution of procedures within the operation of financial reporting controls.

The Company believes that it has identified the risk management and related issues that it needs to address, including the items described above that have impacted the effectiveness of the Company’s internal control over financial reporting.

Remediation Steps to Address Material Weakness

To address the issues described above, the Company continues to take appropriate remediation steps. The Company is evaluating its financial accounting staff levels and expertise and is implementing appropriate oversight and review procedures. The Company also has put in place internal remediation plans that address concerns that have arisen in maintaining the effectiveness of the Company’s risk management programs.

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The Company engaged a public accounting firm to serve as its internal auditing firm beginning in April 2009. The Company created a new chief internal auditor position and hired in June 2009 a chief internal auditor who reports directly to the Company’s Audit Committee, and the Company continues to recruit actively a bank controller. The Company has also hired additional key members of management, including a chief administrative officer, a chief credit officer and a general counsel, during the first six months of 2009, and these individuals are actively assisting the Company in reviewing, assessing and implementing, as appropriate, numerous policies and procedures applicable to the Company and its operations.

During the third quarter of 2009, the Company engaged an independent consulting firm to support the Company in its assessment of the Company’s quarterly post-closing process, its assessment of the internal control processes in the Company’s financial and accounting department to ensure that all key controls are identified and that the controls and process are appropriately documented and provide qualified resources to support the Company’s chief financial officer and chief accounting officer. In addition, the Company engaged an independent accounting firm to support the Company with the accounting for the loan portfolio in its Maryland market subject to the FDIC shared-loss agreements.

Also during the third quarter, under the oversight of its Board of Directors and its various committees, the Company established comprehensive internal remediation plans for issues that it has identified with respect to its internal audit and Sarbanes-Oxley controls, and each plan has detailed corrective actions, identifies members of management as responsible parties and sets completion dates for addressing issues. These plans include the review, adoption and implementation of numerous formal policies and procedures appropriate for controls of an organization of the Company’s size and complexity. The Company believes that these actions have positively affected the Company’s internal control over financial reporting in the limited time that they have been implemented and that they will continue to positively affect such controls in the future.

The Company believes that it is taking all of the necessary corrective actions to the material weaknesses and other issues described above. As of the date of this filing, the Company anticipates that it will complete all of its material corrective actions by March 31, 2010.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company, including its subsidiaries, is a party or of which the property of the Company is subject.

Item 1A.	Risk Factors

The Company’s operations are subject to many risks that could adversely affect its future financial condition and performance and, therefore, the market value of its common stock. See Exhibit 99.1 for information on risk factors that could affect the Company’s future financial condition and performance, and such information is incorporated by reference into this Item 1A.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

None

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Item 6.	Exhibits

Exhibit No.	Description

31.1	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer*

31.2	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer*

32.1	Section 1350 Certifications*

99.1	Risk Factors*

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY BANKERS TRUST CORPORATION
(Registrant)

Bruce E. Thomas
Senior Vice President and Chief Financial Officer

Date: March     , 2010

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